NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF MERUS LABS INTERNATIONAL INC.

AND

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF ENVOY CAPITAL GROUP INC.

each to be held on December 9, 2011

JOINT MANAGEMENT INFORMATION CIRCULAR

with respect to a proposed

PLAN OF ARRANGEMENT involving

MERUS LABS INTERNATIONAL INC., ENVOY CAPITAL GROUP INC., THE SECURITYHOLDERS OF MERUS LABS INTERNATIONAL INC., AND THE

SECURITYHOLDERS OF ENVOY CAPITAL GROUP INC.

November 10, 2011

These materials are important and require your immediate attention. They require the shareholders of Merus Labs International Inc. and Envoy Capital Group Inc. to make important decisions. Please carefully read this joint management information circular, including the appendices thereto, as they contain detailed information relating to, among other things, the plan of arrangement between Merus Labs International Inc. and Envoy Capital Group Inc. If you are in doubt as to how to deal with these materials or the matters they describe, please consult your broker, lawyer or other professional advisor.

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APPENDICES

A	Arrangement Resolution, Continuation Resolution, and Consolidation Resolution
B	Arrangement Agreement
C	Interim Order
D	Petition
E	Fairness Opinion
F	Sections 237 to 247 of the Business Corporations Act (British Columbia) and Section 185 of the Business Corporations Act (Ontario)
G	Pro Forma Financial Statements
H	Financial Statements for Merus for the 12 month period ended September 30, 2011

November 10, 2011

Dear Merus Shareholders:

You are invited to attend an annual general and special meeting (the “Meeting”) of the holders (“Merus Shareholders”) of common shares (“Merus Shares”) of Merus Labs International Inc. (“Merus”) to be held at Suite 800 – 885 West Georgia Street, Vancouver, British Columbia V6C 3H1, on December 9, 2011 at 10:00 a.m. (Vancouver time). At the Meeting, you will be asked to consider, among other things, a proposed arrangement (the “Arrangement”) involving Merus, Envoy Capital Group Inc. (“Envoy”), Merus Shareholders, holders of Merus Options (as defined below), Merus Warrants (as defined below), holders (the “Envoy Shareholders”) of common shares of Envoy (“Envoy Shares”), holders of Envoy Warrants (as defined below), and holders of Envoy Options (as defined below).

On November 9, 2011, Merus and Envoy entered into an Arrangement Agreement, pursuant to which (1) Envoy will continue (the “Continuation”) under the Business Corporations Act (British Columbia) (“BCBCA”); and (2) Merus and Envoy will amalgamate to form a new company (“Amalco”). Under the terms of the Arrangement Agreement, Merus and Envoy will amalgamate on the following basis:

(a)

holders of outstanding Merus Shares shall receive one common share of Amalco (“Amalco Shares”) for every four Merus Shares held, or such other ratio as necessary to account for any consolidation in Envoy Shares (the “Merus Exchange Ratio”);

(b)	holders of outstanding Envoy Shares shall receive one Amalco Share for each Envoy Share held;

(c)

holders of outstanding options of Merus (“Merus Options”) shall be entitled to receive upon exercise of such holder’s Merus Options in accordance with its terms, the number of Amalco Shares as is equal to the product of: (i) the number of Merus Shares issuable pursuant to such Merus Option immediately prior to the Effective Time; and (ii) the Merus Exchange Ratio. The exercise price per Amalco Share of any such amended Merus Option shall be the amount (rounded up to the nearest cent) equal to the quotient of: (i) the original exercise price per Merus Share of such Merus Option immediately before the Effective Time; and (ii) the Merus Exchange Ratio;

(d)

holders of outstanding options of Envoy (“Envoy Options”) shall be entitled to receive upon exercise of such holder’s Envoy Options in accordance with its terms, the number of Amalco Shares as is equal to the number of Envoy Shares issuable pursuant to such Envoy Option immediately prior to the Effective Time. The exercise price per Amalco Share of any such amended Envoy Option shall be the original exercise price per Envoy Share of such Envoy Option immediately before the Effective Time;

(e)

holders of outstanding share purchase warrants of Merus (“Merus Warrants”) shall be entitled to receive upon exercise of such holder’s Merus Warrant in accordance with its terms, the number of Amalco Shares as is equal to the product of: (i) the number of Merus Shares issuable pursuant to such Merus Warrant immediately prior to the Effective Time; and (ii) the Merus Exchange Ratio. The exercise price per Amalco Share of any such amended Merus Warrant shall be the amount (rounded up to the nearest cent) equal to the quotient of: (i) the original exercise price per Merus Share of such Merus Warrant immediately before the Effective Time; and (ii) the Merus Exchange Ratio; and

(f)

holders of outstanding share purchase warrants of Envoy (“Envoy Warrants”) shall be entitled to receive upon exercise of such holder’s Envoy Warrant in accordance with its terms, the number of Amalco Shares as is equal to the number of Envoy Shares issuable pursuant to such Envoy Warrant immediately prior to the Effective Time. The exercise price per Amalco Share of any such amended Envoy Warrant shall be the amount equal to the original exercise price per Envoy Share of such Envoy Warrant immediately before the Effective Time.

If the Arrangement is effected and assuming Envoy does not consolidate the Envoy Shares, Amalco will issue up to a maximum of 30,291,664 Amalco Shares, consisting of:

(a)	11,900,979 Amalco Shares to be issued in exchange for Merus Shares held by Merus Shareholders;

(b)	2,862,308 Amalco Shares to be issuable upon the exercise of amended Merus Options and Merus Warrants;

(c)	8,028,377 Amalco Shares to be issued in exchange for Envoy Shares held by Envoy Shareholders;

(d)	750,000 Amalco Shares to be issuable upon the exercise of amended Envoy Options;

(e)

up to 4,500,000 Amalco Shares to be issued in exchange for up to 4,500,000 Envoy Shares to be issued pursuant to a proposed private placement, as further described in the accompanying Information Circular (the “Private Placement”); and

(f)	up to 2,250,000 Amalco Shares to be issued upon the exercise of amended Envoy Warrants issued pursuant to the Private Placement.

If the Arrangement is completed as contemplated, Merus and Envoy will become a new company, Amalco. Assuming a full subscription under the Private Placement, it is expected that the former owners of the Merus Shares will own approximately 49% of Amalco’s issued and outstanding shares on an undiluted basis and the former owners of Envoy Shares will own approximately 51% of Amalco’s issued and outstanding shares on an undiluted basis. If the Arrangement is completed as contemplated, Amalco will continue the business of Merus going forward. Prior to the Arrangement, Envoy may consolidate (the “Consolidation”) the Envoy Shares on the basis of one new Envoy Share for up to three old Envoy Shares, with the actual consolidation ratio to be determined by the board of directors of Envoy. The Merus Exchange Ratio would be adjusted to reflect the Consolidation.

The special resolution to approve the Arrangement must be approved by not less than 662/3% of the votes cast by Merus Shareholders and Envoy Shareholders. The special resolution to approve the Continuation and Consolidation must be approved by not less than 662/3% of the votes cast by Envoy Shareholders. Completion of the Arrangement, Consolidation, and Continuation is subject to various conditions, including the receipt of all regulatory, shareholder and court approvals. If the Arrangement is approved by the Merus Shareholders and Arrangement, Consolidation and Continuation are approved by the Envoy Shareholders and all other conditions to the implementation of the Arrangement are satisfied or waived, it is anticipated that the Arrangement will become effective on or about December 13, 2011.

The Meeting will also constitute the annual general meeting of Merus. Accordingly, at the Meeting, Merus Shareholders will also vote on the following:

(a)	to receive the audited financial statements of Merus for the financial years ended May 31, 2011, May 31, 2010, and May 31, 2009 and the auditors’ report thereon;

(b)	to elect the directors of Merus for the ensuing year;

(c)	to appoint the auditors of Merus for the ensuing year and to authorize the board of directors of Merus to fix their remuneration; and

v

(d)	to ratify the appointment of the auditors of Merus for the previous financial years ended May 31, 2011, May 31, 2010, and May 31, 2009.

Stephen W. Semeniuk, CFA has provided the board of directors of Merus (the “Merus Board”) with an opinion (the “Fairness Opinion”) that as of November 4, 2011, the consideration to be received by the Merus Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Merus Shareholders. The Merus Board, based upon its own investigations, including its consideration of the Fairness Opinion, has determined by unanimous consent that the Arrangement is in the best interests of the Merus Shareholders and has resolved to recommend that the Merus Shareholders, as applicable, vote in favour of the Arrangement.

The accompanying Information Circular provides detailed information regarding Merus and Envoy and a detailed description of the matters to be considered at the Meeting. Please give this material your careful consideration and, if you require assistance, consult your financial, legal, tax or other professional advisor.

To be represented at the Meeting, you must either attend the Meeting in person or complete and sign the applicable enclosed form of proxy and forward it so as to reach or be deposited with Olympia Trust Company, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the Meeting or any adjournment or postponement thereof.

If you are a non-registered Merus Shareholder and have received these materials from your broker or another intermediary, please complete and return the proxy or other authorization form provided to you by your broker or intermediary in accordance with the instructions provided. Failure to do so may result in your Merus Shares not being eligible to be voted at the Meeting.

“Ahmad Doroudian”

Ahmad Doroudian
Chief Executive Officer and Director

Vancouver, Canada
November 10, 2011

November 10, 2011

Dear Envoy Shareholders:

You are invited to attend a special meeting (the “Meeting”) of the holders (“Envoy Shareholders”) of common shares (“Envoy Shares”) of Envoy Capital Group Inc. (“Envoy”) to be held at Suite 2110, 130 King Street West, Toronto, Ontario M5X 1B1, on December 9, 2011 at 10:00 a.m. (Toronto time). At the Meeting, you will be asked to consider, among other things, a proposed arrangement (the “Arrangement”) involving Merus Labs International Inc. (“Merus”), Envoy, holders (the “Merus Shareholders”) of common shares of Merus (the “Merus Shares”), holders of Merus Options (as defined below), Merus Warrants (as defined below), Envoy Shareholders, holders of Envoy Warrants (as defined below), and holders of Envoy Options (as defined below).

On November 9, 2011, Merus and Envoy entered into an Arrangement Agreement, pursuant to which (1) Envoy will continue (the “Continuation”) under the Business Corporations Act (British Columbia) (“BCBCA”); and (2) Merus and Envoy will amalgamate to form a new company (“Amalco”). You will also be asked to consider the Arrangement and the Continuation at the Meeting. Under the terms of the Arrangement Agreement, Merus and Envoy will amalgamate on the following basis:

(a)

holders of outstanding Merus Shares shall receive one common share of Amalco (“Amalco Shares”) for every four Merus Shares held, or such other ratio as necessary to account for any consolidation in Envoy Shares (the “Merus Exchange Ratio”);

(b)	holders of outstanding Envoy Shares shall receive one Amalco Share for each Envoy Share held;

(c)

holders of outstanding options of Merus (“Merus Options”) shall be entitled to receive upon exercise of such holder’s Merus Options in accordance with its terms, the number of Amalco Shares as is equal to the product of: (i) the number of Merus Shares issuable pursuant to such Merus Option immediately prior to the Effective Time; and (ii) the Merus Exchange Ratio. The exercise price per Amalco Share of any such amended Merus Option shall be the amount (rounded up to the nearest cent) equal to the quotient of: (i) the original exercise price per Merus Share of such Merus Option immediately before the Effective Time; and (ii) the Merus Exchange Ratio;

(d)

holders of outstanding options of Envoy (“Envoy Options”) shall be entitled to receive upon exercise of such holder’s Envoy Options in accordance with its terms, the number of Amalco Shares as is equal to the number of Envoy Shares issuable pursuant to such Envoy Option immediately prior to the Effective Time. The exercise price per Amalco Share of any such amended Envoy Option shall be the original exercise price per Envoy Share of such Envoy Option immediately before the Effective Time;

(e)

holders of outstanding share purchase warrants of Merus (“Merus Warrants”) shall be entitled to receive upon exercise of such holder’s Merus Warrant in accordance with its terms, the number of Amalco Shares as is equal to the product of: (i) the number of Merus Shares issuable pursuant to such Merus Warrant immediately prior to the Effective Time; and (ii) the Merus Exchange Ratio. The exercise price per Amalco Share of any such amended Merus Warrant shall be the amount (rounded up to the nearest cent) equal to the quotient of: (i) the original exercise price per Merus Share of such Merus Warrant immediately before the Effective Time; and (ii) the Merus Exchange Ratio; and

(f)

holders of outstanding share purchase warrants of Envoy (“Envoy Warrants”) shall be entitled to receive upon exercise of such holder’s Envoy Warrant in accordance with its terms, the number of Amalco Shares as is equal to the number of Envoy Shares issuable pursuant to such Envoy Warrant immediately prior to the Effective Time. The exercise price per Amalco Share of any such amended Envoy Warrant shall be the amount equal to the original exercise price per Envoy Share of such Envoy Warrant immediately before the Effective Time.

If the Arrangement is effected and assuming Envoy does not consolidate the Envoy Shares, Amalco will issue up to a maximum of 30,291,664 Amalco Shares, consisting of:

(a)	11,900,979 Amalco Shares to be issued in exchange for Merus Shares held by Merus Shareholders;

(b)	2,862,308 Amalco Shares to be issuable upon the exercise of amended Merus Options and Merus Warrants;

(c)	8,028,377 Amalco Shares to be issued in exchange for Envoy Shares held by Envoy Shareholders;

(d)	750,000 Amalco Shares to be issuable upon the exercise of amended Envoy Options;

(e)

up to 4,500,000 Amalco Shares to be issued in exchange for up to 4,500,000 Envoy Shares to be issued pursuant to a proposed private placement, as further described in the accompanying Information Circular (the “Private Placement”); and

(f)	up to 2,250,000 Amalco Shares to be issued upon the exercise of amended Envoy Warrants issued pursuant to the Private Placement.

If the Arrangement is completed as contemplated, Merus and Envoy will become a new company, Amalco. Assuming a full subscription under the Private Placement, the former owners of the Merus Shares owning approximately 49% of Amalco’s issued and outstanding shares on an undiluted basis and the former owners of Envoy Shares owning approximately 51% of Amalco’s issued and outstanding shares on an undiluted basis. If the Arrangement is completed as contemplated, Amalco will continue the business of Merus going forward. Prior to the Arrangement, Envoy may consolidate (the “Consolidation”) the Envoy Shares on the basis of one new Envoy Share for up to three old Envoy Shares, with the actual consolidation ratio to be determined by the board of directors of Envoy. The Merus Exchange Ratio would be adjusted to reflect the Consolidation.

The special resolution to approve the Arrangement must be approved by not less than 662/3% of the votes cast by Merus Shareholders and Envoy Shareholders. The special resolution to approve the Continuation and Consolidation must be approved by not less than 662/3% of the votes cast by Envoy Shareholders. Completion of the Arrangement, Consolidation, and Continuation is subject to various conditions, including the receipt of all regulatory, shareholder and court approvals. If the Arrangement is approved by the Merus Shareholders and Arrangement, Consolidation and Continuation are approved by the Envoy Shareholders and all other conditions to the implementation of the Arrangement are satisfied or waived, it is anticipated that the Arrangement will become effective on or about December 13, 2011.

Stephen W. Semeniuk, CFA has provided the board of directors of Envoy (the “Envoy Board”) with an opinion (the “Fairness Opinion”) that as of November 4, 2011, the consideration to be received by the Envoy Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Envoy Shareholders. The Envoy Board, based upon its own investigations, including its consideration of the Fairness Opinion, has determined by unanimous consent that the Arrangement is in the best interests of the Envoy Shareholders and has resolved to recommend that the Envoy Shareholders, as applicable, vote in favour of the Arrangement.

The accompanying Information Circular provides detailed information regarding Merus and Envoy and a detailed description of the matters to be considered at the Meeting. Please give this material your careful consideration and, if you require assistance, consult your financial, legal, tax or other professional advisor.

To be represented at the Meeting, you must either attend the Meeting in person or complete and sign the applicable enclosed form of proxy and forward it so as to reach or be deposited with Computershare Trust Company of Canada, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the Meeting or any adjournment or postponement thereof.

If you are a non-registered Envoy Shareholder and have received these materials from your broker or another intermediary, please complete and return the proxy or other authorization form provided to you by your broker or intermediary in accordance with the instructions provided. Failure to do so may result in your Envoy Shares not being eligible to be voted at the Meeting.

“Robert Pollock”

Robert Pollock
Chief Executive Officer

Toronto, Canada
November 10, 2011

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF MERUS SHAREHOLDERS

MERUS LABS INTERNATIONAL INC.

TO BE HELD DECEMBER 9, 2011

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (“Merus Shareholders”) of common shares (“Merus Shares”) of Merus Labs International Inc. (“Merus”) will be held at Suite 800 – 885 West Georgia Street, Vancouver, British Columbia V6C 3H1, on December 9, 2011, at 10:00 a.m. (Vancouver time) for the following purposes:

1.	to receive the audited financial statements of Merus for the financial years ended May 31, 2011, May 31, 2010, and May 31, 2009 and the auditors’ report thereon;

2.	to elect the directors of Merus for the ensuing year;

3.	to appoint the auditors of Merus for the ensuing year and to authorize the board of directors of Merus to fix their remuneration;

4.	to ratify the appointment of the auditors of Merus for the previous financial years ended May 31, 2011, May 31, 2010, and May 31, 2009.

5.

to consider, pursuant to an interim order of the Supreme Court of British Columbia dated November 9, 2011 (the “Interim Order”) and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular (the “Information Circular”), to approve a plan of arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Merus and Envoy Capital Group Inc. (“Envoy”) all as more particularly described in the Information Circular; and

6.	to transact such further and other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Meeting are set forth in the accompanying Information Circular.

The record date (the “Record Date”) for determination of the Merus Shareholders entitled to receive notice of and to vote at the Meeting is November 8, 2011. Only Merus Shareholders whose names have been entered in the respective register of Merus Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

Registered Merus Shareholders may attend the Meeting in person or may be represented by proxy. Merus Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person are requested to complete, date, sign and return the accompanying applicable form of proxy for use at the Meeting or any adjournment or postponement thereof. To be effective, the applicable enclosed proxy must be received by Merus’ transfer agent:

Olympia Trust Company
Suite 1003, 750 West Pender Street
Vancouver BC V6C 2T8

not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the Meeting or any adjournment or postponement thereof.

If you are a non-registered holder of Merus Shares and receive these materials through your broker, investment dealer, bank, trust company or another intermediary, please complete and return the form of proxy provided to you in accordance with the instructions provided therein.

Registered holders of Merus Shares have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their Merus Shares in accordance with the provisions of sections 237 to 247 of the BCBCA as modified by the Interim Order as provided for in the plan of arrangement, the full text of which is set forth in Appendix I to the Arrangement Agreement between Merus and Envoy, which is attached as Appendix B to the accompanying Information

x

Circular. A Merus Shareholder’s right to dissent is more particularly described in the Information Circular. The text of sections 237 to 247 of the BCBCA is set forth in Appendix F to the accompanying Information Circular. A dissenting Merus Shareholder must send a written objection to the Arrangement Resolution, which written objection must be received by Merus at Suite 2007, 1177 West Hastings Street, Vancouver, BC, V6E 2K3, Attention: Ahmad Doroudian, by 4:00 p.m. (Vancouver time) on the second to last Business Day immediately preceding the date of the Meeting.

Failure to strictly comply with the requirements set forth in sections 237 to 247 of the BCBCA, as modified by the Interim Order as provided for in the Plan of Arrangement, may result in the loss of any right to dissent. Persons who are beneficial owners of Merus Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Merus Shares are entitled to dissent. Accordingly, a beneficial owner of Merus Shares desiring to exercise the right to dissent must make arrangements for the Merus Shares beneficially owned by such holder to be registered in the holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by Merus or, alternatively, make arrangements for the registered holder of such Merus Shares to dissent on behalf of the holder. The right to dissent is not available to holders of Merus Options, as defined in the Information Circular, or Merus Warrants, as defined in the Information Circular.

DATED at the City of Vancouver, in the Province of British Columbia, this 10th day of November, 2011.

By Order of the Board of Directors of
Merus Labs International Inc.

“Ahmad Doroudian”

Ahmad Doroudian
Chief Executive Officer and Director

Vancouver, Canada
November 10, 2011

NOTICE OF SPECIAL MEETING OF ENVOY SHAREHOLDERS

ENVOY CAPITAL GROUP INC.

TO BE HELD DECEMBER 9, 2011

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (“Envoy Shareholders”) of common shares (“Envoy Shares”) of Envoy Capital Group Inc. (“Envoy”) will be held at Suite 2110, 130 King Street West, Toronto, Ontario M5X 1B1, on December 9, 2011 at 10:00 a.m. (Toronto time) for the following purposes:

1.

to consider and if thought advisable, to pass, with or without variation, a special resolution (the “Continuation Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular (the “Information Circular”), to approve the continuance of Envoy under the Business Corporations Act (British Columbia) (“BCBCA”), all as more particularly described in the Information Circular;

2.

to consider and if thought advisable, to pass, with or without variation, a special resolution (the “Consolidation Resolution”), the full text of which is set forth in Appendix A to the Information Circular, to approve the consolidation of Envoy Shares on the basis of up to one (1) new share for three (3) old shares if considered necessary or advisable by the board of directors, with the actual consolidation ratio to be determined by the board of directors of Envoy, all as more particularly described in the Information Circular;

3.

to consider, pursuant to an interim order of the Supreme Court of British Columbia dated November 9, 2011 (the “Interim Order”) and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the Information Circular, to approve a plan of arrangement (the “Arrangement”) under Section 288 of the BCBCA involving Envoy and Merus Labs International Inc. (“Merus”) all as more particularly described in the Information Circular; and

4.	to transact such further and other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Meeting are set forth in the accompanying Information Circular.

The record date (the “Record Date”) for determination of the Envoy Shareholders entitled to receive notice of and to vote at the Meeting is November 8, 2011. Only Envoy Shareholders whose names have been entered in the respective register of Envoy Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

Registered Envoy Shareholders may attend the Meeting in person or may be represented by proxy. Envoy Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person are requested to complete, date, sign and return the accompanying applicable form of proxy for use at the Meeting or any adjournment or postponement thereof. To be effective, the applicable enclosed proxy must be received by Envoy’s transfer agent:

Computershare Trust Company of Canada,
9th Floor, 100 University Avenue,
Toronto, Ontario M5J 2Y1

not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the Meeting or any adjournment or postponement thereof.

If you are a non-registered holder of Envoy Shares and receive these materials through your broker, investment dealer, bank, trust company or another intermediary, please complete and return the form of proxy provided to you in accordance with the instructions provided therein.

Registered holders of Envoy Shares have the right to dissent with respect to the Arrangement Resolution or Continuation Resolution, if the Continuation Resolution or Arrangement Resolution becomes effective, to be paid the fair value of their Envoy Shares in accordance with the provisions of section 185 of the Ontario Business Corporations Act (the “OBCA”) as modified by the Interim Order as provided for in the plan of arrangement, the full text of which is set forth in Appendix I to the Arrangement Agreement between Merus and Envoy, which is attached as Appendix B to the accompanying Information Circular. An Envoy Shareholder’s right to dissent is more particularly described in the Information Circular. The text of section 185 of the OBCA is set forth in Appendix F to the accompanying Information Circular. A dissenting Envoy Shareholder must send a written objection to the Arrangement Resolution or Continuation Resolution, which written objection must be received by Envoy at Suite 2110, 130 King Street West, Toronto, Ontario M5X 1B1, Attention: Andrew Patient, by 4:00 p.m. (Toronto time) on the second to last Business Day immediately preceding the date of the Meeting.

Failure to strictly comply with the requirements set forth in sections 185 of the OBCA, as modified by the Interim Order as provided for in the Plan of Arrangement, may result in the loss of any right to dissent. Persons who are beneficial owners of Envoy Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Envoy Shares are entitled to dissent. Accordingly, a beneficial owner of Envoy Shares desiring to exercise the right to dissent must make arrangements for the Envoy Shares beneficially owned by such holder to be registered in the holder’s name prior to the time the written objection to the Arrangement Resolution or Continuation Resolution is required to be received by Envoy or, alternatively, make arrangements for the registered holder of such Envoy Shares to dissent on behalf of the holder. The right to dissent is not available to holders of Envoy Options, as defined in the Information Circular, or Envoy Warrants, as defined in the Information Circular.

DATED at the City of Toronto, in the Province of Ontario, this 10th day of November, 2011.

By Order of the Board of Directors of
Envoy Capital Group Inc.

“Robert Pollock”

Robert Pollock
Chief Executive Officer

Toronto, Canada
November 10, 2011

JOINT MANAGEMENT INFORMATION CIRCULAR

in respect of, inter alia, a proposed

PLAN OF ARRANGEMENT

INTRODUCTORY INFORMATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Merus and Envoy for use at the Meetings, and any adjournments or postponements thereof. No person has been authorized to give any information or make any representations in connection with the Arrangement or other matters to be considered at the Meetings other than those contained in this Information Circular and if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning each party contained in this Information Circular has been provided by management of that party. Although both parties have no knowledge that would indicate that any of such information is untrue or incomplete regarding the other party, both parties do not assume responsibility for the accuracy or completeness of information or the failure by the other party to disclose events which may have occurred or may affect the completeness or accuracy of such information which are unknown to that party.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Appendix I to the Arrangement Agreement between Merus and Envoy, which is attached as Appendix B to this Information Circular.

You are urged to carefully read the full text of the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth herein under “Glossary of Terms”. Information contained in this Information Circular is given as of November 10, 2011, unless otherwise specifically stated and except that information in documents incorporated by reference herein is given as of the dates noted therein. Information with respect to securityholdings has been provided by the respective securityholders of Merus and Envoy and/or obtained from information publicly available to Merus and Envoy. Details of the Arrangement are set forth below under “The Arrangement”.

Information for United States Securityholders

The offer and sale of the Amalco Securities issuable in exchange for Securities pursuant to the Arrangement have not been and will not be registered under the 1933 Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof. The solicitation of proxies for the Meetings is not subject to the requirements of Section 14(a) of the 1934 Act. Accordingly, this Information Circular has been prepared solely in accordance with disclosure requirements in Canada, and the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of Canadian issuers in accordance with Canadian corporate and securities laws. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

All financial statements and other financial information included or incorporated by reference in this Information Circular have been prepared in Canadian dollars and in accordance with Canadian GAAP or IFRS, and are subject to Canadian auditing and auditor independence standards, which differ from United States generally accepted accounting principles and United States auditing and auditor independence standards in certain material respects. Consequently, such financial statements and other financial information are not comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles and that are subject to United States auditing and auditor independence standards.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Merus and Envoy are incorporated under the laws of a jurisdiction outside of the United States, that some or all of their officers and directors are, or will be, residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that the assets of Merus and Envoy and such persons are, or will be, located outside the United States.

Securityholders should be aware that the Arrangement and the ownership of Amalco may have material tax consequences in the United States. Such consequences are not described fully herein, and you are encouraged to consult with your own tax advisors as to the tax consequences of the transactions contemplated herein in your particular circumstances. See “Certain United States Federal Income Tax Considerations”.

THE AMALCO SECURITIES ISSUABLE IN EXCHANGE FOR SECURITIES PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH STATE REGULATORY AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Cautionary Statement Regarding Forward-Looking Information

This Information Circular and the documents incorporated by reference herein contain certain statements or disclosures that may constitute forward-looking information or statements (collectively, “forward-looking information”) under Applicable Securities Laws. All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of Merus and Envoy, as applicable, anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, “believe”, “could”, “potential”, “enable”, “plan, “continue”, “contemplate”, “pro forma” or other comparable terminology. Forward-looking information presented in such statements or disclosures may, among other things, relate to: the expected ownership in Amalco for the Merus Shareholders and Envoy Shareholders; the anticipated benefits from the Arrangement; the expected completion and implementation date of the Arrangement; certain combined operational and financial information; the nature of Amalco’s operations following the Arrangement; sources of income; forecasts of capital expenditures, including general and administrative expenses, and the sources of the financing thereof; expectations regarding the ability to raise capital; movements in currency exchange rates; anticipated income taxes; Amalco’s business outlook following the Arrangement; plans and objectives of management for future operations; forecast business results; and anticipated financial performance.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to Merus and Envoy, as applicable, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this Information Circular in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

  the approval of the Arrangement by the Court, the Merus Shareholders, and the Envoy Shareholders;

  the receipt of all required regulatory approvals, including those of the relevant stock exchanges, to complete the Arrangement;

  the completion of the Arrangement;

  no unforeseen changes in the legislative and operating framework for the business of Merus and Envoy, as applicable;

  a stable competitive environment; and

  no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

The forward-looking information in statements or disclosures in this Information Circular is based (in whole or in part) upon factors which may cause actual results, performance or achievements of Merus and Envoy, as applicable, to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available to Merus and Envoy, as applicable, including information obtained from third-party industry analysts and other third party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While Merus and Envoy do not know what impact any of those differences may have, their business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

  the risk that Merus and Envoy will be unable to complete the Amalgamation for any reason, including the failure to obtain required court, regulatory or shareholder approval and the failure of Merus or Envoy to satisfy all of the condition precedents in the Arrangement Agreement;

  the acceptance of Amalco’s products by hospital formularies and pharmacies, physicians and patients in the marketplace;

  Amalco’s ability to successfully market and sell its products;

  delays or setbacks with respect to clinical trials, governmental approvals, or manufacturing or commercial activities;

  the timing and unpredictability of regulatory actions;

  the ability to develop and commercialize new products effectively;

  unanticipated cash requirements to support current operations, to expand its business or for capital expenditures;

  the inability to adequately protect its key intellectual property rights;

  the loss of key management or scientific personnel;

  the activities of its competitors;

  regulatory, legal or other setbacks with respect to its operations or business;

  market conditions in the capital markets and the biopharmaceutical industry that make raising capital or consummating acquisitions difficult, expensive or both;

  enactment of new government laws, regulations, court decisions, regulatory interpretations or other initiatives that are adverse to Amalco or its interests;

  the risk that Amalco following the Arrangement is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund capital expenditures, future exploration activities and acquisitions, and other obligations; and

  the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where Amalco operates.

Merus and Envoy are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by Applicable Laws. Because of the risks, uncertainties and assumptions contained herein, securityholders should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

The reader is further cautioned that the preparation of financial statements in accordance with Canadian GAAP or IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Merus and Envoy caution you that the above list of risk factors is not exhaustive. Other factors which could cause actual results, performance or achievements of Merus and Envoy, as applicable, to differ materially from those contemplated (whether expressly or by implication) in the forward-looking statements or other forward-looking information are disclosed in Merus’ and Envoy’s publicly filed disclosure documents, including those disclosed under “Risk Factors” in this Information Circular.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular including the Summary and the Appendices.

“1933 Act” means the United States Securities Act of 1933, as amended.

“1934 Act” means the United States Securities Exchange Act of 1934, as amended.

“affiliate” has the meaning attributed to such term under Section 1.2 of National Instrument 45-106.

“Amalco” means the continuing corporation arising as a result of the Amalgamation.

“Amalco Options” means the amended Envoy Options and Merus Options.

“Amalco Shares” means the common shares of Amalco.

“Amalco Warrants” means the amended Envoy Warrants and Merus Warrants.

“Amalgamation” means the means the proposed amalgamation of Merus and Envoy to be completed pursuant to the Arrangement and under the provisions of the BCBCA on the terms and conditions set out in the Arrangement Agreement and any amendments thereto or variations made in accordance with its terms .

“Appendices” means the appendices to this Information Circular.

“Applicable Laws” means, with respect to any Person, any laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, injunctions, orders, decisions, policies, standards, guidelines, rulings, determinations or awards, decrees or other requirements of or applied by any Governmental Authority, statutory body or self-regulatory authority (including the CNSX, TSX and NASDAQ), including general principles of common law, that are binding upon or applicable to such Person.

“Applicable Securities Laws” means the Securities Act and, to the extent applicable, the equivalent legislation in the other provinces and territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins, and notices of the securities commissions and similar regulatory authorities of each of the provinces and territories of Canada, as applicable, and the published rules and policies of the CNSX, TSX, and NASDAQ.

“Arrangement” means the arrangement involving Merus and Envoy under Section 288 of the BCBCA, on the terms and conditions set forth in the Arrangement Agreement and as more particularly described in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement, the applicable provisions of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Merus and Envoy, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated November 9, 2011 between Merus and Envoy and any amendments thereto, copies of which have been filed on SEDAR at http://www.sedar.com.

“Arrangement Resolution” means the special resolution of the Merus Shareholders and Envoy Shareholders approving the Plan of Arrangement to be considered by the Merus Shareholders and Envoy Shareholders at the Meetings, to be in substantially the form and content of Appendix A.

“associate” when used to indicate a relationship with a person has the same meaning as set forth in the Securities Act.

“BCBCA” means the Business Corporations Act, S.B.C. 2002, c. 57, as amended, including the regulations promulgated thereunder.

“Business Day” means any day on which commercial banks are generally open for business in the City of Vancouver, British Columbia, other than a Saturday, a Sunday or a day observed as a holiday in the City of Vancouver, British Columbia under the laws of the Province of British Columbia or the federal laws of Canada.

“Canadian GAAP” means accounting principles generally accepted in Canada including those set by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis.

“CNSX” means the Canadian National Stock Exchange.

“Code” means the Internal Revenue Code of 1986, as amended.

“company” unless specifically indicated otherwise, means a corporation, incorporated association or other organization, body corporate, partnership, trust, association or other entity, other than an individual.

“Consolidation” means the consolidation of the Envoy Shares as determined by Envoy’s board of directors but in no event shall be greater than one new Envoy Share for every three Envoy Shares.

“Consolidation Resolution” means the special resolution of the Envoy Shareholders approving the Consolidation.

“Continuation” means the application by Envoy to the Registrar of the province of British Columbia requesting that Envoy be continued as if it had been incorporated under the laws of the province of British Columbia, as prescribed under Section 181 of the OBCA.

“Continuation Resolution” means the special resolution of the Envoy Shareholders approving the Continuation.

“Court” means the Supreme Court of British Columbia.

“Depositary” means Olympia Trust Company.

“Deposited Securities” has the meaning set forth under the heading “The Arrangement – Procedure for Exchange of Securities”.

“Depositing Securityholders” has the meaning set forth under the heading “The Arrangement – Procedure for Exchange of Securities”.

“Dissenter” means a Merus Shareholder or Envoy Shareholder who has duly exercised a Dissent Right and who is ultimately entitled to be paid the fair value of the Merus Shares or Envoy Shares held by such person.

“Dissenting Securities” means a Merus Share or Envoy Share, as applicable, in respect of which the Dissent Right has been validly exercised and not withdrawn by a Dissenter.

“Dissent Procedures” means the procedures set forth in Sections 237 to 247 of the BCBCA or Section 185 of the OBCA, as applicable, required to be taken by a Registered Shareholder to exercise Dissent Rights in respect of Dissenting Securities in connection with the Arrangement, as modified by the Interim Order as provided for in the Plan of Arrangement.

“Dissent Rights” means the right of a Merus Shareholder or Envoy Shareholder to dissent to the Arrangement and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with the provisions of the BCBCA or OBCA, as applicable, as modified by the Interim Order as provided for in the Plan of Arrangement.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date.

“Envoy” means Envoy Capital Group Inc., a corporation existing under the OBCA.

“Envoy Board” means the board of directors of Envoy.

“Envoy Exchange Ratio” means one Amalco Share received for each Envoy Share, or received upon the exercise of each Envoy Warrant or Envoy Option.

“Envoy Meeting” means the special meeting of the Envoy Shareholders to be held to consider, among other matters, the Arrangement, Continuance Resolution, and Consolidation Resolution, and any adjournment or postponement thereof.

“Envoy Optionholders” at any time means the holders of Envoy Options.

“Envoy Options” means the 750,000 outstanding options of Envoy to purchase Envoy Shares.

“Envoy Securities” means the outstanding Envoy Shares, Envoy Options and Envoy Warrants, as applicable.

“Envoy Securityholders” at any time means the holders of Envoy Securities.

“Envoy Shareholders” means the holders of Envoy Shares at the applicable time.

“Envoy Shares” means the common shares in the capital of Envoy.

“Envoy Transfer Agent” means Computershare Trust Company of Canada.

“Envoy Units” means units of Envoy consisting of one Envoy Share and one half of one Envoy Warrant.

“Envoy Warrantholders” at any time means the holders of Envoy Warrants.

“Envoy Warrants” means the warrants of Envoy to be issued pursuant to the Private Placement, which entitle the holder to purchase one additional Envoy Share at an exercise price of no less than $3.00 per Envoy Share and is required to be exercised if the closing price of the Envoy Shares or Amalco Shares on the TSX is at or above $4.00 for thirty consecutive days.

“Fairness Opinion” means the opinion of Stephen W. Semeniuk, CFA to the effect that the consideration to be received by the Merus Shareholders and Envoy Shareholders under the Arrangement is fair, from a financial point of view, to the Merus Shareholders and Envoy Shareholders, a copy of which is attached as Appendix E to this Information Circular.

“Final Order” means the final order of the Court under Section 291 of the BCBCA, in a form acceptable to Merus and Envoy, each acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both Merus and Envoy, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Merus and Envoy, each acting reasonably) on appeal.

“Governmental Authority” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasigovernmental or private body, including any tribunal, commission, stock exchange, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“IFRS” means International Financial Reporting Standards as adopted by the International Accounting Standards Board.

“Information Circular” means this joint management information circular of Merus and Envoy dated November 10, 2011, together with all Appendices hereto and documents incorporated by reference herein.

“Insider” if used in relation to an issuer, means:

(a)	a director or senior officer of the issuer;

(b)	a director or senior officer of a company that is an Insider or subsidiary of the issuer;

(c)	a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer; or

(d)	the issuer itself if it holds any of its own securities.

“Interim Order” means the interim order of the Court dated November 9, 2011, containing declarations and directions with respect to the Arrangement, as such order may be amended, modified, supplemented or varied by the Court, a copy of which order is attached as Appendix C to this Information Circular.

“Intermediary” means an intermediary with which a Nonregistered Securityholder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans (collectively, as defined in the Tax Act) and similar plans, and their nominees.

“Iroko” means Iroko International LP, a subsidiary of Iroko Pharmaceuticals, LLC.

“IRS” means the Internal Revenue Service.

“Letter of Intent” means the non-binding letter of intent between Merus and Envoy dated October 11, 2011.

“Letter of Transmittal” means the letter of transmittal sent to holders of Merus Shares and Envoy Shares for use in connection with the Arrangement.

“Material Adverse Effect” means an effect that is, or would reasonably be expected to be, materially adverse to the affairs, business, operations, prospects, cash flows, results of operations, assets, capitalization, condition (financial or otherwise), licenses, permits, properties, concessions, rights, liabilities (contingent or otherwise), privileges (whether contractual or otherwise) of a Party and its subsidiary considered on a consolidated basis, provided that a Material Adverse Effect shall not include an effect that arises or results from: (i) the announcement of the transactions contemplated by the Arrangement or the Arrangement Agreement; (ii) any change in GAAP or the application of, or conversion to, IFRS; (iii) any change in the market prices or trading volume of any securities of such Party; (iv) conditions affecting the pharmaceutical industry generally, in jurisdictions in which such Party carries on business, provided that such conditions or changes do not have a materially disproportionate effect on such Party relative to other comparable companies; (v) general economic, financial, currency exchange, securities or market conditions in Canada or elsewhere provided that such conditions or changes do not have a materially disproportionate effect on such Party relative to other comparable companies; or (vi) any action or inaction taken by such Party to which the other Party consented in writing.

“Meetings” means the Merus Meeting and Envoy Meeting.

“Merus” means Merus Labs International, Inc., a corporation existing under the BCBCA.

“Merus Board” means the board of directors of Merus.

“Merus Exchange Ratio” means one Amalco Share received for each four Merus Shares, or received upon the exercise of each Merus Warrant or Merus Option, which shall be adjusted accordingly if the Consolidation becomes effective.

“Merus Meeting” means the annual general and special meeting of the Merus Shareholders to be held to consider, among other matters, the Arrangement and any adjournment or postponement thereof.

“Merus Optionholders” at any time means the holders of Merus Options.

“Merus Options” means the 910,000 outstanding options of Merus to purchase Merus Shares.

“Merus Securities” means the outstanding Merus Shares, Merus Options and Merus Warrants, as applicable.

“Merus Securityholders” at any time means the holders of Merus Securities.

“Merus Shareholders” means the holders of Merus Shares at the applicable time.

“Merus Shares” means the common shares in the capital of Merus.

“Merus Special Committee” means the special committee of the Merus Board.

“Merus Transfer Agent” means Olympia Trust Company.

“Merus Warrantholders” at any time means the holders of Merus Warrants.

“Merus Warrants” means the 10,539,230 issued and outstanding share purchase warrants of Merus, consisting of: (i) 888,480 share purchase warrants expiring May 15, 2012 each of which is exercisable for one Merus Share at a price of $0.40 per Merus Share; (ii) 700,000 share purchase warrants expiring March 21, 2013 each of which is exercisable for one Merus Share at a price of $0.20 per Merus Share; (iii) 350,000 share purchase warrants expiring May 10, 2012 each of which is exercisable for one Merus Share at a price of $0.40 per Merus Share; (iv) 925,000 share purchase warrants expiring May 12, 2013 each of which is exercisable for one Merus Share at a price of $0.40 per Merus Share; and (v) 7,675,750 share purchase warrants expiring April 30, 2013 each of which is exercisable for one Merus Share at a price of $0.65 per Merus Share.

“misrepresentation” has the meaning ascribed thereto under the Securities Act.

“NASDAQ” means the NASDAQ Stock Market.

“Nonregistered Securityholder” means a beneficial holder of securities, whose securities are held through an Intermediary.

“Non-Resident Shareholder” means a holder of Merus Shares or Envoy Shares who, for purposes of the Tax Act and at all relevant times, is not resident or deemed to be resident in Canada, does not use or hold and is not deemed to use or hold, Merus Shares or Envoy Shares in, or in the course of, carrying on business in Canada and is not an insurer who carries on an insurance business in Canada and elsewhere.

“Notice of Dissent” means the written notice of dissent sent to Merus or Envoy by a Dissenter in accordance with the procedures outlined under the heading “The Arrangement – Right of Dissent”.

“Notice of Intention” has the meaning ascribed to it under the heading “The Arrangement – Right of Dissent”.

“Notice of Meetings” means the Notice of the Merus Meeting and Notice of the Envoy Meeting, which accompanies this Information Circular.

“OBCA” means the Ontario Business Corporations Act, R.S.O. 1990, c B.16, and the regulations made under that enactment, as amended.

“Parties” means Merus and Envoy.

“Party” means either of Merus or Envoy.

“Person” means a natural person, partnership, limited partnership, limited liability partnership, estate, body corporate, limited liability company, unlimited liability company, joint stock company, trust, estate, unincorporated association, joint venture or other entity or Governmental Authority, and pronouns have a similarly extended meaning.

“Plan of Arrangement” means the plan of arrangement substantially in the form and content attached as Appendix I to the Arrangement Agreement, which is attached as B to this Information Circular, as from time to time amended, supplemented or restated in accordance with the Arrangement Agreement, the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Merus and Envoy, each acting reasonably.

“Private Placement” means the private placement to be completed by Envoy consisting of the sale of up to 4,500,000 Envoy Units at a minimum price of $2.00.

“Record Date” means November 8, 2011, which is the date for determining the Merus Shareholders and Envoy Shareholders eligible to vote at the Meetings.

“Registered Shareholder” means a Merus Shareholder whose name appears on the registers of Merus as the owner of Merus Shares or an Envoy Shareholder whose name appears on the registers of Envoy as the owner of Envoy Shares.

“Registrar” means the British Columbia Registrar of Companies appointed under section 400 of the BCBCA.

“Regulation S” means Regulation S under the 1933 Act.

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities required in connection with execution, delivery or performance of the Arrangement Agreement or the consummation of the transactions contemplated by the Arrangement Agreement, all of which are as set out in Schedule A of the Arrangement Agreement.

“Representatives” means any officer, director, employee, representative, including any financial or other adviser, or agent of Merus or Envoy, as applicable, or any of their respective subsidiaries.

“Saturna Group” means Saturna Group Chartered Accountants LLP, auditors of Merus.

“SEC” means the United States Securities and Exchange Commission.

“Securities” means the Merus Shares, Envoy Shares, and Amalco Shares, as applicable.

“Securities Act” means the Securities Act (British Columbia).

“Securityholders” means the Merus Securityholders and/or Envoy Securityholders , as applicable.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Shareholders” means the Merus Shareholders and/or Envoy Shareholders, as applicable.

“subsidiary” means, with respect to a specified body corporate, a body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of directors thereof, whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a subsidiary.

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder.

“Transfer” means sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant security interest in or otherwise convey or encumber.

“Transfer Agents” means, collectively, the Merus Transfer Agent and the Envoy Transfer Agent and “Transfer Agent” means any one of them.

“TSX” means the Toronto Stock Exchange.

“United States” or “U.S.” means the United States, as defined pursuant to Rule 902(l) of Regulation S.

“U.S. Holder” has the meaning set forth under the heading “Certain United States Federal Income Tax Considerations – Scope of this Disclosure – U.S. Holders”.

Unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing any gender include all genders and words importing persons include firms and corporations and vice versa.

SUMMARY

The following is a summary of the contents of the Information Circular. This summary is provided for convenience only and is qualified in its entirety by the more detailed information appearing elsewhere in the Notices of Meetings and this Information Circular, including the Appendices hereto and the documents incorporated by reference herein.

Terms with initial capital letters in this summary are defined in the “Glossary of Terms” set out elsewhere in this Information Circular.

The Meetings

Date, Time and Place of the Meetings

The Merus Meeting will be held on December 9, 2011 at 10:00 a.m. (Vancouver time) at 800-885 West Georgia St, Vancouver, British Columbia, V6C 3H1.

The Envoy Meeting will be held on December 9, 2011 at 10:00 a.m. (Toronto time) at Suite 2110, 130 King Street West, Toronto, Ontario, M5X 1B1.

The Record Date

The Record Date for determining the Shareholders eligible to vote at the Meetings is November 8, 2011.

Purpose of the Meetings

This Information Circular is furnished in connection with the solicitation of proxies by management of Merus and Envoy for use at the Meetings.

At the Meetings, the Shareholders will be asked, inter alia, to consider and, if thought advisable, to pass, with or without variation, the Arrangement Resolution, the full text of which is set forth in Appendix A to this Information Circular. See “The Arrangement” and “Matters to be Approved at the Meetings”. At the Envoy Meeting, the Envoy Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Continuation Resolution, the full text of which is set forth in Appendix A to this Information Circular and the Consolidation Resolution, the full text of which is set forth in Appendix A to this Information Circular. See “The Continuation”, “The Consolidation” and “Matters to be Approved at the Meetings”.

Background to the Arrangement

The terms of the Arrangement are the result of extensive arm’s length negotiations conducted between Merus and Envoy and their respective legal advisors. The following is a summary of the background leading to the finalization of the terms of the Arrangement.

In early February 2011, Merus approached Powerone Capital (“Powerone”) to assist with a $2.0 million financing. Powerone introduced Merus to Robert Pollock, the Chief Executive Officer of Envoy who participated in a $2.0 million private placement financing conducted by Merus.

In early April 2011, Merus concluded negotiations with Iroko to acquire Vancocin for a total consideration of US$20.9 million. Iroko required US$8.6 million at closing. Robert Pollock arranged a $525,000 equity financing through Primary Capital and through Envoy arranged a $6.0 million short term loan that allowed Merus to acquire Vancocin from Iroko on May 13, 2011. Merus has since repaid this loan to Envoy.

Merus is required to make two additional payments to Iroko of US$9.0 million and US$3.9 million due on November 30, 2011 and May 13, 2012, respectively.

Since closing of the transaction with Iroko on May 13, 2011, Merus’ management has been seeking additional financing. Merus received two term sheets for debt financing with the following terms: principal of $12.0 million at an annual interest rate of 16% and principal of $15.0 million at an annual interest rate of 15%. Merus also received one term sheet for equity financing for up to $4.0 million at $0.40 per Merus Share.

On or about July 17, 2011, Robert Pollock suggested that Merus should consider merging Envoy with Merus. After careful consideration of all options and a review of Envoy’s assets (cash or near cash holdings, and a TSX and NASDAQ listing), Merus decided to formally engage in discussions with Envoy to conclude a merger of the two companies.

On October 7, 2011, the Merus Board met to consider whether the Arrangement was in Merus’ best interest. The Merus Board decided to approve the Letter of Intent. On October 8, 2011, the Envoy Board met to consider whether the Arrangement was in Envoy’s best interest and the Envoy Board decided to approve the Letter of Intent. On October 11, 2011, Merus and Envoy executed the Letter of Intent and issued a press release announcing the proposed Arrangement.

On October 19, 2011, the Merus Board decided to form the Merus Special Committee to consider the fairness of the amalgamation to the Merus Shareholders. On October 19, 2011, the Merus Special Committee retained Stephen W. Semeniuk, CFA to consider whether the amalgamation was fair, from a financial point of view, to the Merus Shareholders. On November 4, 2011, the Merus Special Committee received the Fairness Opinion. On November 4, 2011, the Merus Special Committee resolved that the Amalgamation is fair, from a financial point of view, to the Merus Shareholders and recommended to the Merus Board that the Merus Board approve the Arrangement. On November 4, 2011, the Merus Board approved the Amalgamation.

On October 19, 2011, the Envoy Board also retained Stephen W. Semeniuk, CFA to consider whether the amalgamation was fair, from a financial point of view, to the Envoy Shareholders. On November 4, 2011, the Envoy Board received the Fairness Opinion. On November 9, 2011, the Envoy Board resolved that the Amalgamation is fair, from a financial point of view, to the Envoy Shareholders and approved the Arrangement.

Benefits of and Reasons for the Arrangement

The Merus Board believes that the Arrangement provides the following benefits for the Merus Securityholders:

(a)	the Arrangement is a superior strategic alternative that allows Merus to move forward and pursue its business objectives;

(b)	Merus Securityholders will benefit from Envoy’s experienced board of directors and strong balance sheet;

(c)	the assessment that there were no other alternative companies or viable sources of financing available to Merus at this time;

(d)	the Arrangement is expected to improve the ability of Merus to expand its business and acquire additional product lines;

(e)	the Arrangement, once completed, will create a stronger company than Merus and Envoy alone;

(f)	Amalco Shares are anticipated to trade on the TSX and NASDAQ, which is expected to improve liquidity for current Merus Shareholders, as well as the ability to attract new capital; and

(g)	subject to the provisions of the Tax Act, the exchange of Merus Shares and Envoy Shares under the Arrangement should generally occur on a tax-deferred basis.

Further, Merus must make a payment of US$9.0 million to Iroko by November 30, 2011. If Merus raises equity capital as a separate company, the pricing of such a share issuance would presumably be at a discount to the market price of the Merus Shares at the time of the announcement of the Letter of Intent. Assuming a pricing of $0.40 per Merus Share, this financing would require the issuance of 22,500,000 Merus Shares and current Merus Shareholders’ position in Merus would be reduced to approximately 26% of the 30 million Merus Shares that would then be outstanding. Under the Arrangement, the position of Merus Shareholders will improve on a relative basis with their combined holding amounting to approximately 49% of Amalco’s shares.

The Envoy Board believes that the Arrangement provides the following benefits for the Envoy Securityholders:

(a)	Envoy Securityholders will benefit from Merus’ growth potential and strong gross profit;

(b)	the Arrangement is anticipated to transform Envoy from a merchant bank valued on the basis of, or at a discount to, book value into a company that will be valued on the basis of sales and growth;

(c)	the Arrangement, once completed, will create a stronger company than Merus and Envoy alone; and

(d)	subject to the provisions of the Tax Act, the exchange of Merus Shares and Envoy Shares under the Arrangement should generally occur on a tax-deferred basis.

The Arrangement

The Arrangement will result in the amalgamation of Merus and Envoy to form Amalco, pursuant to which all of the issued and outstanding Merus Shares and Envoy Shares (other than those held by Dissenting Shareholders) will be exchanged for Amalco Shares.

Subject to the terms and conditions of the Arrangement Agreement, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)

Immediately prior to the Effective Time, the Merus Shares and Envoy Shares held by Dissenting Shareholders shall be deemed to have been surrendered for cancellation, and such Dissenting Shareholders shall cease to be the holders of such Merus Shares and Envoy Shares, as applicable, and to have any rights as holders of such Merus Shares and Envoy Shares, as applicable, other than the right to be paid the fair value for such Merus Shares and Envoy Shares, as applicable, and such Dissenting Shareholders’ names shall be removed as the holders of such Merus Shares and Envoy Shares, as applicable, from the central securities register of Merus or Envoy, as applicable;

(b)	Merus and Envoy shall amalgamate to form Amalco with the same effect as if they had amalgamated under Section 270 of the BCBCA, in accordance with the following:

(i)

Merus Shareholders (other than the Dissenting Shareholders) exchange Merus Shares for Amalco Shares on the basis of the Merus Exchange Ratio provided that no fractional Amalco Shares will be distributed to Merus Shareholders and the number of Amalco Shares to which each Merus Shareholder is entitled will be rounded down to the next whole number and no payment will be made in respect of such a fractional share;

	(ii)	Envoy Shareholders (other than the Dissenting Shareholders) exchange each Envoy Share for one Amalco Share;

(iii)

notwithstanding the terms of any of the Merus Warrant, holders of Merus Warrants shall be entitled to receive upon exercise of such holder’s Merus Warrants in accordance with its terms, the number of Amalco Shares as is equal to the product of:

		(A)	the number of Merus Shares issuable pursuant to such Merus Warrant immediately prior to the Effective Time; and

(B)	the Merus Exchange Ratio; and

the exercise price per Amalco Share of any such amended Merus Warrant shall be the amount (rounded up to the nearest cent) equal to the quotient of:

(A)	the original exercise price per Merus Share of such Merus Warrant immediately before the Effective Time; and

(B)	the Merus Exchange Ratio;

(iv)

notwithstanding the terms of any Merus Option, holders of Merus Options shall be entitled to receive upon exercise of such holder’s Merus Options in accordance with its terms, the number of Amalco Shares as is equal to the product of:

	(A)	the number of Merus Shares issuable pursuant to such Merus Option immediately prior to the Effective Time; and

	(B)	the Merus Exchange Ratio; and

the exercise price per Amalco Share of any such amended Merus Option shall be the amount (rounded up to the nearest cent) equal to the quotient of:

(A)	the original exercise price per Merus Share of such Merus Option immediately before the Effective Time; and

(B)	the Merus Exchange Ratio;

(v)

notwithstanding the terms of any Envoy Warrant, holders of outstanding Envoy Warrants shall be entitled to receive upon exercise of such holder’s Envoy Warrant in accordance with its terms, the number of Amalco Shares as is equal to the number of Envoy Shares issuable pursuant to such Envoy Warrant immediately prior to the Effective Time. The exercise price per Amalco Share of any such amended Envoy Warrant shall be the amount equal to the original exercise price per Envoy Share of such Envoy Warrant immediately before the Effective Time;

(vi)

notwithstanding the terms of any Envoy Option, holders of Envoy Options shall be entitled to receive upon exercise of such holder’s Envoy Options in accordance with its terms, the number of Amalco Shares as is equal to the number of Envoy Shares issuable pursuant to such Envoy Option immediately prior to the Effective Time and the exercise price per Amalco Share of any such amended Envoy Option shall be the original exercise price per Envoy Share of such Envoy Option immediately before the Effective Time;

(vii)	the notice of articles of amalgamation and articles of Amalco shall be substantially in the form of the notice of articles and articles of Merus, taking into account the transactions set forth herein;

(viii)	the property, rights and interests of Merus and Envoy will be the property, rights and interests of Amalco;

(ix)	Amalco shall be liable for the obligations of Merus and Envoy;

(x)	any existing cause of action, claim or liability to prosecution of Merus or Envoy shall be unaffected;

(xi)	any legal proceeding being prosecuted or pending by or against either Merus or Envoy may be prosecuted, or its prosecution may be continued, as the case may be, by or against Amalco;

(xii)	a conviction against, or ruling, order or judgment in favour or against either Merus or Envoy may be enforced by or against Amalco;

(xiii)	Amalco’s name shall be Merus Labs International Inc.;

(xiv)	the board of directors of Amalco shall consist of the following persons:

Name
Ahmad Doroudian
David Guebert
Robert Pollock
Joseph Rus
Timothy Sorensen

(xv)	the officers of Amalco shall consist of the following persons:

Name	Title

Ahmad Doroudian	President and Chief Executive Officer
Andrew Patient	Chief Financial Officer
Moira Ong	Vice President, Finance and Secretary
Ali Moghaddam	V.P Business Development & Commercial Operations

(xvi)

the first auditors of Amalco shall be Saturna Group, who shall hold office until the first annual meeting of Amalco following the amalgamation or until their successors are elected or appointed, and for the purposes of Section 204 of the BCBCA.

No fractional Amalco Shares, Amalco Options, or Amalco Warrants shall be issued pursuant to the Arrangement. In the event that the Merus Exchange Ratio would in any case result in a former holder of Merus Securities being entitled to a fractional Amalco Share, such Amalco Shares shall be rounded down to the nearest whole number.

If the Arrangement is completed as contemplated, Merus and Envoy will become a new company, Amalco. Assuming the full subscription of the Private Placement, it is expected that the former owners of the Merus Shares will own approximately 49% of Amalco’s issued and outstanding shares on an undiluted basis and the former owners of Envoy Shares will own approximately 51% of Amalco’s issued and outstanding shares on an undiluted basis. If the Arrangement is completed as contemplated, Amalco will continue the business of Merus going forward.

The respective obligations of the Parties to complete the transactions contemplated by the Arrangement Agreement are subject to a number of conditions which must be satisfied in order for the Arrangement to become effective.

The foregoing is a summary only and reference should be made to the full text of the Arrangement Agreement, a copy of which is available on SEDAR, and the Plan of Arrangement, a copy of which is attached to this Information Circular as Appendix B.

Required Vote

The approval of the Arrangement Resolution will require the affirmative vote of at least two-thirds of the votes cast by each of ther Merus Shareholders and Envoy Shareholders present in person or represented by proxy at the Meetings.

The Merus Board and Envoy Board unanimously recommend that the Shareholders vote in favour of the Arrangement.

The Continuation

The Continuation will result in Envoy becoming subject to all of the provisions of the BCBCA and ceasing to be subject to the provisions of the OBCA, as prescribed under Section 181 of the OBCA. The completion of the Continuation is a condition of the Arrangement. See “The Continuation”.

Required Vote

The approval of the Continuation Resolution will require the affirmative vote of at least two-thirds of the votes cast by the Envoy Shareholders present in person or represented by proxy at the Envoy Meeting.

The Envoy Board unanimously recommends that the Envoy Shareholders vote in favour of the Continuation.

The Consolidation

Prior to the Arrangement, Envoy may consolidate the Envoy Shares on the basis of one new Envoy Share for up to three old Envoy Shares, with the actual consolidation ratio to be determined by the board of directors of Envoy. The Merus Exchange Ratio would be adjusted to reflect the Consolidation. See “The Consolidation”.

Required Vote

The approval of the Consolidation Resolution will require the affirmative vote of at least two-thirds of the votes cast by the Envoy Shareholders present in person or represented by proxy at the Envoy Meeting.

The Envoy Board unanimously recommends that the Envoy Shareholders vote in favour of the Consolidation.

Fairness Opinion

Merus and Envoy retained a financial advisor in connection with the assessment of the Arrangement. The financial advisor, as part of its mandate, was requested to provide the Merus Special Committee and Envoy Board with its opinion as to the fairness to the Merus Shareholders and Envoy Shareholders, from a financial point of view, of the consideration to be received by the Merus Shareholders and Envoy Shareholders under the Arrangement.

The Fairness Opinion states that, on the basis of the particular assumptions and considerations set forth therein, the consideration to be received by the Merus Shareholders and Envoy Shareholders under the Arrangement is fair, from a financial point of view, to the Merus Shareholders and Envoy Shareholders.

The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See “The Arrangement – Fairness Opinion” and “Appendix E – Fairness Opinion”.

Merus Special Committee

The Merus Special Committee was formed to consider the Arrangement and to make a recommendation to the Merus Board with respect to the Arrangement. After careful consideration of the alternatives available to Merus, the Fairness Opinion, the advice of legal counsel and other relevant matters, the Merus Special Committee (unanimously) resolved to recommend that the Merus Board approve the Arrangement Agreement and the Arrangement. In deciding to approve the Arrangement Agreement and the terms of the Arrangement, the Merus Board considered, among other things, the recommendation of the Merus Special Committee. See “The Arrangement – Merus Special Committee”.

Recommendation of the Merus Board and Envoy Board

The Arrangement has been unanimously approved by the Merus Board and by the Envoy Board, each of which has determined that the Arrangement is in the best interests of their respective companies and should be placed before the Shareholders for approval.

The Merus Board unanimously recommends that the Merus Shareholders vote in favour of the Arrangement. The Envoy Board unanimously recommends that the Envoy Shareholders vote in favour of the Arrangement, Continuation and Consolidation. The contents and delivery of this Information Circular have been approved by the Merus Board and Envoy Board.

See “The Arrangement – Recommendation of the Board”.

The Arrangement Agreement

The Arrangement will be effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of the Parties and various conditions precedent. This Information Circular contains a summary of certain provisions of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, a copy of which is attached as Appendix B and which has been filed on SEDAR and is available under Merus’ and Envoy’s profiles at www.sedar.com.

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to the provisions of Division 5 of Part 9 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement must be approved by the Shareholders in the manner set forth in the Interim Order;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)

all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party, including the Continuation and Consolidation, if applicable; and

(d)	all required regulatory approvals in respect of the completion of the Arrangement must be obtained, including without limitation, the approval of the TSX and NASDAQ.

See “The Arrangement – Procedure for the Arrangement to Become Effective – Procedural Steps”.

Shareholder Approval

Pursuant to the terms of the Interim Order, the Arrangement Resolution must, subject to further orders of the Court, be approved by at least 662/3% of the aggregate votes cast by the Merus Shareholders and the Arrangement Resolution, Consolidation Resolution and Continuation Resolution must be approved by at least 662/3% of the aggregate votes cast by the Envoy Shareholders, either in person or by proxy, voting together as a single class.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Merus Board and Envoy Board, without further notice to or approval of the Shareholders and subject to the terms of the Arrangement Agreement, to amend the Plan of Arrangement or to decide not to proceed with the Arrangement at any time prior to the Effective Date. See Appendix A to this Information Circular for the full text of the Arrangement Resolution.

Court Approval

The Arrangement requires approval by the Court under the provisions of Division 5 of Part 9 of the BCBCA. On November 9, 2011, Merus and Envoy obtained the Interim Order, which provides for the calling and holding of the Meetings and other procedural matters. A copy of the Interim Order is attached as Appendix C to this Information Circular.

Subject to the terms of the Arrangement Agreement and the approval of the Arrangement Resolution at the Meetings, the hearing in respect of the Final Order is currently scheduled to take place on or about December 12, 2012 at the Law Courts, 800 Smithe Street, Vancouver, British Columbia. Any Securityholder or other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court a notice of their intention in accordance with the British Columbia Rules of Civil Procedure, serving such notice setting out the basis for opposition and a copy of the materials to be used to oppose the application upon the solicitors of Merus and Envoy and upon all other parties who have filed a notice of appearance before 4:00 p.m. (Vancouver time) on December 5, 2011. A copy of the petition for the Final Order is attached as Appendix D to this Information Circular.

The Court has broad discretion under the BCBCA when making orders with respect to the Arrangement and the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Securityholders and any other interested party as the Court determines appropriate. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate.

The offer and sale of the Amalco Securities issuable in exchange for the Merus Securities and Envoy Securities pursuant to the Arrangement have not been and will not be registered under the 1933 Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof. The Final Order is required for the Arrangement to become effective and the Court has been advised that if the terms and conditions of the Arrangement are approved by the Court pursuant to the Final Order, the Amalco Securities issuable in exchange for Merus Securities and Envoy Securities pursuant to the Arrangement will not require registration under the 1933 Act, pursuant to Section 3(a)(10) thereof. See “The Arrangement –Procedure for the Arrangement to Become Effective – Court Approval” and “The Arrangement – Securities Law Considerations – U.S. Securities Laws”.

Regulatory Approvals

It is a condition to the completion of the Arrangement that all the Regulatory Approvals, if any, shall have been obtained on terms and conditions satisfactory to Merus and Envoy, in each case acting reasonably, on appeal or otherwise. See “The Arrangement – Procedure for the Arrangement to Become Effective – Regulatory Approvals”.

Timing

Subject to all conditions precedent to the Arrangement as set forth in the Arrangement Agreement being satisfied or waived by the appropriate Party, the Arrangement will become effective upon the Effective Date. If the Arrangement Resolution is approved at the Meetings as required by the Interim Order, Merus and Envoy will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on or about December 12, 2012, in form and substance satisfactory to the Parties and all other conditions specified in the Arrangement Agreement are satisfied or waived, the Parties expect the Effective Date will be on or about December 13, 2012. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court in the hearing of the application for the Final Order. See “The Arrangement – Timing”.

Procedure for Exchange of Securities

A Letter of Transmittal has been sent to the Shareholders with this Information Circular. The Letter of Transmittal sets out the procedure to be followed by Depositing Securityholders to deposit their Deposited Securities. If the Arrangement becomes effective, in order to receive the Amalco Shares in exchange for the Deposited Securities to which the Depositing Securityholder is entitled under the Plan of Arrangement, a Depositing Securityholder must deliver the applicable Letter of Transmittal, properly completed and duly executed, together with certificate(s) representing its Deposited Securities and all other required documents to the Depositary at the address set forth in the applicable Letter of Transmittal. It is each Depositing Securityholder’s responsibility to ensure that the applicable Letter of Transmittal is received by the Depositary. If the Arrangement is not completed, the applicable Letter of Transmittal will be of no effect and the Depositary will return all certificates representing Deposited Securities to the holders thereof as soon as practicable at the address specified in the Letter of Transmittal. Depositing Securityholders whose Deposited Securities are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Deposited Securities. See “The Arrangement – Procedure for Exchange of Securities”.

Right of Dissent

Registered holders of Merus Shares have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their Merus Shares in accordance with the provisions of sections 237 to 247 of the BCBCA as modified by the Interim Order as provided for in the plan of arrangement, the full text of which is set forth in Appendix B to the accompanying Information Circular. A Merus Shareholder’s right to dissent is more particularly described in the Information Circular. The text of sections 237 to 247 of the BCBCA is set forth in Appendix F to the accompanying Information Circular. A dissenting Merus Shareholder must send a written objection to the Arrangement Resolution, which written objection must be received by Merus at Suite 2007, 1177 West Hastings Street, Vancouver, BC, V6E 2K3, Attention: Ahmad Doroudian, by 4:00 p.m. (Vancouver time) on the second to last Business Day immediately preceding the date of the Merus Meeting.

Registered holders of Envoy Shares have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their Envoy Shares in accordance with the provisions of section 185 of the OBCA as modified by the Interim Order as provided for in the plan of arrangement, the full text of which is set forth in Appendix B to the accompanying Information Circular. An Envoy Shareholder’s right to dissent is more particularly described in the Information Circular. The text of section 185 of the OBCA is set forth in Appendix F to the accompanying Information Circular. A dissenting Envoy Shareholder must send a written objection to the Arrangement Resolution, which written objection must be received by Envoy at Suite 2110, 130 King Street West, Toronto, Ontario, M5X 1B1, Attention: Andrew Patient, Chief Financial Officer, by 4:00 p.m. (Toronto time) on the second to last Business Day immediately preceding the date of the Envoy Meeting.

Shareholders who are not Registered Shareholders and who wish to exercise Dissent Rights must arrange for their Intermediary to dissent on their behalf. Shareholders who wish to dissent should take note that strict compliance with the Dissent Procedures is required. Dissent Rights are not available to Optionholders or Warrantholders.

The Arrangement Agreement provides that it is a condition precedent to the Arrangement that holders of not greater than such number as either Merus’ or Envoy’s management believes would prevent the meeting of the objectives of the Arrangement shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as at the Effective Date. See “The Arrangement – The Arrangement Agreement – Conditions to the Arrangement”.

Certain Canadian Federal Income Tax Considerations

The exchange of Merus Shares and Envoy Shares for Amalco Shares will not generally be a taxable event to a Canadian resident shareholder.

Holders of securities who are non-residents of Canada will only be subject to tax under the Tax Act if their respective securities constitute “taxable Canadian property” and the non-resident holders of respective securities are not offered relief under an applicable tax treaty.

Holders of securities are urged to carefully read the general summary of certain tax considerations noted below and to consult their own tax advisors for advice with respect to their own particular circumstances. See “Certain

Canadian Federal Income Tax Considerations – Shareholders Resident in Canada.” For information relative to nonresidents of Canada, see “Certain Canadian Federal Income Tax Considerations – Shareholders Not Resident in Canada”.

Certain United States Federal Income Tax Considerations

Subject to the PFIC rules described under “Certain U.S. Federal Income Tax Considerations from U.S. Holders”, it is the intent of Merus and Envoy that the exchange of Merus Shares and Envoy Shares for Amalco Shares pursuant to the Arrangement qualify as a tax-deferred reorganization with respect to U.S. Holders. However, neither Merus nor Envoy has requested a ruling from the IRS or an opinion of counsel in connection with the Arrangement. If the Arrangement were to fail to constitute a tax-deferred reorganization, subject to the application of the PFIC rules, a U.S. Holder would recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the Amalco Shares received in exchange for its Merus Shares or Envoy Shares pursuant to the Arrangement and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in the Merus Shares or Envoy Shares surrendered. Subject to application of PFIC rules, if the Arrangement qualifies as a tax-deferred reorganization, a participating U.S. Holder generally will not recognize gain or loss on the receipt of Amalco Shares for its Merus or Envoy Shares. U.S. Holders should consult their own U.S. tax advisors regarding the proper tax reporting of the exchange of their respective shares for Amalco Shares pursuant to the Arrangement.

A limited discussion of certain material anticipated U.S. federal income tax consequences applicable to U.S. Holders resulting from the acquisition, ownership and disposition of Amalco Shares received pursuant to the Arrangement is included under the heading “Certain United States Federal Income Tax Considerations” below, and the foregoing is qualified in full by the information in that section. U.S. Holders are strongly urged to read that section in its entirety.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than certain Canadian and U.S. federal income tax considerations. Holders of securities who are resident in jurisdictions other than Canada and the U.S. should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Amalco Securities after the Arrangement. Holders of securities should also consult their own tax advisors regarding provincial, territorial or state tax considerations of the Arrangement or of holding Amalco Securities.

See “Other Tax Considerations”.

Risk Factors

There are certain risk factors associated with the Arrangement which should be carefully considered by Securityholders, including the fact that the Arrangement may not be completed if, among other things, the Arrangement Resolution or the Continuation Resolution is not approved at the Meetings or if any other conditions precedent to the completion of the Arrangement are not satisfied or waived as applicable. See “Risk Factors”.

If the Arrangement is completed as contemplated, Merus and Envoy will amalgamate to form a new company, Amalco. Amalco will continue the business of Merus going forward. There are numerous risks associated with such business and such risk factors are more particularly described in “Risk Factors”.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is provided in connection with the solicitation of proxies by the management of Merus and Envoy for use at the Meetings for the purposes set forth in the accompanying Notice of Meetings and the associated costs will be borne by Merus and Envoy, respectively. The solicitation of proxies will be conducted primarily by mail. However, directors, officers and regular employees of Merus and Envoy may also solicit proxies by telephone, facsimile, e-mail or in person without special compensation.

The Meetings are being called pursuant to the Interim Order to seek the approval of Merus Shareholders and Envoy Shareholders of the Arrangement in accordance with the provisions of Division 5 of Part 9 of the BCBCA and of Envoy Shareholders of the Continuation Resolution and Consolidation Resolution. See “The Arrangement”, “The Continuation”, and the “Consolidation” and “Matters to be Approved at the Meetings”.

Appointment and Revocation of Proxies

The persons named in the enclosed forms of proxy are directors and officers of Merus and Envoy. A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons designated in the form of proxy provided by Merus or Envoy to represent the Shareholder at the Meetings. To exercise this right, the respective Shareholder should strike out the names of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy.

In order to be effective, Merus Shareholders must send their proxy to the following address:

Olympia Trust Company
Suite 1003, 750 West Pender Street
Vancouver BC V6C 2T8

not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Merus Meeting.

In order to be effective, Envoy Shareholders must send their proxy to the following address:

Computershare Trust Company of Canada,
9th Floor, 100 University Avenue,
Toronto, Ontario M5J 2Y1

not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Envoy Meeting.

The chair of either of the Meetings may waive this cut-off at his discretion without notice but proxies will not be accepted by the chair at the Meetings.

The proxy shall be in writing and executed by the respective Shareholder or such Shareholder’s attorney authorized in writing, or if such Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney.

In addition to revocation in any other manner permitted by Applicable Law, a Shareholder may revoke a proxy by signing and dating a written notice of revocation and delivering it:

(a)	to the office of Olympia Trust Company or Computershare Trust Company of Canada, as applicable, at the address set forth above at any time up to and including the close of business on the last Business Day before the day of the applicable Meeting, or any adjournment or postponement thereof (the notices of revocation will be forwarded to Merus’ or Envoy’s registered office); or

(b)	to the chair of the Meetings, before the vote is taken.

Voting of Proxies

The Merus Shares and Envoy Shares represented by an effective proxy will be voted in accordance with the instructions specified therein. Where no choice is specified, the Merus Shares and Envoy Shares will be voted in favour of the matters set forth therein. The enclosed form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meetings and with respect to other matters which may properly come before the Meetings, or any adjournment or postponement thereof. As at the date of this Information Circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote in accordance with their best judgment, exercising discretionary authority.

Advice to Nonregistered Shareholders

You are a Nonregistered Shareholder if your shares are registered in the name of a nominee, such as a brokerage firm, through which you purchased the shares; a bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or a clearing agency such as the Canadian Depository for Securities Limited. If you purchased your Merus Shares or Envoy Shares through a broker, you are likely a Nonregistered Shareholder.

As a Nonregistered Shareholder, you should have received the materials from an Intermediary with instructions on how to vote your Merus Shares or Envoy Shares or a form of proxy. You should carefully follow instructions from the Intermediary to ensure that your shares are voted at the Meetings. You may revoke your proxy or voting instructions by contacting the individual who serves your account.

If you are a Nonregistered Shareholder and wish to vote in person at the Meetings, please contact your broker or agent well in advance of the Meetings to determine how you can do so.

Voting Shares and Principal Holders

On November 10, 2011, 47,603,916 Merus Shares and 8,028,377 Envoy Shares were issued and outstanding.

November 8, 2011 has been fixed in advance by the Merus Board and Envoy Board as the Record Date for the purpose of determining those shareholders entitled to receive notice of and to vote at the Meetings. If you held Merus Shares or Envoy Shares as of the close of business on November 8, 2011, you have the right to cast one vote per share on any resolution to be voted upon at the Meetings.

For both Merus and Envoy, a quorum is reached with at least two people who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the Meetings.

To the knowledge of the directors and executive officers of Merus, as at the date of this Information Circular, the following are the only parties that beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the voting securities of Merus:

Name	Number of Voting Securities	Percentage
Ahmad Doroudian	6,500,000	13.65%
Pasquale DiCapo	7,595,000	15.95%

To the knowledge of the directors and executive officers of Envoy, as at the date of this Information Circular, the following are the only parties that beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the voting securities of Envoy:

Name	Number of Voting Securities	Percentage
Robert Pollock	1,200,000	14.95%

THE CONTINUATION

Envoy Shareholders will be asked at the Envoy Meeting to consider and, if determined advisable, to pass, the Continuation Resolution, the text of which is set out in Appendix A to this Information Circular, authorizing the Continuation of Envoy from the OBCA to the BCBCA, subject to regulatory approval. This means that Envoy will continue its corporate existence as a corporation governed by the laws of British Columbia rather than the laws of Ontario.

In order to effect the Continuation, the following steps must be taken:

1)

the Registrar of Corporations under the OBCA (the “Ontario Registrar”) must consent to the proposed Continuation under the BCBCA, upon being satisfied that the Continuation will not adversely affect creditors or the Envoy Shareholders;

2)	Envoy Shareholders must approve the Continuation Resolution;

3)	Envoy must apply to the Director under the BCBCA for a Certificate of Continuation; and

4)	Envoy must file a Notice of Discontinuance with the Ontario Registrar, who will then issue a Certificate of Discontinuance.

As a result of the Continuation, Envoy will become a corporation under the laws of the Province of British Columbia.

If the Continuation Resolution is approved and the Arrangement Resolution is not approved, Envoy will not proceed with the completion of the Continuation.

Despite the approval of the Continuation Resolution by the Envoy Shareholders, the Board may, without further approval of the Envoy Shareholders, abandon the application for Continuation at any time prior to the issuance of a Certificate of Continuation by the Director under the BCBCA.

Reason for the Continuation

The Continuation is required in order to facilitate the amalgamation with Merus under the Arrangement and must be completed before the Plan of Arrangement can become effective. Prior to obtaining the Final Order from the Court, Envoy must be subject to the jurisdiction of the BCBCA so that its corporate affairs can be arranged pursuant to Section 288 of the BCBCA and so that Envoy and Merus can amalgamate.

Required Vote

The Continuation Resolution requires the affirmative vote of at least two-thirds of the votes cast by the Envoy Shareholders present in person or represented by proxy at the Envoy Meeting, voting by class. The Board of Directors of Envoy unanimously recommends that Envoy Shareholders vote FOR the Continuation Resolution.

Summary Comparison of Shareholder Rights

Under the OBCA, shareholders are provided with materially the same rights as are available to shareholders under the BCBCA, including rights of dissent and rights to bring derivative actions and oppression actions. However, there are some differences between the two statutory regimes. The following is a summary of certain differences between the OBCA and the BCBCA that management of Envoy believes may be material to Envoy Shareholders. The summary is not, however, an exhaustive review of the two statutes and is qualified in its entirety by reference to the detailed provisions of the OBCA and the BCBCA. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and Envoy Shareholders are urged to consult their legal or other professional advisors with regard to the implications of the Continuation that may be of importance to them.

1) Shareholder Proposals. Both the OBCA and the BCBCA provide for shareholder proposals. Under the OBCA, any registered shareholder entitled to vote (or a beneficial owner of shares that are entitled to be voted) may submit shareholder proposals relating to matters that the shareholder wishes to raise at a shareholders’ meeting. Under the BCBCA, any shareholder, registered or beneficial, entitled to vote at an annual meeting of shareholders, who has held shares of the corporation for an uninterrupted period of two years prior to the date of any such proposal, may submit shareholder proposals on any matter the shareholder wishes to raise at a shareholders’ meeting, which may be validly brought before a meeting of shareholders. Under the BCBCA, the ability to make proposals is only available in respect to public companies. A proposal under the BCBCA is only valid if it is signed by shareholders who constitute at least 1/100 of the issued shares carrying the right to vote at general meetings. No such requirement is found under the OBCA.

2) Solicitation of Proxies. Under the OBCA, a person who solicits proxies, other than on behalf of management, must prepare and send a dissident’s information circular in a prescribed form to the auditors of the corporation, to each shareholder whose proxy is sought and to the corporation itself. These requirements do not apply to a corporation which has 15 or fewer shareholders entitled to vote at a shareholders’ meeting. The person soliciting proxies must also file a copy of the dissident’s information circular with the Ontario Securities Commission (under the OBCA), together with a copy of the form of proxy and any other documents for use in connection with the meeting. There are no comparable requirements under the BCBCA.

3) Fundamental Changes. The BCBCA and OBCA contain substantially the same list of “fundamental changes”. Under the OBCA, such changes or transactions require the approval of two-thirds of all shareholder votes cast. Under the BCBCA, such changes or transactions require the approval of a “special majority’ being the majority specified in the articles of a company as the majority required to pass a special resolution, being at least 2/3 and no more than 3/4 of the votes cast on the resolution, or 2/3 of the votes cast if the articles are silent on the required majority.

4) Director Residency Requirements. Under the OBCA, subject to certain exceptions, at least 25% of the corporation’s directors must be resident Canadians. There are no residency requirements for directors under the BCBCA.

5) Independent Directors. Under the OBCA, at least one-third of the members of the board of an offering corporation cannot be officers or employees of the corporation or its affiliates. Under the BCBCA, a public company must have an audit committee composed of not less than three directors, a majority of which may not be officers or employees of the corporation or its affiliates.

6) Quorum of Directors’ Meetings. The OBCA states that quorum for directors’ meetings consists of a majority of directors or the minimum number of directors required by the articles and also stipulates that in no case may a quorum be less than two-fifths of the number of directors or the minimum number of directors required by the articles. Under the BCBCA, quorum for a directors’ meeting is as set by the articles of the company.

7) Indemnification of Directors. The OBCA and BCBCA permit the corporation to indemnify its officers and directors in substantially the same circumstances.

8) Registered Office. The OBCA requires that the corporation’s registered office be located in Ontario and that it may be relocated to a different municipality only with the approval of shareholders by special resolution and a corresponding amendment to the corporation’s articles. The BCBCA provides that the corporation must maintain a registered office in British Columbia. The address of the registered office may be changed in any manner permitted by the articles or if the articles are silent, by a directors’ resolution.

9) Corporate Records. The OBCA and related Ontario statutes require records to be kept in Ontario. The BCBCA requires that records be kept at the records office (which may be the same place as the registered office) for a minimum period of 7 years and after 7 years may be kept by the company at a location other than the records office so long as those records can be produced from that other location by the person who maintains the records office for the company on 48 hours’ notice, not including Saturdays and holidays. The BCBCA also permits all records which would otherwise be required to be kept at the records office to be kept at another location if the records are available for inspection and copying at the records office by computer or other electronic technology.

10) Access to Information. Both the OBCA and the BCBCA provide that registered shareholders may examine certain corporate records maintained at the registered office.

11) Record Date for Shareholders’ Meetings. Under the OBCA, where the corporation fixes a record date for the determination of shareholders entitled to vote at a shareholders’ meeting, a shareholder whose name is included on the list of shareholders is entitled to vote those shares listed opposite his or her name on the list of shareholders at the meeting. If no record date is fixed and notice of the meeting is given, the record date for determining the list of shareholders entitled to vote at the meeting will be as of the close of business on the day (the “deemed record date”) immediately preceding the date on which notice of the meeting is given. If no notice is given, the record date for determining the list of shareholders entitled to vote at the meeting will be the day on which the meeting is held.

Under the BCBCA, where the corporation fixes a record date for the determination of shareholders entitled to vote and attend at a shareholders’ meeting, the record date must not be more than 2 months, and for a public company, not less than 21 days in advance of a meeting. If no record date is set, the record date for determining shareholders entitled to vote and notice of a meeting is (i) 5 p.m. on the day immediately preceding the date on which notice is sent, or (ii) if no notice is sent, the beginning of the meeting.

12) Notice of Shareholders’ Meetings. Under the OBCA, a public corporation must give notice of a meeting of shareholders not less than 21 days and not more than 50 days before the meeting. Under the BCBCA, a public company must provide notice of meeting not less than 21 days, or such longer period prescribed by the company’s articles, and not more than 2 months before the meeting.

13) Place of Shareholders’ Meetings. Under the OBCA, a shareholders’ meeting may be held at such place in or outside Ontario (including outside Canada) as the directors may determine (and in the absence of such a determination, at the place where the registered office of the Corporation is located). Under the BCBCA, a shareholders’ meeting must be held in British Columbia or outside of British Columbia if the location is provided for in the articles, if the location is approved in writing by the registrar before the meeting is held, or, if permitted by the articles, if such location is approved by ordinary resolution or other resolution is required by the articles.

THE CONSOLIDATION

In connection with Amalco’s listing on NASDAQ, Envoy may have to consolidate the Envoy Shares to meet the requirements of NASDAQ. As such, Envoy is requesting that its shareholders approve a consolidation of the Envoy Shares, which will only be effected if required to meet NASDAQ’s requirements.

Envoy wishes to have the ability to consolidate the issued and outstanding Envoy Shares on the ratio of one (1) new share for up to three (3) old shares, if considered necessary or advisable by the Envoy Board, with the actual consolidation ratio to be determined by the Envoy Board. To consolidate the Envoy Shares, the articles of Envoy must be amended. Such an amendment must be authorized by a special resolution of the Envoy Shareholders. Shareholders of Envoy will therefore be asked at the Envoy Meeting to consider and, if thought advisable, to authorize by means of a special resolution, an amendment to the articles of Envoy to consolidate the issued and outstanding Envoy Shares of the Company by changing each one of the issued and outstanding Common Shares of Envoy into such a fraction of a new common share of Envoy as is determined by the Board, provided, however, that such fraction shall not be smaller than one-third (0.333) of a new common share. No fractional common shares of Envoy will be issued in connection with such consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon such consolidation, the number of common shares of Envoy to be received by such shareholder will be rounded down to the next lowest whole number of common shares. The Envoy Board will also have the authority to determine when to implement the consolidation or to decide not to implement it.

The Consolidation will only be effected in the event that the Arrangement is approved at the Meetings and only if required by NASDAQ. Envoy anticipates that it will not issue any new share certificates in connection with the Consolidation and only share certificates representing the Amalco Shares will be issued to the Envoy Shareholders who comply with the terms of the Letter of Transmittal. In the event of the Consolidation, the Merus Exchange Ratio will be adjusted, if necessary, to reflect the Consolidation.

THE ARRANGEMENT

Background to the Arrangement

The terms of the Arrangement are the result of extensive arm’s length negotiations conducted between Merus and Envoy and their respective legal advisors. The following is a summary of the background leading to the finalization of the terms of the Arrangement.

In early February 2011, Merus approached Powerone Capital (“Powerone”) to assist with a $2.0 million financing. Powerone introduced Merus to Robert Pollock, the Chief Executive Officer of Envoy who participated in a $2.0 million private placement financing conducted by Merus.

In early April 2011, Merus concluded negotiations with Iroko to acquire Vancocin for a total consideration of US$20.9 million. Iroko required US$8.6 million at closing. Robert Pollock arranged a $525,000 equity financing through Primary Capital and through Envoy arranged a $6.0 million short term loan that allowed Merus to acquire Vancocin from Iroko on May 13, 2011. Merus has since repaid this loan to Envoy.

Merus is required to make two additional payments to Iroko of US$9.0 million and US$3.9 million due on November 30, 2011 and May 13, 2012, respectively.

Since closing of the transaction with Iroko on May 13, 2011, Merus’ management has been seeking additional financing. Merus received two term sheets for debt financing with the following terms: principal of $12.0 million at an annual interest rate of 16% and principal of $15.0 million at an annual interest rate of 15%. Merus also received one term sheet for equity financing for up to $4.0 million at $0.40 per Merus Share.

On or about July 17, 2011, Robert Pollock suggested that Merus should consider merging Envoy with Merus. After careful consideration of all options and a review of Envoy’s assets (cash or near cash holdings, and a TSX and NASDAQ listing), Merus decided to formally engage in discussions with Envoy to conclude a merger of the two companies.

On October 7, 2011, the Merus Board met to consider whether the Arrangement was in Merus’ best interest. The Merus Board decided to approve the Letter of Intent. On October 8, 2011, the Envoy Board met to consider whether the Arrangement was in Envoy’s best interest and the Envoy Board decided to approve the Letter of Intent. On October 11, 2011, Merus and Envoy executed the Letter of Intent and issued a press release announcing the proposed Arrangement.

On October 19, 2011, the Merus Board decided to form the Merus Special Committee to consider the fairness of the amalgamation to the Merus Shareholders. On October 19, 2011, the Merus Special Committee retained Stephen W. Semeniuk, CFA to consider whether the amalgamation was fair, from a financial point of view, to the Merus Shareholders. On November 4, 2011, the Merus Special Committee received the Fairness Opinion. On November 4, 2011, the Merus Special Committee resolved that the Amalgamation is fair, from a financial point of view, to the Merus Shareholders and recommended to the Merus Board that the Merus Board approve the Arrangement. On November 4, 2011, the Merus Board approved the Amalgamation.

On October 19, 2011, the Envoy Board also retained Stephen W. Semeniuk, CFA to consider whether the amalgamation was fair, from a financial point of view, to the Envoy Shareholders. On November 4, 2011, the Envoy Board received the Fairness Opinion. On November 9, 2011, the Envoy Board resolved that the Amalgamation is fair, from a financial point of view, to the Envoy Shareholders and approved the Arrangement.

Benefits of and Reasons for the Arrangement

The Merus Board believes that the Arrangement provides the following benefits for the Merus Securityholders:

(a)	the Arrangement is a superior strategic alternative that allows Merus to move forward and pursue its business objectives;

(b)	Merus Securityholders will benefit from Envoy’s experienced board of directors and strong balance sheet;

(c)	the assessment that there were no other alternative companies or viable sources of financing available to Merus at this time;

(d)	the Arrangement is expected to improve the ability of Merus to expand its business and acquire additional product lines;

(e)	the Arrangement, once completed, will create a stronger company than Merus and Envoy alone;

(f)	Amalco Shares are anticipated to trade on the TSX and NASDAQ, which is expected to improve liquidity for current Merus Shareholders, as well as the ability to attract new capital; and

(g)	subject to the provisions of the Tax Act, the exchange of Merus Shares and Envoy Shares under the Arrangement should generally occur on a tax-deferred basis.

Further, Merus must make a payment of US$9.0 million to Iroko Pharmaceutical by November 30, 2011. If Merus raises equity capital as a separate company, the pricing of such a share issuance would presumably be at a discount to the market price of the Merus Shares at the time of the announcement of the Letter of Intent. Assuming a pricing of $0.40 per Merus Share, this financing would require the issuance of 22,500,000 Merus Shares and the current Merus Shareholders’ position in Merus would be reduced to approximately 26% of the 30 million Merus Shares that would then be outstanding. Under the Arrangement, the position of Merus Shareholders will improve on a relative basis with their combined holding amounting to approximately 49% of Amalco’s shares.

The Envoy Board believes that the Arrangement provides the following benefits for the Envoy Securityholders:

(a)	Envoy Securityholders will benefit from Merus’ growth potential and strong gross profit;

(b)	the Arrangement is anticipated to transform Envoy from a merchant bank valued on the basis of, or at a discount to, book value into a company that will be valued on the basis of sales and growth;

(c)	the Arrangement, once completed, will create a stronger company than Merus and Envoy alone; and

(d)	subject to the provisions of the Tax Act, the exchange of Merus Shares and Envoy Shares under the Arrangement should generally occur on a tax-deferred basis.

Merus Special Committee

On October 19, 2011, the Merus Board appointed the Merus Special Committee to consider the Arrangement and to make recommendations to the Merus Board with respect to the Arrangement. The Merus Special Committee is comprised of Donald Sheldon and Bob Mehr. The Merus Special Committee and the Merus Board engaged Stephen W. Semeniuk, CFA to provide a Fairness Opinion with respect to the Arrangement. See “Fairness Opinion”.

Fairness Opinion

Stephen W. Semeniuk, CFA was engaged by the Merus Special Committee and Envoy Board to consider the Arrangement and provide his opinion as to the fairness of the Arrangement, from a financial point of view, to the Merus Shareholders and Envoy Shareholders. On November 4, 2011, Mr. Semeniuk delivered the written Fairness Opinion to the Merus Special Committee and Envoy Board. In the Fairness Opinion, Mr. Semeniuk concluded that, subject to the assumptions, qualifications and limitations contained in the Fairness Opinion, as of November 4,

2011, the Arrangement was fair, from a financial point of view, to the Merus Shareholders and Envoy Shareholders. The Fairness Opinion was provided to the Merus Board and Envoy Board and solely for the purpose of its consideration of the Arrangement and addresses the fairness of the Arrangement, from a financial point of view, to the Merus Shareholders and Envoy Shareholders.

The following is a summary of the Fairness Opinion. The full text of the Fairness Opinion, which sets forth, among other things, the assumptions, qualifications, considerations and limitations on the scope of review undertaken by Mr. Semeniuk in rendering the Fairness Opinion, is included as Appendix E to this Information Circular. The Shareholders are urged to read the Fairness Opinion in its entirety. This summary of the Fairness Opinion is qualified in its entirety by reference to the full text of the Fairness Opinion, attached as Appendix E.

Summary of Opinion

Merus is a relatively new specialty pharmaceutical company that has acquired all Canadian rights to produce and market the oral form of vancomycin under the product name Vancocin® used for the treatment of severe infections caused by methicillin-resistant strains of Stphylococcus Aureus and Clostridium Difficile usually associated with health care facilities. Merus is engaged in the acquisition and licensing of other pharmaceutical products but has only commenced generating sales, revenues and cash flow in the quarter ended on August 31, 2011.

The amalgamation of Merus and Envoy will create a profitable company with greater critical mass than had the companies elected to remain separate. Merus is faced with the need to make a payment of US$9.0 million to Iroko by November 30, 2011. If Merus had been able to raise equity capital as a separate company, the pricing of such a share issue would be priced at a discount to the present market price of the shares. Assuming a pricing of $0.40 a share, this alternative would involve the issuance of 22.5 million shares and current Merus shareholders’ position in the Company would be reduced to a 26% holding of the 30 million shares that would then be outstanding. Under the Arrangement, the position of Merus shareholders will improve on a relative basis with their combined holding amounting to approximately 49% of Amalco’s shares.

On the part of Envoy, the Arrangement will transform the company from a merchant bank valued on the basis of, or at a discount to, book value into a company that will be valued on the basis of sales and growth. This statement is based on the fact that Merus was able to report positive earnings on the basis of last quarter’s results. As the number of Amalco shares will increase by a factor of just over 2.6 times to approximately 20.3 million shares (post Private Placement), the operating results of Amalco on a per share basis should equal or exceed Merus’ results for the quarter ended on August 31, 2011. This statement is based on the annualization of Merus’ August quarter by a factor of four times whereas the number of outstanding Amalco shares to Merus’ current capitalization will increase by a factor of only 2.6 times.

Mr. Semeniuk

Mr. Semeniuk was paid a cash fee in consideration for providing the Fairness Opinion. The fee payable to Mr. Semeniuk by Merus and Envoy arising from the engagement was not contingent upon the conclusions reached by Mr. Semeniuk or upon the successful completion of the Arrangement.

Mr. Semeniuk received no instructions from the Merus Board, Envoy Board, or management of Merus or Envoy in connection with the conclusions reached in the Fairness Opinion. The Fairness Opinion was prepared based upon techniques and assumptions that Mr. Semeniuk considered appropriate in the circumstances for the purposes of arriving at an opinion as to the fairness of the Arrangement.

The Fairness Opinion was not, and should not be construed as, a valuation of Merus or Envoy or as an appraisal of Merus, Envoy or any of the assets or securities thereof. Furthermore, the Fairness Opinion was not, and should not be construed as, advice as to the price at which shares of Amalco may trade at any future date. Mr. Semeniuk considered the Arrangement from the perspective of the Shareholders generally and did not consider the specific circumstances, particularly with respect to income tax consequences, of any particular Shareholder.

The Fairness Opinion was provided for the information, assistance and solely for use of the Merus Board and Envoy Board in connection with their consideration of the Arrangement, and such Fairness Opinion does not constitute a recommendation as to how any Shareholder should vote or make any election in respect of the Arrangement, and may not be used or relied upon by any other party without Mr. Semeniuk’s express written consent.

Mr. Semeniuk believes that his analysis must be considered as a whole and that selecting portions of the analysis or the factors considered by it, without considering all factors and analysis together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a Fairness Opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Recommendation of the Merus Board

After careful consideration of the alternatives available to Merus, the Fairness Opinion, the advice of legal counsel and other relevant matters, the Merus Board approved the Arrangement Agreement and the Arrangement.

In reaching its decision to approve the Arrangement and to recommend to Merus Shareholders that they vote for the Arrangement Resolution, the Merus Board obtained advice from financial and legal advisors. The Merus Board carefully considered all aspects of the Arrangement Agreement and the Arrangement and considered a number of factors in concluding that the Arrangement is in the best interests of Merus and that, based upon the Fairness Opinion, the Arrangement is fair, from a financial point of view, to Merus Shareholders, including the following:

(a)	the reasons outlined under “Benefits of and Reasons for the Arrangement” above;

(b)

Merus Shareholders are expected to own approximately 49% of Amalco upon completion of the Arrangement and, through ownership of Amalco Shares, will continue to participate in any increase in the value of Merus’ current projects. In addition, Merus Securityholders will participate in any increase in the value of the assets currently owned by Envoy;

(c)	the requirement for approval by 662/3% of the votes cast by the Merus Securityholders represented at the Merus Meeting in person or by proxy;

(d)	the fact that Merus Shareholders that do not vote in favour of the Arrangement may exercise Dissent Rights;

(e)

that the Arrangement will only become effective if, after hearing from all interested parties who choose to appear before it, and after considering the fairness of the Arrangement, the Court approves it; and

(f)

the evaluation by the Merus Board of other possible strategic alternatives to maximize shareholder value, and the perceived risks to Merus (many of which are beyond Merus’ control) associated with such alternatives and the timing and uncertainty of successfully accomplishing any of such alternatives, and the conclusion of the Merus Board that none of those alternatives were reasonably likely to present superior opportunities for Merus, or reasonably likely to create greater value for Merus Securityholders in comparison to the Arrangement.

In the course of its deliberations, the Merus Board also identified and considered a variety of risks, including, but not limited to:

(a)

the risks to Merus if the Arrangement is not completed, including the costs incurred in pursuing the Arrangement, the diverting of significant management attention away from the conduct of Merus’ business, and the uncertainty that current and prospective Merus employees may experience concerning their future roles with Merus following successful completion of the Arrangement, which may adversely affect Merus’ ability to attract or retain key management and other personnel;

(b)

as Merus Shareholders will receive Amalco Shares based on the fixed Merus Exchange Ratio, Amalco Shares received by Merus Shareholders under the Arrangement may have a market value lower than expected;

(c)	the issue of Amalco Shares under the Arrangement and their subsequent sale may cause the market price of Amalco Shares to decline;

(d)	the conditions contained in the Arrangement Agreement regarding Amalco’s obligation to complete the Arrangement; and

(e)	the limitations contained in the Arrangement Agreement on the ability of Merus to solicit further expressions of interest from third parties.

The foregoing discussion of the information and factors considered by the Merus Board is not intended to be exhaustive but summarizes the material factors considered by the Merus Board. The Merus Board collectively reached its decision with respect to the Arrangement in light of the factors described above and other factors that each member of the Merus Board considered appropriate.

In reaching its determination to approve and recommend the Arrangement, the Merus Board did not find it useful or practicable to, and did not, quantify, rank or otherwise attempt to make any specific assessments of, or otherwise assign any relative or specific weight to, the factors that were considered. The Merus Board’s determination and recommendation were made after consideration of all of the factors relating to the Arrangement and in light of their own knowledge of the business, financial condition and prospects of Merus and were based upon the advice of the financial and legal advisors to Merus and the Merus Special Committee. Individual directors may have assigned or given different weights to different factors.

The Merus Board unanimously recommends that the Merus Shareholders vote in favour of the Arrangement. The contents and delivery of this Information Circular have been approved by the Merus Board.

Recommendation of the Envoy Board

After careful consideration of the alternatives available to Envoy, the Fairness Opinion, the advice of legal counsel and other relevant matters, the Envoy Board approved the Arrangement Agreement and the Arrangement.

In reaching its decision to approve the Arrangement and to recommend to Envoy Shareholders that they vote for the Arrangement Resolution, the Envoy Board obtained advice from financial and legal advisors. The Envoy Board carefully considered all aspects of the Arrangement Agreement and the Arrangement and considered a number of factors in concluding that the Arrangement is in the best interests of Envoy and that, based upon the Fairness Opinion, the Arrangement is fair, from a financial point of view, to Envoy Shareholders, including the following:

(a)	the reasons outlined under “Benefits of and Reasons for the Arrangement” above;

(b)

Envoy Shareholders are expected to own approximately 51% of Amalco upon completion of the Arrangement and, through ownership of Amalco Shares, will continue to participate in any increase in the value of Merus’ current projects. In addition, Envoy Securityholders will participate in any increase in the value of the assets currently owned by Envoy;

(c)	the requirement for approval by 662/3% of the votes cast by the Envoy Securityholders represented at the Envoy Meeting in person or by proxy;

(d)	the fact that Envoy Shareholders that do not vote in favour of the Arrangement may exercise Dissent Rights;

(e)

that the Arrangement will only become effective if, after hearing from all interested parties who choose to appear before it, and after considering the fairness of the Arrangement, the Court approves it;

(f)

under the Arrangement Agreement, the Envoy Board remains able to respond, in accordance with its fiduciary duties, to an Acquisition Proposal that the Envoy Board determines to be a Superior Proposal; and

(g)

the evaluation by the Envoy Board of other possible strategic alternatives to maximize shareholder value, and the perceived risks to Envoy (many of which are beyond Envoy’s control) associated with such alternatives and the timing and uncertainty of successfully accomplishing any of such alternatives, and the conclusion of the Envoy Board that none of those alternatives were reasonably likely to present superior opportunities for Envoy, or reasonably likely to create greater value for Envoy Securityholders in comparison to the Arrangement.

In the course of its deliberations, the Envoy Board also identified and considered a variety of risks, including, but not limited to:

(a)

the risks to Envoy if the Arrangement is not completed, including the costs incurred in pursuing the Arrangement, the diverting of significant management attention away from the conduct of Envoy’s business, and the uncertainty that current and prospective Envoy employees may experience concerning their future roles with Envoy following successful completion of the Arrangement, which may adversely affect Envoy’s ability to attract or retain key management and other personnel;

(b)	as Envoy Shareholders will receive Amalco Shares based on the Envoy Exchange Ratio, Amalco Shares received by Envoy Shareholders under the Arrangement may have a market value lower than expected;

(c)	the issue of Amalco Shares under the Arrangement and their subsequent sale may cause the market price of Amalco Shares to decline;

(d)	the conditions contained in the Arrangement Agreement regarding Amalco’s obligation to complete the Arrangement; and

(e)	the limitations contained in the Arrangement Agreement on the ability of Envoy to solicit further expressions of interest from third parties.

The foregoing discussion of the information and factors considered by the Envoy Board is not intended to be exhaustive but summarizes the material factors considered by the Envoy Board. The Envoy Board collectively reached its decision with respect to the Arrangement in light of the factors described above and other factors that each member of the Envoy Board considered appropriate.

In reaching its determination to approve and recommend the Arrangement, the Envoy Board did not find it useful or practicable to, and did not, quantify, rank or otherwise attempt to make any specific assessments of, or otherwise assign any relative or specific weight to, the factors that were considered. The Envoy Board’s determination and recommendation were made after consideration of all of the factors relating to the Arrangement and in light of their own knowledge of the business, financial condition and prospects of Envoy and were based upon the advice of the financial and legal advisors to the Envoy Board. Individual directors may have assigned or given different weights to different factors.

The Envoy Board unanimously recommends that the Envoy Shareholders vote in favour of the Arrangement. The contents and delivery of this Information Circular have been approved by the Envoy Board.

Arrangement Steps

The Arrangement will result in the amalgamation of Merus and Envoy to form Amalco, pursuant to which all of the issued and outstanding Merus Shares and Envoy Shares (other than those held by Dissenting Shareholders) will be exchanged for Amalco Shares.

Subject to the terms and conditions of the Arrangement Agreement, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)

Immediately prior to the Effective Time, the Merus Shares and Envoy Shares held by Dissenting Shareholders shall be deemed to have been surrendered for cancellation, and such Dissenting Shareholders shall cease to be the holders of such Merus Shares and Envoy Shares, as applicable, and to have any rights as holders of such Merus Shares and Envoy Shares, as applicable, other than the right to be paid the fair value for such Merus Shares and Envoy Shares, as applicable, and such Dissenting Shareholders’ names shall be removed as the holders of such Merus Shares and Envoy Shares, as applicable, from the central securities register of Merus or Envoy, as applicable; and

(b)	Merus and Envoy shall amalgamate to form Amalco with the same effect as if they had amalgamated under Section 270 of the BCBCA, in accordance with the following:

(i)

Merus Shareholders (other than the Dissenting Shareholders) exchange Merus Shares for Amalco Shares on the basis of the Merus Exchange Ratio provided that no fractional Amalco Shares will be distributed to Merus Shareholders and the number of Amalco Shares to which each Merus Shareholder is entitled will be rounded down to the next whole number and no payment will be made in respect of such a fractional share;

	(ii)	Envoy Shareholders (other than the Dissenting Shareholders) exchange each Envoy Share for one Amalco Share;

(iii)

notwithstanding the terms of any of the Merus Warrant, holders of Merus Warrants shall be entitled to receive upon exercise of such holder’s Merus Warrants in accordance with its terms, the number of Amalco Shares as is equal to the product of:

		(A)	the number of Merus Shares issuable pursuant to such Merus Warrant immediately prior to the Effective Time; and

		(B)	the Merus Exchange Ratio; and

the exercise price per Amalco Share of any such amended Merus Warrant shall be the amount (rounded up to the nearest cent) equal to the quotient of:

(A)	the original exercise price per Merus Share of such Merus Warrant immediately before the Effective Time; and

(B)	the Exchange Ratio;

(iv)

notwithstanding the terms of any Merus Option, holders of Merus Options shall be entitled to receive upon exercise of such holder’s Merus Options in accordance with its terms, the number of Amalco Shares as is equal to the product of:

	(A)	the number of Merus Shares issuable pursuant to such Merus Option immediately prior to the Effective Time; and

	(B)	the Merus Exchange Ratio; and

the exercise price per Amalco Share of any such amended Merus Option shall be the amount (rounded up to the nearest cent) equal to the quotient of:

(A)	the original exercise price per Merus Share of such Merus Option immediately before the Effective Time; and

(B)	the Exchange Ratio;

(v)

notwithstanding the terms of any Envoy Warrant, holders of outstanding Envoy Warrants shall be entitled to receive upon exercise of such holder’s Envoy Warrant in accordance with its terms, the number of Amalco Shares as is equal to the number of Envoy Shares issuable pursuant to such Envoy Warrant immediately prior to the Effective Time. The exercise price per Amalco Share of any such amended Envoy Warrant shall be the amount equal to the original exercise price per Envoy Share of such Envoy Warrant immediately before the Effective Time;

(vi)

notwithstanding the terms of any Envoy Option, holders of Envoy Options shall be entitled to receive upon exercise of such holder’s Envoy Options in accordance with its terms, the number of Amalco Shares as is equal to the number of Envoy Shares issuable pursuant to such Envoy Option immediately prior to the Effective Time and the exercise price per Amalco Share of any such amended Envoy Option shall be the original exercise price per Envoy Share of such Envoy Option immediately before the Effective Time;

(vii)	the notice of articles of amalgamation and articles of Amalco shall be substantially in the form of the notice of articles and articles of Merus, taking into account the transactions set forth herein;

(viii)	the property, rights and interests of Merus and Envoy will be the property, rights and interests of Amalco;

(ix)	Amalco shall be liable for the obligations of Merus and Envoy;

(x)	any existing cause of action, claim or liability to prosecution of Merus or Envoy shall be unaffected;

(xi)	any legal proceeding being prosecuted or pending by or against either Merus or Envoy may be prosecuted, or its prosecution may be continued, as the case may be, by or against Amalco;

(xii)	a conviction against, or ruling, order or judgment in favour or against either Merus or Envoy may be enforced by or against Amalco;

(xiii)	Amalco’s name shall be Merus Labs International Inc.;

(xiv)	the board of directors of Amalco shall consist of the following persons:

Name
Ahmad Doroudian
David Guebert
Robert Pollock
Joseph Rus
Timothy Sorensen

(xv)	the officers of Amalco shall consist of the following persons:

Name	Title

Ahmad Doroudian	President and Chief Executive Officer
Andrew Patient	Chief Financial Officer
Moira Ong	Vice President, Finance and Secretary
Ali Moghaddam	V.P Business Development & Commercial Operations

(xvi)

the first auditors of Amalco shall be Saturna Group, who shall hold office until the first annual meeting of Amalco following the amalgamation or until their successors are elected or appointed, and for the purposes of Section 204 of the BCBCA.

No fractional Amalco Shares, Amalco Options, or Amalco Warrants shall be issued pursuant to the Arrangement. In the event that the Exchange Ratio would in any case result in a former holder of Merus Securities being entitled to a fractional Amalco Share, such Amalco Shares shall be rounded down to the nearest whole number.

The respective obligations of the Parties to complete the transactions contemplated by the Arrangement Agreement are subject to a number of conditions which must be satisfied in order for the Arrangement to become effective.

The foregoing is a summary only and reference should be made to the full text of the Arrangement Agreement, a copy of which is available on SEDAR, and the Plan of Arrangement, a copy of which is attached to this Information Circular as Appendix B.

Effect of the Arrangement

General

The Arrangement will result in the amalgamation of Merus and Envoy to form Amalco, pursuant to which all of the issued and outstanding Merus Shares and Envoy Shares (other than those held by Dissenting Shareholders) will be exchanged for Amalco Shares.

On November 10, 2011, there were 47,603,916 issued and outstanding Merus Shares and an aggregate of up to 11,449,230 Merus Shares were issuable upon the exercise of 910,000 Merus Options and 10,539,230 Merus Warrants. On November 10, 2011, there were 8,028,377 issued and outstanding Envoy Shares and an aggregate of up to 750,000 Envoy Shares were issuable upon the exercise of 750,000 Envoy Options.

If the Private Placement is subscribed in full, Envoy will issue an additional 4,500,000 Envoy Shares and 2,250,000 Envoy Warrants, which are exercisable into 2,250,000 Envoy Shares.

On November 8, 2011, the closing price for Merus Shares was $0.52 per share and the closing price for Envoy Shares was $2.15 per share.

If the Arrangement is completed as contemplated, Merus and Envoy will become a new company, Amalco. Assuming the full subscription of the Private Placement, it is expected that the former owners of the Merus Shares will own approximately 49% of Amalco’s issued and outstanding shares on an undiluted basis and the former owners of Envoy Shares will own approximately 51% of Amalco’s issued and outstanding shares on an undiluted basis. If the Arrangement is completed as contemplated, Amalco will continue the business of Merus going forward.

The respective obligations of the Parties to complete the transactions contemplated by the Arrangement Agreement are subject to a number of conditions which must be satisfied in order for the Arrangement to become effective.

Effect on Shares

Pursuant to the Arrangement Agreement, all of the outstanding Merus Shares and Envoy Shares will be exchanged for Amalco Shares in accordance with the Merus Exchange Ratio and Envoy Exchange Ratio.

Effect on Options

Pursuant to the Arrangement Agreement, all of the outstanding Merus Options and Envoy Options shall be amended and each holder of a Merus Option and Envoy Option shall be entitled to receive, upon the exercise of such Merus Option or Envoy Option, that number of Amalco Shares in accordance with the Merus Exchange Ratio and Envoy Exchange Ratio, as applicable and as set out in greater detail above. Merus Options will be governed by the terms of Envoy’s stock option plan.

Effect on Warrants

Pursuant to the Arrangement Agreement, all of the outstanding Merus Warrants and Envoy Warrants shall be amended and each holder shall be entitled to receive, upon the exercise of such Merus Warrant and Envoy Warrant, that number of Amalco Shares in accordance with the Merus Exchange Ratio and Envoy Exchange Ratio, as applicable and as set out in greater detail above.

The Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of the Parties and various conditions precedent, both mutual and with respect to each entity. The following is a summary of the Arrangement Agreement and is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is attached hereto as Appendix B and is available under each of Merus’ and Envoy’s respective profiles on SEDAR at http://www.sedar.com.

Representations and Warranties

The Arrangement Agreement contains representations and warranties of Merus and Envoy to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract among Merus and Envoy and may be subject to important qualifications and limitations agreed to by Merus and Envoy in connection with negotiating its terms. Certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality different from those generally applicable under applicable securities laws or were used for the purpose of allocating risk between Merus and Envoy rather than establishing matters of fact. For the foregoing reasons, Merus Securityholders and Envoy Securityholders and other persons should not rely on the representations and warranties as statements of factual information.

The Arrangement Agreement contains certain representations and warranties of Merus and Envoy relating to the following: board of director approval; organization and qualification; corporate authority to enter into the Arrangement Agreement; no violations; capitalization; reporting status and compliance with Securities Laws; ownership of subsidiaries; reports and financial statements; books, records and disclosure controls; absence of certain material changes or events; litigation; taxes; property; contracts; permits; pension and employee benefits; compliance with laws; intellectual property; insurance; environmental matters; labour matters; vote required; and customers; broker and finders fees.

Covenants of the Parties

The Arrangement Agreement also contains customary affirmative covenants on the part of the Parties, including covenants relating to the operation of Merus’ and Envoy’s business between the date of execution of the Arrangement Agreement and the Effective Time.

Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by the Arrangement Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)

at the Meetings, the Arrangement Resolution, with or without amendment, shall have been approved by both the Merus Shareholders and Envoy Shareholders entitled to vote thereon, in accordance with the Interim Order and in accordance with the BCBCA and OBCA;

(b)

at the Meetings, the Continuation Resolution, with or without amendment, shall have been approved by the Envoy Shareholders entitled to vote thereon, in accordance with the Interim Order and in accordance with the OBCA;

(c)	the Continuation shall have been effected;

(d)	the Consolidation, if required, shall have been effected;

(e)	the Private Placement shall have been completed prior to the Effective Time;

(f)	the TSX shall have approved the listing of Amalco Shares on the TSX;

(g)	NASDAQ shall have approved the listing of Amalco Shares on NASDAQ;

(h)	Amalco shall continue to be a Foreign Private Issuer and not required to be registered under the US Investment Company Act;

(i)

the Interim Order and the Final Order shall have been obtained in form and substance satisfactory to Merus and Envoy, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(j)

all consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required, necessary or desirable for the completion of the transactions provided for in the Arrangement Agreement and contemplated by the Arrangement shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances;

(k)

the distribution of the Amalco Shares, as contemplated in the Plan of Arrangement, in the United States pursuant to the Arrangement shall be exempt from registration requirements under the 1933 Act and except with respect to persons deemed “affiliates” under such enactment, the Amalco Shares, as contemplated in the Plan of Arrangement, to be distributed in the United States pursuant to the Arrangement shall not be subject to resale restrictions in the United States under such enactment;

(l)

the distribution of the Amalco Shares, as contemplated in the Plan of Arrangement, in Canada pursuant to the Arrangement shall be exempt from registration and prospectus requirements of applicable Canadian securities legislation;

(m)

there shall not be in force any law, ruling, order or decree that makes it illegal or restrains, or enjoins or prohibits the consummation of the transactions contemplated by the Arrangement Agreement and the Arrangement;

(n)

none of the consents, orders, regulations or approvals contemplated herein shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the Parties, acting reasonably;

(o)	other than as previously disclosed to the other Party, no Material Event shall have occurred or been threatened in the business, property, prospect or financial condition of Merus or Envoy;

(p)

no judgment or order shall have been issued by any agency, no actions, suits or proceedings shall have been threatened or taken by any agency, and no law, regulation or policy shall have been proposed, enacted, or promulgated or applied:

(i) to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement; or

(ii) that, if the Arrangement were completed, could reasonably be expected to have a Material Adverse Effect on any of the Parties to the Arrangement Agreement;

(q)	Merus and Envoy shall be satisfied that the Arrangement can be consummated on commercially reasonable terms; and

(r)	this Agreement shall not have been terminated.

Additional Conditions Precedent to the Obligations of Merus

The obligations of Merus to complete the transactions contemplated by the Arrangement Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Merus and may be waived only by Merus):

(a)	Envoy will have cash and cash equivalents on hand equal to $9,500,000 exclusive of the proceeds of the Private Placements and loans made by Envoy to Merus;

(b)

the representations and warranties of Envoy contained in the Arrangement Agreement shall be true as of the Effective Date (except to the extent that the representations and warranties speak as of an earlier date, in which event they shall be true as of such earlier date) as if made on and as of that date except for any failures or breaches of representations and warranties that have not had, or would not have, individually or in the aggregate, a Material Adverse Effect, as defined in the Arrangement Agreement, on Envoy or prevent or delay the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement to be completed on the Effective Date;

(c)

Envoy shall have complied with its obligations under the Arrangement Agreement, except to the extent the failure to comply with those obligations has not had, or would not have, individually or in the aggregate, a Material Adverse Effect on Envoy or prevent or delay the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement to be completed on the Effective Date; and

(d)

the aggregate number of Merus Shares in respect of which the Merus Shareholders shall have exercised, and not withdrawn the exercise of, rights of dissent provided pursuant to the terms of the Plan of Arrangement and the Interim Order shall not be in excess of such number as Merus’ management believes would prevent the meeting of the objectives of the Arrangement.

Additional Conditions Precedent to Obligations of Envoy

The obligations of Envoy to complete the transactions contemplated by the Arrangement Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of Envoy and may be waived only by Envoy):

(a)

the representations and warranties of Merus contained in the Arrangement Agreement shall be true as of the Effective Date (except to the extent that the representations and warranties speak as of an earlier date, in which event they shall be true as of such earlier date) as if made on and as of that date except for any failures or breaches of representations and warranties that have not had, or would not have, individually or in the aggregate, a Material Adverse Effect on Merus or prevent or delay the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement to be completed on the Effective Date;

(b)

Merus shall have complied with its obligations under the Arrangement Agreement, except to the extent the failure to comply with those obligations has not had, or would not have, individually or in the aggregate, a Material Adverse Effect on Merus or prevent or delay the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement to be completed on the Effective Date; and

(c)

the aggregate number of Envoy Shares in respect of which the Envoy Shareholders shall have exercised, and not withdrawn the exercise of, rights of dissent provided pursuant to the terms of the Plan of Arrangement and the Interim Order shall not be in excess of such number as Envoy’s management believes would prevent the meeting of the objectives of the Arrangement.

Termination

If any of the conditions contained listed above are not fulfilled or performed on or before the Effective Date, the Party not responsible to fulfill or perform any such condition may terminate the Arrangement Agreement by notice to the other Party, as the case may be, in writing, and in such event, Merus or Envoy, as the case may be, shall be released from all obligations under the Arrangement Agreement, all rights of specific performance by the Parties shall terminate and the other Party shall also be released from all obligations hereunder.

Amendments

The Arrangement Agreement may, at any time and from time to time, before and after the holding of the Meetings, but not later than the Effective Date, be amended or varied by written agreement of Merus and Envoy, subject to applicable law, without further notice to or authorization on the part of the Merus Shareholders and Envoy Shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a)	change the time for the performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto; or

(c)	waive compliance with or modify any of the covenants contained herein or waive or modify the performance of any of the obligations of the Parties contained herein.

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to the provisions of Division 5 of Part 9 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement must be approved by the Shareholders in the manner set forth in the Interim Order;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

(d)	all required regulatory approvals in respect of the completion of the Arrangement must be obtained, including without limitation, the approval of the TSX and NASDAQ.

Shareholder Approval

Pursuant to the terms of the Interim Order, the Arrangement Resolution must, subject to further orders of the Court, be approved by at least 662/3% of the aggregate votes cast by the Merus Shareholders and Envoy Shareholders, either in person or by proxy.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Merus Board and Envoy Board, without further notice to or approval of the Shareholders and subject to the terms of the Arrangement Agreement, to amend the Plan of Arrangement or to decide not to proceed with the Arrangement at any time prior to the Effective Time. See Appendix A to this Information Circular for the full text of the Arrangement Resolution.

Court Approval

The Arrangement requires approval by the Court under the provisions of Division 5 of Part 9 of the BCBCA. On November 9, 2011, Merus obtained the Interim Order, which provides for the calling and holding of the Meetings and other procedural matters. A copy of the Interim Order is attached as Appendix C to this Information Circular.

Subject to the terms of the Arrangement Agreement and the approval of the Arrangement Resolution at the Meetings, the hearing in respect of the Final Order is currently scheduled to take place on or about December 12, 2011 at the Law Courts, 800 Smithe Street, Vancouver, British Columbia. Any Shareholder or other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court a notice of their intention in accordance with the British Columbia Rules of Civil Procedure, serving such notice setting out the basis for opposition and a copy of the materials to be used to oppose the application upon the solicitors of Merus and Envoy and upon all other parties who have filed a notice of appearance before 4:00 p.m. (Vancouver time) on December 5, 2011. A copy of the petition for the Final Order is attached as Appendix D to this Information Circular.

The Court has broad discretion under the BCBCA when making orders with respect to the Arrangement and the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Merus Shareholders and Envoy Shareholders and any other interested party as the Court determines appropriate. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate.

The offer and sale of the Amalco Securities issuable in exchange for Merus Securities and Envoy Securities pursuant to the Arrangement have not been and will not be registered under the 1933 Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the 1933 Act provided by section 3(a)(10) thereof. The Final Order is required for the Arrangement to become effective, and the Court has been advised that if the terms and conditions of the Arrangement are approved by the Court pursuant to the Final Order, the Amalco Securities issuable in exchange for Securities pursuant to the Arrangement will not require registration under the 1933 Act, pursuant to Section 3(a)(10) thereof. See “The Arrangement – Securities Law Considerations – U.S. Securities Laws”.

Regulatory Approvals

It is a condition to the completion of the Arrangement that all necessary regulatory approvals shall have been completed or obtained. There are no material filings, consents or approvals required to be made with, applicable to, or required to be received from any Governmental Authority or other regulatory body in connection with the Arrangement, other than approval from the CNSX, TSX, NASDAQ, and the Final Order.

Timing

Subject to all conditions precedent to the Arrangement as set forth in the Arrangement Agreement being satisfied or waived by the appropriate Party, the Arrangement will become effective upon the Effective Date. If the Arrangement Resolutions are approved at the Meetings as required by the Interim Order, Merus will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on or about December 12, 2011, in form and substance satisfactory to the Parties and all other conditions specified in the Arrangement Agreement are satisfied or waived, the Parties expect the Effective Date will be on or about December 13, 2011. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court in the hearing of the application for the Final Order. It is a condition to the completion of the Arrangement that the Arrangement shall have become effective on or prior to the Outside Date.

Procedure for Exchange of Securities

Letters of Transmittal

A Letter of Transmittal has been sent to the registered Shareholders (the “Depositing Securityholders”) with this Information Circular. The Letter of Transmittal sets out the procedure to be followed by Depositing Securityholders to deposit their Merus Shares or Envoy Shares. If the Arrangement becomes effective, in order to receive the Amalco Shares in exchange for the deposited Merus Shares or Envoy Shares to which the Depositing Securityholder is entitled under the Plan of Arrangement, a Depositing Securityholder must deliver the applicable Letter of Transmittal, properly completed and duly executed, together with certificate(s) representing its deposited Merus Shares or Envoy Shares (the “Deposited Securities”) and all other required documents to the Depositary at the address set forth in the Letter of Transmittal. It is each Depositing Securityholder’s responsibility to ensure that the Letter of Transmittal is received by the Depositary. If the Arrangement is not completed, the Letter of Transmittal will be of no effect and the Depositary will return all certificates representing deposited Merus Shares or Envoy Shares to the holders thereof as soon as practicable at the address specified in the Letter of Transmittal. Depositing Securityholders whose deposited Merus Shares or Envoy Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Deposited Securities.

Depositing Securityholders are encouraged to deliver a properly completed and duly executed Letter of Transmittal together with the relevant certificate(s) to the Depositary as soon as possible.

The use of mail to transmit certificates representing deposited Merus Shares or Envoy Shares and the Letter of Transmittal is at each holder’s risk. Merus and Envoy recommend that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used and appropriate insurance be obtained.

The Depositary will receive reasonable and customary compensation from Amalco for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

Lost Securities

In the event any certificate, which immediately before the Effective Time represented one or more outstanding Merus Shares or Envoy Shares that is to be exchanged pursuant to the Plan of Arrangement, is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Amalco Shares to which such person is entitled in respect of the securities represented by such lost, stolen, or destroyed certificate pursuant to the Plan of Arrangement. When authorizing such issuances in exchange for any lost, stolen or destroyed certificate, the person to whom the Amalco Shares is to be issued will, as a condition precedent to the issuance thereof, give a bond satisfactory to Merus and Envoy and their respective transfer agents in such sum as Merus and Envoy may direct or otherwise indemnify Merus, Envoy, and Amalco in a manner satisfactory to them, against any claim that may be made against one or all of them with respect to the certificate alleged to have been lost, stolen or destroyed.

Withholding Rights

Amalco and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any holder of Merus Shares and Envoy Shares such amounts as Amalco or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, or any Applicable Laws related to Taxes in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Merus Shares or Envoy Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Right of Dissent

Shareholders who wish to dissent should take note that strict compliance with the Dissent Procedures is required.

Every Registered Shareholder is entitled to be paid the fair value of the holder’s Merus Shares and Envoy Shares provided that the holder duly dissents to the Arrangement and the Arrangement becomes effective. Shareholders who are not Registered Shareholders and who wish to exercise Dissent Rights must arrange for the Registered Shareholder holding their Merus Shares or their Envoy Shares, as the case may be, to deliver the Notice of Dissent. The Dissent Rights for holders of Merus Shares are those rights pertaining to the right to dissent from the Arrangement Resolution that are contained in sections 237 to 247 of the BCBCA, as modified by the Interim Order as provided for in the Plan of Arrangement. The Dissent Rights for holders of Envoy Shares are those rights pertaining to the right to dissent from the Arrangement Resolution and Continuation Resolution that are contained in sections 185 of the OBCA, as modified by the Interim Order as provided for in the Plan of Arrangement. A Shareholder is not entitled to exercise Dissent Rights if the holder votes any Merus Shares or Envoy Shares in favour of the applicable Arrangement Resolution or Continuation Resolution.

Brief summaries of the Dissent Procedures for Merus Shareholders and Envoy Shareholders respectively are set out below. These summaries do not purport to provide comprehensive statements of the procedures to be followed by a dissenting Shareholder who seeks payment of the fair value of the Merus Shares or Envoy Shares held and are qualified in their entirety by reference to sections 237 to 247 of the BCBCA and section 185 of the OBCA, as modified by the Interim Order as provided for in the Plan of Arrangement. Sections 237 to 247 of the BCBCA and section 185 of the OBCA are reproduced in Appendix F to this Information Circular. The Dissent Procedures must be strictly adhered to and any failure by a Shareholder to do so may result in the loss of that holder’s Dissent Rights. Accordingly, each Shareholder who wishes to exercise Dissent Rights should carefully consider and comply with the Dissent Procedures and consult such holder’s legal advisors.

The delivery of a written notice of dissent (a “Notice of Dissent”) does not deprive a Shareholder of the right to vote at the Meetings on the Arrangement Resolution or the Continuation Resolution. A vote against the Arrangement Resolution or Continuation Resolution, whether in person or by proxy, does not constitute a Notice of Dissent. A Shareholder is not entitled to exercise the Dissent Right with respect to any Merus Shares or Envoy Shares, as applicable, if the Shareholder votes in favour of the Arrangement Resolution or Continuation Resolution. A Shareholder, however, may vote as a proxyholder for another Shareholder whose proxy required an affirmative vote, without affecting the right of the proxyholder to exercise Dissent Rights.

A Registered Shareholder who intends to exercise Dissent Rights must deliver a Notice of Dissent to:

For holders of Merus Shares

Merus at Suite 2007, 1177 West Hastings Street, Vancouver, BC, V6E 2K3
Attention: Ahmad Doroudian, by 4:00 p.m. (Vancouver time)

For holders of Envoy Shares

Envoy at Suite 2110, 130 King Street West, Toronto, Ontario M5X 1B1
Attention: Andrew Patient, by 4:00 p.m. (Toronto time).

Dissent Rights of Merus Shareholders

Merus Shareholders wishing to exercise their Dissent Rights must deliver a Notice of Dissent at least two Business Days before the applicable Merus Meeting or, in case of adjournment or postponement, no later than 4:00 p.m. on the day that is two Business Days before the reconvened Merus Meetings.

The Notice of Dissent must set out the number of Merus Shares held by the Dissenter. Shareholders who are not Registered Shareholders and wish to exercise Dissent Rights must arrange for the Registered Shareholder holding their Merus Shares to deliver the Notice of Dissent.

If the Arrangement Resolution is passed at the Meetings, Merus must send by registered mail to every Dissenter, prior to the date set for the hearing of the Final Order, the Notice of Intention stating that, subject to receipt of the Final Order and satisfaction of the other conditions set out in the Arrangement Agreement, Merus intends to complete the Arrangement, and advising the Dissenter that if the Dissenter intends to proceed with its exercise of its Dissent Rights, it must deliver to Merus within one month of the mailing of the Notice of Intention, a written statement containing the information specified in the Interim Order together with any certificates representing the holder’s Merus Shares. If Dissent Rights are being exercised by someone other than the beneficial owner of the Merus Shares, this written statement must be signed by such beneficial owner.

A Dissenter delivering such written statement may not withdraw from its dissent and, at the Effective Time, will be repurchased by Merus and cancelled. Merus will pay to each Dissenter the fair value agreed between Merus and the Dissenter for the Dissenting Securities. Merus or a Dissenter may apply to the Court if no agreement on the terms of the fair value of the Dissenting Securities is reached, and the Court may:

(a)

determine the fair value that the Dissenting Securities had immediately before the passing of the Arrangement Resolution, or order that such value be established by arbitration or by reference to the registrar, or a referee of the Court;

(b)	join in the application each Dissenter who has not agreed with Merus on the amount of the payout value of the Dissenting Securities; and

(c)	make consequential orders and give directions as it considers appropriate.

If a Dissenter fails to strictly comply with the requirements of the Dissent Rights, it will lose its Dissent Rights, Merus will return to the Dissenter the certificates representing the Dissenting Securities, if any, that were delivered to Merus, and if the Arrangement is completed, the Dissenter will be deemed to have participated in the Arrangement on the same terms as a Shareholder.

If a Dissenter strictly complies with the foregoing requirements of the Dissent Rights, but the Arrangement is not completed, Merus will return to the Dissenter the certificates, if any, delivered to Merus.

Merus Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights. Shareholders should also note that the exercise of Dissent Rights can be complex, time-consuming and expensive. Dissent Rights are not available to holders of Merus Options, Merus Warrants, Envoy Options, or Envoy Warrants.

The Arrangement Agreement provides that it is a condition precedent to the Arrangement that holders of not greater than such number as either Merus’ or Envoy’s management believes would prevent the meeting of the objectives of the Arrangement shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as at the Effective Date. See “The Arrangement – Arrangement Agreement – Conditions to the Arrangement”.

Dissent Rights of Envoy Shareholders

Envoy Shareholders wishing to exercise their Dissent Rights must deliver a Notice of Dissent at least two Business Days before the Envoy Meeting or, in case of adjournment or postponement, no later than 4:00 p.m. on the day that is two Business Days before the reconvened Envoy Meeting.

The Notice of Dissent must be in the form of a written objection to the Arrangement Resolution, the Continuation Resolution or both the Arrangement Resolution and the Continuation Resolution. Envoy Shareholders who are not Registered Shareholders will not be able to exercise their Dissent Rights directly.

Envoy is required to notify each Envoy Shareholder who has filed a Notice of Dissent if and when the Arrangement Resolution or Continuation Resolution has been approved. This notice (a “Notice of Resolution”) must be sent within 10 days after the Envoy Shareholders adopt the Arrangement Resolution or the Continuation Resolution. Envoy will not send a Notice of Resolution to any Envoy Shareholder who voted to approve the Arrangement Resolution or the Continuation Resolution or who has not provided or has withdrawn their Notice of Dissent.

Within 20 days after receiving a Notice of Resolution from Envoy, or if such Notice of Resolution is not received within 20 days after learning that the Arrangement Resolution or Continuation Resolution has been approved, a Dissenter must send to Envoy a written notice (a “Demand Notice”) containing (i) the Shareholder’s name and address; (ii) the number of Shares in respect of which the Shareholder is exercising Dissent Rights; and (iii) a demand for payment of the fair value of such Shares.

No later than 30 days after sending a Demand Notice, a Dissenter must send to Envoy the Share Certificates representing the Shares in respect of which the Shareholder has exercised their Dissent Rights to Envoy or its registrar and transfer agent. If a Shareholder fails to send to Envoy each of a Notice of Dissent and a Demand Notice and the Share Certificates in respect of its Shares within the appropriate time frames, such Shareholder will forfeit its Dissent Rights.

Once a Demand Notice has been sent to Envoy’s registrar and transfer agent, prior to the Effective Date, a Dissenter will cease to have any rights as a Shareholder other than the right to be paid the fair value of its Shares. Prior to the Effective Date, such rights as a Shareholder will be reinstated if (i) the Demand Notice is withdrawn before Envoy makes an offer of payment to the Shareholder; (ii) Envoy fails to make an offer of payment to the Shareholder and the Shareholder withdraws demand for payment; or (iii) if the directors of Envoy terminate the proposed Arrangement.

No later than 7 days from the Effective Date or the date Envoy receives a Demand Notice, Envoy must send to such Dissenter a written offer to pay for such Dissenter’s Shares. This offer must include a written offer to pay an amount considered by the Envoy Board to be the fair value of the Shares. The offer must include a statement showing the manner used to calculate the fair value. Every offer to pay any Shareholder must be on the same terms. Envoy must pay a Dissenter for its Shares within 10 days after acceptance of the offer, unless there are reasonable grounds to believe that Envoy is unable to pay because (i) Envoy is or, after the payment, would be unable to pay its liabilities as they become due; or (ii) the realizable value of Envoy’s assets would thereby be less than the aggregate of its liabilities. Any such offer lapses if Envoy does not receive the Dissenter’s acceptance within 30 days after the offer to pay has been made to such Shareholder.

If Envoy fails to make an offer to pay for the Envoy Shares, or if the Envoy Shareholder fails to accept the offer within 50 days after the Effective Date, or within such further period as the court may allow, Envoy may apply to a court to fix a fair value for the Shares of any Dissenter. If Envoy fails to apply to a court, the Dissenter may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. The Dissenter is not required to give security for costs in such a case and, if Envoy has failed to make an offer to pay for the Shares of any Dissenter, Envoy must bear the costs of the Dissenter’s application, unless the court orders otherwise.

Envoy is required to notify each Dissenter of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel. All Dissenters whose Envoy Shares have not been purchased will be joined as parties and bound by the decision of the court. Upon application to the court, the court may determine whether any person who is a Dissenter should be joined as a party. The court will then fix a fair value on the Envoy Shares of all Dissenters who have not accepted an offer of payment from Envoy and may appoint one or more appraisers to assist the court in doing so. The final order of a court will be rendered against Envoy for the amount of the fair value of the Envoy Shares of all Dissenters. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenter from the Effective Date until the date of payment. Envoy must notify each Dissenter within 10 days of an order if it is unable to pay the ordered amount. Within 30 days of receipt of such notice, a Dissenter may elect by written notice to Envoy to either withdraw its dissent, in which case Envoy will be deemed to consent to the withdrawal and the Envoy Shareholder’s full rights will be reinstated, or retain a status as a claimant against Envoy, to be paid as soon as Envoy is able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors but in priority to other Envoy Shareholders.

If a Dissenter fails to strictly comply with the requirements of the Dissent Rights, it will lose its Dissent Rights, Envoy will return to the Dissenter the certificates representing the Dissenting Securities, if any, that were delivered to Envoy, and if the Arrangement and Continuation are completed, the Dissenter will be deemed to have participated in the Arrangement and Continuation on the same terms as a Shareholder.

If a Dissenter strictly complies with the foregoing requirements of the Dissent Rights, but the Arrangement is not completed, Envoy will return to the Dissenter the certificates, if any, delivered to Envoy.

Envoy Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights. Envoy Shareholders should also note that the exercise of Dissent Rights can be complex, time-consuming and expensive. Dissent Rights are not available to holders of Merus Options, Merus Warrants, Envoy Options, or Envoy Warrants.

The Arrangement Agreement provides that it is a condition precedent to the Arrangement that holders of not greater than such number as either Merus’ or Envoy’s management believes would prevent the meeting of the objectives of the Arrangement shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as at the Effective Date. See “The Arrangement – Arrangement Agreement – Conditions to the Arrangement”.

Securities Law Considerations

Canadian Securities Laws

Amalco Securities to be issued pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of Applicable Securities Laws of the various applicable provinces in Canada and will generally not be subject to any restricted or hold period if the following conditions are met: (i) the trade is not a control distribution (as defined in Applicable Securities Laws); (ii) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person in respect of the trade; and (iv) if the selling holder of Securities is an Insider or an officer of Amalco,, the selling securityholder has no reasonable grounds to believe that Amalco is in default of securities legislation.

U.S. Securities Laws

The offer and sale of the Amalco Securities issuable in exchange for Merus Securities and Envoy Securities pursuant to the Arrangement have not been and will not be registered under the 1933 Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the 1933 Act provided by section 3(a)(10) thereof. Section 3(a)(10) exempts the offer and sale of securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on November 9, 2011 and, subject to the approval of the Arrangement by Shareholders, a hearing on the Arrangement will be held on or about December 12, 2011 by the Court. See “The Arrangement – Procedure for the Arrangement To Become Effective – Court Approval”.

The Amalco Securities issuable in exchange for Merus Securities or Envoy Securities pursuant to the Arrangement will be freely transferable under U.S. federal securities laws, except by persons who are “affiliates” of Amalco after the Arrangement or were affiliates of Merus or Envoy within 90 days prior to the completion of the Arrangement. Persons who may be deemed to be “affiliates” of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Amalco Securities by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. Subject to certain limitations and satisfaction of certain conditions, an exemption under Regulation S may be available for resale by such affiliates (and former affiliates) of such Amalco Securities outside the United States without registration under the 1933 Act. If available, such affiliates (and former affiliates) may also resell such Amalco Securities pursuant to Rule 144 under the 1933 Act. Unless certain conditions are satisfied, Rule 144 is not available for resales of securities of issuers that have ever had (i) no or nominal operations and (ii) no or nominal assets other than cash and cash equivalents. Prior to completion of the Arrangement, Amalco may be deemed to be such an issuer. Therefore, Rule 144 under the 1933 Act may be unavailable for resales of Amalco Securities unless and until Amalco post Arrangement has satisfied the applicable conditions. In general terms, the satisfaction of such conditions would require Amalco post Arrangement to have been a registrant under the 1934 Act for at least 12 months, to be in compliance with its reporting obligations thereunder, and to have filed certain information with the SEC at least 12 months prior to the intended resale.

Section 3(a)(10) of the 1933 Act does not exempt the issuance of securities upon the exercise or conversion of securities that were issued pursuant to section 3(a)(10). Therefore, the Amalco Shares issuable upon the exercise of amended Amalco Options or Amalco Warrants may not be issued in reliance upon section 3(a)(10), and such Amalco Options or Amalco Warrants may be exercised only pursuant to an exemption or exclusion from the registration requirements of the 1933 Act and applicable state securities laws.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the resale and exercise of Amalco Securities received upon completion of the Arrangement. All holders of such Amalco Securities are urged to consult with counsel to ensure that the resale and exercise of their Amalco Securities complies with applicable securities legislation.

Interests of Certain Persons or Companies in the Arrangement

Securityholdings

As at November 10, 2011, the directors and executive officers of Merus and their associates and affiliates, beneficially owned, or exercised control or direction over, directly or indirectly, an aggregate of approximately 10,591,287 Merus Shares, 890,000 Merus Options and nil Merus Warrants, representing, respectively, approximately 22.2% of the issued and outstanding Merus Shares, 97.8% of the Merus Options and nil of the Merus Warrants. The directors and officers and Merus do not own any securities in Envoy. Assuming completion of the Arrangement, the directors and executive officers of Merus and their associates and affiliates, will beneficially own or exercise control or direction over, directly or indirectly, an aggregate of 2,870,321 Amalco Shares representing approximately 14% of the issued and outstanding Amalco Shares.

As at November 10, 2011, the directors and executive officers of Envoy and their associates and affiliates, beneficially owned, or exercised control or direction over, directly or indirectly, an aggregate of approximately 1,697,000 Envoy Shares, 750,000 Envoy Options and nil Envoy Warrants, representing, respectively, approximately 14.3% of the issued and outstanding Envoy Shares and 100% of the Envoy Options. The directors and executive officers of Envoy and their associates and affiliates, beneficially owned, or exercised control or direction over, directly or indirectly, an aggregate of approximately 4,959,000 Merus Shares, nil Merus Options and 4,937,500 Merus Warrants. Assuming completion of the Arrangement, the directors and executive officers of Envoy and their associates and affiliates, will beneficially own or exercise control or direction over, directly or indirectly, an aggregate of 4,171,125 Amalco Shares representing approximately 21% of the issued and outstanding Amalco Shares.

Employment Agreements

On March 14, 2011, Merus entered into an employment agreement with Ali Moghaddam for a term of three years. Merus does not anticipate any termination payments will be made under this agreement in connection with the Arrangement. Merus does not have any other employment agreements.

Envoy is a party to executive employment agreements for an indefinite term with certain NEOs which provide for, among other things, payment in the event of a change of control or termination after a change of control of Envoy as set out below. Envoy does not anticipate any termination payments will be made under any employment agreement in connection with the Arrangement.

Ahmad Doroudian, Merus’ current Chief Executive Officer and a director, shall serve as President and Chief Executive Officer of Amalco following the Arrangement. Further, the board of directors of Amalco will grant Mr. Doroudian incentive options to acquire 1,000,000 Amalco Shares for a period of five years at an exercise price anticipated to be determined based on the trading price of Amalco’s Shares. Andrew Patient, Envoy’s Chief Financial Officer, shall serve as Chief Financial Officer of Amalco following the Arrangement. Moira Ong, Merus’ Chief Financial Officer, shall serve as Vice President, Finance of Amalco following the Arrangement.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax consequences under the Tax Act in respect of the exchange of Merus Shares and Envoy Shares under the Arrangement, generally applicable to (a) Shareholders who, for the purposes of the Tax Act and at all relevant times, hold Merus Shares or Envoy Shares as capital property and are not and will not be affiliated with, and deal at arm’s length with Merus and Envoy. Generally, Merus Shares or Envoy Shares will be considered to be capital property to the holder thereof unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure in the nature of trade.

This summary is not applicable to a Shareholder (a) that is a “financial institution” as defined in the Tax Act; (b) an interest in which would be a “tax shelter” or “tax shelter investment” as defined in the Tax Act; (c) who is exempt from tax under Part I of the Tax Act; (d) that has elected to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than the Canadian currency. This summary does not address the income tax considerations of the Arrangement to Merus Optionholders, Merus Warrantholders, Envoy Optionholders and Envoy Warrantholders. This summary does not address the income tax consequences of holding or disposing of Merus Shares or Envoy Shares. Such Shareholders should consult their own tax advisors with respect to the Arrangement.

This summary is based on the current provisions of the Tax Act and the regulations thereunder that are in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations which have been publicly announced prior to the date hereof and counsel’s understanding of the current published administrative and assessing policies of the Canada Revenue Agency. Other than the proposed amendments (for which no assurance can be given that such proposed amendments will be enacted as proposed, or at all), this summary does not take into account any future changes to law or administrative practice (whether by judicial, administrative, governmental or legislative action), and is not exhaustive of all possible Canadian federal income tax considerations applicable to a particular Shareholder and specifically does not take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian income tax consequences described herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any particular Shareholder, and no representations with respect to the income tax consequences to any particular Shareholder are made herein. Accordingly, holders of Securities should consult their own tax advisors for advice with respect to their own particular circumstances, including their place of residence and the application and effect of the income and other tax laws of any country, province, state or local tax authority. Advance income tax rulings have not been sought from the Canada Revenue Agency with respect to the tax consequences described below.

Shareholders Resident in Canada

This part of the summary is applicable to a Shareholder who is resident, or deemed to be resident, in Canada for the purposes of the Tax Act and any applicable income tax convention (a “Resident Shareholder”).

Amalgamation — Conversion of Merus Shares and Envoy Shares into Amalco Shares

A Resident Shareholder (other than a Dissenting Shareholder) generally will be deemed to have disposed of their Merus Shares and/or Envoy Shares, as the case may be, upon the Amalgamation for proceeds of disposition equal to the Resident Shareholder’s adjusted cost base thereof immediately prior to the Amalgamation and to have acquired the Amalco Shares for the same amount. In such circumstances, the Resident Shareholder will not realize a capital gain or a capital loss as a result of the disposition of their Merus Shares and/or Envoy Shares, as the case may be, upon the Amalgamation.

Consolidation

The Consolidation will not give rise to a capital gain or loss under the Tax Act for a Resident Shareholder who holds Envoy Shares as capital property. The adjusted cost base to the Resident Shareholder of the new Envoy Shares immediately after the Consolidation will be equal to the aggregate adjusted cost base to the Resident Shareholder of the old Envoy Shares immediately before the Consolidation.

Dissenting Resident Shareholders

A Resident Shareholder that is a Dissenting Shareholder (a “Dissenting Resident Shareholder”) may be entitled, if the Arrangement becomes effective, to receive from Amalco the fair value of the Merus Shares and/or Envoy Shares held by such Dissenting Resident Shareholder. Based on Merus’ and Envoy’s understanding of the current administrative practice of the CRA, a Dissenting Resident Shareholder who, pursuant to the exercise of Dissent Rights, disposes of Merus Shares and/or Envoy Shares in consideration for a cash payment from Amalco in respect of such Merus Shares and/or Envoy Shares will be considered to have disposed of such Merus Shares and/or Envoy Shares for proceeds of disposition equal to the amount of the payment (exclusive of interest) received by the Dissenting Resident Shareholder. Dissenting Resident Shareholders may realize a capital gain or sustain a capital loss in respect of such disposition.

A Dissenting Resident Shareholder who receives interest on a payment received in respect of the fair value of the Dissenting Resident Shareholder’s Merus Shares and/or Envoy Shares will be required to include the full amount of such interest in income. In addition, a Dissenting Resident Shareholder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for a refundable tax of 6 2 / 3 % on investment income, including interest income.

Dissenting Resident Shareholders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Non-Resident Shareholders

The following portion of the summary is applicable to a Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, is neither resident nor deemed to be resident in Canada, and who does not use or hold and is not deemed to use or hold their Merus Shares and/or Envoy Shares in carrying on a business in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is an insurer carrying on business in Canada and elsewhere. This summary is not applicable to such Shareholders and they should consult their own tax advisors with respect to the Canadian federal income tax consequences to them of the Arrangement.

Amalgamation — Conversion of Merus Shares and Envoy Shares into Amalco Shares

A Non-Resident Shareholder who participates in the Arrangement will be deemed to have disposed of their Merus Shares and/or Envoy Shares, as the case may be, upon the Amalgamation and will generally be subject to the same Canadian income tax consequences as a Resident Shareholder who converts their Merus Shares and/or Envoy Shares upon the Amalgamation (see “Shareholders Resident in Canada — Amalgamation — Conversion of Merus Shares and Envoy Shares into Amalco Shares”).

A Non-Resident Shareholder will generally not be liable for tax under the Tax Act on a disposition or deemed disposition of Amalco Shares unless such Amalco Shares are, or are deemed to be, “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Shareholder at the time of disposition and the Non-Resident Shareholder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident. Provided the Amalco Shares are listed on a designated stock exchange (as defined in the Tax Act and which includes the TSX) at the time of disposition and are not deemed to be taxable Canadian property of the Non-Resident Shareholder as discussed below, then such shares generally will not constitute taxable Canadian property of a Non-Resident Shareholder at the time of disposition, unless at any time during the 60 month period immediately preceding such time, (i) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm’s length, or the Non-Resident Shareholder together with all such persons, owned 25% or more of the issued shares of any class or series of Amalco Shares and (ii) more than 50% of the fair market value of the Amalco Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists.

In the case of a Non-Resident Shareholder whose Merus Shares and/or Envoy Shares, as the case may be, constitute taxable Canadian property to such Non-Resident Shareholder at the Effective Time, any Amalco Shares received by such Non-Resident Shareholder in exchange for such Merus Shares and/or Envoy Shares upon the Amalgamation will also constitute taxable Canadian property to such Non-Resident Shareholder for 60 months after the Amalgamation even if the Amalco Shares would not otherwise constitute taxable Canadian property of the NonResident Shareholder.

Non-Resident Shareholders who dispose of Amalco Shares that are taxable Canadian property should consult their own tax advisors in their particular circumstances.

Consolidation

A Non-Resident Shareholder who holds Envoy Shares as capital property and is subject to the Consolidation will generally be subject to the same Canadian income tax consequences as a Resident Shareholder whose Envoy Shares are subject to the Consolidation (see “Shareholders Resident in Canada -- Consolidation”).

Dissenting Non-Resident Shareholders

A Non-Resident Shareholder that is a Dissenting Shareholder (a “Dissenting Non-Resident Shareholder”) may be entitled, if the Arrangement becomes effective, to receive from Amalco the fair value of the Merus Shares and/or Envoy Shares held by such Dissenting Non-Resident Shareholder. Based on Merus’ and Envoy’s understanding of the current administrative practice of the CRA, a Non-Resident Shareholder who, pursuant to the exercise of Dissent Rights, disposes of Merus Shares and/or Envoy Shares in consideration for a cash payment from Amalco in respect of such Merus Shares and/or Envoy Shares will be considered to have disposed of such Merus Shares and/or Envoy Shares for proceeds of disposition equal to the amount of the payment (exclusive of interest) received by the Dissenting Non- Resident Shareholder and will realize a capital gain (or a capital loss) equal to the amount by which such cash payment (exclusive of interest) exceeds (or is exceeded by) the adjusted cost base of such shares to the Non-Resident Dissenting Shareholder. A Non-Resident Dissenting Shareholder will generally not be liable for tax under the Tax Act in respect of any capital gain realized on a disposition of such Merus Shares and/or Envoy Shares unless such Merus Shares and/or Envoy Shares, as the case may be, are or are deemed to be taxable Canadian property to such Non-Resident Dissenting Shareholder and the Non-Resident Dissenting Shareholder is not entitled to relief under an applicable tax convention between Canada and the Non-Resident Dissenting Shareholder’s country of residence. See the discussion above under “Non-Resident Shareholders — Amalgamation — Conversion of Merus Shares and Envoy Shares into Amalco Shares” for a general discussion of when shares may constitute taxable Canadian property. An amount paid in respect of interest awarded by the court to a Dissenting Non-Resident Shareholder will generally not be subject to Canadian withholding tax.

Dissenting Non-Resident Shareholders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Eligibility for Investment

Provided the Amalco Shares are listed on the TSX or other designated stock exchange or that Amalco continues to qualify as a “public corporation” for the purposes of the Tax Act, the Amalco Shares will, subject to the terms of any particular plan, be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

To ensure compliance with IRS Circular 230, you are hereby notified that: (i) any discussion of U.S. federal tax issues in this Information Circular (including any attachments) is not intended or written to be relied upon, and cannot be relied upon by you, for the purpose of avoiding penalties that may be imposed on you under the U.S. Internal Revenue Code of 1986, as amended; (ii) such discussion was written in connection with the promotion or marketing of the transactions or matters addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.

The following is a summary of certain material U.S. federal income tax considerations relevant to a U.S. Holder (as defined below) arising from and relating to (a) the Arrangement and (b) the ownership and disposition of Amalco Shares received pursuant to the Arrangement. This summary is not intended to constitute a complete description of all the potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or the ownership and disposition of Amalco Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its independent tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations of the Arrangement and the ownership and disposition of the Amalco Shares received pursuant to the Arrangement.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or is expected to be obtained, regarding the U.S. federal income tax considerations described below. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions described in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions described in this summary.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final and temporary Treasury Regulations, published IRS rulings, judicial decisions, published administrative positions of the IRS, in each case, as in effect and available as of the date of this Information Circular, as well as proposed Treasury Regulations. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary assumes that the Arrangement will be completed according to the terms of the Arrangement Agreement and the Plan of Arrangement. For purposes of this summary, a “U.S. Holder” is a beneficial owner of Merus Shares and/or Envoy Shares or, following the completion of the Arrangement, a beneficial owner of Amalco Shares received pursuant to the Arrangement that is (a) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes, (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state in the United States or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or

(ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

This summary does not address the U.S. federal income tax considerations applicable to holders that are subject to special provisions under the Code, including the following holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders subject to the alternative minimum tax provisions of the Code; (f) U.S. Holders that own the Merus Shares and/or Envoy Shares (or, following the completion of the Arrangement, Amalco Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired the Merus Shares and/or Envoy Shares through the exercise of employee stock options or otherwise as compensation for services; (h) U.S. expatriates; (i) holders that are not U.S. Holders; (j) persons holding options or other rights to acquire Merus Shares and/or Envoy Shares; (k) persons that own, or have owned, directly, indirectly or constructively, 10% or more, by voting power or value, of the outstanding equity interests of Merus or Envoy (or, following the completion of the Arrangement, persons that will own, directly, indirectly or constructively, 10% or more, by voting power or value, of the outstanding equity interests in Amalco); and (l) U.S. Holders that hold the Merus Shares and/or Envoy Shares (or, following the completion of the Arrangement, Amalco Shares) other than as a capital asset within the meaning of Section 1221 of the Code. U.S. Holders that are described in this paragraph should consult their own independent tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences arising from and relating to the Arrangement and the ownership and disposition of Amalco Shares received pursuant to the Arrangement.

If a partnership (including an entity that is classified as a partnership for U.S. federal income tax purposes) holds Merus Shares and/or Envoy Shares (or, following the completion of the Arrangement, Amalco Shares), the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Owners of partnerships for U.S. federal income tax purposes should consult their own tax and investment advisors regarding the U.S. federal income tax consequences arising from and relating to the Arrangement and the ownership and disposition of Amalco Shares received pursuant to the Arrangement. In addition, this summary does not address the U.S. gift, inheritance, estate, state, local or non-U.S. tax consequences to U.S. Holders of the Arrangement or of the ownership and disposition of Amalco Shares received pursuant to the Arrangement.

The Arrangement

Exchange of Merus Shares or Envoy Shares Pursuant to the Arrangement

Merus and Envoy intend for the Arrangement to qualify as a tax-deferred reorganization within the meaning of Section 368(a) of the Code (a “Reorganization”) for U.S. federal income tax purposes. Neither Merus nor Envoy has sought or will seek an opinion of U.S. legal counsel or a ruling from the IRS regarding whether the Arrangement qualifies as a Reorganization. Except as specifically described below under “Arrangement Does Not Qualify as a Reorganization”, the remainder of this discussion assumes that the Arrangement will qualify as a Reorganization.

Arrangement Qualifies as a Reorganization

Subject to the discussion under “— PFIC Status of Merus or Envoy,” below, if the Arrangement qualifies as a Reorganization, a U.S. Holder of Merus Shares and/or Envoy Shares generally will not recognize gain or loss on the exchange of its Merus Shares and/or Envoy Shares for Amalco Shares. The U.S. Holder’s aggregate adjusted tax basis in the Amalco Shares received will equal the U.S. Holder’s aggregate adjusted tax basis in the Merus Shares and/or Envoy Shares surrendered by such U.S. Holder. The U.S. Holder’s holding period for the Amalco Shares received will include the holding period of the Merus Shares and/or Envoy Shares surrendered by such U.S. Holder.

Arrangement Does Not Qualify as a Reorganization

Subject to the discussion under “— PFIC Status of Merus or Envoy,” below, if, contrary to Merus’ and Envoy’s expectations, the Arrangement fails to qualify as a Reorganization, the Arrangement would constitute a taxable disposition of Merus Shares and/or Envoy Shares by U.S. Holders. In such case, a U.S. Holder of Merus Shares or Envoy Shares generally would recognize gain or loss equal to the difference, if any, between (a) the fair market value of Amalco Shares received and (b) the U.S. Holder’s aggregate adjusted tax basis in the Merus Shares and/or Envoy Shares surrendered pursuant to the Arrangement. Such gain or loss generally would be long-term capital gain or loss if the U.S. Holder’s holding period for the Merus Shares and/or Envoy Shares is more than one year at the Effective Date of the Arrangement. Preferential tax rates for long-term capital gains are currently applicable to non-corporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code. Any such gain or loss generally would be treated as gain or loss from sources within the U.S. for U.S. foreign tax credit limitation purposes.

The aggregate tax basis in the Amalco Shares received by a U.S. Holder pursuant to the Arrangement would be equal to their aggregate fair market value on the Effective Date of the Arrangement. The holding period for the Amalco Shares received would begin on the day after the Effective Date of the Arrangement.

Dissenting U.S. Holders

Subject to the discussion under “— PFIC Status of Merus or Envoy,” below, a U.S. Holder who exercises Dissent Rights in connection with the Arrangement will recognize gain or loss in an amount equal to the difference between (a) the U.S. dollar value on the date of receipt of the Canadian currency received (other than amounts, if any, which are or are deemed to be interest for U.S. federal income tax purposes, which will be taxed as ordinary income) and (b) such U.S. Holder’s adjusted tax basis in its Merus Shares and/or Envoy Shares. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares is more than one year. Preferential tax rates for long-term capital gains are currently applicable to non-corporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the U.S. for U.S. foreign tax credit limitation purposes.

PFIC Status of Merus

Merus does not believe that it will be classified as a passive foreign investment company (“PFIC”) during its current taxable year. In addition, Merus does not believe that it was a PFIC for a preceding taxable year. The determination of PFIC status, however, is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. Accordingly, there can be no assurance that Merus is not and has not been classified as a PFIC for any taxable year during which a U.S. Holder has held Merus Shares.

If Merus was classified as a PFIC for any taxable year during which a U.S. Holder held Merus Shares, the U.S. federal income tax consequences to such U.S. Holder of disposing of Merus Shares, pursuant to the Arrangement might be materially more adverse than those described above and generally would be as described with respect to a disposition under “Ownership of Amalco Shares — PFIC Rules” below, regardless of whether the Arrangement otherwise qualifies as a Reorganization.

A U.S. Holder that has made a timely and effective “mark-to-market” election or certain other elections under the PFIC rules with respect to Merus Shares generally would not be subject to the PFIC rules for a taxable year for which such election applies. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules as well as the impact of any mark-to-market, or other election, having regard to their particular circumstances.

Notwithstanding the foregoing, if (a) the Arrangement qualifies as a Reorganization, (b) Merus was classified as a PFIC for any taxable year during which a U.S. Holder held Merus Shares, and (c) Amalco also qualifies as a PFIC for its taxable year that includes the day after the Effective Date of the Arrangement, then under proposed Treasury

Regulations the non recognition treatment described above (see “— Arrangement Qualifies as a Reorganization”) may apply to such U.S. Holder’s exchange of Merus Shares for Amalco Shares pursuant to the Arrangement. However, as discussed below, it is currently expected that Amalco will not be a PFIC for its 2011 taxable year. See the discussion below at “— Ownership of Amalco Shares — PFIC Rules”.

PFIC Status of Envoy

Envoy belies that it was a PFIC for the taxable year ended September 30, 2011, and has been a PFIC in prior years. The determination of PFIC status, however, is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules which are subject to differeing interpretations, and generally cannot be determined until the close of the taxable year in question. Accordingly, there can be no assurance as to Envoy’s PFIC status.

If Envoy was classified as a PFIC during any portion of a U.S. Holder’s holding period for Envoy Shares as determined for U.S. federal income tax purposes, such U.S. Holder may be subject to adverse U.S. tax consequences under the PFIC rules as a result of the Arrangement. Generally, the exchange of Envoy Shares for Amalco Shares would be considered a disposition of Envoy Shares and generally would be subject to tax as if (a) the gain on the disposition of shares had been ratably recognized over the U.S. Holder’s holding period, (b) the amount deemed recognized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before Envoy became a PFIC, which would generally be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed in (c) below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years.

A U.S. Holder that has made a timely and effective “market-to-market” election or certain other elections under the PFIC rules with respect to his or her Envoy Shares generally would not be subject to the PFIC rules described above. U.S. Holders of Envoy Shares are urged to consult their own tax advisors regarding the potential application of the PFIC rules as well as the impact of any market-to-market, or other election, having regard to their particular circumstances.

Notwithstanding the foregoing, if (a) the Arrangement qualifies as a Reorganization, (b) Envoy was classified as a PFIC for any taxable year during which a U.S. Holder held Envoy Shares and (c) Amalco also qualifies as a PFIC for its taxable year that includes the day after the Effective Date of the Arrangement, then under proposed Treasury Regulations the non recognition treatment described above (see “- Arrangement Qualifies as a Reorganization”) may apply to such U.S. Holder’s exchange of Envoy Shares for Amalco Shares pursuant to the Arrangement. However, as discussed below, it is currently expected that Amalco will not be a PFIC for its 2011 taxable year. See the discussion below at “- Ownership of Amalco Shares – PFIC Rules”.

Records and Reporting Requirements

If the Arrangement qualifies as a Reorganization, certain U.S. Holders that are “significant holders” within the meaning of Treasury Regulation Section 1.368 -3(c) will be required to attach a statement to their tax returns for the year in which the Arrangement occurs that contains the information listed in Treasury Regulation Section 1.368 -3(b). Such statement must include the U.S. Holder’s tax basis in its Merus Shares and/or Envoy Shares and the fair market value of the U.S. Holder’s Merus Shares and/or Envoy Shares immediately before they were exchanged for Amalco Shares. A “significant holder” generally includes a holder of at least 1% (by vote or value) of the stock of a corporation if the stock is not publicly traded on a U.S. securities exchange or a holder of securities of a corporation with a basis of US$1,000,000 or more. All U.S. Holders should keep records regarding the number, basis and fair market value of their Merus Shares and/or Envoy Shares exchanged for Amalco Shares and should consult their own tax advisors regarding any record-keeping and reporting requirements applicable to them in respect of the Arrangement.

Ownership of Amalco Shares

Distributions on Amalco Shares

Subject to the application of the PFIC rules discussed below under “— PFIC Rules”, the gross amount of any distribution of cash or property made to a U.S. Holder with respect to Amalco Shares (without reduction for any Canadian withholding tax withheld from such distribution) generally will be includible in income by a U.S. Holder as dividend income to the extent such distribution is paid out of the current or accumulated earnings and profits of Amalco, as determined under U.S. federal income tax principles. Dividends will not be eligible for the dividends received deduction generally allowed to a U.S. corporation on dividends received from another U.S. corporation. A distribution in excess of Amalco’s current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its Amalco Shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of Amalco Shares). Thereafter, to the extent that such distribution exceeds the U.S. Holder’s adjusted tax basis in the Amalco Shares, the distribution will be treated as gain from the sale or exchange of such Amalco Shares (see “— Sale, Exchange or Other Taxable Disposition of Amalco Shares” below). Amalco does not expect to maintain calculations of its earnings and profits under U.S. federal income tax principles. Accordingly, U.S. Holders should expect that the full amount of any distributions received on Amalco Shares generally will be treated as dividends for U.S. federal income tax purposes.

Taxable dividends with respect to Amalco Shares that are paid in Canadian dollars will be included in the gross income of a U.S. Holder, in a U.S. dollar amount calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of such Canadian dollars, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally would be U.S. source income or loss for foreign tax credit purposes. U.S. Holders are urged to consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

Under current law, a dividend paid by Amalco generally will be taxed at the preferential tax rates applicable to long-term capital gains (generally 15%) if, among other requirements, (a) Amalco is a “qualified foreign corporation” as defined below, (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on or before December 31, 2012 on Amalco Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the exdividend date (i.e., the first date that a purchaser of such shares will not be entitled to receive such dividend). Amalco generally will be a qualified foreign corporation if (a) Amalco is eligible for the benefits of the Canada-United States Income Tax Convention (1980), or (b) the Amalco Shares are readily tradable on an established securities market in the U.S., within the meaning provided in the Code. However, even if Amalco satisfies one or more of such requirements, Amalco will not be treated as a qualified foreign corporation if Amalco is classified as a PFIC for the taxable year during which Amalco pays the applicable dividend or for the preceding taxable year. It is currently expected that Amalco will be a qualified foreign corporation for U.S. federal income tax purposes; however, this is a factual matter and is therefore subject to change. If Amalco is not a qualified foreign corporation, a dividend paid by it to a non-corporate U.S. Holder generally will be taxed at ordinary income tax rates. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules to it in its particular circumstances.

Foreign Tax Credits

Any Canadian tax withheld with respect to distributions on Amalco Shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a U.S. Holder’s U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to Amalco Shares will be foreign source income and generally will constitute “passive category income” or, in the case of certain U.S. Holders, “general category income”. Because of the complexity of the foreign tax credit limitations, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes that may be claimed as a credit.

Sale, Exchange or Other Taxable Disposition of Amalco Shares

Subject to the application of the PFIC rules discussed below under “— PFIC Rules”, a U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Amalco Shares in an amount equal to the difference, if any, between (a) the U.S. dollar value of the amount of cash plus the fair market value of any property received, and (b) such U.S. Holder’s adjusted tax basis in the Amalco Shares sold or otherwise disposed of, as determined in U.S. dollars. Any such gain or loss generally will be long-term capital gain or loss if such U.S. Holder’s holding period for the Amalco Shares exceeds one year on the date of disposition. A preferential 15% tax rate currently applies to long-term capital gains of noncorporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

PFIC Rules

It is currently expected that Amalco will not be classified as a PFIC for its 2011 taxable year or in the foreseeable future. The determination of whether a company is a PFIC is a factual determination that must be made annually at the end of the taxable year and is therefore subject to change. Generally, if Amalco derives 75% or more of its gross income from certain types of “passive” income (such as rents, royalties, dividends and the like), or if the average value during a taxable year of Amalco’s “passive assets” (generally, assets that generate passive income) is 50% or more of the average value of all assets held by the corporation, then the PFIC rules may apply to U.S. Holders (regardless of the extent of their ownership interest in Amalco). Several “look-through” rules apply in determining the PFIC status, including that a 25% or more owned subsidiary corporation’s income and assets will be deemed those of its parent for purposes of the PFIC rules.

If Amalco were classified as a PFIC during any portion of a U.S. Holder’s holding period for Amalco Shares as determined for U.S. federal income tax purposes, such U.S. Holder would be subject to adverse U.S. tax consequences under the PFIC rules. In such case, any excess distribution (generally a distribution in excess of 125% of the average distribution over a three-year period or, if shorter, the U.S. Holder’s holding period for the Amalco Shares) and recognized gain on the sale, exchange or other disposition of Amalco Shares would be treated as ordinary income and generally would be subject to tax as if (a) the excess distribution or gain had been ratably recognized over the U.S. Holder’s holding period, (b) the amount deemed recognized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before Amalco became a PFIC, which would generally be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed in (c) below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. Certain elections may be available (including a mark-to-market election) to holders that may help mitigate the adverse consequences resulting from PFIC status. Dividends paid by Amalco would not be “qualified dividend income” to noncorporate U.S. Holders and would be subject to the higher rates applicable to other items of ordinary income.

The PFIC rules are very complex and fact-specific. If Amalco is a PFIC, there generally would be negative U.S. tax consequences to a U.S. Holder of Common Shares. Amalco cannot give any assurances as to its status as a PFIC for the current or any future year, and no opinion or representation of any kind with respect to the PFIC status of Amalco is being made. A U.S. Holder should consult his, her or its own tax advisor with respect to the PFIC issue and the applicability of the PFIC rules in his, her or its particular tax situation.

Information Reporting and Backup Withholding

U.S. Holders may be subject to information reporting and backup withholding tax, currently at a rate of 28%, with respect to distributions paid on Amalco Shares and proceeds from the disposition of Amalco Shares. In general, a U.S. Holder will be subject to backup withholding if such U.S. Holder receives a reportable payment and (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalties of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, certain exempt persons generally are excluded from these backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will generally be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

Recent Legislative Developments

Recently enacted U.S. tax legislation requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, interest, dividends, and capital gains for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, recently enacted U.S. tax legislation requires certain U.S. Holders who are individuals to report to the IRS certain interests owned by such U.S. Holders in stock or securities issued by a non-U.S. person (such as Amalco), if the aggregate value of all such interests exceeds US$50,000. U.S. Holders should consult their own tax advisors regarding the effect, if any, of this legislation on their acquisition, ownership and disposition of Amalco Shares.

In addition, Amalco may require U.S. Holders to provide certain tax and reporting information necessary for Amalco to comply with new reporting obligations. If a U.S. Holder does not provide such information, the U.S. Holder will generally be subject to U.S. withholding tax on payments made by Amalco after January 1, 2014 in accordance with this new legislation.

OTHER TAX CONSIDERATIONS

This Information Circular does not address any tax considerations of the Arrangement other than Canadian and U.S. federal income tax considerations. Securityholders who are resident in jurisdictions other than Canada and the U.S. should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions. Securityholders should also consult their own tax advisors regarding provincial, territorial or state considerations of the Arrangement.

RISK FACTORS

There are certain risk factors relating to the Parties and the Arrangement which should be carefully considered by Shareholders, including the fact that the Arrangement may not be completed if, among other things, the Arrangement Resolution or Continuation Resolution does not receive the requisite approval at the Meetings, or if any other conditions precedent to the completion of the Arrangement are not satisfied or waived as applicable. In assessing the Arrangement, Shareholders should carefully consider the risk factors which exist for each of Merus and Envoy as described in this Information Circular or the documents incorporated herein by reference. See “Information Concerning Amalco”. In addition to the risk factors listed below, businesses are often subject to risks not foreseen or fully appreciated by management. In addition to reviewing the risk factors below, Shareholders should also consider the “Risks and Uncertainties” from Envoy’s management discussion and analysis as of August 10, 2011, which has been filed with the securities commissions or similar authorities in Canada on SEDAR, and which is specifically incorporated by reference into, and forms an integral part of, the Information Circular.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Merus at Suite 2007 1177 West Hastings Street, Vancouver, BC, V6E 2K3 and Envoy at 30 St. Patrick Street Ste. 301, Toronto, Ontario, M5T 3A3.

Risk Factors Associated with the Arrangement

The Arrangement May Not Be Completed

Each of the Parties have the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can the Parties provide any assurance, that the Arrangement Agreement will not be terminated before the completion of the Arrangement.

In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of the Parties, including approval of the Arrangement Resolution by the Shareholders, approval of the Court and approval of the TSX and NASDAQ. There is no certainty, nor can the Parties provide any assurance, that these conditions will be satisfied.

If for any reason the Arrangement is not completed, the market price of the Merus Shares or Envoy Shares may be adversely affected. If the Arrangement is not completed and Merus cannot obtain financing for working capital requirements, the financial condition of Merus may be materially adversely affected.

Possible Failure to Realize Anticipated Benefits of the Arrangement

The success of Amalco will depend in large part on successfully consolidating functions and integrating operations, projects, procedures and personnel in a timely and efficient manner, as well as Amalco’s ability to realize the anticipated growth opportunities from the business and operations of Merus. The inability to achieve such growth could result in the failure of Amalco to realize the anticipated benefits of the Arrangement and could impair the results of operations, profitability and financial results of Amalco. The integration of Merus and Envoy will require the dedication of management effort, time and resources and this could divert management’s focus and resources from other strategic opportunities and from operational matters during this process.

Fixed Exchange Ratio

The Shareholders will receive a fixed number of Amalco Shares under the Arrangement. Because the Merus Exchange Ratio and Envoy Exchange Ratio will not be adjusted to reflect any change in the market value of the Merus Shares or Envoy Shares, the market value of Amalco Shares received under the Arrangement may vary significantly from the market value at the dates referenced in this Circular.

Risk Factors Associated with the Business of Amalco

Amalco may not be able to secure additional financing.

There can be no assurance that Amalco will be able to raise the additional funding that it needs to carry out its business objectives. The development of Amalco’s business depends upon prevailing capital market conditions, Amalco’s business performance and its ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that Amalco will be successful in obtaining required financing as and when needed or at all. If additional financing is raised by the issuance of shares from treasury, control of Amalco may change and shareholders may suffer additional dilution. Merus has a payment of $9 million due to Iroko on November 30, 2011. Merus and Envoy anticipate entering into a loan agreement prior to November 30, 2011 to allow Merus to make this payment. If Merus is unable to make this payment to Iroko, for any reason, Amalco’s and Merus’ business would be materially adversely affected, as the drug Vancocin® would be forfeited to Iroko.

Amalco may not be ability to implement its business strategy.

The growth and expansion of Amalco’s business will be heavily dependent upon the successful implementation of its business strategy. There can be no assurance that Amalco will be successful in the implementation of its business strategy.

Amalco will rely on third parties to manufacture its products.

Amalco will not have the internal capability to manufacture pharmaceutical products and will rely on third parties to manufacture its products. Amalco cannot be certain that manufacturing sources will continue to be available or that it will be able to continue to outsource the manufacturing of its products on reasonable or acceptable terms. In addition, outsourcing manufacturing will expose Amalco to a number of risks which are outside its control, including: its suppliers may fail to comply with government mandated current good manufacturing practices which include quality control and quality assurance requirements, as well as the corresponding maintenance of records and documentation and manufacture of products according to the specifications contained in the applicable regulatory file resulting in mandated production halts or limitations; or its suppliers may experience manufacturing quality, control or yield issues which would require the supplier to halt or limit production of its products.

If Amalco encounters delays or difficulties with contract manufacturers, packagers or distributors, sales of Amalco’s products could be delayed. If Amalco changes the source or location of supply or modifies the manufacturing process, regulatory authorities will require it to demonstrate that the product produced by the new source or from the modified process is equivalent to the product used in any clinical trials that were conducted. If Amalco is unable to demonstrate this equivalence, it will be unable to manufacture products from the new source or location of supply, or use the modified process. Amalco may incur substantial expenses in order to ensure equivalence. This may negatively affect its business, financial condition and operating results.

If its supply of finished products is interrupted, Amalco’s ability to maintain inventory levels could suffer and future revenues could be delayed.

Supply interruptions may occur and Amalco’s inventory of finished products may not always be adequate to satisfy demand. Numerous factors could cause interruptions in the supply of Amalco’s finished products, including failure to have a third party supply chain validated in a timely manner, shortages in raw material and packaging components required by its manufacturers, changes in its sources for manufacturing or packaging, its failure to timely locate and obtain replacement manufacturers as needed and conditions affecting the cost and availability of raw materials. There can be no assurances that Amalco’s other products will not be interrupted in the future. This may have an adverse effect on its business, financial results and operations.

Amalco will rely on third parties to perform distribution, logistics, regulatory and sales services for its products.

Amalco will rely on third parties to provide distribution, logistics, regulatory and sales services including warehousing of finished product, accounts receivable management, billing, collection and record keeping. If the third parties cease to be able to provide Amalco with these services, or do not provide these services in a timely or professional manner Amalco may not be able to successfully manage the product revenues or integrate new products into its business, which may result in decreases in sales. Additionally, any delay or interruption in the process or in payment could result in a delay delivering product to its customers, which could have a material effect on Amalco’s business, financial condition and operating results.

Core patent protection for Amalco’s initial portfolio has expired or will soon expire, which could result in significant competition from generic products resulting in a significant reduction in sales.

The core patents protecting its products have expired or will soon expire, which could result in significant competition from generic products and could result in a significant reduction in sales. In order to continue to obtain commercial benefits from Amalco’s products, it will rely on product manufacturing trade secrets, know-how and related non-patent intellectual property. The effect of this patent expiration depends, among other things, upon the nature of the market and the position of Amalco’s products in the market from time to time, the growth of the market, the complexities and economics of manufacture of a competitive product and regulatory approval requirements of generic drug laws. In the event that competition develops from generic products, this competition could have a material adverse effect on its business, financial condition and operating results.

The pharmaceutical industry is highly competitive and is subject to rapid and significant technological change, which could render technologies and products obsolete or uncompetitive.

Amalco’s products will face competition from new pharmaceutical and biotech products that treat some of the same diseases and conditions as Amalco’s products. Many of Amalco’s competitors have greater financial resources and selling and marketing capabilities. Amalco will face further competition from drug development companies that focus their efforts on developing and marketing products that are similar in nature to its products, but that in some instances offer improvements over Amalco’s products, such as less frequent dosing, more pleasant taste, new dosage formats and other novel approaches to improve existing products. Amalco’s competitors may succeed in developing technologies and products that are more effective or less expensive to use than any that Amalco may license or acquire. These developments could render Amalco’s products obsolete or uncompetitive, which would have a material adverse effect on Amalco’s business, financial condition and operating results.

Uncertainty can arise regarding the applicability of Amalco’s proprietary information.

Amalco will rely on trade secrets, know-how and other proprietary information as well as requiring employees, suppliers and other third-party service providers to sign confidentiality agreements. However, these confidentiality agreements may be breached, and Amalco may not have adequate remedies for such breaches. Others may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology. Third parties may otherwise gain access to Amalco’s proprietary information and adopt it in a competitive manner. If a third party obtains Amalco’s proprietary information and adopts it in a competitive manner, it may have a material effect on Amalco’s business, financial condition and operating results.

The publication of negative results of studies or clinical trials may adversely impact Amalco’s products.

From time-to-time, studies or clinical trials on various aspects of pharmaceutical products are conducted by academics or others, including government agencies. The results of these studies or trials, when published, may have a dramatic effect on the market for the pharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials related to Amalco’s products or the therapeutic areas in which Amalco’s products compete could adversely affect Amalco’s sales, the prescription trends for Amalco’s products and the reputation of Amalco’s products. In the event of the publication of negative results of studies or clinical trials related to Amalco’s products or the therapeutic areas in which Amalco’s products compete, Amalco’s business, financial condition, and operating results could be materially adversely affected.

Amalco will face competition for future acquisitions of legacy products.

Amalco’s growth strategy will be partially predicated on its ability to acquire additional legacy products at prices that are accretive to cash flow. Amalco will compete to acquire legacy products with other participants in the pharmaceutical industry. In particular, many companies have adopted business strategies that entail acquiring legacy products with a view to increasing sales through focused marketing efforts and some of these companies may have greater resources than Amalco. In addition, although Merus and Envoy are currently unaware of any other entities that are focused on acquiring legacy products primarily for the purpose of generating a stream of stable revenues and cash flow, there can be no assurances that other entities will not adopt this strategy in the future. If Amalco is unable to acquire additional legacy products at prices that are accretive to cash flow, Amalco’s ability to expand its business and to increase or maintain distributions may be adversely affected.

Amalco must successfully integrate any products that it has acquired or will acquire in the future.

Amalco will pursue additional products that could complement or expand its business. However, there can be no assurance that Amalco will be able to identify appropriate acquisition candidates in the future. If an acquisition candidate is identified, there can be no assurance that Amalco will be able to successfully negotiate the terms of any such acquisition, finance such acquisition or integrate such acquired product or business into its existing products and business. Furthermore, the negotiation of potential acquisitions and integration of acquired product lines could divert management’s time and resources, and require significant resources to consummate. If Amalco consummate one or more significant acquisitions through the issuance of shares, Amalco’s shareholders could suffer significant dilution of their ownership interests.

Amalco will depend on key managerial personnel for its success.

Amalco will be highly dependent upon qualified managerial personnel. Its anticipated growth will require additional expertise and the addition of new qualified personnel. There is intense competition for qualified personnel in the pharmaceutical field. Therefore, Amalco may not be able to attract and retain the qualified personnel necessary for the development of its business. The loss of the services of existing personnel, as well as the failure to recruit additional key managerial personnel in a timely manner, would harm its business development programs, and its ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees and generate revenues. Amalco will not maintain key person life insurance on any of its employees.

Increases in sales may attract generic competition.

Amalco expects its initial portfolio to continue to enjoy market exclusivity due to a number of factors, including economic barriers to competition. If sales of its initial portfolio were to increase substantially, competitors may be more likely to develop generic formulations that compete directly with Amalco’s products. Increased generic competition would have a material adverse effect on its business and financial results.

Amalco’s business will be subject to limitations imposed by government regulations.

In both, domestic and foreign markets, the formulation, manufacturing, packaging, labelling, handling, distribution, importation, exportation, licensing, sale and storage of its products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints which are beyond Amalco’s control. Such laws, regulations and other constraints may exist at all levels of government. There can be no assurance that Amalco will be in compliance with all of these laws, regulations and other constraints. Failure to comply with these laws, regulations and other constraints or new laws, regulations or constraints could lead to the imposition of significant penalties or claims and could negatively impact Amalco’s business. In addition, the adoption of new laws, regulations or other constraints or changes in the interpretations of such requirements may result in significant compliance costs or lead Amalco to discontinue product sales and may have an adverse effect on the marketing of Amalco’s products, resulting in significant loss of sales.

In the United States, the FDA perceives any written or verbal statement used to promote or sell a product that associates an unapproved nutrient with a disease (whether written by Amalco’s, the content of a testimonial endorsement or contained within a scientific publication) to be evidence of intent to sell an unapproved new drug. If any such evidence is found with respect to Amalco’s products, the FDA may take adverse action against Amalco, ranging from a warning letter necessitating cessation of use of the statement to injunctions against product sale, seizures of products promoted with the statements, and civil and criminal prosecution of Amalco’s executives. Such actions could have a detrimental effect on sales.

Amalco may be subject to product liability claims, which can be expensive, difficult to defend and may result in large judgments or settlements.

The administration of drugs to humans, whether in clinical trials or after marketing clearance is obtained, can result in product liability claims. Product liability claims can be expensive, difficult to defend and may result in large judgments or settlements against Amalco. In addition, third party collaborators and licensees may not protect Amalco from product liability claims.

Amalco will maintain product liability insurance in connection with the marketing of its products. Amalco may not be able to obtain or maintain adequate protection against potential liabilities arising from product sales. If Amalco is unable to obtain sufficient levels of insurance at acceptable cost or otherwise protect against potential product liability claims Amalco will be exposed to product liability claims. A successful product liability claim in excess of its insurance coverage could harm its financial condition, results of operations and prevent or interfere with its product commercialization efforts. In addition, any successful claim may prevent Amalco from obtaining adequate product liability insurance in the future on commercially desirable terms. Even if a claim is not successful, defending such a claim may be time-consuming and expensive.

Amalco may be subject to the risks of foreign exchange rate fluctuation.

Amalco will be exposed to fluctuations of the Canadian dollar against certain other currencies because it publishes its financial statements in Canadian dollars, while a minor portion of its assets, liabilities, revenues and costs are or will be denominated in other currencies, such as the euro and the U.S. dollar. Exchange rates for currencies of the countries in which Amalco operates may fluctuate in relation to the Canadian dollar, and such fluctuations, especially as between the Canadian dollar and the euro, may have a material adverse effect on its earnings or assets when translating foreign currency into Canadian dollars. In general, Amalco does not execute hedging transactions to reduce its exposure to foreign currency exchange rate risks. Accordingly, Amalco may experience economic loss and a negative impact on earnings solely as a result of foreign exchange rate fluctuations, which include foreign currency devaluations against the Canadian dollar. Amalco does not typically carry currency convertibility risk insurance.

Market rate fluctuations could adversely affect Amalco’s results of operations.

Amalco will be subject to market risk through the risk of loss of value in Amalco’s portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. Amalco will be required to mark to market its held-for-trading investments at the end of each reporting period. This process could result in significant write-downs of Amalco’s investments over one or more reporting periods, particularly during periods of overall market instability, which would have a significant unfavourable effect on Amalco’s financial position.

Amalco may be unsuccessful in evaluating material risks involved in completed and future investments.

Amalco will regularly review investment opportunities and as part of the review, conduct business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite Amalco’s efforts, it may be unsuccessful in ascertaining or evaluating all such risks. As a result, it might not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment. If Amalco fails to realize the expected benefits from one or more investments, or does not identify all of the risks associated with a particular investment, Amalco’s business, results of operations and financial condition could be adversely affected.

Amalco may be subject to certain regulations that could restrict Amalco’s activities.

From time to time, governments, government agencies and industry self- regulatory bodies in Canada, the United States, the European Union and other countries in which Amalco will operate have adopted statutes, regulations and rulings that directly or indirectly affect the activities of Amalco and its future clients.

Amalco may be subject to further government regulations which would adversely affect its operations.

Upon completion of the Arrangement, Amalco will be subject to the reporting requirements of the 1934 Act. Amalco may also be subject to other legislation in the United States, including the Investment Company Act of 1940, as amended (the “Investment Company Act”). If Amalco engages in transactions which result in the holdings of passive investment interests in a number of entities, it could be subject to regulations under the Investment Company Act. If so, it would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Amalco, Merus and Envoy have not received any formal determination from the SEC as to their status under the Investment Company Act and, consequently, an adverse determination could subject Amalco to material adverse consequences. Further, Amalco may be liable for any previous violation of the Investment Company Act by either Merus or Envoy, which could subject Amalco to material adverse consequences.

PRO FORMA INFORMATION CONCERNING AMALCO

Details of the Private Placement

It is a condition of the proposed Arrangement that Envoy will complete the Private Placement. The Private Placement is the sale of up to 4,500,000 Envoy Units at a minimum price of $2.00. Each Envoy Unit will consist of one Envoy Share and one half of one Envoy Warrant. Each Envoy Warrant entitles the holder to purchase one additional Envoy Share at an exercise price of no less than $3.00 per Envoy Share and is required to be exercised if the closing price of the Envoy Shares or Amalco Shares on the TSX is at or above $4.00 for thirty consecutive days.

The closing of the Private Placement will occur immediately before the closing of the Arrangement. It is anticipated that the Private Placement will result in gross proceeds of $9 million to Amalco. It is anticipated that the proceeds from the Private Placement will be used for Amalco’s general working capital and to implement Amalco’s business plan by providing fund for the expansion of Merus’ marketing initiatives and for strategic acquisitions.

Selected Pro Forma Financial Information for Amalco

Certain selected pro forma consolidated financial information is set forth in the following table. Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of Amalco after giving effect to the Arrangement included in Appendix G to this Information Circular. Adjustments have been made to prepare the unaudited pro forma consolidated financial statements of Amalco, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of: (i) the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements; or (ii) the results expected in future periods.

As at September 30, 2011 (unaudited)
Cash	$2,841,719
Intangibles	$19,810,393
Current assets	$10,448,764
Total assets	$48,917,562
Current liabilities	$1,059,881
Total liabilities	$2,785,259
Shareholders’ Equity	$46,132,303

12 months ended September 30, 2011 (unaudited)
Revenues	$5,758,445
Cost of sales	$396,475
Gross profit	$5,361,970
Expenses
General and administrative	$808,513
Share-based compensation	$41,142
Management fees	$82,500
Salaries and benefits	$980,958
Professional fees	$448,520
Amortization	$555,436
Foreign Exchange Loss	$1,004,260
Other Expenses	$108,602
Net income before income taxes, minority interest and discontinued operations	$616,527
Net loss and comprehensive loss	$938,129
Weighted average number of Amalco Shares, basic	25,163,500
Weighted average number of Amalco Shares, diluted	25,163,500

Selected Operational Information for Amalco

On completion of the Arrangement, Amalco’s head office will be in Vancouver, British Columbia, Canada. Amalco will continue the business of Merus going forward. See “Information Concerning Merus — Description of Business”.

Dividends

It is currently anticipated that Amalco will not pay any dividends. Amalco anticipates retaining its future earnings, if any, to finance further research and business expansion. As a result, the return on an investment in Amalco Shares will depend upon any future appreciation in value. There can be no assurance that the Amalco Shares will appreciate or even maintain the price at which shareholders purchased their shares.

Directors and Officers of Amalco Upon Completion of the Arrangement

The following table sets forth the name and proposed office for each of the proposed directors and officers of Amalco following completion of the Arrangement, together with their current position with Merus or Envoy, as applicable, and the number of Merus Shares and Envoy Shares beneficially owned, or over which control or direction is exercised, by such persons as of November 10, 2011. The directors of Amalco will hold office until the next annual general meeting of Amalco shareholders or until their respective successors have been duly elected or appointed.

Name	Proposed Office	Current Office	Number of Merus Shares/Envoy Shares Beneficially Owned
Ahmad Doroudian	President, Chief Executive Officer and Director	Merus – President, Chief Executive Officer and Director	Merus - 6,500,000 Envoy - nil
Andrew Patient	Chief Financial Officer	Envoy – Chief Financial Officer	Merus - nil Envoy – 32,000
Moira Ong	Vice President, Finance	Merus - Chief Financial Officer	Merus - nil Envoy - nil
Ali Moghaddam	Vice President Business Development & Commercial Operations	Merus - Vice President Business Development & Commercial Operations, and Director	Merus – 600,000 Envoy - nil
David Guebert (1)(2)(3)	Director	Envoy - Director	Merus – 250,000 Envoy – 40,000
Robert Pollock	Director	Envoy – Director	Merus – 3,709,000 Envoy – 1,200,000
Joseph Rus(1)(2)(3)	Director	Envoy – Director	Merus - nil Envoy – nil
Timothy Sorensen (1)(2)(3)	Director	Envoy – Director	Merus – 1,000,000 Envoy – 325,000

(1)	Proposed Member of the Audit Committee of Amalco.
(2)	Proposed Member of the Compensation Committee of Amalco.
(3)	Proposed Member of the Corporate Governance Committee of Amalco.

After giving effect to the Arrangement and based on the assumptions set forth above, the number of Amalco Shares beneficially owned, directly or indirectly, or over which control or direction will be exercised, by the proposed directors and officers of Amalco and their associates, not including Amalco Options or Amalco Warrants, will be an aggregate of approximately 4,611,750 Amalco Shares (approximately 23% of the estimated issued and outstanding Amalco Shares following completion of the Arrangement).

Amalco’s Audit Committee, Compensation Committee, and Corporate Governance Committee will adopt the applicable charter of Envoy’s Audit Committee, Compensation Committee, and Corporate Governance Committee.

Additional Information Regarding the Directors Following the Arrangement

Ahmad Doroudian — Proposed President, Chief Executive Officer, and Director

Dr. Doroudian was appointed as the President, Chief Executive Officer and director of Merus on March 15, 2010. Since May 2009, Dr. Doroudian has been the President, Chief Executive Officer and a director of Merus’ subsidiary, Merus Labs Inc. He is also a director of Neurokine Pharmaceuticals Inc., a private pharmaceutical company that develops new uses for existing drugs, since April of 2007. He was the Chief Executive Officer of Neurokine Pharmaceuticals Inc. from May 2009 to September 2011. He was the President of Rayan Pharma Inc., an exporter of pharmaceuticals to Eastern Europe, from March 2003 to April 2007. From November 2003 to March 2004, Dr. Doroudian was the Vice Chairman of the board of PanGeo Pharma Inc., a TSX listed company (now PendoPharm, a division of Pharmascience Inc.) and he served as Chief Executive Officer, Chairman and Director of PanGeo from April 1996 to November 2003. Dr. Doroudian has been involved with early stage financing and management of private and publicly listed companies since 1996. Dr. Doroudian holds a Bachelors Degree in Biochemistry and a Masters Degree and Ph.D. in Biopharmaceutics from the University of British Columbia. Dr. Doroudian is 49 years old and is a Canadian citizen resident in Vancouver, British Columbia.

Andrew Patient — Proposed Chief Financial Officer

Mr. Patient joined Envoy in 2001, initially serving as controller at Envoy’s former wholly-owned subsidiary, Watt International Inc. In February 2006, Mr. Patient moved to the corporate head office in the role of Director of Finance, responsible for all aspects of Envoy’s financial reporting. Prior to joining Envoy, Mr. Patient spent six years at BDO Dunwoody LLP in Canada and five years in financial roles at start-up internet technology companies in San Diego, CA. Mr. Patient was appointed President and Chief Executive Officer of Envoy on December 22, 2009. Mr. Patient ceased to serve as President and Chief Executive Officer of Envoy on February 10, 2011 and has since served as Envoy’s Chief Financial Officer. Mr. Patient holds a Bachelor of Accounting degree from Brock University and served as President, Chief Executive Office, Chief Financial Officer and director of Sereno Capital Corp., a capital pool corporation listed on the TSX Venture Exchange from 2008 to 2011.

Moira Ong — Proposed Vice President, Finance

Ms. Ong was appointed as Merus’ Chief Financial Officer on March 30, 2010. Ms. Ong has more than 10 years experience in public accounting and audit reporting. From 2005 until 2010, Ms. Ong was the senior manager at Grant Thornton LLP in charge of completion of financial statements for Canadian publicly listed companies in addition to serving as financial consultant for Strategic Income Security Services from 2003 to 2005. Ms. Ong was an audit manager in the Banking and Securities group at Deloitte & Touche LLP in New York from 2000 to 2003 and served as the senior accountant for Grant Thornton LLP from 1996 to 2000. Ms. Ong obtained her CA designation in 1999 and her CFA designation in 2003.

Ali Moghaddam — Proposed Vice President Business Development & Commercial Operations

Mr. Moghaddam was appointed as Vice President of Merus on March 1, 2011, he was appointed Merus’ director on March 15, 2010. Since May 21 2009 he has been a director of Merus Labs. Mr. Moghaddam was a general manager of Corporation Bioheel Inc. (Canada)/Nuvovie Inc. (U.S.A.), a North American specialty healthcare company focused on health and nutrition, which he joined in 2008. He was the President, Chief Executive Officer and founder of Arura Pharma Inc., an integrated specialty healthcare company from 2005 to January 2008. Mr. Moghaddam acted as the President and Chief Executive Officer of Chaichem Pharmaceutical Inc., focusing on commercialization of the company’s products in the area of Oncology API, from 2002 to 2004. Before being appointed to these positions, he acted as a senior director of corporate business development of E-Z-EM Inc., a major manufacturer of contrast agents for gastrointestinal radiology, subsequently acquired by Bracco Diagnostics, Inc. Mr. Moghaddam holds a Bachelor of Commerce with Major in Finance & Marketing from Concordia University. He also has a CMA designation of McGill University.

Robert S. Pollock — Proposed Director

Mr. Pollock is Director, President and Chief Executive Officer of Primary Corp. (TSX: PYC), a natural resources lending company, and Director and Chief Executive Officer of Primary Capital Inc., an exempt market dealer. He served as Senior Vice President of Quest Capital Corp. from September 2003 to October 2006. He was formerly Vice President – Investment Banking at Dundee Securities Corporation and has 15 years of experience in the Canadian capital markets with specific experience in merchant banking, institutional sales and investment banking. Mr. Pollock holds an MBA from St. Mary’s University (1993) and a BA from Queen’s University (1991).

Mr. Pollock’s principal occupations during the five preceding years are as follows: since February 10, 2011, he has been the Chief Executive Officer and a Director of Envoy. Since August 2008, he has been the Director and Chief Executive Officer of Primary Corp. and since July 2008 he has been Director and Chief Executive Officer of Primary Capital Inc. From September 2003 to October 2006 he served as Senior Vice President of Quest Capital Corp.

David D. Guebert — Proposed Director

Mr. Guebert is a chartered accountant and certified public accountant with over 30 years of experience in finance and accounting, 20 of which were served as chief financial officer of public and private companies in the resource and technology sectors. He is currently the Chief Financial Officer of Primary Corp., a merchant banking company. He is also is the Chief Financial Officer of Cell-Loc Location Technologies Inc., a wireless location technology company. Mr. Guebert holds a B.Comm. from the University of Saskatchewan (1979).

Mr. Guebert’s principal occupations during the five preceding years are as follows: Since 2007 he has been Chief Financial Officer of Primary Corp. and since 2004 has been Chief Financial Officer of Cell-Loc Location Technologies Inc. Since 2010 he has also been a director of Advitech Inc., a biotech company.

Timothy G. Sorensen — Proposed Director

Mr. Sorensen is a Director and the President of Primary Capital Inc., an exempt market dealer. He recently joined Primary Capital from Macquarie Capital Markets Canada where he served as Divisional 7 Director Head of Institutional Sales. Mr. Sorensen has over 14 years of capital markets experience in institutional sales and equity analysis. He has a CFA designation and holds an MBA (1996) and B.Comm (1995) both from the University of Windsor.

Mr. Sorensen’s principal occupation during the five preceding years is as follows: he has been President of Primary Capital Inc. since November 2010. From January 2008 until September 2010, he was the Divisional Director Head of Institutional Sales of Macquarie Capital Markets Canada and prior to that, he was an institutional sales person from 2004 to 2008 with Orion Financial Inc., which became Macquarie Group in 2007.

Joseph Rus — Proposed Director

Mr. Joseph Rus was appointed Director of Envoy on October 31, 2011. Prior to his appointment, Mr. Rus joined Shire Pharmaceuticals in 1999, following 25 years of experience with two major Pharmaceutical Companies (Warner Lambert & Hoffmann-la Roche) in both Canadian and Global assignments. In 2002, Mr. Rus returned to the U.K. as head of Shire’s International Operations (all countries except the USA). Since that time Mr. Rus also served on Shire’s Executive Committee as well as the Portfolio Review Committee. In 2006, Mr. Rus was charged with the responsibility of establishing affiliates in the increasingly important emerging markets, and by 2009 affiliates were open in Brazil, Mexico, Argentina, Russia, Australia and Japan.

Mr. Rus is a Canadian citizen who received his education in Romania and is a graduate of the Executive Marketing Program at the University of Western Ontario in London, Ontario, as well as the International Program at the Institute of Management and Development of the University of Lausanne in Switzerland.

Stock Option Plan

Amalco will adopt Envoy’s stock option plan (the “Plan”) as its stock option plan. The following summary of the Plan is intended to be a brief description of the Plan and is qualified in its entirety by the full text of the Plan which is attached as Schedule A to Envoy’s information circular filed on SEDAR on March 11, 2011. The purpose of the Plan is intended to: (i) provide an incentive to Eligible Persons (as defined in the Plan) to further the development, growth and profitability of Amalco; (ii) contribute in providing such Eligible Persons with a total compensation and rewards package; (iii) assist Amalco in retaining and attracting employees and consultants with experience and ability; and (iv) encourage share ownership and provide Eligible Persons with proprietary interests in, and a greater concern for, the welfare of, and an incentive to continued service with, Amalco.

The Plan will be administered by the board of directors of Amalco or the Compensation Committee, which has full and final authority with respect to granting of all options thereunder subject to the requirements of the TSX and other requirements of law.

The Plan authorizes the Amalco Board or the Compensation Committee, as applicable, to grant options to purchase Amalco Shares on the following terms and conditions:

  the aggregate number of Amalco Shares which may be issued pursuant to options granted under the Plan will not exceed that number which is equal to ten percent of the issued and outstanding Amalco Shares from time to time;

  any increase in the issued and outstanding Amalco Shares will result in an increase in the available number of Amalco Shares issuable under the Plan, and any exercises of options will make new grants available under the Plan effectively resulting in a re-loading of the number of options available to grant under the Plan;

  no single participant in the Plan and his, her or its associates may be granted options which could result in the issuance of Amalco Shares exceeding five percent of the issued and outstanding Common Shares, within a one year period, to such participant and his, her or its associates, in the aggregate;

  the number of Amalco Shares issuable to any single participant in the Plan pursuant to options, shall not exceed five percent of the issued and outstanding Amalco Shares;

  the number of Amalco Shares issuable to Insiders, at any time, under all share compensation arrangements, shall not exceed ten percent of the issued and outstanding Amalco Shares;

  the exercise price of an option shall not be less than the closing price on the day prior to the date of grant of the option;

  options granted under the Plan will be granted for a term not to exceed ten years from the date of grant;

  in the event of the termination of a participant’s employment with Amalco for cause or as a result of the participant’s voluntary resignation prior to normal retirement, such participant’s options will terminate three months from the date of such termination, and in the event of the retirement, death, physical or mental disability or termination (other than for cause) by Amalco, the participant’s options will terminate 12 months from the date employment by Amalco ceased, provided in each case that no options will be extended past their term except as provided below;

  the Amalco Board or Compensation Committee is entitled to extend the time during which a participant may exercise their options at its discretion provided that such extension does not extend past the maximum ten year term;

  during a participant’s lifetime, an option may not be assigned or transferred except to a participant’s trust; and

  the following amendments to the Plan will require Shareholder approval: (i) amendments to the maximum number of Amalco Shares that may be issued as a result of the grant of options pursuant to the Plan; (ii) amendments to the maximum number of options that may be granted to Insiders; (iii) amendments to extend the term of options granted to Insiders; (iv) amendments to reduce the exercise price of options granted to Insiders; (v) amendments to the manner in which the exercise price of options is determined; and (vi) amendments to the amending provisions of the Plan.

Auditors

The auditors of Amalco are anticipated to be Saturna Group. The board of directors of Amalco may determine to appoint a different auditor following the Effective Date.

Description of Securities

Common Shares

Each Amalco Share shall entitle the holder thereof to one vote per Amalco Share in all shareholder meetings of Amalco. The holders of Amalco Shares are entitled to dividends that are set and declared by the Board of Directors. In the event of the liquidation, dissolution or winding up of Amalco, whether voluntary or involuntary, the Amalco Shareholders shall be entitled to share in the remaining property of Amalco, subject to the order of priority set out in the share capital of Amalco.

Preferred Shares

The holders of preferred shares of Amalco (the “Amalco Preferred Shares”) shall be entitled, on the liquidation or dissolution of Merus, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Merus Shares or any other shares of Merus ranking junior to the Amalco Preferred Shares with respect to the repayment of capital on the liquidation or dissolution of Amalco, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Amalco Preferred Share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, and all declared and unpaid noncumulative dividends thereon. After payment to the holders of the Amalco Preferred Shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of Merus, except as specifically provided in the special rights and restrictions attached to any particular series. All assets remaining after payment to the holders of Amalco Preferred Shares as aforesaid shall be distributed rateably among the holders of the Amalco Shares.

Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the Amalco Preferred Shares by the directors, holders of Amalco Preferred Shares shall not be entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of Amalco.

Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of Amalco as at September 30, 2011 on a pro forma basis after giving effect to the completion of the Arrangement. For detailed information on the total debt and share capitalization of Merus and Envoy as at September 30, 2011, see Envoy’s unaudited interim financial statements for the nine month period ended June 30, 2011, which is incorporated by reference into this Information Circular; Amalco’s unaudited pro forma consolidated financial statements, attached hereto as Appendix G; and the audited financial statements for the twelve month period ended September 30, 2011, attached hereto as Appendix H.

Description	Pro Forma as at September 30, 2011, after giving effect to the Arrangement
Short-term debt	$157,500
Long-term debt	$342,500
Shareholders’ Equity(1)
Contributed surplus	$29,781,172
Share capital	$41,564,482
Retained earnings	($25,213,351)
Total shareholders’ equity	$46,132,303

(1)

Following completion of the Arrangement, the authorized capital of Amalco will consist of an unlimited number of Amalco Shares and an unlimited number of preferred shares issuable in series designated as “Preferred Shares”.

Principal Holders of Amalco Shares

After giving effect to the Arrangement, to the knowledge of the directors and officers of Merus and Envoy, no person will own, directly or indirectly, or exercise control or direction over Amalco Shares carrying more than 10% of the votes attached to all of the issued and outstanding Amalco Shares.

INFORMATION CONCERNING MERUS

Summary

The following is a summary of information concerning Merus and should be read together with the more detailed information and financial data and statements contained elsewhere in this Information Circular.

The Company

Merus Labs International Inc. was incorporated under the laws of the Province of British Columbia on November 2, 2009 as a numbered company, 0865346 B.C. Ltd. On January 22, 2010, Merus changed its name to Merus Labs International Inc. in connection with a plan of arrangement with Range Gold Corp. (“Range Gold”). Please see the discussion under the heading “Corporate Structure — Arrangement”.

Merus is focused on the acquisition and licensing of prescription pharmaceutical products in the mature stage of the product life cycle. Legacy products are those products that are no longer promoted, most likely generecised (i.e. the trademark has becomes generic), considered time-trusted medicines with known risk profiles and are at the steady state cash flow stage of their life cycle.

In September 2010, Merus entered into a definitive agreement with Innocoll Pharmaceuticals Limited (“Innocoll”) to license in, on an exclusive basis, 3 advanced wound care products for the Canadian market. Innocoll agreed to grant to Merus a right of first refusal for all current pipeline advanced wound care products for the Canadian market.

On July 5, 2010, Merus Labs entered into an agreement with Methapharm Inc. (“Methapharm”) for the licensing, registration, and distribution of specific pharmaceutical products and medical devices in Canada, on an exclusive basis. The deal includes a portfolio of advanced wound care products including Hydrogel, ulcer wound, and composite multi-layered dressings, as well as, anti-microbial silver Hydrogel dressings. The portfolio also includes anti-fungal creams.

On May 13, 2011, Merus Labs acquired all right, title and interest in and to the pharmaceutical product Vancocin® (vancomycin hydrochloride) capsules (“Vancocin®”), including the right to manufacture, market and sell Vancocin® in Canada, from Iroko International LP, a subsidiary of Iroko Pharmaceuticals, LLC. Merus Lab acquired Vancocin® for total consideration in line with an acquisition of a pharmaceutical brand, which is typically divested at a price ranging from a multiple of 2.5 to 3.5 times the net annual sales of the product.

Vancocin® capsules are indicated for the treatment of:

  Enterocolitis—caused by Staphylococcus aureus (including methicillin-resistant strains); and

  Antibiotic-associated pseudomembranous colitis—caused by Clostridium difficile.

Merus plan to aggressively increase its existing portfolio as well as expand its portfolio through other acquisitions.

Please see the discussion under the headings “Description of Business, respectively for additional information on Merus.

Working Capital

As at August 31, 2011, Merus had a working deficit of $16,856,529. Accordingly, management of Merus believes that Merus requires additional funds to execute its business plan for the next 12 months following the date of this Information Circular.

Please see the discussion in Merus’ management’s discussion and analysis for the fiscal year ended May 31, 2011 and for the interim period ended August 31, 2011, which is filed on SEDAR and is incorporated by reference.

Summary Financial Information

The following table sets forth selected financial information with respect to the operations of Merus, which information has been derived from the financial statements of Merus and should be read in conjunction with “Selected Consolidated Financial Information and Management’s Discussion and Analysis” and the audited and financial statements of Merus and related notes that are incorporated by reference in or attached to this Information Circular. As a result of the Arrangement, the former shareholders of Merus Labs owned shares equal to approximately 97.3% of the subsequently outstanding common shares of Merus, resulting in the former shareholders of Merus controlling Merus. As a result, the Arrangement was accounted for as a reverse takeover transaction for accounting purpose, as Merus Labs was deemed to be the acquirer, and these consolidated financial statements are a continuation of the financial statements of Merus Lab.

Financial information from the consolidated balance sheets

	As at September 30, 2011 (audited)	As at August 31, 2011 (unaudited)	As at May 31, 2011 (audited)	As at May 31, 2010 (audited)	As at May 31, 2009 (audited)
Cash	$347,721	$264,412	$74,995	$101,313	$24,992
Intangibles	$19,810,393	$19,925,196	$20,269,606	nil	nil
Total assets	$22,003,400	$21,973,270	$21,394,027	$102,475	$24,992
Current liabilities	$18,316,171	$18,904,603	$19,220,277	$21,152	$7,875
Deficit	$2,137,805	$1,373,489	$1,862,010	$433,950	$200,383

Financial information from the consolidated statements of operations

	12 months ended September 30, 2011	Year ended May 31, 2011	Year ended May 31, 2010	For the period from May 19, 2009(1) to May 31, 2009
Sales	$3,477,380	$505,074	nil	nil
Cost of sales	$396,475	$72,510	nil	nil
Gross profit	$3,080,905	$432,564	nil	nil
Expenses
General and administrative	$265,172	$102,960	$42,326	$8
Share-based compensation	$41,142	$136,982	$2,615	$200,375
Management fees	$82,500	$94,600	$66,500	nil
Professional fees	$148,520	$85,298	$108,203	nil
Amortization	$539,589	$80,376	nil	nil
Foreign Exchange Loss (Gain)	$1,004,260	($6,601)	nil	nil
Other Expenses	$195,252	$69,620	$13,071	nil
Net income (loss) before other income (expenses)	$804,470	($130,671)	($232,715)	($200,383)
Net loss and comprehensive loss	$1,561,674	$1,428,060	$232,715	$200,383
Net loss per Merus Share	$0.07	$0.07	$0.02	$0.20
Weighted average number of Merus Shares	22,281,000	16,457,000	12,969,000	1,000,000

(1)	Merus Labs was incorporated on May 19, 2009.

	Three months ended August 31, 2011 (unaudited)	Three months ended August 31, 2010 (unaudited)
Sales	$2,246,899	nil
Cost of sales	$238,450	nil
Gross profit	$2,088,449	nil
Expenses
General and administrative	$201,908	$20,135
Share-based compensation	$39,816	$136,982
Management fees	$10,000	$14,944
Professional fees	$58,473	$27,315
Amortization	$344,410	nil
Foreign Exchange Loss	$131,688	nil
Other Expenses	$24,843	$9,513
Net income/(loss) before other income (expenses)	$1,197,311	($208,889)
Net income/(loss)and comprehensive income/(loss)	$488,521	($208,889)
Net earnings/(loss) per Merus Share	$0.02	($0.02)
Weighted average number of Merus Shares	30,841,000	13,458,000

Funds Available

As at September 30, 2011, the total funds available to Merus are approximately $347,721. Merus’ available funds will be used to execute Merus’ business plan as described under section “Description of the Business”. The principal use of available funds will be to fund Merus’ working capital.

Information Incorporated by Reference

Incorporated by reference into this Information Circular are:

(a)	the audited financial statements and management discussion and analysis of Merus as at and for the periods ended May 31, 2009, May 31, 2010 and May 31, 2011, as restated; and

(b)	the unaudited interim financial statements and management discussion and analysis of Merus as at and for the periods ended August 31, 2010 and August 31, 2011, as restated.

The financial statements and management discussion and analysis of Merus are available for review on the SEDAR website located at www.sedar.com.

Corporate Structure

Name and Incorporation

Merus Labs International Inc. was incorporated under the laws of the Province of British Columbia on November 2, 2009 as a numbered company, 0865346 B.C. Ltd.

Prior Arrangement

On January 22, 2010, Merus entered into an arrangement agreement (the “Prior Arrangement Agreement”) and plan of arrangement (the “Prior Plan of Arrangement”) with Range Gold Corp. (“Range Gold”) and Merus Labs Inc. (“Merus Labs”), for the purpose of effecting an arrangement (the “Prior Arrangement”) under the provisions of the BCBCA. Range Gold was a public company organized under the BCBCA trading on the CNSX. Before the Arrangement, Merus was a wholly-owned subsidiary of Range Gold.

Pursuant to the Prior Arrangement Agreement and Prior Plan of Arrangement, at the Effective Time:

  Range Gold purchased 349,713 Merus Shares at an aggregate price of $1.00;

  Range Gold distributed to Range Gold shareholders one Merus Shares for every 50 common shares of Range Gold held by the Range Gold shareholder;

  Range Gold issued to Merus 10,000 Range Gold preferred shares (the “Range Gold Preferred Shares”) having the same rights and restrictions as set out in the articles of incorporation of Range Gold in exchange for $100 and one Merus Share;

  Shareholders of Merus Labs transferred all outstanding common shares of Merus Labs held by them to Merus in exchange for Merus Shares on a one-for-one basis;

  Merus issued to Range Gold warrants to purchase up to 5,000,000 Merus Shares at a price of $0.10 per Merus Share exercisable for a period of six months following the Effective Time of the Arrangement; and

  Range Gold repurchased from Merus the Range Gold Preferred Shares in exchange for $100.

As a result of the Prior Arrangement, Merus Labs shareholders owned 97.3% of the issued and outstanding Merus Shares, Range Gold shareholders owned 2.7% of Merus (2.7%) and Merus became a reporting issuer in the Provinces of British Columbia, Alberta and Saskatchewan. Merus is the continuing issuer under the Prior Arrangement. Merus Labs is now a wholly owned subsidiary of Merus. The Prior Arrangement completed on March 25, 2010.

The Prior Arrangement was approved by the Supreme Court of British Columbia in its Final Order granted on February 18, 2010 and was completed on March 25, 2010.

The Merus Shares were listed for trading on the CNSX on September 16, 2010.

Place of Business

The head office and principal place of business of Merus are located at Suite 2007, 1177 West Hastings Street, Vancouver, BC, V6E 2K3 and a website address at http://www.meruslabs.com.

Intercorporate Relationship

Merus has one wholly-owned subsidiary: Merus Labs Inc., a corporation governed by the laws of British Columbia, Canada.

Description of the Business

Executive Summary

Type of Business

Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of legacy-branded prescription and over-the-counter pharmaceutical products and medical devices.

Product Portfolio

Merus’ current two main franchises are advanced wound care and anti-infective. Within the anti-infective franchise, Merus markets and distributes the prescription drug Vancocin (Vancomycin). Wound care products include Collacare, Collexa, tulip dressing, foam dressings, repel dressing, and spot dressing amongst others.

Business Vision and Strategy

Acquisition

Merus plans to expand its revenues by (i) acquiring additional legacy products with a history of revenues and strong brand equity, and (ii) by licensing in ready-to-be-marketed novel hospital focused products, which have been approved in one major market or about to be approved in one major market.

Organic Growth

Merus plans to maintain and grow demand for, and revenues from, its products through a combination of targeted marketing activities and appropriate pricing strategies.

Merus anticipates that its marketing strategy will entail modest spending on a variety of targeted promotional activities such as targeted marketing programs and ‘gain share’ arrangements with other participants in the pharmaceutical industry. These activities will be aimed at increasing physician, pharmacy and consumer awareness of Merus’ products with a view to maintaining and strengthening product demand. Management believes that these activities may be effective in positively influencing demand for Merus’ products.

Manufacturing

Manufacturing and supply of Merus’ products will be provided by either the seller of the products or by third parties under long term contractual supply agreements. Supply agreements will be based on a fixed per-unit cost, with annual inflation adjustments. Products, packaging, and finished goods supply functions are outsourced. Merus expects to enter into supply agreements with vendors of the products for manufacturing of the products for Merus. However, Merus wants to maintain the flexibility to transfer the products to a manufacturer of its choice should it determine necessary.

Logistics

Merus will contract all of its logistical needs, including warehousing, distribution, customer service, invoicing and collections to ICS, a division of AmerisourceBergen. AmerisourceBergen is one of the largest pharmaceutical services companies in the United States, and services both pharmaceutical manufacturers and healthcare providers in the pharmaceutical supply channel.

Merus’ outsourcing agreement with ICS will provide for a cost of service that relates directly to the gross volume of product sales. Outsourcing of these functions is a common practice in the pharmaceutical industry with many small and medium sized organizations employing third party logistics providers for these functional areas. Management anticipates costs under this agreement will be approximately 2.8% of gross sales.

Regulatory Affairs and Medical Information

Merus has entered into a service agreement with Methapharm. Under this agreement Methapharm will provide all regulatory and back office services to Merus. In addition, Merus will utilize CanReg as its provider of regulatory affairs services, medical and drug information provision, and quality assurance services if required. These services include storage and maintenance of all regulatory dossiers, all routine and ad-hoc reporting and communications with the FDA, adverse drug reporting and the provision of medical information relating to the products to physicians and patients. Merus’ outsource agreement with CanReg and Methapharm will provide for a cost of service which is fixed for normal functions associated with the medical and regulatory maintenance of the products, with additional costs based on an hourly consulting rate for services as may be needed outside of normal maintenance. CanReg currently services a large number of Canadian, U.S., and European pharmaceutical and biotechnology companies in similar capacities.

In addition to providing regulatory, pharmacovigilance and medical information services, Methapharm and CanReg also provide expert market access strategies for the pharmaceutical, healthcare and biotech industries. These partners have access to senior consultants with extensive pharmaceutical regulatory consulting experience. CanReg is one of the largest regulatory affairs and market access consulting firms in North America.

Merus will also outsource to CanReg and Methapharm activities that typically involve written responses to questions from patients or healthcare providers regarding Merus’ products. CanReg and Methapharm will have a dedicated toll-free phone number and mailing address for these drug information requests.

Sales, Marketing and Promotion

Merus will support the marketing of its products through a small internal team of product management professionals, who will generate sales of products through the development and implementation of a variety of non-sales force driven programs primarily directed towards known high-prescribers of the products. Merus does not intend to use a direct sales force to sell its products.

In the future, Merus may utilize Contract Sales Organizations (“CSOs”) for products that it believes are promotionally sensitive. CSOs are commonly used by pharmaceutical companies of all sizes to sell products via a third party sales force that calls on physicians and pharmacists. All sales representatives and sales managers are employees of the CSO, and would be contracted for specific timeframes to promote Merus’ products. The cost of CSOs is limited to the number of contracted sales calls and therefore may be less costly than a dedicated sales force.

Merus may also engage a pharmaceutical advertising or public relations firm on a retainer or project basis to assist Merus in developing and executing various marketing programs or packaging changes for its products, or to generate awareness for Merus itself. Marketing programs will be initially limited to highly targeted promotional activities aimed at current product loyalists. These programs may include a number of tactical programs such as direct mail, peer-influence programs and the provision of patient starter samples.

Management Structure and Organization

Merus’ executive management team has an average of 15 years of pharmaceutical product acquisition and operational experience with broad based expertise in public company management, financial reporting, pharmaceutical operations, product development, new product launches and re-launches, and sales and marketing.

General Development of the Business

On March 25, 2010, Merus completed the Prior Arrangement, as described above the heading “The Prior Arrangement”. Pursuant to the Prior Arrangement, Merus became a reporting issuer in British Columbia, Alberta, and Saskatchewan.

On June 23, 2010, Merus Labs entered into a binding letter of intent with Methapharm for the licensing, registration, and distribution of specific pharmaceutical products and medical devices in Canada, on an exclusive basis.

On July 5, 2010, Merus Labs entered into a formal agreement with Methapharm for the licensing, registration, and distribution of specific pharmaceutical products and medical devices in Canada, on an exclusive basis. The deal includes a portfolio of advanced wound care products including Hydrogel, ulcer wound, and composite multilayered dressings, as well as, anti-microbial silver Hydrogel dressings. The portfolio also includes anti-fungal creams.

On September 16, 2010, the Merus Shares were listed for trading on the CNSX.

On September 17, 2010, Merus Labs entered into a definitive agreement with Innocoll Pharmaceuticals Limited (“Innocoll”) to license in, on an exclusive basis, 3 advanced wound care products for the Canadian market. Furthermore, Innocoll agrees to grant to Merus a right of first refusal for all current pipeline advanced wound care products for the Canadian Market.

On November 15, 2010, Merus closed the first tranche of a private placement. Merus sold 952,000 units at a price of $0.25 per unit (the “November 2010 Units”) for aggregate proceeds of CAD$238,000. Each November 2010 Unit is comprised of one Merus Share and one Merus Share purchase warrant, which entitles the holder to purchase one additional Merus Share at an exercise price of $0.40 per Merus Share for a period of 18 months. A commission of 8% of the proceeds paid from certain subscribers was paid in cash to finders. In addition a commission of 8% of the units sold to certain subscribers was paid to finders in the form of commission warrants which are exercisable for 18 months with an exercise price of $0.40 per Merus Share.

On November 29, 2010, the Merus Shares were listed on the Berlin Stock Exchange under the symbol “MLA.BE”.

On March 23, 2011, Merus closed a non-brokered private placement with Powerone Capital Markets Limited. Merus raised a total of $2,095,000 by issuing 10,475,000 units (the “March 2011 Units”) at a price of $0.20 per March 2011 Unit under the offering. Each March 2011 Unit consists of one Merus Share and one Merus Share purchase warrant, which entitles the holder to purchase one additional Merus Share at an exercise price of $0.40 per Merus Share for a period of two years. Merus paid a finder’s fee equal to an 8% cash commission and 1,047,500 warrants, which entitle the holder to purchase one March 2011 Unit at a price of $0.20 per March 2011 Unit for a period of two years.

On May 13, 2011, Merus Labs acquired all right, title and interest in and to the pharmaceutical product Vancocin® (vancomycin hydrochloride) capsules (“Vancocin®”), including the right to manufacture, market and sell

Vancocin® in Canada, from Iroko. Merus Lab acquired Vancocin® for total consideration in line with an acquisition of a pharmaceutical brand, which is typically divested at a price ranging from a multiple of 2.5 to 3.5 times the net annual sales of the product.

Vancocin® capsules are indicated for the treatment of:

  Enterocolitis—caused by Staphylococcus aureus (including methicillin-resistant strains); and

  Antibiotic-associated pseudomembranous colitis—caused by Clostridium difficile.

On May 13, 2011, in connection with Merus’ acquisition of Vancocin®, Merus completed a private placement of units (the “May 2011 Units”) with Primary Capital Inc. and short term credit facility with Envoy Capital Group Inc. Merus sold 2,500,000 May 2011 Units at a price of $0.21 per May 2011 Unit for aggregate proceeds of CAD$525,000. Each May 2011 Unit is comprised of one Merus Share and one Merus Share purchase warrant, which entitles the holder to purchase an additional Merus Shares at an exercise price of $0.40 per Merus Share for a period of two years. Merus paid a finder’s fee equal to 250,000 warrants, which entitle the holder to purchase a May 2011 Unit at a price of 21 cents per May 2011 Unit for a period of two years.

Also on May 13, 2011, Merus completed a short term credit facility in an aggregate amount of $6.0 million at an interest rate of 12% per annum for a period of approximately six months. Merus granted to the lender as a bonus 3,000,000 May 2011 Units.

On May 26, 2011, Merus announced that Health Canada has approved its advanced wound care product Collacare®.

On July 5, 2011, Merus announced it has entered into a support services agreement (the “Methapharm Agreement”) with Methapharm. Under the terms of the Methapharm Agreement, Methapharm has agreed to provide Merus with $500,000 in working capital in consideration for:

(i) being appointed the exclusive provider of certain distribution services of Merus’ products in Canada; and

(ii) payment of certain fees based on net sales of Merus’ products, and service fees in line with market rates customary to such services.

The Methapharm Agreement is for a term of five years with automatic renewal terms of two years until terminated.

Description of the Business

Merus operates a specialty pharmaceutical business specializing in acquisition of mature prescription and over-the-counter pharmaceutical products and licensing in of novel hospital products.

Merus plans to specialize in the management and acquisition of products that achieved market exclusivity as a result of technological, manufacturing or economic barriers to competitive entry, or otherwise maintain stable demand. Merus expects to work with a variety of diversified products without limiting itself to a specific class of drug as these mature products typically do not require a sales force or a significant amount of marketing resources.

Merus also plans to license in novel hospital products, on an exclusive basis, where products have been approved in one major market or about to be approved in one major market, hence lowering the risk of its portfolio. These products tend to have patent protection over long periods of time and serve unmet medical needs.

Superior Business Model for Acquisition of Diversified Legacy Products

Merus believes that it has a unique strategy in seeking to acquire legacy products primarily for the purpose of generating a stream of stable revenues and cash flow. This strategy shall provide Merus with the flexibility to consider a broad range of acquisition targets from a variety of therapeutic areas. Therefore, the potential number of product acquisition candidates may be much larger for Merus than for its competitors. Management believes that Merus’ approach to product acquisition and its return objectives provide Merus with a competitive advantage in acquiring products as it can often purchase diversified bundles of products from a single vendor. In contrast, Merus’ competitors, such as niche pharmaceutical companies, are more likely to focus on individual product acquisition within the same therapeutic area. As a result, certain vendors may view Merus as a preferred purchasing candidate.

Predictable Cost Structure

Merus plans to establish a predictable cost structure by relying on a small employee base and outsourcing more of the operational functions associated with its business, including warehousing, distribution, customer service, invoicing, collections, regulatory affairs, medical and drug information, human resources and informational technology. Wherever possible, Merus will achieve cost controls by entering into contractual supply and/or service agreements that dictate fixed or percentage fixed costs with annual adjustments for inflation. In the case of its manufacturing supply agreements, Merus’ cost of goods will be based on a fixed, per unit cost with annual inflationary adjustments. Management believes the predictability, flexibility and efficiency gained by contracting with established, experienced service organizations will assist Merus in maintaining its margins and maximizing distributable cash.

Partnership with Leading Service Providers

Related to the above, Merus will enter into outsourcing relationships with leading providers of pharmaceutical contract services for many of the operational functions associated with its business and intends to pursue this strategy in the future.

Competitors of Merus

Competitors in the pharmaceutical market range from large multinational pharmaceutical development corporations to small, single product companies that may limit their activities to a particular therapeutic area or region or territory. Competition also comes from generic companies, which develop and commercialize formulations that are identical to marketed brands. Merus expects to compete with a variety of drug companies. However, the Initial Portfolio is comprised of established brands with no generic competition.

With respect to its acquisition strategy, Merus expects to compete principally with other pharmaceutical companies who seek to acquire mature pharmaceutical products as part of their growth strategy. These companies, however, typically focus on under-promoted products in specific therapeutic niches that offer growth potential through synergistic sales and marketing efforts. To Merus’ knowledge, few, if any, companies are currently seeking to acquire legacy products solely for the purpose of generating a stream of consistent cash flow. In addition, since Merus is not focused on specific therapeutic classes, it will have the ability to purchase diversified products and product bundles.

Description of Products and Services

Anti-infective Franchise

The global market for anti-infective drugs, which mainly includes antibacterials, antivirals, antifungals, and vaccines, is projected to exceed $103 billion by the year 2015, according to a newly published report. Antibacterials represent the largest segment of the anti-infectives market globally. The global anti-infective market is forecast to expand at a compound annual growth rate of 5.7% between 2008 and 2013. The ten leading companies in the anti-infectives market accounted for 53.8% (or $37.3 billion) of total revenues in 2007. The competitive landscape remains highly fragmented, with market leaders Merck and GSK controlling a combined market share of only 21.4% . Anti-bacterials accrued sales of $36.3 billion in 2007, accounting for 52.3% of total market revenues.

Vanconin

Vancomycin was first isolated by Eli Lilly. The original indication for vancomycin was for the treatment of penicillin-resistant staphylococcus aureus. One advantage that was quickly apparent is that staphylococci did not develop significant resistance despite serial passage in culture media containing vancomycin. The rapid development of penicillin resistance by staphylococci led to the compounds being fast-tracked for approval by the US Food and Drug Administration (“FDA”). Eli Lilly first marketed vancomycin hydrochloride under the trade name Vancocin. Vancocin is a powerful antibiotic used to treat a life-threatening disease resulting from the infection of Clostridium Difficile (“C. Difficile”).

C. Difficile is on the increase with higher mortality and severity. Due to the nature of the disease, intravenous (systemic) solutions are regarded as ineffective. To be effective against C. Difficile, drugs must act locally on the flora of the gastro intestinal track. Intravenous solutions by definition do not act locally.

Recent Clinical Practice Guidelines (Clinical Practice Guidelines for Clostridium difficile Infection in Adults: 2010 Update by the Society for Healthcare Epidemiology of America (SHEA) and the Infectious Diseases Society of America (IDSA)) state that oral Vancocin should be used as first line therapy in severe cases of C. Difficile. The guidelines state that vancomycin is the drug of choice for an initial episode of severe C. Difficile. The dosage is 125 mg orally four times per day for 10–14 days. Vancomycin administered orally (and per rectum, if ileus is present) is the regimen of choice for the treatment of severe, complicated C. Difficile.

There are a number of important barriers to entry with regards to Vancocin, which includes the following.

Quality of Vancomycin HCI Non-Sterile, USP:

Vancomycin HCI Non-Sterile, USP (“API”) is a result of a complex fermentation process, which requires significant know how and experience. The source of API is a critical factor. As well, the impurity profile of the API has a direct impact on efficacy. In vitro antibacterial effects, protein binding and pharmacokinetic properties were similar between the generic vancomycin preparations and VAN-Lilly (or Vancocin). However, in a staphylococcus aureus neutropenic mouse thigh infection model, the antibacterial activity of the generic vancomycin preparations marketed between 2002 and November 2004, when Eli Lilly sold its brand name and production secrets to several manufacturers worldwide, proved to be significantly inferior to that of VAN-Lilly (or Vancocin). One generic could not even achieve bacteriostasis, and others showed a pronounced Eagle effect, with paradoxical bacterial growth at high antibiotic concentrations; VAN-Lilly (or Vancocin) exhibited bactericidal activity over a broad concentration range. What they came to learn is that vancomycin, specifically factor B, is really the active product, and Eli Lilly was the one that originally had 92% purity in their production line, with less than 4% of impurities, specifically crystalline degradation products. It turns out that many of the generics vancomycin, especially less expensive ones, have higher rates of impurities and lower amounts of factor B.

Narrow Therapeutic Index:

Most antibiotics, such as the β-lactams, macrolides and quinolones, have a wide therapeutic index and therefore, do not require therapeutic drug monitoring. Some, such as the aminoglycosides and vancomycin, have a narrow therapeutic index. Vancocin is considered a Narrow Therapeutic Range drug (“NTR drug”), which means the usual bioequivalence studies used by generic companies will not apply. To be considered as “interchangeable” the generic product must show invivo therapeutic equivalency. This can be achieved via human clinical studies that are costly.

Although there are a number of barriers to entry, the future of Vancocin may be affected by the following:

Lobbying by Generic Manufacturers:

Health Canada may give into lobbying by generic manufacturers and change its NTR drug requirement thus no longer requiring human studies to establish bio-equivalency.

New Therapies:

New therapies such as Fidaxomicin, a macrocyclic antibiotic, may replace the use of Vancocin. Fidaxomicin was found to be non-inferior to vancomycin against C. Difficile in a phase III non-inferiority study reported in the February 3, 2011 issue of the New England Journal of Medicine. However, Fidaxomicin sells at approximately ten times the price of Oral Vancocin.

Wound Care Franchise

The worldwide advanced wound care market is estimated to be approximately $5.5 billion in 2010. This market is expected to grow by approximately 5.7% to 6% to 2013.

There is tremendous amount of innovation in this market place. Most of Merus’ product offerings in this segment will be medical devices. The regulatory pathway for medical devices is much less complex and less expensive, leading to much shorter time to revenues and commercialization. Given Merus’ reach with major hospitals in Canada, wound care is a natural fit with its hospital specialty business.

As of the date of this Information Circular, Merus has not launched any of its wound care products. Merus’ entrance into this market is focused on advanced woundcare devices. These are devices that are implantable and contain collagen as the active ingredient. Collagen has a long history of safe medical use and is a biodegradable substance. It has several other positive attributes that make it an excellent biomaterial; these include its positive influence on wound healing, its intrinsically low antigenicity and ability to be sterilized.

With Merus’ current portfolio of Collacare and Collexa, Merus offers solutions in the following markets:

  Diabetic foot ulcer,
  Chronic leg ulcer,
  Pressure ulcers,
  Moderate and severe burns, and
  Dehisced surgical wounds.

Collacare

Collacare is an advanced wound care device comprising a white to off-white collagen matrix containing 2.8 mg/cm2 of renatured bovine collagen. Collacare is used in the management of wounds and is highly conformable for a variety of anatomical sites.

Collexa

Collexa is an advanced bilayer wound care device comprising a layer of white collagen matrix containing 2.8 mg/cm2 of renatured bovine collagen with a backing layer of off-white/cream absorbent polyurethane foam. The collagen matrix layer aids in the wound management while the polyurethane foam layer acts as a reservoir absorbing wound fluids. Collexa can absorb greater than ten times its own weight in wound fluids. Collexa is highly conformable for a variety of anatomical sites.

Collexa may be used for the management of wounds including:

  Diabetic ulcers,
  Venous ulcers,
  Pressure ulcers,
  Ulcers caused by mixed vascular etiologies,
  Full thickness and partial thickness wounds,
  Abrasions,
  Traumatic wounds,

  1st and 2nd degree burns,
  Dehisced surgical wounds, and
  Exuding wounds.

On September 12, 2011, Merus announced that Health Canada has approved Collexa for sale in Canada.

Customers

Management expects that Merus will generally sell between 80% and 90% of its products directly to three major wholesalers in Canada and United States: AmerisourceBergen, McKesson Corporation and Matrix, which does business as Shoppers Drug Mart. Management believes that it is common practice in Canada and the United States for pharmacies to have multiple wholesale sources. Other direct buyers include additional smaller wholesalers and distributors, in addition to certain pharmacy chains and food stores that warehouse the products internally. Additional key customer groups include the following:

  Physicians and allied health professionals including nurses, physician assistants and pharmacists— While physicians and allied health professionals are not themselves direct buyers of Merus’ products, they are the key decision-makers in terms of recommending or prescribing Merus’ products to patients. These healthcare providers make prescribing decisions based on personal experience, influence of peers, medical/educational meetings/events, medical journals, and information obtained through various pharmaceutical-sponsored educational and promotional programs and sales representatives.

  Patients and their families/caregivers— In the United States, patients have to bear a greater share of the cost of healthcare. Therefore, the industry has increasingly turned to promotional and educational initiatives that directly target patients and their families. Merus will generally not engage in activities that directly target patients, except for the provision of various product and disease-specific patient education materials that may be passed along to patients by physicians.

  Third-party payors such as managed care organizations and group purchasing organizations— Third party payors, like certain insurance companies and employers, make purchasing and reimbursement decisions based on a number of health outcomes and economic variables. Merus will not attempt to influence the historical level of reimbursement for its products.

  State and federal government health agencies— Certain federal government agencies like the Department of Veteran Affairs, the Department of Defence, prison systems and Indian Health Services may purchase pharmaceutical products directly from Merus or provide third-party reimbursement to those that do purchase Merus’ products. In addition, Medicaid programs at the individual state level may also reimburse patients in the purchase of Merus’ products. The historical utilization/reimbursement activity of Merus’ products for these government agencies has been low and Merus anticipates this to continue. However, the 2006 adoption of Part D prescription drug coverage for patients aged 65 and over may expand the potential market for certain legacy products.

Timeline and Milestones

Merus has the following timelines:

Vancocin: New marketing programs:

1-New direct marketing campaign directed towards the elderly residence market (old age homes). The product has never been marketed to this target audience. (anticipated to occur in Q4 of 2011).

2-Expand usage of Vancoin to fight recurrence: Tapering and/or pulsed regimen of oral vancomycin is effective recurrence of C.difficil) (anticipated to occur in Q1 of 2012).

3-Vancocin as first line therapy, based on 2010 guidelines. (anticipated to occur in Q4 2011).

Wound care portfolio:

1-Launch Collacare and Collexa (anticipated to occur in Q4 2011).

2-Launch tulip dressing, foam dressings, repel dressing, and spot dressing (anticipated to occur in Q4/Q1 2011/12).

Financings

During the six-month period prior to the date hereof, Merus has completed the following financings:

On July 5, 2011, Merus announced it has entered into the Methapharm Agreement with Methapharm. Under the terms of the Methapharm Agreement, Methapharm has agreed to provide Merus with $500,000 in working capital in consideration for:

(i)	being appointed the exclusive provider of certain distribution services of Merus’ products in Canada, and

(ii)	payment of certain fees based on net sales of Merus’ products, and service fees in line with market rates customary to such services.

The Methapharm Agreement is for a term of five years with automatic renewal terms of two years until terminated.

On May 13, 2011, in connection with Merus’ acquisition of Vancocin®, Merus completed a private placement of units (the “May 2011 Units”) with Primary Capital Inc. and short term credit facility with Envoy Capital Group Inc. Merus sold 2,500,000 May 2011 Units at a price of 21 cents per May 2011 Unit for aggregate proceeds of CAD$525,000. Each May 2011 Unit is comprised of one Merus Share and one Merus Share purchase warrant, which entitles the holder to purchase an additional Merus Shares at an exercise price of $0.40 per Merus Share for a period of two years. Merus paid a finder’s fee equal to 250,000 warrants, which entitles the holder to purchase a May 2011 Unit at a price of 21 cents per May 2011 Unit for a period of two years.

Also on May 13, 2011, Merus completed a short term credit facility in an aggregate amount of $6.0 million at an interest rate of 12% per annum for a period of approximately six months. Merus granted to the lender as a bonus 3,000,000 May 2011 Units.

The remainder of the total purchase price of Vancocin will be paid to the vendor, Iroko Pharmaceuticals Inc., according to the following schedule. US$9,000,000 on or before November 30, 2011 and US $3,804,133 on or before May 13, 2012.

Merus has a payment of $9 million due to Iroko on November 30, 2011. Merus and Envoy anticipate entering into a loan agreement prior to November 30, 2011 to allow Merus to make this payment. If Merus is unable to make this payment to Iroko, for any reason, Amalco’s and Merus’ business would be materially adversely affected, as the drug Vancocin® would be forfeited to Iroko.

On October 14, 2011, Merus announced that 16,324,250 warrants were exercised pursuant to the warrant incentive program (the “Program”) announced by Merus on September 28, 2011 for gross proceeds of $6,529,700. Under the Program, Merus granted to holders of its existing warrants one half of a bonus warrant (a “Bonus Warrant”) for each existing warrant exercised on or before October 12, 2011. The Bonus Warrant is exercisable at $0.65 for 18 months. Merus has agreed to pay a 4% cash payment to PowerOne Capital Markets Limited and Primary Capital Inc. in connection with their assistance in having the existing warrant holders exercise their warrants.

Dividends and Other Distributions

Merus’ current intention is to re-invest future earning to finance the growth of its business. Consequently, it does not intend to pay dividends in the foreseeable future. Any decision to pay cash dividends is left to the judgment of the

Board of Directors and will depend on financial position, results of operations, capital requirements and such other factors as the Board of Directors shall deem relevant.

Management’s Discussion and Analysis

Merus’ Management Discussion and Analysis for the year ended May 31, 2010 and May 31, 2011 and for the interim period ended August 31, 2010 and August 31, 2011 and filed on SEDAR are hereby incorporated by way of reference.

Disclosure of Outstanding Security Data on Fully Diluted Basis

Merus’ authorized share capital consists of an unlimited number of Merus Shares, of which 47,603,916 Merus Shares will be issued and outstanding prior to November 10, 2011.

Securities Convertible into Merus Shares

As of November 10, 2011, Merus had the following options outstanding:

Number of Options	Exercise Price $	Expiry Date
50,000	0.10	March 30, 2012
740,000	0.10	July 9, 2012
20,000	0.14	March 1, 2013
100,000	0.75	June 27, 2013
910,000

As of November 10, 2011, Merus had the following warrants outstanding:

Number of Warrants	Exercise Price $	Expiry Date
848,000	0.40	May 15, 2012
40,480	0.40	November 15, 2012
700,000	0.40	March 21, 2013
350,000	0.40	May 10, 2013
925,000	0.40	May 12, 2013
7,675,750	0.65	April 30, 2013
10,539,230

Description of Securities

Common Shares

Each Merus Share shall entitle the holder thereof to one vote per Merus Share in all shareholder meetings of Merus. The holders of Merus Shares are entitled to dividends that are set and declared by the Board of Directors. In the event of the liquidation, dissolution or winding up of Merus, whether voluntary or involuntary, the Merus Shareholders shall be entitled to share in the remaining property of Merus, subject to the order of priority set out in the share capital of Merus.

Preferred Shares

The holders of Merus preferred shares (the “Merus Preferred Shares”) shall be entitled, on the liquidation or dissolution of Merus, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Merus Shares or any other shares of the Merus ranking junior to the Merus Preferred Shares with respect to the repayment of capital on the liquidation or dissolution of Merus, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Merus Preferred Share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, and all declared and unpaid noncumulative dividends thereon. After payment to the holders of the Merus Preferred Shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of Merus, except as specifically provided in the special rights and restrictions attached to any particular series. All assets remaining after payment to the holders of Merus Preferred Shares as aforesaid shall be distributed rateably among the holders of the Merus Shares.

Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the Merus Preferred Shares by the directors, holders of Merus Preferred Shares shall not be entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of the Merus.

Consolidated Capitalization

The following table sets forth Merus’ consolidated capitalization as for the period indicated. This table should be read in conjunction with Merus’ consolidated financial statements, including the accompanying notes, which are incorporated by reference in this Information Circular.

	Number of securities issued and outstanding as at August 31, 2011	Number of securities issued and outstanding as at the date of this Information Circular
Common Shares	30,954,915	47,603,916
Preferred Shares	Nil	nil
Stock Options Granted and Outstanding	910,000	910,000
Warrants	18,214,980	10,539,230

The following stock options were outstanding at August 31, 2011:

Number of Options	Exercise Price $	Expiry Date
50,000	0.10	March 30, 2012
740,000	0.10	July 9, 2012
20,000	0.14	April 4, 2013
100,000	0.75	April 4, 2013
910,000

On June 27, 2011 Merus granted incentive stock options to purchase 100,000 Merus Shares at a price of $0.75 per Merus Share until June 27, 2013 to Moira Ong, Chief Financial Officer of Merus. In June 2011, 160,000 options were exercised at $0.10 per share.

The following warrants were outstanding at August 31, 2011:

Number of Warrants	Exercise Price $	Expiry Date
902,000	0.40	May 15, 2012
40,480	0.40	November 15, 2012
10,475,000	0.40	March 21, 2013
1,047,500	0.20	March 21, 2013
2,500,000	0.40	May 10, 2013
250,000	0.21	May 10, 2013
3,000,000	0.40	May 12, 2013
18,214,980

Prior Sales

The following is a summary of any issuance of securities in the 12 month period before November 10, 2011.

On September 8, 2010, Merus issued 25,000 units of Merus Shares at $0.35 per unit to an investor for proceeds of $8,750.

On November 15, 2010, Merus issued 952,000 units at $0.25 per unit for proceeds of $238,000. Each unit consisted of one common share and one share purchase warrant which entitles the holder to purchase one common share at a price of $0.40 per share until May 15, 2012.

Merus paid $18,920 in agent’s commissions. The agents for the private placement were issued 75,680 share purchase warrants. Each warrant entitles the holder to purchase one common share at a price of $0.40 per share until May 15, 2012.

On March 22, 2011, Merus issued 10,475,000 units at $0.20 per unit for proceeds of $2,095,000. Each unit consisted of one common share and one share purchase warrant which entitles the holder to purchase one common share at a price of $0.40 per share until March 22, 2013.

Merus paid $167,600 in agent’s commissions. The agents for the private placement were issued 1,047,500 share purchase warrants. Each warrant entitles the holder to purchase one common share at a price of $0.20 per share until March 22, 2013.

On April 26, 2011, Merus issued 2,500,000 units at $0.21 per unit for proceeds of $525,000. Each unit consisted of one common share and one share purchase warrant which entitles the holder to purchase one common share at a price of $0.40 per share until May 10, 2013.

The agents for the private placement were issued 250,000 share purchase warrants. Each warrant entitles the holder to purchase one common share at a price of $0.21 per share until May 10, 2013.

On May 12, 2011, Merus issued 3,000,000 bonus units at $0.21 per unit as additional consideration to the lender for issuance of debenture. Each unit consisted of one common share and one share purchase warrant which entitles the holder to purchase one common share at a price of $0.40 per share until May 12, 2013.

On October 14, 2011, Merus issued 8,162,125 warrants and 16,324,250 common shares in connection with the exercise of 16,324,250 warrants pursuant to the Program announced by Merus on September 28, 2011 for gross proceeds of $6,529,700. Under the Program Merus granted to holders of its existing warrants one half of a Bonus

Warrant for each existing warrant exercised on or before October 12, 2011. The Bonus Warrant is exercisable at $0.65 for 18 months.

Trading Price

Merus Shares are listed on the CNSX under the symbol “MR”. The following table sets forth certain trading information for the Merus Shares on the CNSX for the 12 month period before the date of this Information Circular.

Month	High $	Low $	Volume
2010
November	0.25	0.20	74,500
December	0.23	0.18	43,000
2011
January	0.24	0.20	7,500
February	0.24	0.20	12,000
March	0.20	0.14	50,000
April	0.45	0.14	318,000
May	0.80	0.36	263,500
June	0.85	0.73	112,000
July	0.91	0.75	234,500
August	0.80	0.50	535,500
September	0.75	0.41	259,000
October	0.50	0.41	664,000
November 1-8	0.52	0.50	390,500

The last closing price of the Merus Shares on the CNSX immediately before the announcement of the Arrangement was $0.41. The closing price of the Merus Shares on the CNSX on November 8, 2011 was $0.52.

Principal Security Holders

The following table lists the names of the persons or companies that, as of November 8, 2011, were the registered owners or that, to Merus’ knowledge, were the beneficial owners, directly or indirectly, of more than 10% of the issued and outstanding Merus Shares.

Name	Type of Security	Number and Percentage Held at the November 10, 2011
Ahmad Doroudian	Common Shares	6,500,000 or 13.7%
Pasquale DiCapo	Common Shares	7,595,000 or 16.0%

Directors and Executive Officers

The following table lists the name, place of residence and principal function of each officer and director for the last five years, and if a director, the years in which such individual became a member of the Board of Directors and the number of Merus Shares of which each is the beneficial owner, directly or indirectly, or over which each has control or influence. The directors of Merus are in office until the next annual meeting.

Name and Municipality of Residence	Position Held Within Merus	Date Started as Director	Common Shares Held(1)
Ahmad Doroudian(2) Vancouver, British Columbia	President, Chief Executive Officer, and Director	March 15, 2010	6,500,000(3) (13.7%)
Moira Ong Vancouver, British Columbia	Chief Financial Officer	N/A	nil
Penny Green Vancouver, British Columbia	Secretary, Vice President of Corporate Affairs, and Director	March 15, 2010	685,501 (1.4%)
Ali Moghaddam Montreal, Quebec	Vice President Business Development & Commercial Operations, and Director	March 15, 2010	600,000 (1.3%)
Donald Sheldon(2) Vancouver, British Columbia	Director	November 2, 2009	1,291,286 (2.7%)
Bob Mehr(2) Vancouver, British Columbia	Director	April 13, 2011	nil

(1)

The information as to Shares beneficially owned or over which the above-named individuals exercise control or direct and the foregoing information is not within the knowledge of Merus and has been furnished by each of those named above nominees individually. The percentage is based on 47,603,916 Merus Shares issued and outstanding as of the November 10, 2011.

(2)	Member of the Audit Committee.

(3)	Includes 3,000,000 Merus Shares owned by Khadija Zerouali, the spouse of Dr. Doroudian.

Ahmad Doroudian — President, Chief Executive Officer, and Director

Dr. Doroudian was appointed as the President, Chief Executive Officer and director of Merus on March 15, 2010. Since May 2009, Dr. Doroudian has been the President, Chief Executive Officer and a director of Merus Labs. He is also a director of Neurokine Pharmaceuticals Inc., a private pharmaceutical company that develops new uses for existing drugs, since April of 2007. He was also the Chief Executive Officer of Neurokine Pharmaceuticals Inc. from May 2009 to September 2011. He was the President of Rayan Pharma Inc., an exporter of pharmaceuticals to Eastern Europe, from March 2003 to April 2007. From November 2003 to March 2004, Dr. Doroudian was the Vice Chairman of the board of PanGeo Pharma Inc., a TSX listed company (now PendoPharm, a division of Pharmascience Inc.) and he served as Chief Executive Officer, Chairman and Director of PanGeo from April 1996 to November 2003. Dr. Doroudian has been involved with early stage financing and management of private and publicly listed companies since 1996. Dr. Doroudian holds a Bachelors Degree in Biochemistry and a Masters Degree and Ph.D. in Biopharmaceutics from the University of British Columbia. Dr. Doroudian is 49 years old and is a Canadian citizen resident in Vancouver, British Columbia.

Moira Ong — Chief Financial Officer

Ms. Ong was appointed as Merus’ Chief Financial Officer on March 30, 2010. Ms. Ong has more than 10 years experience in public accounting and audit reporting. From 2005 until 2010, Ms. Ong was the senior manager at Grant Thornton LLP in charge of completion of financial statements for Canadian publicly listed companies in addition to serving as financial consultant for Strategic Income Security Services from 2003 to 2005. Ms. Ong was an audit manager in the Banking and Securities group at Deloitte & Touche LLP in New York from 2000 to 2003 and served as the senior accountant for Grant Thornton LLP from 1996 to 2000. Ms. Ong obtained her CA designation in 1999 and her CFA designation in 2003.

Penny Green — Secretary, Vice President of Corporate Affairs, and Director

Ms. Green was appointed as Merus’ Secretary, Vice President of Corporate Affairs and director on March 15, 2010. Ms. Green is the managing lawyer and Chief Executive Officer of Bacchus Law Corporation, a Vancouver, British Columbia-based firm she founded in 1998. Ms. Green is a member of the Law Society of British Columbia, the Washington State Bar Association, the Canadian Bar Association (the “CBA”) and the American Bar Association.

Her past professional activities include serving as a member of the Law Reform Committee of the CBA, British Columbia, and the Chair of The Dial-A-Law and Lawyer Referral Committee of the CBA, British Columbia.

Ali Moghaddam —Vice President Business Development & Commercial Operations, and Director

Mr. Moghaddam was appointed as Vice President of Merus on March 1, 2011, he was appointed Merus’ director on March 15, 2010. Since May 21 2009 he has been a director of Merus Labs. Mr. Moghaddam was a general manager of Corporation Bioheel Inc. (Canada)/Nuvovie Inc. (U.S.A.), a North American specialty healthcare company focused on health and nutrition, which he joined in 2008. He was the President, Chief Executive Officer and founder of Arura Pharma Inc., an integrated specialty healthcare company from 2005 to January 2008. Mr. Moghaddam acted as the President and Chief Executive Officer of Chaichem Pharmaceutical Inc., focusing on commercialization of the company’s products in the area of Oncology API, from 2002 to 2004. Before being appointed to these positions, he acted as a senior director of corporate business development of E-Z-EM Inc., a major manufacturer of contrast agents for gastrointestinal radiology, subsequently acquired by Bracco Diagnostics, Inc. Mr. Moghaddam holds a Bachelor of Commerce with Major in Finance & Marketing from Concordia University. He also has a CMA designation of McGill University.

Donald Sheldon — Director

Mr. Sheldon has been a director of Merus since November 2, 2009. He was the former President of Merus, having resigned as an officer of Merus on March 15, 2010. Mr. Sheldon is also the President, Chief Executive Officer and a director of Range Gold and a director and Chief Executive Officer of Range Energy Resources Inc. Mr. Sheldon has operated as President and Chief Executive Officer of a number of public companies over the past 25 years. He has completed in excess of 65 million dollars in financing, the most recent being a $25.4 mil equity financing for Range Energy on the CNSX. Mr. Sheldon has financed early stage resource, technology, health care and life science companies and has arranged a number of joint venture projects with multi-national companies and has financial contacts throughout the world.

Bob Mehr — Director

Mr. Mehr has nearly 20 years of experience in pharmaceutical retail sales and marketing, as well as hands on management of supply chain and logistics related to retail pharmacy operations. He is presently the Chief Executive Officer of a privately held company managing over $20 million in annual retail pharmacy sales in the Vancouver and Victoria region that he has owned since 1999. Mr. Mehr is a pharmacist registered with the College of Pharmacists of British Columbia and has a Bachelor of Science degree specializing in pharmacy from the University of British Columbia.

Other Reporting Issuer Experience

The following table sets out the directors and officers of Merus that are, or have been within the last five years, directors, officers or promoters of other issuers that are or were reporting issuers in any jurisdiction:

Name	Name of Reporting Issuer	Name of Exchange or Market (if applicable)	Position	From	To
Ahmad Doroudian	Neurokine Pharmaceuticals Inc.	OTCBB	Director	April 2007	Present
			President and Chief Executive Officer	April 2007	September 2011
			Chief Financial Officer	April 2007	May 2010
Moira Ong	Neurokine Pharmaceuticals Inc.	OTCBB	Chief Financial Officer	July 2011	Present

Name	Name of Reporting Issuer	Name of Exchange or Market (if applicable)	Position	From	To
Penny Green	Neurokine Pharmaceuticals Inc.	OTCBB	Director Secretary and Vice President of Finance	June 2009 April 2009	May 2010 May 2010
	On4 Communications, Inc. (formerly Sound Revolution Inc.)	OTC	Director, Chief Financial Officer, Principal Accounting Officer, Secretary and Treasurer	February 2009	April 2010
			President and Chief Executive Officer	February 2009	September 2009
			President and Chief Executive Officer	September 2008	September 2008
			President and Chief Executive Officer	May 2005	March 2007
			Secretary	June 2004	September 2008
			Treasurer and Director	May 2001	September 2008
			Chief Financial Officer	August 2004	September 2008
			Chairman	March 2004	September 2008
	Blink Couture Inc.	OTCBB	President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer	August 2007	March 2008
			Director	October 2003	March 2008
Ali Moghaddam	Arura Pharma Inc.	TSX-V	President and Chief Executive Officer	July 2007	January 2008

Name	Name of Reporting Issuer	Name of Exchange or Market (if applicable)	Position	From	To
Donald Sheldon	Bard Ventures Ltd.	TSX-V	Director	December 1992	March 2007
	Burnstone Ventures Inc. (formerly Pure Diamonds Exploration Inc.)	CNSX	Director	November 1997	March 2011
			President and Chief Executive Officer	June 1992	May 2006
	Cross Lake Minerals Ltd.	Formerly listed on TSX	Director	December 2003	April 2007
	Merus Labs International Inc.	CNSX	Director	November 2009	Present
			President	November 2009	March 2010
	Nebu Resources Inc.	TSX-V	Director	October 2010	Present
	Range Energy Resources Inc.	CNSX	Director	March 2005	July 2011
			Chief Executive Officer	May 2005	April 2011
			President	May 2005	January 2010
	Range Gold Corp.	CNSX	Director	November 2006	April 2010
			President	November 2006	April 2010
			Chief Executive Officer	November 2006	April 2010
	Shoal Point Energy Ltd.	CNSX	Director	November 2010	Present
Bob Mehr			None

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of Merus is at the date of this Information Circular, or within the 10 years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company that (i) was subject to an order that was issued while such director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after such director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as described below, no directors or executive officer of Merus, or any shareholder holding sufficient number of securities of Merus to affect materially the control of Merus, (i) was as at the date of this Information Circular, or within the 10 years prior to the date hereof has been, a director or executive officer of any company, including Merus, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact; or (ii) has, within 10 prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Other than as described below, no directors or executive officer of Merus, or any shareholder holding sufficient number of securities of Merus to affect materially the control of Merus, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

PanGeo Pharma Inc. (“PanGeo”) failed to file its annual financial statements for the period ended January 31, 2003 by the deadline. As a result, cease trade orders were issued against PanGeo by the Ontario Securities Commission on June 24, 2003, by the Quebec Securities Commission on June 23, 2003, by the Manitoba Securities Commission on June 25, 2003, and by the British Columbia Securities Commission on July 10, 2003. On July 10, 2003, PanGeo filed for protection under the Companies Creditors Arrangement Act. These cease trade orders were not revoked. Following this event, PanGeo’s shares did not trade again. Ahmad Doroudian was chief executive officer of PanGeo from April 1996 until November 2003.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Merus are subject in connection with the operations of Merus since they also devote part of their respective work time to other companies. Conflicts, if any, will be subject to the procedures and remedies as provided under the British Columbia Business Corporations Act. Merus believes it has put in place adequate corporate governance policies to identify and manage such potential conflicts of interest. A description of the corporate governance policies is disclosed under section “Audit Committee” including the Audit Committee Charter.

Executive Compensation

General

For the purpose of this Information Circular:

“CEO” of Merus means each individual who acted as chief executive officer of Merus or acted in a similar capacity for any part of the most recently completed financial year;

“CFO” of Merus means each individual who acted as chief financial officer of Merus or acted in a similar capacity for any part of the most recently completed financial year; and

“Named Executive Officers” or “NEO” means:

(a)	Merus’ CEO,

(b)	Merus’ CFO,

(c)

each of Merus’ three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000 as determined in accordance with Applicable Securities Laws, and

(d)

any individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of Merus, nor acting in a similar capacity at the end of the most recently completed financial year.

Compensation Discussion and Analysis

The overall objective of Merus’ compensation strategy is to offer medium-term and long-term compensation components to ensure that Merus has in place programs to attract, retain and develop management of the highest calibre and has in place a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the chief executive officer, if any, in this regard. Merus currently has medium-term and long-term compensation components in place, such as the stock options granted. Merus intends to further develop these compensation components. The objectives of Merus’ compensation policies and procedures are to align the interests of Merus’ employees with the interests of Merus’ shareholders. Therefore, a significant portion of the total compensation is based upon overall corporate performance. Merus relies on Board discussion without a formal agenda for objectives, criteria and analysis when determining executive compensation. There are no formal performance goals or similar conditions that must be satisfied in connection with the payment of executive compensation.

Merus does not have in place a Compensation and Nominating Committee. All tasks related to developing and monitoring Merus’ approach to the compensation of officers of Merus and to developing and monitoring Merus’ approach to the nomination of directors to the Board are performed by the members of the Board. The compensation of the NEOs and Merus’ employees are reviewed, recommended and approved by the Board.

Merus directly, or indirectly through companies managed by NEOs, pays management fees to NEOs. Merus also chooses to grant stock options to NEOs and directors to satisfy the long-term compensation component. The Board may consider, on an annual basis, an award of bonuses to key executives and senior management. The amount and award of such bonuses is discretionary, depending on, among other factors, the financial performance of Merus and the position of a participant. The Board considers that the payment of such discretionary annual cash bonuses satisfies the medium term compensation component. In the future, the Board may also consider the grant of options to purchase Merus Shares with longer future vesting dates to satisfy the long term compensation component.

Merus did not practice any benchmarking during the financial year ended May 31, 2011 or May 31, 2010 to establish the Named Executive Officers’ remuneration.

Compensation Elements

Remuneration of Named Executive Officers is revised each year and has been structured to encourage and reward the executive officers on the bases of short-term and long-term corporate performance. In the context of the analysis of the remuneration, the three following components are examined:

(i)	base salary;

(ii)	grant of stock options of Merus; and

(iii)	other elements of compensation, consisting of benefits.

Base Salary

The compensation of Merus’ Named Executive Officers is determined by the Board of Directors Executive compensation is generally based on the basis of payment for performance and in order to remain competitive with other firms of comparable size in similar fields.

Stock Options

In accordance with Policy 4.4 of the TSX Venture Exchange (the “Exchange”), the directors of Merus have adopted a rolling stock option plan (the “Plan”) subject to Shareholder and Exchange approval. The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers. Under the Plan, a maximum of 10% of the issued and outstanding Merus Shares are proposed to be reserved at any time for issuance on the exercise of stock options. As the number of Merus Shares reserved for issuance under the Plan increases with the issue of additional Merus Shares, the Plan is considered to be a “rolling” stock option plan.

Merus has the Plan to provide effective incentives to directors, officers, senior management personnel, employees and key consultants of Merus and to enable Merus to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for Merus’ shareholders. The size of stock option grants to NEOs is dependent on each officer’s level of responsibility, authority and importance to Merus and the degree to which such officer’s long-term contribution to Merus will be key to its long-term success.

Summary Compensation Table

Particulars of compensation paid to each NEO in the two most recently completed financial years are set out in the summary compensation table below.

Name and Principal Position	Year	Salary ($)	Share- based Awards(2) ($)	Option- based Awards(3) ($)	Non-equity Incentive Plan Compensation(1) ($)		Pension Value ($)	All Other Compens- ation ($)	Total Compens- ation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Ahmad Doroudian President and Chief Executive Officer	2011 2010 2009	$69,000 Nil Nil	Nil Nil Nil	$27,400 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil $10,000 Nil	$96,400 $10,000 Nil
Moira Ong Chief Financial Officer	2011 2010 2009	Nil Nil Nil	Nil Nil Nil	$Nil $2,615 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$9,051 $1,590 Nil	$9,051 $4,205 Nil
Penny Green Secretary, and Vice President of Corporate Affairs	2011 2010 2009	Nil Nil Nil	Nil Nil Nil	$27,400 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$19,500 Nil Nil	$46,900 Nil Nil
Ali Moghaddam(4) Vice President, Business Development & Commercial Operations	2011 2010 2009	Nil N/A N/A	Nil N/A N/A	$27,400 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	$75,100 $20,000 N/A	$171,400 $20,000 N/A

(1)	“Non-equity Incentive Plan Compensation” includes all compensation under an incentive plan or portion of an incentive plan that is not an equity incentive plan.

(2)

“Share-based Awards” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

(3)

“Option-based Awards” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features. The value of these options is estimated using the Black-Scholes option pricing model. On June 27, 2011, Merus granted incentive stock options to purchase 100,000 common shares of Merus at a price of $0.75 per common share until June 27, 2013 to Moira Ong, Chief Financial Officer of Merus.

(4)	Mr. Moghaddam was appointed Vice President, Business Development & Commercial Operations on March 15, 2011.

Narrative Discussion

All stock options issued by Merus vest immediately.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all option and share-based awards granted to NEOs that were outstanding as of May 31, 2011, including awards granted before the year ended May 31, 2011.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Ahmad Doroudian President and Chief Executive Officer	200,000	0.10	July 9, 2012	27,400	Nil	Nil
Moira Ong(2) Chief Financial Officer	50,000	0.10	March 30, 2012	2,615	Nil	Nil
Penny Green Secretary, and Vice President of Corporate Affairs	200,000	0.10	July 9, 2012	27,400	Nil	Nil
Ali Moghaddam Vice President, Business Development & Commercial Operations	200,000	0.10	July 9, 2012	27,400	Nil	Nil

(1)	The closing price of Merus Shares on May 31, 2011 was $0.80.

(2)	On June 27, 2011, Merus granted incentive stock options to purchase 100,000 Merus Shares at a price of $0.75 per common share until June 27, 2013 to Moira Ong, Chief Financial Officer of Merus.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the year ended May 31, 2011 by NEOs.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ahmad Doroudian President and Chief Executive Officer	27,400	Nil	Nil
Moira Ong Chief Financial Officer	2,615	Nil	Nil
Penny Green Secretary, and Vice President of Corporate Affairs	27,400	Nil	Nil
Ali Moghaddam Vice President, Business Development & Commercial Operations	27,400	Nil	Nil

Narrative Discussion

Refer to the section titled “Compensation Discussion and Analysis”, above, and “Stock Option Plan”, below, for a description of all plan based awards and their significant terms. There was no re-pricing of stock options under the stock option plan or otherwise during Merus’ most recently completed financial year ended May 31, 2011.

Pension Plan Benefits

Merus does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

Defined Benefits Plans

Merus does not have a pension plan that provides for payments or benefits at, following, or in connection with retirement, excluding defined contribution plans.

Defined Contribution Plans

Merus does not have a pension plan that provides for payments or benefits at, following or in connection with retirement, excluding defined benefit plans.

Deferred Compensation Plans

Merus does not have any deferred compensation plan with respect to any NEO.

Termination and Change of Control Benefits

If Merus terminates the employment agreement with an employee, Merus will pay a severance of one month’s compensation for every month of service up to a maximum of two year’s wages.

Compensation of Directors

Summary Compensation Table –Directors

The total compensation paid to directors during the financial year ended on May 31, 2011, is set out in the following table:

Name	Fees earned ($)	Share-based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Donald Sheldon	Nil	Nil	27,400	Nil	Nil	Nil	27,400
Bob Mehr	Nil	Nil	13,700	Nil	Nil	Nil	13,700

Narrative Discussion

Fees earned by Ali Moghaddam of $75,100 were for services provided as Merus’ VP of Business Development and Operations. As of May 31, 2011, Merus did not pay directors any compensation except for grants of stock options.

Outstanding Share-Based Awards and Option-Based Awards for Directors

The following table sets forth all option and share-based awards granted to Merus’ directors, other than the NEOs, that were outstanding as of May 31, 2011.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Donald Sheldon	200,000	0.10	July 9, 2012	27,400	Nil	Nil
Bob Mehr	100,000	0.10	July 9, 2012	13,700	Nil	Nil

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the year ended May 31, 2011 by directors.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Donald Sheldon	27,400	Nil	Nil
Bob Mehr	13,700	Nil	Nil

Narrative Discussion

Refer to the section titled “Compensation Discussion and Analysis”, above, and “Stock Option Plan”, below, for a description of all plan based awards and their significant terms.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as at May 31, 2011, the share-based compensation plans of Merus pursuant to which Shares can be issued from treasury. The information has been consolidated by category of share-based compensation plan, namely, the plans providing for the issuance of Shares previously approved by the Shareholders and those not having been approved by the Shareholders. It must be noted that there is no plan which has not been approved by the Shareholders. The number of Shares which appears at the line “Share-based compensation plan” refers to Merus’ Stock Option Plan.

Plan Category	(A) Number of Shares to be issued following the exercise of outstanding stock options (Common Shares)	(B) Weighted average strike price of outstanding stock options ($)	(C) Numbers of Shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (Merus Shares)
Share-based compensation plan approved by the Shareholders	Nil	Nil	Nil
Share-based compensation plan unapproved by the Shareholders	910,000	$0.10	3,850,392(1)

(1)	Merus’ stock option plan allows it to grant up to 10% of its issued and outstanding Merus Shares. As of the date of this Information Circular, Merus had 47,603,916 Merus Shares issued and Outstanding.

Indebtedness of Directors and Executive Officers

No person who is, or who was within the thirty days prior to the date of the Information Circular, a director, executive officer, employee or any former director, executive officer or employee of Merus or a subsidiary thereof, and furthermore, no person who is a nominee for election as a director of Merus, and no associate of such persons is, or was as of the date of this Information Circular, indebted to Merus or a subsidiary of Merus or indebted to any other entity where such indebtedness is subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Merus or a subsidiary of Merus.

Audit Committee

The Charter of the Audit Committee was adopted by the Board of Directors as of July 19, 2010 and is as follows:

Audit Committee Charter

This Charter establishes the composition, the authority, roles and responsibilities and the general objectives of Merus’ audit committee, or its Board of Directors in lieu thereof (the “Audit Committee”). The roles and responsibilities described in this Charter must at all times be exercised in compliance with the legislation and regulations governing Merus and any subsidiaries.

Composition

(a)        Number of Members. The Audit Committee must be comprised of a minimum of three directors of Merus, a majority of whom will be independent. Independence of the board members will be as defined by applicable legislation.

(b)        Chair. If there is more than one member of the Audit Committee, members will appoint a chair of the Audit Committee (the “Chair”) to serve for a term of one (1) year on an annual basis. The Chair may serve as the chair of the Audit Committee for any number of consecutive terms.

(c)        Financially Literacy. All members of the audit committee will be financially literate as defined by applicable legislation. If upon appointment a member of the Audit Committee is not financially literate as required, the person will be provided with a period of three months to acquire the required level of financial literacy.

Meetings

(a)        Quorum. The quorum required to constitute a meeting of the Audit Committee is set at a majority of members.

(b)        Agenda. The Chair will set the agenda for each meeting, after consulting with management and the external auditor. Agenda materials such as draft financial statements must be circulated to all Audit Committee members for members to have a reasonable amount of time to review the materials prior to the meeting.

(c)        Notice to Auditors. Merus’ auditors (the “Auditors”) will be provided with notice as necessary of any Audit Committee meeting, will be invited to attend each such meeting and will receive an opportunity to be heard at those meetings on matters related to the Auditor’s duties.

(d)        Minutes. Minutes of the Audit Committee meetings will be accurately recorded, with such minutes recording the decisions reached by the committee.

Roles and Responsibilities

The roles and responsibilities of the Audit Committee include the following:

External Auditor

The Audit Committee will:

(a)        Selection of the external auditor. Select, evaluate and recommend to the Board, for shareholder approval, the Auditor to examine Merus’ accounts, controls and financial statements.

(b)        Scope of Work. Evaluate, prior to the annual audit by the Auditors, the scope and general extent of the Auditor’s review, including the Auditor’s engagement letter.

(c)        Compensation. Recommend to the Board the compensation to be paid to the external auditors.

(d)        Replacement of Auditor. If necessary, recommend the replacement of the Auditor to the Board of Directors.

(e)        Approve Non-Audit Related Services. Pre-approve all non-audit services to be provided by the Auditor to Merus or its subsidiaries.

(f)        Direct Responsibility for Overseeing Work of Auditors. Must directly oversee the work of the Auditor. The Auditor must report directly to the Audit Committee.

(g)        Resolution of Disputes. Assist with resolving any disputes between Merus’ management and the Auditors regarding financial reporting.

Consolidated Financial Statements and Financial Information

The Audit Committee will:

(h)        Review Audited Financial Statements. Review the audited consolidated financial statements of Merus, discuss those statements with management and with the Auditor, and recommend their approval to the Board.

(i)        Review of Interim Financial Statements. Review and discuss with management the quarterly consolidated financial statements, and if appropriate, recommend their approval by the Board.

(j)        MD&A, Annual and Interim Earnings Press Releases, Audit Committee Reports. Review Merus’ management discussion and analysis, interim and annual press releases, and audit committee reports before Merus publicly discloses this information.

(k)        Auditor Reports and Recommendations. Review and consider any significant reports and recommendations issued by the Auditor, together with management’s response, and the extent to which recommendations made by the Auditor have been implemented.

Risk Management, Internal Controls and Information Systems

The Audit Committee will:

(l)        Internal Control. Review with the Auditors and with management, the general policies and procedures used by Merus with respect to internal accounting and financial controls. Remain informed, through communications with the Auditor, of any weaknesses in internal control that could cause errors or deficiencies in financial reporting or deviations from the accounting policies of Merus or from applicable laws or regulations.

(m)        Financial Management. Periodically review the team in place to carry out financial reporting functions, circumstances surrounding the departure of any officers in charge of financial reporting, and the appointment of individuals in these functions.

(n)        Accounting Policies and Practices. Review management plans regarding any changes in accounting practices or policies and the financial impact thereof.

(o)        Litigation. Review with the Auditors and legal counsel any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of Merus and the manner in which these matters are being disclosed in the consolidated financial statements.

(p)        Other. Discuss with management and the Auditors correspondence with regulators, employee complaints, or published reports that raise material issues regarding Merus’ financial statements or disclosure.

Complaints

(q)        Accounting, Auditing and Internal Control Complaints. The Audit Committee must establish a procedure for the receipt, retention and treatment of complaints received by Merus regarding accounting, internal controls or auditing matters.

(r)        Employee Complaints. The Audit Committee must establish a procedure for the confidential transmittal on condition of anonymity by Merus’ employees of concerns regarding questionable accounting or auditing matters.

Authority

(a)        Auditor. The Auditor, and any internal auditors hired by Merus, will report directly to the Audit Committee.

(b)        To Retain Independent Advisors. The Audit Committee may, at Merus’ expense and without the approval of management, retain the services of independent legal counsels and any other advisors it deems necessary to carry out its duties and set and pay the monetary compensation of these individuals.

Reporting

The Audit Committee will report to the Board on:

(a)        the Auditor’s independence;

(b)        the performance of the Auditor and any recommendations of the Audit Committee in relation thereto;

(c)        the reappointment and termination of the Auditor;

(d)        the adequacy of Merus’ internal controls and disclosure controls;

(e)        the Audit Committee’s review of the annual and interim consolidated financial statements;

(f)        the Audit Committee’s review of the annual and interim management discussion and analysis;

(g)        Merus’ compliance with legal and regulatory matters to the extent they affect the financial statements of Merus; and

(h)        all other material matters dealt with by the Audit Committee.

Composition of the Audit Committee

The Audit Committee is composed of the following members:

Member	Independent(1)	Financially Literate(2)
Ahmad Doroudian	No	Yes
Bob Mehr	Yes	Yes
Donald Sheldon	Yes	Yes

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with Merus, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment. Dr. Doroudian is not independent, as he is an officer of Merus.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Merus’ financial statements.

From the experience as described above in section “Directors and Executive Officers”, Merus believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee.

Relevant Education and Experience

The following describes the relevant education and experience of each member of the Audit Committee that shows their (a) understanding of the accounting principles used by Merus to prepare its financial statements, (b) ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by Merus’ financial statements or experience actively supervising one or more persons engaged in such activities and (d) understanding of internal controls and procedures for financial reporting.

Mr. Mehr has nearly 20 years of experience in pharmaceutical retail sales and marketing, as well as hands on management of supply chain and logistics related to retail pharmacy operations. He is presently the Chief Executive Officer of a privately held company managing over $20 million in annual retail pharmacy sales in the Vancouver and Victoria region that he has owned since 1999. Mr. Mehr is a pharmacist registered with the College of Pharmacists of British Columbia and has a Bachelor of Science degree specializing in pharmacy from the University of British Columbia.

Mr. Sheldon has been a director of Merus since November 2, 2009. He was the former President of Merus, having resigned as an officer of Merus on March 15, 2010. Mr. Sheldon is also the President, Chief Executive Officer and a director of Range Gold and a director and Chief Executive Officer of Range Energy Resources Inc. Mr. Sheldon has operated as President and Chief Executive Officer of a number of public companies over the past 25 years. He has completed in excess of 65 million dollars in financing, the most recent being a $25.4 mil equity financing for Range Energy on CNSX. Mr. Sheldon has financed early stage resource, technology, health care and life science companies and has arranged a number of joint venture projects with multi-national companies and has financial contacts throughout the world.

Mr. Moghaddam was appointed as a vice president of Merus on March 1, 2011. He was appointed as it’s director on March 15 2010, Since May 21 2009 he has been a director of Merus Labs. Mr. Moghaddam was the general manager of Corporation Bioheen Inc. (Canada)/Nuvovie Inc. (U.S.A.), a North American specialty healthcare company focused on health and nutrition, which he joined in 2008. He was the President, Chief Executive Officer and founder of Arura Pharma Inc. an integrated specialty healthcare company from 2005 to January 2008. Mr. Moghaddam acted as the President and Chief Executive Officer of Chaichem Pharmaceutical Inc., focusing on commercialization of the company’s products, from 2002 to 2004. Before being appointed to these positions, he acted as a senior director of corporate business development of E-Z-EM Inc., a major manufacturer of contrast agents for gastrointestinal radiology, subsequently acquired by Bracco Diagnostics, Inc. Mr. Moghaddam holds a

Bachelor of Commerce with a Major in Finance from Concordia University. He also has a CMA designation of McGill University.

Since the commencement of Merus’ most recently completed financial year, Merus’ Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

During the financial year ended May 31, 2011, Merus has not relied on any exemption contained in National Instrument 52- 110 (“NI 52-110”).

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by Merus’ Board of Directors, and where applicable the audit committee, on a case-by-case basis.

External Auditor Fees

In the following table, “audit fees” are fees billed by Merus’ external auditor for services provided in auditing Merus’ annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of Merus’ financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by Merus’ external auditor in the last two fiscal years ended May 31, 2011 and May 31, 2010 by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
May 31, 2011	$21,000	Nil	$750	Nil
May 31, 2010	$9,850	Nil	$750	Nil

Exemption

Merus is relying on the exemption provided by section 6.1 of NI 52-110 which provides that Merus, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

Corporate Governance

Board of Directors

The Board of Directors considers that Penny Green, Donald Sheldon and Bob Mehr are “independent” within the meaning of section 1.4 of NI 52-110. The Board of Directors considers that Ahmad Doroudian, Ali Moghaddam and Penny Green are not “independent” within the meaning of section 1.4 of NI 52-110, as both are executive officers of Merus. The Board has no formal procedures designed to facilitate the exercise of independent supervision over management, relying instead on the integrity of the individual members of its management team to act in the best interests of Merus.

Directorships

Certain of the directors are also directors of other reporting issuers, as follows:

Director	OtherReportingIssuers
Ahmad Doroudian	Neurokine Pharmaceuticals Inc.
Penny Green	Neurokine Pharmaceuticals Inc.
Ali Moghaddam	Nil
Donald Sheldon	Nil
Bob Mehr	Nil

Orientation and Continuing Education

New Board members receive an orientation package which includes reports on operations and results, and any public disclosure filings by Merus, as may be applicable. Board meetings are sometimes held at Merus’ offices and, from time to time, are combined with presentations by Merus’ management to give the directors additional insight into Merus’ business. In addition, management of Merus makes itself available for discussion with all Board members.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by Merus’ governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of Merus.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by Merus, this policy will be reviewed.

Compensation

The Board is responsible for determining compensation for the directors of Merus to ensure it reflects the responsibilities and risks of being a director of a public company.

Other Board Committees

The Board has no other committees, other than the Audit Committee.

Assessments

The Board has not established a formal policy to monitor the effectiveness of the directors, the Board and its committees.

Legal Proceedings and Regulatory Actions

Merus is not currently a party to any actual or pending material legal proceedings to which Merus is or is likely to be a party or of which any of its assets are or are likely to be subject. Management of the Company is currently not aware of any legal proceedings contemplated against Merus.

Auditors, Transfer Agent and Registrars

The auditors of Merus are Saturna Group, Chartered Accountants LLP, 1066 West Hastings Street, Suite 1250, Vancouver, BC Canada V6E 3X1.

The registrar and transfer agent of the Merus Shares is Olympia Trust Company, Suite 1900, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2.

Material Contracts

With the exception of agreements entered into in the normal course of business, the only agreements of any significance with regard to the Listing that have been entered into by the Company within the two years prior to the date of this Application, or that must be signed by the Company at the latest by the close of this Offering, are the following:

  A Credit Agreement between Envoy Capital Group Inc., the Company, and Merus Labs dated May 12, 2011.

  An Exclusive License and Distribution Agreement between Merus Labs and Innocoll Pharmaceuticals Limited dated September 17, 2010.

  A Promotion and Marketing Services Agreement between Merus Labs and Brandbuild Inc. dated January 1, 2009 (agreement assigned to Merus Labs on June 3, 2011).

  An API Supply Agreement between Merus Labs and Axellia Pharmaceuticals ApS dated December 16, 2009 (agreement assigned to Merus Labs on June 3, 2011).

  A Distribution Services Agreement between Merus Labs and Accuristix dated November 7, 2007 (agreement assigned to Merus Labs on June 3, 2011).

  A Contract Manufacturing Agreement between Merus Labs and Norwich Pharmaceuticals, Inc. dated September 11, 2007 (agreement assigned to Merus Labs on June 3, 2011).

  A Pharmacovigilance Services Agreement between Merus Labs and CanReg Inc. dated October 16, 2007 (agreement assigned to Merus Labs on June 3, 2011).

  A Master Support Services Agreement between the Company and Methapharm Inc. dated July 1, 2011.

A copy of the above agreements may be viewed or will be available for review on SEDAR at www.sedar.com.

Experts

There are no persons or companies whose professional business gives authority to a statement made by the person or company who is named as having prepared or certified a part of this Information Circular or prepared or certified a report or valuation described in this Information Circular.

Other Material Facts

There are no material facts relating to the securities qualified for listing that have not been disclosed in this Information Circular.

Exemptions

Merus has not received any discretionary exemptions from any securities regulator or securities regulatory authority within the 12 month period preceding the date of the Information Circular.

INFORMATION CONCERNING ENVOY

The following is a summary of information concerning Envoy and should be read together with the more detailed information and financial data and statements contained elsewhere in this Information Circular.

Documents Incorporated by Reference

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Envoy at 30 St. Patrick St., Ste. 301, Toronto, Canada M5T 3A3, telephone (416) 593-1212. These documents are also available through the Internet on SEDAR, which can be accessed online at http://www.sedar.com.

The following documents, filed by Envoy with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Circular:

(a)	the annual information form (“AIF”) of Envoy filed on Form 20-F of the U.S. Securities and Exchange Commission for the financial year ended September 30, 2010;

(b)

the consolidated financial statements of Envoy, the notes thereto and the auditor’s report thereon for the financial year ended September 30, 2010, 2009 and 2008 together with the management’s discussion and analysis for such financial statements;

(c)

the interim unaudited consolidated financial statements of Envoy and the notes thereto for the three and nine month interim periods ended June 30, 2011 together with management’s discussion and analysis for such financial statements;

(d)	the management information circular of Envoy dated March 8, 2011 for the annual and special meeting of shareholders held on April 8, 2011;

(e)	the material change report dated February 11, 2011 relating to the completion of Envoy’s corporate restructuring;

(f)	the material change report dated April 20, 2011 relating to a plan to divest Envoy’s wholly-owned subsidiary, Watt International Inc. (“Watt”);

(g)	the material change report dated May 17, 2011 announcing Envoy’s $1.85 million bridge financing to Merus;

(h)	the material change report dated July, 14, 2011 announcing Envoy will not complete a division of the Envoy Shares;

(i)	the material change report dated September 30, 2011 announcing the completion of the sale of Watt;

(j)	the material change report dated October 11, 2011 announcing the Arrangement;

(k)	the material change report dated October 31, 2011 announcing the appointment of Joseph Rus as a director of Envoy; and

(l)	the material change report dated November 10, 2011 relating to the signing of the Arrangement Agreement.

A reference herein to this Information Circular also means any and all documents incorporated by reference in this Information Circular. Any document of the type referred to above, any material change reports (excluding confidential material change reports), any business acquisition reports, the content of any news release disclosing financial information for a period more recent than the period for which financial statements are required and certain other disclosure documents as set forth in Item 11.1 of Form 44-101F1 under National Instrument 44-101 filed by Envoy with the securities commissions or similar regulatory authorities in Canada after the date of this Information Circular and prior to the completion of the Arrangement shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Information Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Summary Description of Business

Envoy was incorporated under the laws of the Province of British Columbia as “Potential Mines Ltd.” in December 1973 and was continued under the laws of the Province of Ontario in December 1997. At Envoy’s annual general meeting held on March 30, 2007 the shareholders voted to amend the corporation’s articles of incorporation by changing its name to Envoy Capital Group Inc.

Envoy is engaged in providing merchant banking and financial services as well as equity and debt capital to small and mid-cap companies. The merchant banking division investments currently consist of a blend of professionally managed market diversified funds and direct investments in growth stage public companies. A certain portion of the portfolio is also invested in common shares of private companies. The merchant bank business earnings consist of both realized and unrealized gains in the market value of its investments, plus dividends and interest income.

Envoy’s primary investee companies will be publically listed companies or companies looking for capital as a bridge to the public market. Envoy’s business is primarily focussed on investing in public and private debt securities of, and making term loans (including bridge and mezzanine debt) to, issuers in a broad range of economic sectors, including energy, base and precious metals and other commodities, marketing services, media, manufacturing and real estate development, and issuers involved in exploration and development, and may also include financing other resource-related businesses and investing in public and private equity and quasi-equity securities. Envoy seeks to generate income primarily from its lending activities, while taking advantage of additional upside through equity participation in the companies to which it lends money.

Envoy’s merchant banking business compliments its bridge loan business by making equity investments in emerging companies as well as providing corporate financial services. Envoy’s mission is to build wealth and its investment strategy is to generate both yield and growth in a tax-efficient manner, while preserving capital. Envoy’s goal is to deliver superior returns on a consistent basis and to create value for its shareholders.

On September 30, 2011, Envoy announced that it completed the divestiture of its wholly-owned subsidiary, Watt. The sale of Watt represented an important step in Envoy’s ongoing plan to restructure the company through divestiture of all non-merchant banking assets. The sale was arm’s length and gross proceeds were C$2,200,000. Envoy expects that the sale of Watt will allow it to focus on building value through merchant banking. Envoy previously conducted its branding services through Watt which is one of the world’s leading brand strategy and design consultancies.

The head office of Envoy is located at 30 St. Patrick St., Ste. 301, Toronto, Canada M5T 3A3. Envoy may be reached by telephone at 416.593.1212 or by facsimile at 416.593.4434.

Intercorporate Relationships

The following chart sets out Envoy’s corporate structure, including all subsidiaries and their respective jurisdictions of incorporation:

Consolidated Capitalization

The following table sets forth Envoy’s consolidated capitalization as for the period indicated. This table should be read in conjunction with Envoy’s consolidated financial statements, including the accompanying notes, which are incorporated by reference in this Information Circular.

	Number of securities issued and outstanding as at June 30, 2011	Number of securities issued and outstanding as at the date of the Information Circular
Common Shares	8,028,377	8,028,377
Preferred Shares	Nil	Nil
Stock Options Granted and Outstanding	Nil	750,000
Warrants	Nil	Nil

No Envoy Options or Envoy Warrants were issued and outstanding as at June 30, 2011.

Description of Securities Distributed

Common Shares

The authorized capital of Envoy consists of an unlimited number of Envoy Shares. As of the close of business on November 10, 2011, 8,028,377 Envoy Shares were issued and outstanding.

Each Envoy Share carries the right for the holder thereof to receive notice of, attend and vote at any general meeting of Envoy. Each Envoy Share carries one vote. Holders of Envoy Shares are entitled to such dividends as may be declared by the Envoy Board from time to time and are entitled to participate in the liquidation, dissolution or winding up of Envoy, or other distribution of its assets, pro rata based on the number of Envoy Shares held by them.

Dividend Policy

Although the Envoy Board is permitted to declare dividends on the common shares from time to time out of available proceeds, it is the current policy of the Envoy Board to reinvest any profits in the development and advancement of Envoy’s business. No dividends have been declared on the Envoy Shares in the three most recently completed financial years.

Directors and Executive Officers

The following table lists the name, place of residence and principal function of each officer and director of Envoy for the last five years, and if a director, the years in which such individual became a member of the Envoy Board and the number of Envoy Shares of which each is the beneficial owner, directly or indirectly, or over which each has control or influence. The directors of Envoy are in office until the next annual meeting of shareholders:

Name and Municipality of Residence	Position Held Within Envoy	Date Started as Director	Common Shares Held(1)
Robert S. Pollock Toronto, Ontario	Chief Executive Officer and Director	February 10, 2011	1,200,000 (14.95%)
Andrew Patient Oakville, Ontario	Chief Financial Officer	N/A	32,000 (0.4%)
David D. Guebert(2) Calgary, Alberta	Director	February 10, 2011	40,000 (0.5%)
John K. Campbell(2) Vancouver, British Columbia	Director	February 10, 2011	100,000 (1.25%)
Timothy G. Sorensen(2) Toronto, Ontario	Director	February 10, 2011	325,000 (4.05%)
Joseph Rus Oakville, Ontario	Director	October 31, 2011	Nil

(1)

The information as to Envoy Shares beneficially owned or over which the above-named individuals exercise control or direct and the foregoing information is not within the knowledge of Envoy and has been furnished by each of those named above nominees individually. The percentage is based on 8,028,377 Envoy Shares issued and outstanding as of November 10, 2011.

(2)	Member of the Audit Committee of Envoy.

Robert S. Pollock — Chief Executive Officer and Director

Mr. Pollock is a director and Chief Executive Officer of Primary Corp. (TSX: PYC), a natural resource lending company, and a director and Chief Executive Officer of Primary Capital Inc., an exempt market dealer. He served as Senior Vice President of Quest Capital Corp. from September 2003 to October 2006. He was formerly Vice President – Investment Banking at Dundee Securities Corporation and has 15 years of experience in the Canadian capital markets with specific experience in merchant banking, institutional sales and investment banking. Mr. Pollock holds an MBA from St. Mary’s University (1993) and a BA from Queen’s University (1991).

Mr. Pollock’s principal occupations during the five preceding years are as follows: since February 10, 2011, he has been the Chief Executive Officer and a Director of Envoy. Since August 2008, he has been the Director and Chief Executive Officer of Primary Corp. and since July 2008 he has been Director and Chief Executive Officer of Primary Capital Inc. From September 2003 to October 2006 he served as Senior Vice President of Quest Capital Corp.

Andrew Patient — Chief Financial Officer

Mr. Patient joined Envoy in 2001, initially serving as controller at Envoy’s former wholly-owned subsidiary, Watt International Inc. In February 2006, Mr. Patient moved to the corporate head office in the role of Director of Finance, responsible for all aspects of Envoy’s financial reporting. Prior to joining Envoy, Mr. Patient spent six years at BDO Dunwoody LLP in Canada and five years in financial roles at start-up internet technology companies in San Diego, CA. Mr. Patient was appointed President and Chief Executive Officer of Envoy on December 22, 2009. Mr. Patient ceased to serve as President and Chief Executive Officer of Envoy on February 10, 2011 and has since served as Envoy’s Chief Financial Officer. Mr. Patient holds a Bachelor of Accounting degree from Brock University and served as President, Chief Executive Office, Chief Financial Officer and director of Sereno Capital Corp., a capital pool corporation listed on the TSX Venture Exchange from 2008 to 2011.

David D. Guebert — Director

Mr. Guebert is a chartered accountant and certified public accountant with over 30 years of experience in finance and accounting, 20 of which were served as chief financial officer of public and private companies in the resource and technology sectors. He is currently the Chief Financial Officer of Primary Corp., a merchant banking company. He is also is the Chief Financial Officer of Cell-Loc Location Technologies Inc., a wireless location technology company. Mr. Guebert holds a B.Comm. from the University of Saskatchewan (1979).

Mr. Guebert’s principal occupations during the five preceding years are as follows: Since 2007 he has been Chief Financial Officer of Primary Corp. and since 2004 has been Chief Financial Officer of Cell-Loc Location Technologies Inc. Since 2010 he has also been a director of Advitech Inc., a biotech company.

John K. Campbell — Director

Mr. Campbell has been actively involved in the mining industry since the 1950s. He is currently a director of Primary Corp. and previously served as the president of Primary Corp.’s predecessor, Trans America Industries. Notable projects which he has been involved in include production oversight of Noranda’s 2,000 ton per day iron ore mine on Vancouver Island. Additionally, under his direction, the Burnt Timber gold deposit in Manitoba was discovered and the Agua Blancas iodine property in Chile was developed to feasibility by Atacama Minerals. Mr. Campbell holds a law degree from the University of British Columbia (1960).

Mr. Campbell’s principal occupation during the five preceding years is as follows: From 1985 to 2008, Mr. Campbell served as President of Trans-America Industries (a predecessor to Primary) Since 2008, he has been the President of Teslin Mines Ltd.

Timothy G. Sorensen — Director

Mr. Sorensen is a Director and the President of Primary Capital Inc., an exempt market dealer. He recently joined Primary Capital from Macquarie Capital Markets Canada where he served as Divisional 7 Director Head of Institutional Sales. Mr. Sorensen has over 14 years of capital markets experience in institutional sales and equity analysis. He has a CFA designation and holds an MBA (1996) and B.Comm (1995) both from the University of Windsor.

Mr. Sorensen’s principal occupation during the five preceding years is as follows: he has been President of Primary Capital Inc. since November 2010. From January 2008 until September 2010, he was the Divisional Director Head of Institutional Sales of Macquarie Capital Markets Canada and prior to that, he was an institutional sales person from 2004 to 2008 with Orion Financial Inc., which became Macquarie Group in 2007.

Joseph Rus — Director

Mr. Joseph Rus was appointed Director of Envoy on October 31, 2011. Prior to his appointment, Mr. Rus joined Shire Pharmaceuticals in 1999, following 25 years of experience with two major Pharmaceutical Companies (Warner Lambert & Hoffmann-la Roche) in both Canadian and Global assignments. In 2002, Mr. Rus returned to the U.K. as head of Shire’s International Operations (all countries except the USA). Since that time Mr. Rus also served on Shire’s Executive Committee as well as the Portfolio Review Committee. In 2006, Mr. Rus was charged with the responsibility of establishing affiliates in the increasingly important emerging markets, and by 2009 affiliates were open in Brazil, Mexico, Argentina, Russia, Australia and Japan.

Mr. Rus is a Canadian citizen who received his education in Romania and is a graduate of the Executive Marketing Program at the University of Western Ontario in London, Ontario, as well as the International Program at the Institute of Management and Development of the University of Lausanne in Switzerland.

Other Reporting Issuer Experience

The following table sets out the directors and officers of Envoy that are, or have been within the last five years, directors, officers or promoters of other issuers that are or were reporting issuers in any jurisdiction:

Name	Name of Reporting Issuer	Name of Exchange or Market (if applicable)	Position	From	To
Robert S. Pollock	Primary Corp.	TSX	Chief Executive Officer and Director	08/2008	Present
	INV Metals Inc.	TSX	Director	3/2006	Present
	Quest Capital Corp.	TSX	Senior Vice President	09/2003	10/2006
	Caspian Energy Inc.	TSXV	Director	09/2004	06/2010
	Fireswirl Technologies Inc.	TSXV	Director	09/2005	01/2008
	Arapaho Capital Corp.	TSXV	Director	11/2008	10/2009
David D. Guebert	Botaneco Corp.	TSXV	Director	09/2010	Present
	Primary Corp.	TSX	Chief Financial Officer	08/2008	Present
	Cell-Loc Location Technologies Inc.	TSXV	Chief Financial Officer	05/2005	Present
John K. Campbell	Primary Corp.	TSX	Director	06/2008	Present
	American Natural Energy Inc.	TSXV	Director	04/2001	11/2010
	AMG Oil Ltd.	OTCBB	Director	03/2006	07/2009
	Exmin Resources Inc.	TSXV	Director	04/2005	07/2008
	Gleichen Resources Ltd.	TSXV	Director	04/2007	06/2009
			President	04/2007	06/2008
Joseph Rus	Bellus Health Inc.	TSX	Director	06/2009	Present
	Adaltis Inc.	N/A	Director	11/2004	09/2008

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as described below, no director or executive officer of Envoy is at the date of this Information Circular, or within the 10 years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company that (i) was subject to an order that was issued while such director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after such director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

John K. Campbell was a director of American Natural Energy Corp. (“American”) from April 2000 to November 2010. In June 2003, each of the l’Autorite des marches financiers (“AMF”), the British Columbia Securities Commission (“BCSC”) and the Manitoba Securities Commission issued cease trade orders against American for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded in August and September 2003. Subsequently, during the period between May 2007 and March 2008, each of the BCSC, the Ontario Securities Commission, the Alberta Securities Commission and the AMF issued cease trade orders against American for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded in October 2008.

No director or executive officer of Envoy, or any shareholder holding sufficient number of securities of Envoy to affect materially the control of Envoy, (i) was as at the date of this Information Circular, or within the 10 years prior to the date hereof has been, a director or executive officer of any company, including Envoy, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact; or (ii) has, within 10 prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of Envoy, or any shareholder holding sufficient number of securities of Envoy to affect materially the control of Envoy, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Envoy are subject in connection with the operations of Envoy since they also devote part of their respective work time to other companies. Conflicts, if any, will be subject to the procedures and remedies as provided under the Business Corporations Act (Ontario). Envoy believes it has put in place adequate corporate governance policies to identify and manage such potential conflicts of interest.

Prior Sales

Envoy has not issued any securities in the 12 month period before November 10, 2011.

Trading Price and Volume

Envoy Shares are listed on the TSX under the symbol “ECG”. The following table sets forth certain trading information for the Envoy Shares on the TSX for the 12 month period before the date of this Information Circular.

Month	High $	Low $	Volume
2010
November	0.81	0.94	28,920
December	0.95	0.80	491,987
2011
January	1.13	0.87	187,953
February	1.89	1.03	1,980,450
March	1.72	1.53	310,778
April	1.62	1.56	9,150
May	1.86	1.46	5,034
June	2.02	1.75	43,736
July	1.99	1.65	128,435
August	1.86	1.55	2,882
September	1.85	1.66	69,569
October	2.00	1.62	90,183
November 1-8	2.38	2.00	1,700

The last closing price of the Envoy Shares on the TSX immediately before the announcement of the Arrangement was $1.68. The closing price of the Envoy Shares on the TSX on November 8, 2011 was $2.15.

Experts

There are no persons or companies whose professional business gives authority to a statement made by the person or company who is named as having prepared or certified a part of this Information Circular or prepared or certified a report or valuation described in this Information Circular.

Other Material Facts

There are no material facts relating to the securities qualified for listing that have not been disclosed in this Information Circular.

MATTERS TO BE APPROVED AT THE MEETINGS

Approval of the Continuation

At the Envoy Meeting, the Envoy Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Continuation Resolution, the full text of which is set forth in Appendix A to this Information Circular. For a description of the Continuation, see “The Continuation”.

The board of directors of Envoy have concluded that the Continuation is in the best interests of Envoy and the Envoy Shareholders. Accordingly, the board of directors of Envoy recommend that the Envoy Shareholders vote IN FAVOUR of the Continuation Resolution. The management representatives named in the attached form of proxy intend to vote the Envoy Shares represented by such proxy IN FAVOUR of the approval of the Continuation Resolution unless a Shareholder specifies in the proxy that their Envoy Shares are to be voted against the approval of the Continuation Resolution.

Approval of the Consolidation

At the Envoy Meeting, the Envoy Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Consolidation Resolution, the full text of which is set forth in Appendix A to this Information Circular. For a description of the Consolidation, see “The Consolidation”.

The board of directors of Envoy have concluded that the Consolidation is in the best interests of Envoy and the Envoy Shareholders. Accordingly, the board of directors of Envoy recommend that the Envoy Shareholders vote IN FAVOUR of the Consolidation Resolution. The management representatives named in the attached form of proxy intend to vote the Envoy Shares represented by such proxy IN FAVOUR of the approval of the Consolidation Resolution unless a Shareholder specifies in the proxy that their Envoy Shares are to be voted against the approval of the Consolidation Resolution.

Approval of the Arrangement

At the Meetings, the Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Arrangement Resolution, the full text of which is set forth in Appendix A to this Information Circular. For a description of the Arrangement, see “The Arrangement”.

The board of directors of Merus and Envoy have concluded that the Arrangement is in the best interests of Merus and Envoy, respectively, and the Shareholders. Accordingly, the board of directors of Merus and Envoy recommend that the Shareholders vote IN FAVOUR of the Arrangement Resolution. The management representatives named in the attached form of proxy intend to vote the Merus Shares or Envoy Shares, as applicable, represented by such proxy IN FAVOUR of the approval of the Arrangement Resolution unless a Shareholder specifies in the proxy that their Merus Shares or Envoy Shares, as applicable, are to be voted against the approval of the Arrangement Resolution.

Merus Annual General Meeting

Ratify Appointment of Auditors

At the Merus Meeting, Merus Shareholders will be asked to ratify for the appointment of Saturna Group as auditor of Merus for the fiscal years ending May 31, 2011, May 31, 2010, and May 31, 2009.

Saturna Group was first appointed as auditor of the Company in November 2, 2009.

Management recommends the ratification of Saturna Group as auditor of Merus for the fiscal years ending May 31, 2011, May 31, 2010, and May 31, 2009.

Appointment of Auditors

At the Merus Meeting, the Merus Shareholders will be asked to vote for the appointment of Saturna Group to serve as auditor of Merus for the fiscal year ending May 31, 2012, at a remuneration to be fixed by the Board.

Management recommends the appointment of Saturna Group to serve as auditor of Merus for the fiscal year ending May 31, 2012.

Election of Directors

At present, the directors of Merus are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with Merus’ Articles or until such director’s earlier death, resignation or removal. Merus’ current Board consists of Ahmad Doroudian, Penny Green, Ali Moghaddam, Donald Sheldon, and Bob Mehr.

Management of Merus proposes to nominate all of the current directors for election by the Merus Shareholders as directors of Merus to hold office until the next annual meeting. See “Information Concering Merus — Directors and Executive Officers”. Upon completion of the Arrangement, Merus will cease to exist as a separate entity and the directors of Amalco will be as set out in the Plan of Arrangement.

Management recommends the approval of each of the nominees for election as director of Merus for the ensuing year.

Other Business

Management of Merus or Envoy is not aware of any other matters to come before the Meetings other than those set out in the Notice of Meetings. If other matters come before either of the Meetings, it is the intention of the individuals named in the applicable form of proxy to vote the same in accordance with their best judgement.

GENERAL MATTERS

Expenses of the Arrangement

The aggregate costs to be incurred relating to the Arrangement, including without limitation, agent fees, accounting and legal fees, fees relating to the Fairness Opinion, the TSX and NASDAQ fees, the preparation and printing of this Information Circular and other out-of-pocket costs associated with the Meetings, excluding severance, are estimated to be approximately $300,000. Each of the Parties will bear its own costs and expenses in connection with the transactions contemplated by the Arrangement.

Indebtedness of Directors and Executive Officers

No current or former director, executive officer or employee, or associate of any such person is, or at any time during the financial year ended May 31, 2011 has been indebted to Merus or any of its subsidiaries.

No current or former director, executive officer or employee, or associate of any such person is, or at any time during the financial year ended September 30, 2011 has been indebted to Envoy or any of its subsidiaries.

No indebtedness of any current or former director, executive officer or employee, or associate of any such person is, or at any time during the financial year ended May 31, 2011 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Merus or any of its subsidiaries.

No indebtedness of any current or former director, executive officer or employee, or associate of any such person is, or at any time during the financial year ended September 30, 2011 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Envoy or any of its subsidiaries.

Interests of Informed Persons in Material Transactions

Except as otherwise disclosed herein, no: (a) director, nominee for director, or executive officer of Merus; (b) person or company who beneficially owns, or controls or directs, directly or indirectly, common shares of Merus, or a combination of both carrying more than 10% of the voting rights attached to the common shares outstanding (any of these being an Insider); (c) director or executive officer of an Insider; or (d) associate or affiliate of any Insider, has had any material interest, direct or indirect, in any transaction since the commencement of either Merus’ most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Merus or any of its subsidiaries, except with an interest arising from the ownership of common shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the common shares.

Except as otherwise disclosed herein, no: (a) director, nominee for director, or executive officer of Envoy; (b) person or company who beneficially owns, or controls or directs, directly or indirectly, common shares of Envoy, or a combination of both carrying more than 10% of the voting rights attached to the common shares outstanding (any of these being an Insider); (c) director or executive officer of an Insider; or (d) associate or affiliate of any Insider, has had any material interest, direct or indirect, in any transaction since the commencement of either Envoy’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Envoy or any of its subsidiaries, except with an interest arising from the ownership of common shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the common shares. See “Interests of Certain Persons or Companies in the Arrangement.”

Interests of Experts

Except as otherwise disclosed herein, none of the experts hired by Merus or Envoy have any material interest, direct or indirect, by way of beneficial ownership in Merus or Envoy.

Other Material Facts

There are no material facts relating to Merus, Envoy or the proposed Arrangement other than as disclosed in this Information Circular.

OTHER MATTERS

Management of Merus and Envoy knows of no other matters to come before either of the Meetings other than those referred to in the Notice of the Meetings. However, if any other matters which are not known to the management of Merus or Envoy properly come before the Meetings, the form of proxy given pursuant to the solicitation by management of Envoy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to Merus and Envoy is available on SEDAR at www.sedar.com.

Merus Shareholders may contact Merus to request copies of Merus’ Financial Statements and the Management’s Discussion & Analysis (MD&A). These documents are also available on Merus’ website.

Financial information is provided in Merus’ Financial Statements and MD&A for its most recently completed financial year, both of which are filed on SEDAR and can be viewed at www.sedar.com.

Envoy Shareholders may contact Merus to request copies of Envoy’s Financial Statements and the Management’s Discussion & Analysis (MD&A). These documents are also available on Envoy’s website.

Financial information is provided in Envoy’s Financial Statements and MD&A for its most recently completed financial year, both of which are filed on SEDAR and can be viewed at www.sedar.com.

DIRECTORS’ APPROVAL

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors of Merus.

By Order of the Board of Directors

“Ahmad Doroudian”

Ahmad Doroudian
Chief Executive Officer and Director

Vancouver, Canada
November 10, 2011

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors of Envoy.

By Order of the Board of Directors

“Robert Pollock”

Robert Pollock
Chief Executive Officer and Director

Toronto, Canada
November 10, 2011

Auditor’s Consent

We have read the joint management information circular of Envoy Capital Group Inc. (the "Company) dated November 10, 2011relating to the proposed plan of arrangement concerning the proposed amalgamation of the Company and Merus International Labs Inc. (the “Information Circular”) We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use, through incorporation by reference, in the above-mentioned Information Circular, of our Report of Independent Registered Public Accounting Firm to the shareholders of the Company on the consolidated balance sheets as at September 30, 2010 and 2009; and the consolidated statements of operations, comprehensive loss, cash flows and shareholders’ equity for each of the years in the two year period ended September 30, 2010. Our report is dated November 26, 2011.

Yours very truly,

MNP LLP

Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
November 10, 2011

ACCOUNTING › CONSULTING › TAX 701 − 85 RICHMOND STREET WEST, TORONTO, ON M5H 2C9 P: 416.596.1711 F: 416.596.7894 mnp.ca

AUDITORS’ CONSENT

We have read the joint management information circular of Merus Labs International Inc. (“Merus”) and Envoy Capital Group Inc. (“Envoy”) dated November 10, 2011 concerning the merger of Merus and Envoy. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the inclusion of our report to the shareholders of Merus on the consolidated balance sheet of Merus as at September 30, 2011 and the related consolidated statement of operations, comprehensive loss, deficit, and cash flows for the year then ended. Our report is dated November 9, 2011.

We also consent to the incorporation by reference in the above-mentioned information circular of our report to the shareholders of Merus on the consolidated balance sheets of Merus as at May 31, 2011 and 2010 and the related consolidated statements of operations, comprehensive loss, deficit, and cash flows for the years then ended. Our report is dated August 15, 2011, with the exception of Note 14 which is as of November 1, 2011.

/s/ SATURNA GROUP CHARTERED ACCOUNTANTS LLP

Saturna Group Chartered Accountants LLP

Vancouver, Canada

November 10, 2011

APPENDIX A
ARRANGEMENT RESOLUTION, CONTINUATION RESOLUTION,
AND CONSOLIDATION RESOLUTION

FOR MERUS SHAREHOLDERS

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

the arrangement (the “ Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) substantially as set forth in the plan of arrangement (the “Plan of Arrangement”) attached as Appendix I to the arrangement agreement (the “Arrangement Agreement”) dated November 9, 2011 between Merus International Labs Inc. (“Merus”) and Envoy Capital Group Inc. (“Envoy”), which is attached to the Joint Management Information Circular (the “Information Circular”) of Merus and Envoy dated November 10, 2011 is hereby authorized, approved and adopted;

2.

the Plan of Arrangement and the Arrangement Agreement and all the transactions contemplated therein and the actions of the directors of Merus in approving the Arrangement Agreement and the Plan of Arrangement and any amendments thereto is hereby confirmed, ratified and approved;

3.

Merus be, and is hereby, authorized to apply for a final order from the Supreme Court of British Columbia (the “Final Order”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as the same may be or have been modified or amended and as described in the Information Circular);

4.

notwithstanding that this special resolution has been duly passed and/or has received the approval of the Supreme Court of British Columbia, the directors of Merus may, without further notice to or approval of the holders of Merus common shares or other interested or affected parties, subject to the terms of the Arrangement Agreement, (i) amend or terminate the Arrangement Agreement or the Plan of Arrangement, (ii) decide not to proceed with the Arrangement or the Plan of Arrangement, or (iii) revoke this special resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the BCBCA;

5.

any officer or director of Merus is hereby authorized and directed for, and on behalf of, Merus to execute, under the seal of Merus or otherwise, to file the Final Order with, and to deliver such other documents as are necessary or desirable to, the Registrar under the BCBCA in accordance with the Arrangement Agreement; and

6.

any officer or director of Merus is hereby authorized and directed for and on behalf of Merus to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution, including the transactions contemplated by the Plan of Arrangement and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

FOR ENVOY SHAREHOLDERS

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

the arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) substantially as set forth in the plan of arrangement (the “Plan of Arrangement”) attached as Appendix I to the arrangement agreement (the “Arrangement Agreement”) dated November 9, 2011 between Merus International Labs Inc. (“Merus”) and Envoy Capital Group Inc.

(“Envoy”), which is attached to the Joint Management Information Circular (the “Information Circular”) of Merus and Envoy dated November 10, 2011 is hereby authorized, approved and adopted;

2.

the Plan of Arrangement and the Arrangement Agreement and all the transactions contemplated therein and the actions of the directors of Envoy in approving the Arrangement Agreement and the Plan of Arrangement and any amendments thereto is hereby confirmed, ratified and approved;

3.

Envoy be, and is hereby, authorized to apply for a final order from the Supreme Court of British Columbia (the “Final Order”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as the same may be or have been modified or amended and as described in the Information Circular);

4.

notwithstanding that this special resolution has been duly passed and/or has received the approval of the Supreme Court of British Columbia, the directors of Envoy may, without further notice to or approval of the holders of Envoy common shares or other interested or affected parties, subject to the terms of the Arrangement Agreement, (i) amend or terminate the Arrangement Agreement or the Plan of Arrangement, (ii) decide not to proceed with the Arrangement or the Plan of Arrangement, or (iii) revoke this special resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the BCBCA;

5.

any officer or director of Envoy is hereby authorized and directed for, and on behalf of, Envoy to execute, under the seal of Envoy or otherwise, to file the Final Order with, and to deliver such other documents as are necessary or desirable to, the Registrar under the BCBCA in accordance with the Arrangement Agreement; and

6.

any officer or director of Envoy is hereby authorized and directed for and on behalf of Envoy to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution, including the transactions contemplated by the Plan of Arrangement and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

CONTINUATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

Envoy continue as a corporation under and in accordance with the Business Corporations Act (British Columbia) (the “BCBCA”) and any officer or director of Envoy is hereby authorized and directed for and on behalf of Envoy to make an application to the Ontario Registrar of Corporations for a certificate of discontinuance in accordance with section 181 of the Business Corporations Act (Ontario) (the “OBCA”) and to execute and deliver such other documents as are necessary or desirable to the Ontario Registrar of Corporations under the OBCA to carry out the foregoing.

2.

Any officer or director of Envoy is hereby authorized and directed for and on behalf of Envoy to apply to the director under the OBCA for the continuance of Envoy, and to execute and deliver such other documents as are necessary or desirable to the Registrar under the BCBCA or the Ontario Registrar of Corporations under the OBCA to carry out the foregoing.

3.

The directors of Envoy are authorized, in their discretion, to abandon the application for continuation of Envoy under the BCBCA without further approval, ratification or confirmation by the shareholders of Envoy.

4.

Any officer or director of Envoy is hereby authorized and directed for and on behalf of Envoy to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

CONSOLIDATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.           the Articles of Envoy be amended to consolidate the issued and outstanding common shares of Envoy by issuing one (1) common share of Envoy for every three (3) common shares of Envoy currently issued, or such other ratio as determined by the board of directors of Envoy but such ratio shall not result in any consolidation greater than one (1) common share of Envoy for every three (3) common shares of Envoy;

2.           no fractional common shares of Envoy shall be issued in connection with the consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon such consolidation, the number of common shares of Envoy to be received by such shareholder shall be rounded down to the next lower whole number of common shares;

3.           in connection with such potential consolidation, Envoy be and is hereby authorized to change its name to a name determined by the board of directors and acceptable to securities regulatory authorities having jurisdiction;

4.           any one director or officer of Envoy be and is hereby authorized, for and on behalf of Envoy, to execute and deliver, or cause to be delivered, articles of amendment of Envoy, as required pursuant to the Business Corporations Act (Ontario), and to do all such other acts or things necessary or desirable to implement, carry out and give effect to the said consolidation; and

5.           the directors of Envoy are hereby authorized, in their discretion, to revoke this special resolution or any portion thereof before it is acted upon without further approval or authorization of the shareholders of Envoy.”

APPENDIX B
ARRANGEMENT AGREEMENT

B-1

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT made as of the 9 day of November, 2011.

BETWEEN:

ENVOY CAPITAL GROUP INC., a corporation existing under the Ontario Business Corporations Act

(“ENVOY”)

AND:

MERUS LABS INTERNATIONAL INC., a corporation existing under the British Columbia Business Corporations Act

(“MERUS”)

WHEREAS:

A.          Envoy and Merus have agreed to proceed with a proposed transaction by way of Plan of Arrangement (as hereinafter defined) whereby, among other things, Merus and Envoy will amalgamate; and

B.          Merus and Envoy propose to have the their respective shareholders consider the Arrangement on the terms set forth in the Plan of Arrangement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties hereto, the Parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1        DEFINITIONS

In this Agreement, including the recitals and the schedules hereto, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)	“Agreement” means this arrangement agreement, including the appendices attached hereto, as supplemented or amended from time to time;

(b)	“Amalco” means the successor to Envoy and Merus under the BCBCA following the effectiveness of the Arrangement contemplated hereby;

(c)	“Amalco Shares” means common shares in the capital of Amalco;

(d)

“Arrangement” means the arrangement pursuant to the provisions of Section 288 of the BCBCA to be undertaken on the terms set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance with this Agreement, the Plan of Arrangement or at the direction of the Court;

(e)

“Arrangement Resolution” means the special resolution approving the Arrangement and the transactions contemplated thereunder, to be approved at the Meetings by the Merus Shareholders and Envoy Shareholders;

(f)	“BCBCA” means the British Columbia Business Corporations Act, S.B.C. 2002, c. 57, and the regulations made under that enactment, as amended;

(g)	“Business Day” means any day other than a Saturday, Sunday, a federal holiday in Canada or a day other than a day on which banks are not open for business in Vancouver, British Columbia;

(h)	“Charter Documents” means the notice of articles, the articles, the by-laws or other constating documents of a corporation;

(i)	“Circular” means the joint management information circular of Merus and Envoy to be prepared and sent to the Merus Shareholders and Envoy Shareholders in connection with the Meetings

(j)	“Consolidation” means the consolidation of the Envoy Shares as determined by Envoy’s board of directors but in no event shall be greater than one new Envoy Share for every three Envoy Shares;

(k)	“Consolidation Resolution” means the special resolution of the Envoy Shareholders approving the Consolidation;

(l)	“Continuation” means the proposed continuation of Envoy into British Columbia pursuant to section 303of the BCBCA;

(m)	“Continuation Resolution” means the special resolution of the Envoy Shareholders approving the Continuation;

(n)	“Court” means the Supreme Court of British Columbia;

(o)	“EDGAR” means Electronic Data Gathering, Analysis, and Retrieval system, established by the SEC;

(p)

“Effective Date” means the date on which the Final Order together with this Plan of Arrangement, and such other documents as are required to be filed under the BCBCA to give effect to the Arrangement, have been accepted for filing by the Registrar under the BCBCA giving effect to the Arrangement or such later date as determined by the board of directors of Merus or as specified by the Court;

(q)

“Encumbrance” means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, hypothecs, title defects, options or adverse claims or encumbrances of any kind or character whatsoever;

(r)	“Envoy” means Envoy Capital Group Inc., a corporation existing under the OBCA;

(s)	“Envoy Disclosure Documents” means all documents filed by Envoy on SEDAR and EDGAR up to the date of this Agreement;

(t)

“Envoy Financial Statements” means the audited financial statements of Envoy for the fiscal year ended September 30, 2010 and the unaudited financial statements of Envoy for the nine month period ended June 30, 2011;

(u)	“Envoy Shareholders” means the holders of Envoy Shares at the applicable time;

(v)	“Envoy Shares” means the common shares in the capital of Envoy;

(w)	“Envoy Units” means units of Envoy consisting of one Envoy Share and one half of one Envoy Warrant;

(x)

“Envoy Warrant” means the warrants of Envoy to be issued pursuant to the Private Placement, which entitle the holder to purchase one additional Envoy Share at an exercise price of no less than $3.00 per Envoy Share for a period of two years and is required to be exercised if the closing price of the Envoy Shares or Amalco Shares on the TSX is at or above $4.00 for thirty consecutive days;

(y)	“Final Order” means the final order of the Court approving the Arrangement pursuant to the BCBCA;

(z)	“Foreign Private Issuer” is as defined by Rule 405 promulgated under the U.S. Securities Act;

(aa)

“GAAP” means generally accepted accounting principles in effect in Canada, including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants, including, as applicable, International Financial Reporting Standards;

(bb)

“Governmental Entity “ means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasigovernmental or private body, including any tribunal, commission, stock exchange, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(cc)	“Interim Order” means the interim order of the Court made pursuant to the application therefor contemplated by Sections 2.1(a) and 4.5 hereof;

(dd)

“law” or “laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, bylaws, statutory rules, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such laws and in the context that refers to one or more Persons, means that such laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking or securities;

(ee)

“Material Adverse Change” or “Material Adverse Effect” means an effect that is, or would reasonably be expected to be, materially adverse to the affairs, business, operations, prospects, cash flows, results of operations, assets, capitalization, condition (financial or otherwise), licenses, permits, properties, concessions, rights, liabilities (contingent or otherwise), privileges (whether contractual or otherwise) of a Party and its subsidiary considered on a consolidated basis, provided that a Material Adverse Effect shall not include an effect that arises or results from: (i) the announcement of the transactions contemplated by the Arrangement or the Agreement; (ii) any change in GAAP or the application of, or conversion to, International Financial Reporting Standards; (iii) any change in the market prices or trading volume of any securities of such Party; (iv) conditions affecting the pharmaceutical industry generally, in jurisdictions in which such Party carries on business, provided that such conditions or changes do not have a materially disproportionate effect on such Party relative to other comparable companies; (v) general economic, financial, currency exchange, securities or market conditions in Canada or elsewhere provided that such conditions or changes do not have a materially disproportionate effect on such Party relative to other comparable companies; or (vi) any action or inaction taken by such Party to which the other Party consented in writing;

(ff)	“Material Event” means:

(i)

any change in the business or financial condition of a Party which in the sole judgement of the other Party, acting reasonably, has or may have material adverse significance with respect to the value of the Party;

(ii)

a tender or exchange for some or all of the shares of a Party is made or publicly proposed to be made by another Person or has been publicly disclosed or a Party shall have learned that the shares held by any shareholder of the Party, who holds more than 10% of the issued and outstanding shares of the Party at such date, shall have been acquired or agreed to be acquired by another Person or by Persons acting jointly or in concert therewith;

	(iii)	except as set forth herein, an event whereby a Party shall have:

A.

issued or authorized, or proposed the issuance of: (1) any shares of capital stock of any class; (2) any securities convertible into, rights, warrants or options to acquire, any such shares; (3) other convertible securities, except the issuance of common shares in respect of currently issued and outstanding stock options of Merus and Envoy, as the case may be;

		B.	issued or authorized or proposed the issuance of any other securities in respect of, in lieu of, or in substitution for, all or any of the presently outstanding shares;

C.	declared or paid any dividend on or distributed any shares of its capital stock or redeemed or repurchased any issued shares; or

D.

authorized or proposed or announced its intention to propose any merger, consolidation or business combination transaction, shareholder rights protection plan or similar matters, acquisition or disposition of assets or material change in its capitalization or settled or forgiven any indebtedness or made a change in any terms of employment or compensation of any person, director or officer or grant any bonus to such Persons or created, assumed or increased any indebtedness, or created or assumed any encumbrance on the business, assets or operation of a Party, or any comparable event not in the ordinary course of business;

(iv)	any halt, suspension of, or cease trading in, securities of a Party;

(v)

the existence of any threatened, instituted or pending action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other Person which materially and adversely affects a Party, directly or indirectly other than as previously disclosed by one Party to the other; and

(vi)

any contractual obligation, liability or expense out of the ordinary course of business, which for purposes hereof, shall not include any contractual obligation, liability or expense related to the Arrangement by a Party in excess of $25,000;

(gg)	“Material Fact” has the meaning ascribed to it in the British Columbia Securities Act;

(hh)

“Meetings” means the annual general and special meeting of the Merus Shareholders and the special meeting of the Envoy Shareholders to be held to consider, among other matters, the Arrangement, and any adjournment or postponement thereof;

(ii)	“Merus” means Merus Labs International, Inc., a corporation existing under the BCBCA;

(jj)	“Merus Disclosure Documents” means all documents filed by Merus on SEDAR up to the date of this Agreement;

(kk)

“Merus Financial Statements” means the audited financial statements of Merus for the fiscal year ended May 31, 2011 and the unaudited financial statements of Merus for the three month period ended August 31, 2011 and audited financial statements of Merus for the twelve month period ended September 30, 2011;

(ll)	“Merus Shareholders” means the holders of Merus Shares at the applicable time;

(mm)	“Merus Shares” means the common shares in the capital of Merus;

(nn)	“Notice of Dissent” means a notice given in respect of the dissent rights of the Shareholders as contemplated in the Interim Order and as described in the Plan;

(oo)	“OBCA” means the Ontario Business Corporations Act, R.S.O. 1990, c B.16, and the regulations made under that enactment, as amended;

(pp)	“Parties” means Merus and Envoy;

(qq)	“Party” means either of Merus or Envoy;

(rr)

“Person” means a natural person, partnership, limited partnership, limited liability partnership, estate, body corporate, limited liability company, unlimited liability company, joint stock company, trust, estate, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning;

(ss)

“Plan of Arrangement” means the plan of arrangement attached as Appendix I hereto as amended, modified or supplemented from time to time in accordance with the provisions of this Agreement, the Plan of Arrangement or at the direction of the Court;

(tt)

“Private Placement” means the private placement to be completed by Envoy consisting of the sale of up to 4,500,000 Envoy Units at a minimum price of $2.00 and no less than such number of units as is required in order that Envoy Shareholders, upon completion of the Arrangement, receive more Amalco Shares than the Merus Shareholders;

(uu)	“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA;

(vv)	“SEC” means the United States Securities and Exchange Commission;

(ww)	“SEDAR” means the System for Electronic Document Analysis and Retrieval, established by the Canadian Securities Administrators;

(xx)

“Special Resolution” means a resolution passed by a majority of not less than two-thirds of the votes cast by the Merus Shareholders or Envoy Shareholders in respect of such resolution at the Meetings;

(yy)

“subsidiary” or “Subsidiaries” means, with respect to a specified body corporate, a body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of directors thereof, whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a subsidiary;

(zz)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(aaa)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(bbb)	“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

(ccc)

“Tax Returns” means all returns, reports, declarations, elections statements, bills, schedules, forms or written information of, or in respect of, Taxes that are, or are required to be, filed with or supplied to any Governmental Entity;

(ddd)	“Taxes” means any and all domestic and foreign federal, state, provincial, municipal, school and local taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Entity, including Canada Pension Plan and provincial pension plan contributions, instalments, employment insurance premium and contributions, worker’s compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, capital, use, and occupation, and including goods and services, value added, ad valorem, transfer, franchise, withholding, customs, payroll, recapture, employment, excise and property duties and taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts;

(eee)	“Termination Date” means December 31, 2011, or such other date as agreed to by the parties; and

(fff)	“TSX” means the Toronto Stock Exchange.

1.2        HEADINGS

The division of this Agreement into articles, sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement (including the appendices hereto) as a whole and not to any particular article, section, paragraph or other portion hereof and include any agreement, document or instrument supplementary or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, all references herein to articles, sections, paragraphs and other portions are to articles, sections, paragraphs and other portions of this Agreement.

1.3        CONSTRUCTION

In this Agreement, unless something in the context is inconsistent therewith:

(a)

the words “include” or “including” when following any general term or statement are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting it to refer to all other items or matters that could reasonably fall within its broadest possible scope;

(b)	a reference to time or date is to the time or date in Vancouver, British Columbia, unless specifically indicated otherwise;

(c)	a word importing the masculine gender includes the feminine gender or neuter and a word importing the singular includes the plural and vice versa; and

(d)	a reference to “approval”, “authorization”, “consent”, “designation” or “notice” means written approval, authorization, consent, designation or notice unless specifically indicated otherwise.

1.4        DATE FOR ANY ACTION

In the event that any date on which any action is required to be taken hereunder by either of the Parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day at such place, unless otherwise agreed to by the Parties.

1.5        CURRENCY

All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.6        ACCOUNTING PRINCIPLES

Whenever in this Agreement reference is made to GAAP, such reference shall be deemed to be to the GAAP applicable as at the date on which a calculation is made or required to be made.

1.7        APPENDIX

The attached Appendix I, titled “Plan of Arrangement”, shall be deemed to be incorporated into, and form part of, this Agreement.

1.8        ENTIRE AGREEMENT

This Agreement, together with the appendices, agreements and other documents herein or therein referred to, constitute the entire agreement between the Parties pertaining to the subject manner hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof.

ARTICLE 2
THE ARRANGEMENT

2.1        ARRANGEMENT

Subject to the terms and conditions of this Agreement:

(a)	prior to the mailing of the Circular, Merus shall have:

(i)

prepared jointly with Envoy an application to the Court pursuant to Section 291 of the BCBCA for an Interim Order on terms acceptable to Merus providing for, among other things, the calling and holding of the Meetings; and

(ii) applied to the Court pursuant to Section 291 of the BCBCA for the Interim Order;

(b)	both Merus and Envoy shall call and hold the Meetings as soon as practicable after obtaining the Interim Order;

(c)	in connection with the Meetings, Merus and Envoy shall:

(i)

jointly prepare the Circular and such other documents as may be necessary or desirable to permit the Merus Shareholders to vote on whether to approve the Arrangement Resolution, and the Envoy Shareholders to vote on whether to approve the Arrangement Resolution, Consolidation Resolution and Continuation Resolution;

(ii) prepare such other documents as may be necessary or desirable to give effect to the Arrangement; and

(iii)

cause the Circular and such other documents as may be necessary or desirable to give effect to the Arrangement to be sent to each of the Merus Shareholders and Envoy Shareholders as soon as reasonably practicable following receipt of the Interim Order, and shall cause such documents to be filed as required by the Interim Order and applicable law;

(d)

if the Arrangement Resolution, Consolidation Resolution and Continuation Resolution are approved at the Meetings as set out in the Interim Order (or any variation thereof), as soon as reasonably practicable thereafter, Merus shall take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such manner as the Court may direct and Merus and Envoy may agree; and

(e)

if the Final Order is obtained, as soon as reasonably practicable thereafter and subject to the fulfilment or the waiver of each of the conditions set out herein or therein, and completion of all steps required by the Plan of Arrangement to be completed prior to the Effective Date, Envoy shall complete the Continuation and Consolidation, if required, and Merus shall, immediately thereafter file a certified copy of the Final Order with the Plan of Arrangement, and such other documents as are required to be filed under the BCBCA, with the Registrar to give effect to the Arrangement pursuant to Section 292 of the BCBCA.

As part of its application for the Interim Order and the Final Order, Merus shall, prior to the hearing in relation to the Final Order, advise the Court that Merus and Envoy intend to rely on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of that enactment based on the Court's approval of the fairness of the Arrangement.

2.2        CIRCULAR

Each of the Parties shall, in a timely and expeditious manner, furnish to the other Party all such information regarding itself as may be reasonably required to be included in the Circular. Each Party shall ensure that the information relating to it contained in the Circular does not contain any material misrepresentation (as such term is defined in Section 1(1) of the British Columbia Securities Act).

2.3        PUBLIC ANNOUNCEMENT

(a)

Each Party shall consult with the other Party before issuing any news releases or otherwise making public statements with respect to this Agreement or the Arrangement and before making any filing with any governmental or regulatory agency or with any stock exchange relating to this Agreement or the Arrangement; and

(b)

Before releasing a news release, making any other public statement, making a public filing or making a filing with any governmental entity, stock exchange or securities quotation system with respect to this Agreement or the Arrangement, each Party shall use all reasonable commercial efforts to allow the other Party to review and comment on, and shall adopt the other Party's reasonable comments on, the news release, other public statement or filing.

2.4        EFFECTIVE DATE OF ARRANGEMENT

Subject to the terms and conditions of this Agreement and the Plan of Arrangement, the Arrangement shall become effective on the Effective Date.

2.5        FILING UNDER THE BCBCA

Subject to the rights of termination contained in Article 6 hereof, upon the Merus Shareholders and Envoy Shareholders approving the Arrangement by Special Resolution in accordance with the provisions of the Interim Order and the BCBCA, Merus obtaining the Final Order, and the other conditions contained in Article 5 hereof being complied with or waived, Merus and Envoy shall file the Final Order with the Registrar in accordance with Section 292 of the BCBCA together with such other documents as may be required in order to effect the Arrangement. On, or as soon as practical after, the Effective Date, Merus and Envoy shall exchange (to the extent not previously exchanged) such other documents as may be necessary or desirable in connection with the completion of the transactions contemplated by the Plan of Arrangement and this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1        REPRESENTATIONS AND WARRANTIES OF ENVOY

Envoy hereby represents and warrants to and in favour of Merus that:

(a)

Envoy is a valid and subsisting corporation under the OBCA. Envoy has all the requisite corporate power and authority to carry on its business as now being carried on by it and to own or lease and operate its properties and assets and is duly licensed or otherwise qualified to carry on business in each jurisdiction in which a material amount of its business is conducted or wherein the character of the properties and assets now owned by it makes such qualification necessary, except where such failure to be duly licensed or otherwise qualified would not have a Material Adverse Effect;

(b)

Envoy has the requisite corporate power and authority to enter into this Agreement and perform its obligations hereunder. The execution, delivery and performance of this Agreement and the agreements, documents and transactions contemplated herein are within the corporate power and authority of Envoy and have been duly authorized by all necessary corporate action, and this Agreement constitutes a valid and binding obligation of Envoy, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization or similar laws affecting the rights of creditors generally and subject to the general principles of equity;

(c)

Except as otherwise disclosed in the Envoy Disclosure Documents or to Merus in writing, there are no actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of Envoy or its subsidiary, instituted, pending, or to the knowledge of Envoy , threatened against or affecting Envoy or its subsidiary at law or in equity or before or by any governmental department, commission, board, bureau, agency or institution, domestic or foreign, or before any arbitrator, nor is there any judgment, order, decree or award of any court or other governmental authority having jurisdiction, obtained, pending, or to the knowledge of Envoy, threatened against Envoy or its subsidiary which could prevent or materially hinder the consummation of the Arrangement or the other transactions contemplated by this Agreement, or which could result in a Material Adverse Change in respect of Envoy;

(d)	The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the fulfilment of or compliance with the terms and provisions hereof do not or will not, nor will they with the giving of notice or the lapse of time or both:

(i)	violate any provision of any law or provisions of the Charter Documents of Envoy;

(ii)

conflict with, result in a breach of, constitute default under, or accelerate or permit the acceleration of the performance required by any material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which Envoy or any subsidiary of Envoy is a Party or by which any of them is bound or to which the property of any of them is subject, all as of the Effective Date; or

(iii)

result in the cancellation, suspension or material alteration in the terms of any material licence, permit or authority held by Envoy or any subsidiary of Envoy, or in the creation of any lien, charge, security interest or encumbrance upon any of the material assets of Envoy or any subsidiary of Envoy under such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award, or give to any other Person any material interest or rights, including rights of purchase, termination, cancellation or acceleration under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award; and

(e)	Envoy is a Foreign Private Issuer;

(f)	Envoy is not, nor has it been, required to register as an investment company under the

Investment Company Act of 1940;

(g)	Envoy’s common shares are registered as a class under Section 12(b) of the U.S. Exchange Act, and Envoy has not been subject to any proceeding under Section 12(j) of the U.S. Exchange Act;

(h)	Envoy is listed on TSX under the symbol “ECG” and is listed on NASDAQ under the symbol “ECGI” and is in good standing with both the TSX and NASDAQ;

(i)

Envoy’s board of directors, after consultation with its financial and legal advisors, has determined unanimously that the Arrangement is fair to the Envoy Shareholders and is in the best interests of Envoy, and has resolved unanimously to recommend to the Envoy Shareholders that they vote their shares in favour of the Arrangement Resolution and Continuation Resolution, and has unanimously approved the Arrangement, Consolidation and Continuation, the execution and performance of this Agreement, and the performance of the Plan of Arrangement;

(j)

The authorized share capital of Envoy consists of an unlimited number of Envoy Shares. As at the date hereof, there were 8,028,377 Envoy Shares outstanding. All outstanding Envoy Shares have been duly authorized and validly issued, are fully paid and non- assessable. All securities of Envoy have been issued in compliance with all applicable laws. Except as previously disclosed to Merus, as at the date hereof, there are no options, warrants, conversion privileges or other rights (whether pre-emptive or contractual), agreements, arrangements or commitments obligating Envoy to issue or sell any shares of the capital of Envoy or securities or obligations of any kind convertible into or exchangeable for any shares of the capital of Envoy;

(k)

Except as disclosed in the Envoy Disclosure Documents, neither Envoy nor its subsidiary has any ownership interest in any Person (other than securities in such subsidiary and any marketable securities of publicly-listed issuers or Governmental Entities). Envoy beneficially owns, directly or indirectly, all of the issued and outstanding securities of its subsidiary free and clear of all Encumbrances (except for restrictions on transfer contained in the constating documents of its subsidiary). All of the issued and outstanding shares in the capital of its subsidiary are validly issued, fully paid and non-assessable; there are no outstanding options, warrants or rights to purchase or acquire, or securities convertible into or exchangeable for, any shares in the share capital of such subsidiary; and there are no contracts which require such subsidiary to issue, sell or deliver any shares in its share capital or any securities or obligations convertible into or exchangeable for, any shares of its share capital;

(l)

There are no shareholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments to which Envoy or its subsidiary is a Party, or, to the knowledge of Envoy, with respect to the Envoy Shares or any other equity interests of Envoy or its subsidiary, or any other contract relating to disposition, voting or dividends with respect to any equity securities of Envoy or its subsidiary;

(m)	Envoy has conducted and is conducting its business in compliance with all applicable laws, in all material respects;

(n)

The Envoy Financial Statements have been prepared in accordance with GAAP, applied on a basis consistent with that of prior periods. The Envoy Financial Statements fairly present in all material respects the consolidated financial position of Envoy as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. All indebtedness and liabilities have been reflected therein or in the notes thereto. Envoy has not engaged in any “off-balance sheet” or similar financing;

(o)

The minute books of Envoy and the minute books of its subsidiary, since the date of creation or acquisition of such subsidiary, have been maintained in accordance with all applicable laws and are, in all material respects, complete and accurate. The financial books and records and accounts of Envoy and those of its subsidiary have been maintained in accordance with industry practices on a basis consistent with prior years and accurately and fairly reflect, in all material respects, the basis for the Envoy Financial Statements;

(p)

There are no suits, claims, actions or proceedings pending or, to Envoy’s knowledge, threatened against Envoy or its subsidiary before any Governmental Entity or arbitral panel or tribunal or which involve or affect the Envoy Shares, Envoy or its subsidiary, their respective assets (including the title to or ownership of material assets), and, to Envoy’s knowledge, there are no grounds upon which such actions, suits or proceedings may be commenced with a reasonable likelihood of success. Neither Envoy nor its subsidiary is subject to any judgment, order or decree entered in any lawsuit or proceeding;

(q)

No contract to which Envoy or its subsidiary is a Party or by which either are bound contains any non-competition obligation or otherwise restricts in any material way the business of Envoy, taken as a whole, except to the extent that such restrictions would not in the aggregate have a the Material Adverse Effect;

(r)	Neither Envoy nor its subsidiary owns any real property other than two retail commercial properties located in the City of Toronto, Ontario;

(s)

All accounts receivable of Envoy and its subsidiary were created in the ordinary course of business, are reflected property in their respective books and records and are valid and outstanding, except as provided therein;

(t)

Envoy and its subsidiary have no material obligations or liabilities, direct or indirect, vested or contingent, in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, transactions having terms greater than 90 days, or any similar transactions (including any option with respect to any of such transactions) or any combination of such transactions;

(u)	Except as otherwise disclosed to Merus in writing:

	(i)	Envoy and its subsidiary has filed all Tax Returns required to be filed by it on or before the date of this Agreement, and those Tax Returns were complete and correct;

(ii)

Envoy and its subsidiary has duly and timely paid all Taxes (including installments on account of Taxes for the current year) which are due and payable by it on or before the date hereof and have provided adequate accruals in the Envoy Financial Statements for any Taxes for the period covered by such Envoy Financial Statements that have not been paid whether or not shown as being due on any Tax Returns;

(iii)

Since the date of the Envoy Financial Statements, no liability in respect of Taxes not reflected in such Envoy Financial Statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued;

(iv)

Envoy and its subsidiary has duly and timely withheld, deducted and collected, the amount of all Taxes and other amounts required under any applicable laws to be withheld, deducted or collected and has duly and timely remitted such amounts to the appropriate Governmental Entity;

(v)

To Envoy’s knowledge, there are no actions, suits, proceedings, investigations or claims threatened against Envoy or its subsidiary in respect of Taxes, or any matters under discussion, audit or appeal with any Governmental Entity relating to Taxes asserted by any such Governmental Entity;

	(vi)	The income Tax liability of Envoy and its subsidiary has been assessed by the relevant tax authority in respect of the taxation years of Envoy and its subsidiary ending before the date hereof;

(vii)

Envoy and its subsidiary have never been required to file any Tax Return with, and have never been liable to pay any Taxes to, any taxation authority outside Canada or any jurisdiction in which Envoy’s subsidiary resides. No claim has ever been made by any taxation authority in a jurisdiction where Envoy or its subsidiary does not file Tax Returns that it is or may be subject to the imposition of any Tax by that jurisdiction;

(viii)

Envoy and its subsidiary have not requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver providing for any extension of time within which any Governmental Authority may assess or collect Taxes for which Envoy or its subsidiary is or may be liable;

(ix)	the Envoy Disclosure Documents contain, at the time of their filing, full, true, and plain disclosure of all facts required to be disclosed at the time of such disclosure; and

(x)	Neither Envoy nor its subsidiary has ever made an “excessive eligible dividend designation” within the meaning of the Tax Act;

(v)	Except as publicly disclosed, since November 30, 2010, Envoy and its subsidiary have:

	(i)	not amended their respective articles, by-laws or other governing documents;

	(ii)	except for the transactions contemplated herein, conducted their respective businesses in the usual, ordinary and regular course and consistent with past practice;

	(iii)	not suffered any change that would have a Material Adverse Effect;

(iv)

not made any change in their respective accounting principles and practices which are not required by GAAP as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained;

	(v)	not settled any litigation;

	(vi)	not sold, leased, transferred or assigned, in one or more transactions, any assets, tangible or intangible, except inventory in the ordinary course of business;

	(vii)	not made any loan to, or any other investment in, any other Person other than to Merus or its subsidiary;

(viii)

not issued, sold or otherwise disposed of any of its share capital, or granted any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its share capital;

(ix)

not declared, set aside or paid any dividend or made any distribution with respect to its share capital (whether in cash or in kind) or redeemed, purchased or otherwise acquired any of its capital; and

(x)

not adopted, amended, modified or terminated any bonus, profit-sharing, incentive, severance, pension or other plan, contract or commitment (or taken any such action with respect to any other such plan) for the benefit of: (A) any of its or its subsidiary’s officers or directors; or (B) any of its or its subsidiary’s other employees; and

(w)

No representation or warranty in this Agreement contains any untrue statement of a Material Fact and the representations and warranties contained in this Agreement do not omit to state any Material Fact necessary to make any of representations or warranties contained herein not misleading to a prospective purchaser of Envoy seeking full information as to Envoy and its subsidiary, the business and their respective assets.

3.2        REPRESENTATIONS AND WARRANTIES OF MERUS

Merus hereby represents and warrants to and in favour of Envoy that:

(a)

Merus is a valid and subsisting corporation under the BCBCA. Merus has all the requisite corporate power and authority to carry on its business as now being carried on by it and to own or lease and operate its properties and assets and is duly licensed or otherwise qualified to carry on business in each jurisdiction in which a material amount of its business is conducted or wherein the character of the properties and assets now owned by it makes such qualification necessary, except where such failure to be duly licensed or otherwise qualified would not have a Material Adverse Effect;

(b)

Merus has the requisite corporate power and authority to enter into this Agreement and perform its obligations hereunder. The execution, delivery and performance of this Agreement and the agreements, documents and transactions contemplated herein are within the corporate power and authority of Merus and have been duly authorized by all necessary corporate action, and this Agreement constitutes a valid and binding obligation of Merus, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization or similar laws affecting the rights of creditors generally and subject to the general principles of equity;

(c)

Except as otherwise disclosed in the Merus Disclosure Documents or to Envoy, there are no actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of Merus or its subsidiary, instituted, pending, or to the knowledge of Merus, threatened against or affecting Merus or its subsidiary at law or in equity or before or by any governmental department, commission, board, bureau, agency or institution, domestic or foreign, or before any arbitrator, nor is there any judgment, order, decree or award of any court or other governmental authority having jurisdiction, obtained, pending, or to the knowledge of Merus, threatened against Merus or its subsidiary which could prevent or materially hinder the consummation of the Arrangement or the other transactions contemplated by this Agreement, or which could result in a Material Adverse Change in respect of Merus;

(d)

The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the fulfilment of or compliance with the terms and provisions hereof do not or will not, nor will they with the giving of notice or the lapse of time or both:

(i)	violate any provision of any law or provisions of the Charter Documents of Merus;

(ii)

conflict with, result in a breach of, constitute default under, or accelerate or permit the acceleration of the performance required by any material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which Merus or any subsidiary of Merus is a Party or by which any of them is bound or to which the property of any of them is subject, all as of the Effective Date; or

(iii)

result in the cancellation, suspension or material alteration in the terms of any material licence, permit or authority held by Merus or any subsidiary of Merus, or in the creation of any lien, charge, security interest or encumbrance upon any of the material assets of Merus or any subsidiary of Merus under such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award, or give to any other Person any material interest or rights, including rights of purchase, termination, cancellation or acceleration under any such material agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award;

(e)	Merus is a Foreign Private Issuer;

(f)

Merus does not and is not required to have a class of securities registered pursuant to Section 12 of the U.S. Exchange Act, and is not subject to a reporting obligation pursuant to Section 15(d) of the U.S. Exchange Act;

(g)	Merus has not been subject to any proceeding under Section 12(j) of the U.S. Exchange Act;

(h)

Merus’ board of directors, after consultation with its financial and legal advisors, has determined unanimously that the Arrangement is fair to the Merus Shareholders and is in the best interests of Merus, and has resolved unanimously to recommend to the Merus Shareholders that they vote their shares in favour of the Arrangement Resolution, and has unanimously approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement, and the performance of the Plan of Arrangement;

(i)

The authorized share capital of Merus consists of an unlimited number of Merus Shares and an unlimited number of preferred shares (the “Merus Preferred Shares”). As at the date hereof, there were 47,603,916 Merus Shares outstanding and no Merus Preferred Shares outstanding. All outstanding Merus Shares have been duly authorized and validly issued, are fully paid and non-assessable. All securities of Merus have been issued in compliance with all applicable laws. Except as previously disclosed to Envoy, as at the date hereof, there are no options, warrants, conversion privileges or other rights (whether pre-emptive or contractual), agreements, arrangements or commitments obligating Merus to issue or sell any shares of the capital of Merus or securities or obligations of any kind convertible into or exchangeable for any shares of the capital of Merus;

(j)

Except as disclosed in the Merus Disclosure Documents, neither Merus nor its subsidiary has any ownership interest in any Person (other than securities in such subsidiary and any marketable securities of publicly-listed issuers or Governmental Entities). Merus beneficially owns, directly or indirectly, all of the issued and outstanding securities of its subsidiary free and clear of all Encumbrances (except for restrictions on transfer contained in the constating documents of its subsidiary). All of the issued and outstanding shares in the capital of its subsidiary are validly issued, fully paid and non-assessable; there are no outstanding options, warrants or rights to purchase or acquire, or securities convertible into or exchangeable for, any shares in the share capital of such subsidiary; and there are no contracts which require such subsidiary to issue, sell or deliver any shares in its share capital or any securities or obligations convertible into or exchangeable for, any shares of its share capital;

(k)

There are no shareholders, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments to which Merus or its subsidiary is a Party or, to the knowledge of Merus, with respect to the Merus Shares or any other equity interests of Merus or its subsidiary, or any other contract relating to disposition, voting or dividends with respect to any equity securities of Merus or its subsidiary;

(l)	Merus has conducted and is conducting its business in compliance with all applicable laws, in all material respects;

(m)

The Merus Financial Statements have been prepared in accordance with GAAP, applied on a basis consistent with that of prior periods. The Merus Financial Statements fairly present in all material respects the consolidated financial position of Merus as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. All indebtedness and liabilities have been reflected therein or in the notes thereto. Merus has not engaged in any “off-balance sheet” or similar financing;

(n)

The minute books of Merus and the minute books of its subsidiary, since the date of creation or acquisition of such subsidiary, have been maintained in accordance with all applicable laws and are, in all material respects, complete and accurate. The financial books and records and accounts of Merus and those of its subsidiary have been maintained in accordance with industry practices on a basis consistent with prior years and accurately and fairly reflect, in all material respects, the basis for the Merus Financial Statements;

(o)

There are no suits, claims, actions or proceedings pending or, to Merus’ knowledge, threatened against Merus or its subsidiary before any Governmental Entity or arbitral panel or tribunal or which involve or affect the Merus Shares, Merus or its subsidiary, their respective assets (including the title to or ownership of material assets), and, to the Merus’s knowledge, there are no grounds upon which such actions, suits or proceedings may be commenced with a reasonable likelihood of success. Neither Merus nor its subsidiary is subject to any judgment, order or decree entered in any lawsuit or proceeding;

(p)

No contract to which Merus or its subsidiary is a Party or by which either are bound contains any non-competition obligation or otherwise restricts in any material way the business of Merus, taken as a whole, except to the extent that such restrictions would not in the aggregate have a the Material Adverse Effect;

(q)	Neither Merus nor its subsidiary owns any real property;

(r)

All accounts receivable of Merus and its subsidiary were created in the ordinary course of business, are reflected property in their respective books and records and are valid and outstanding, except as provided therein;

(s)

Merus and its subsidiary have no material obligations or liabilities, direct or indirect, vested or contingent, in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, transactions having terms greater than 90 days or any similar transactions (including any option with respect to any of such transactions) or any combination of such transactions;

(t)	Except as otherwise disclosed to Envoy in writing:

	(i)	Merus and its subsidiary has filed all Tax Returns required to be filed by it on or before the date of this Agreement, and those Tax Returns were complete and correct;

(ii)

Merus and its subsidiary has duly and timely paid all Taxes (including installments on account of Taxes for the current year) which are due and payable by it on or before the date hereof and have provided adequate accruals in the Merus Financial Statements for any Taxes for the period covered by such Merus Financial Statements that have not been paid whether or not shown as being due on any Tax Returns;

(iii)

Since the date of the Merus Financial Statements, no liability in respect of Taxes not reflected in such Merus Financial Statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued.

(iv)

Merus and its subsidiary has duly and timely withheld, deducted and collected, the amount of all Taxes and other amounts required under any applicable laws to be withheld, deducted or collected and has duly and timely remitted such amounts to the appropriate Governmental Entity;

(v)

To Merus’s knowledge, there are no actions, suits, proceedings, investigations or claims threatened against Merus or its subsidiary in respect of Taxes, or any matters under discussion, audit or appeal with any Governmental Entity relating to Taxes asserted by any such Governmental Entity;

	(vi)	The income Tax liability of Merus and its subsidiary has been assessed by the relevant tax authority in respect of the taxation years of Merus and its subsidiary ending before the date hereof;

(vii)

Merus and its subsidiary have never been required to file any Tax Return with, and have never been liable to pay any Taxes to, any taxation authority outside Canada or any jurisdiction in which one of Merus’s subsidiary resides. No claim has ever been made by any taxation authority in a jurisdiction where Merus or its subsidiary does not file Tax Returns that it is or may be subject to the imposition of any Tax by that jurisdiction;

(viii)

Merus and its subsidiary have not requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver providing for any extension of time within which any Governmental Authority may assess or collect Taxes for which Merus or its subsidiary is or may be liable;

(ix)	the Merus Disclosure Documents contain, at the time of their filing, full, true, and plain disclosure of all facts required to be disclosed at the time of such disclosure; and

(x)	Neither Merus nor its subsidiary has ever made an “excessive eligible dividend designation” within the meaning of the Tax Act;

(u)	Except as publicly disclosed, since May 31, 2011, Merus and its subsidiary have:

	(i)	not amended their respective articles, by-laws or other governing documents;

	(ii)	except for the transactions contemplated herein, conducted the business in the usual, ordinary and regular course and consistent with past practice;

	(iii)	not suffered any change that would have a Material Adverse Effect;

(iv)

not made any change in their respective accounting principles and practices which are not required by GAAP as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained;

	(v)	not settled any litigation;

	(vi)	not sold, leased, transferred or assigned, in one or more transactions, any assets, tangible or intangible, except inventory in the ordinary course of business;

	(vii)	not made any loan to, or any other investment in, any other Person;

(viii)

not issued, sold or otherwise disposed of any of its share capital, or granted any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its share capital;

(ix)

not declared, set aside or paid any dividend or made any distribution with respect to its share capital (whether in cash or in kind) or redeemed, purchased or otherwise acquired any of its capital; and

(x)

not adopted, amended, modified or terminated any bonus, profit-sharing, incentive, severance, pension or other plan, contract or commitment (or taken any such action with respect to any other such plan) for the benefit of: (A) any of its or its subsidiary’s officers or directors; or (B) any of its or its subsidiary’s other employees; and

(v)

No representation or warranty in this Agreement contains any untrue statement of a Material Fact and the representations and warranties contained in this Agreement do not omit to state any Material Fact necessary to make any of representations or warranties contained herein not misleading to a prospective purchaser of Merus seeking full information as to Merus and its subsidiary, the business and their respective assets.

ARTICLE 4
COVENANTS

4.1        COVENANTS OF MERUS REGARDING ARRANGEMENT

Merus hereby covenants and agrees with Envoy as follows:

(a)	subject to obtaining the Interim Order, Merus will convene the Meetings for the approval of the Arrangement and other matters incidental to the Arrangement;

(b)

Merus will perform all such other acts and do such things as may be necessary or desirable in order to give effect to the Arrangement and, without limiting the generality of the foregoing, Merus will use its best efforts to apply for and obtain:

	(i)	the Interim Order;

	(ii)	the Final Order;

	(iii)	approval of the Arrangement from the Merus Shareholders; and

	(iv)	such other consents, orders and approvals as counsel may advise are necessary or desirable for the implementation of the Arrangement;

(c)	Merus will use all reasonable efforts to cause each of the conditions precedent set forth in Article 5 hereof to be complied with, on or before the Effective Date; and

(d)

Merus will ensure that the Circular will not contain an untrue statement of a Material Fact concerning Merus and will not omit to state a Material Fact concerning Merus that is required to be stated or that is necessary in order to render a statement contained therein not misleading in the light of the circumstances in which it was made.

4.2        COVENANTS OF ENVOY REGARDING ARRANGEMENT

Envoy hereby covenants and agrees with Merus as follows:

(a)	Envoy shall complete the Continuation prior to the Effective Time;

(b)	Envoy shall complete the Consolidation prior to the Effective Time if required to meet the initial listing requirements of NASDAQ and have the Amalco Shares listed on NASDAQ;

(c)	Envoy shall complete the Private Placement prior to the Effective Time;

(d)

apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX and NASDAQ of the Amalco Shares, subject only to the satisfaction by Merus and Envoy of customary post-closing conditions imposed by the TSX and NASDAQ in similar circumstances;

(e)

subject to obtaining the Interim Order, Envoy will convene the Envoy Meeting for the approval of the Arrangement and other matters incidental to the Arrangement, including the Continuation and Consolidation;

(f)

Envoy will perform all such other acts and do such things as may be necessary or desirable in order to give effect to the Arrangement and, without limiting the generality of the foregoing, Envoy will use its best efforts to apply for and obtain:

	(i)	the Interim Order;

	(ii)	the Final Order

	(iii)	approval of the Arrangement, Consolidation and Continuation from the Envoy Shareholders; and

	(iv)	such other consents, orders and approvals as counsel may advise are necessary or desirable for the implementation of the Arrangement;

(g)	Envoy will use all reasonable efforts to cause each of the conditions precedent set forth in Article 5 hereof to be complied with, on or before the Effective Date;

(h)	Envoy shall continue to be a Foreign Private Issuer; and

(i)

Envoy will ensure that the Circular will not contain an untrue statement of a Material Fact concerning Envoy and will not omit to state a Material Fact concerning Envoy that is required to be stated or that is necessary in order to render a statement contained therein not misleading in the light of the circumstances in which it was made.

4.3        COVENANTS OF MERUS REGARDING CONDUCT OF BUSINESS

Merus covenants and agrees that it shall, and shall cause its subsidiary to, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless Envoy shall otherwise agree in writing, or except as is otherwise expressly permitted or contemplated by this Agreement or the Plan of Arrangement or as otherwise required by law:

(a)

not merge into or with or amalgamate or consolidate with or enter into any other corporate reorganization with any other Person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby or would render inaccurate in any material way any of the representations and warranties set forth in Section 3.2 hereof if such representations and warranties were made at a date subsequent to such act, negotiation or transaction and all references to the date of this Agreement were deemed to be such later date, except as contemplated in this Agreement or as otherwise approved by Envoy;

(b)	conduct its business only in, not take any action except in, and maintain its properties and facilities in, the ordinary course of business consistent with past practice;

(c)	not amend or propose to amend its articles or by-laws;

(d)

not split, consolidate, combine or reclassify any class of securities or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to any class of securities;

(e)	not redeem, purchase or offer to purchase any securities;

(f)

not to amend any stock option plan or adopt any other bonus, profit sharing, incentive, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee;

(g)

to maintain insurance on and in respect of the property and assets owned or leased by Merus and its subsidiary in like kind to, and in an amount not less than the amount of, insurance in respect of such property and assets in effect on the date hereof;

(h)	use its commercially reasonable efforts to preserve intact the business and the goodwill of Merus, to keep available the services of the officers and employees of Merus;

(i)

not to take any action that would render, or that may reasonably be expected to render, any representation or warranty (except any representation and warranty which speaks solely as of a date prior to the occurrence of such action) made by it in this Agreement untrue at any time prior to the Effective Time;

(j)	promptly notify Envoy of any change that could have a Material Adverse Effect;

(k)	not repay any outstanding indebtedness in excess of an amount of $25,000 except such indebtedness disclosed in the Merus Financial Statements;

(l)	not make capital expenditures from the date hereof to the Effective Date;

(m)	not incur any new indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person;

(n)	not amend any Tax Returns or settle or compromise any material federal, national, provincial, foreign, state or local tax liability;

(o)	not reduce the stated capital of the shares of Merus;

(p)	not adopt a plan of liquidation or resolutions providing for the liquidation or dissolution;

(q)

not pay, discharge, satisfy or settle any claims, liabilities or obligations other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Merus Financial Statements;

(r)	not authorize, recommend or propose any release or relinquishment of any contractual right;

(s)	not enter into any interest rate, currency swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(t)	not, except as required by GAAP or any applicable laws, make any changes to the existing accounting practices of Merus or make any tax election inconsistent with past practice;

(u)	not terminate the employment of any employee;

(v)

not increase the remuneration or benefits payable or to become payable to its directors, officers or, except as required pursuant to an existing contractual obligation, employees (whether from Merus or its subsidiary); or enter into or modify any employment, retention, severance or similar agreements or arrangements with, or grant any bonuses, salary increases, retention, severance or termination pay to, any member of its board of directors, officer or employee of Merus or its subsidiary;

(w)	not waive, release, assign, settle or compromise any legal actions or any claim or liability other than in the ordinary course of business consistent with past practice; or

(x)	not agree or commit to do any of the foregoing.

4.4        COVENANTS OF ENVOY REGARDING CONDUCT OF BUSINESS

Envoy covenants and agrees that it shall, and shall cause its subsidiary to, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless Envoy shall otherwise agree in writing, or except as is otherwise expressly permitted or contemplated by this Agreement or the Plan of Arrangement or as otherwise required by law:

(a)

Envoy will not merge into or with or amalgamate or consolidate with or enter into any other corporate reorganization with any other Person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby or would render inaccurate in any material way any of the representations and warranties set forth in Section 3.2 hereof if such representations and warranties were made at a date subsequent to such act, negotiation or transaction and all references to the date of this Agreement were deemed to be such later date, except as contemplated in this Agreement or as otherwise approved by Merus;

(b)	conduct its business only in, not take any action except in, and maintain its properties and facilities in, the ordinary course of business consistent with past practice;

(c)	not amend or propose to amend its articles or by-laws;

(d)

not split, consolidate, combine or reclassify any class of securities or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to any class of securities;

(e)	not redeem, purchase or offer to purchase any securities;

(f)

not to amend any stock option plan or adopt any other bonus, profit sharing, incentive, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee;

(g)

to maintain insurance on and in respect of the property and assets owned or leased by Envoy and its subsidiary in like kind to, and in an amount not less than the amount of, insurance in respect of such property and assets in effect on the date hereof;

(h)	use its commercially reasonable efforts to preserve intact the business and the goodwill of Envoy , to keep available the services of the officers and employees of Envoy;

(i)

not to take any action that would render, or that may reasonably be expected to render, any representation or warranty (except any representation and warranty which speaks solely as of a date prior to the occurrence of such action) made by it in this Agreement untrue at any time prior to the Effective Time;

(j)	promptly notify Merus of any change that could have a Material Adverse Effect;

(k)	not repay any outstanding indebtedness in excess of an amount of $25,000 except such indebtedness disclosed in the Envoy Financial Statements;

(l)	not make capital expenditures from the date hereof to the Effective Date;

(m)	not incur any new indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person;

(n)	not amend any Tax Returns or settle or compromise any material federal, national, provincial, foreign, state or local tax liability;

(o)	not reduce the stated capital of the shares of Envoy;

(p)	not adopt a plan of liquidation or resolutions providing for the liquidation or dissolution;

(q)

not pay, discharge, satisfy or settle any claims, liabilities or obligations other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Envoy Financial Statements;

(r)	not authorize, recommend or propose any release or relinquishment of any contractual right;

(s)	not enter into any interest rate, currency swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(t)	not, except as required by GAAP or any applicable laws, make any changes to the existing accounting practices of Envoy or make any tax election inconsistent with past practice;

(u)	not terminate the employment of any employee;

(v)

not increase the remuneration or benefits payable or to become payable to its directors, officers or, except as required pursuant to an existing contractual obligation, employees (whether from Envoy or its subsidiary); or enter into or modify any employment, retention, severance or similar agreements or arrangements with, or grant any bonuses, salary increases, retention, severance or termination pay to, any member of its board of directors, officer or employee of Envoy or its subsidiary;

(w)	not waive, release, assign, settle or compromise any legal actions or any claim or liability other than in the ordinary course of business consistent with past practice; or

(x)	not agree or commit to do any of the foregoing.

4.5        INTERIM ORDER AND FINAL ORDER

Merus covenants and agrees that it will, as soon as reasonably practicable, apply to the Court pursuant to Section 291 of the BCBCA for the Interim Order providing for, among other things, the calling and holding of the Meetings for the purpose of, among other matters, the Merus Shareholders and Envoy Shareholders considering and, if deemed advisable, approving the Arrangement and that, if the approval of the Merus Shareholders and Envoy Shareholders of the Arrangement as set forth in the Interim Order is obtained by Merus, as soon as practicable thereafter Merus will take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such fashion as the Court may direct. As soon as practicable thereafter, and subject to compliance with the other conditions provided in Article 5 hereof, Merus shall send to the Registrar, in accordance with Section 292 of the BCBCA, the necessary documents to give effect to the Arrangement.

ARTICLE 5
CONDITIONS

5.1        MUTUAL CONDITIONS PRECEDENT

The respective obligation of Merus and Envoy to complete the transactions contemplated by this Agreement, including the Arrangement and the obligation of each of Merus and Envoy to file the documents required by Section 292 of the BCBCA with the Registrar to give effect to the Arrangement, shall be subject to the satisfaction, on or before the Effective Date, of the following conditions:

(a)

at the Meetings, the Arrangement Resolution, with or without amendment, shall have been approved by both the Merus Shareholders and Envoy Shareholders entitled to vote thereon, in accordance with the Interim Order and in accordance with the BCBCA and OBCA;

(b)

at the Meetings, the Continuation Resolution, with or without amendment, shall have been approved by the Envoy Shareholders entitled to vote thereon, in accordance with the Interim Order and in accordance with the OBCA;

(c)	the Continuation shall have been effected;

(d)	the Consolidation, if required, shall have been effected

(e)	the Private Placement shall have been completed prior to the Effective Time;

(f)	the TSX shall have approved the listing of Amalco Shares on the TSX;

(g)	NASDAQ shall have approved the listing of Amalco Shares on NASDAQ;

(h)	Amalco shall continue to be a Foreign Private Issuer and not required to be registered under the US Investment Company Act;

(i)

the Interim Order and the Final Order shall have been obtained in form and substance satisfactory to Merus and Envoy, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(j)

all consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required, necessary or desirable for the completion of the transactions provided for in this Agreement and contemplated by the Arrangement shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances;

(k)

the distribution of the Amalco Shares, as contemplated in the Plan of Arrangement, in the United States pursuant to the Arrangement shall be exempt from registration requirements under the U.S. Securities Act and except with respect to persons deemed “affiliates” under such enactment, the Amalco Shares, as contemplated in the Plan of Arrangement, to be distributed in the United States pursuant to the Arrangement shall not be subject to resale restrictions in the United States under such enactment;

(l)

the distribution of the Amalco Shares, as contemplated in the Plan of Arrangement, in Canada pursuant to the Arrangement shall be exempt from registration and prospectus requirements of applicable Canadian securities legislation;

(m)

there shall not be in force any law, ruling, order or decree that makes it illegal or restrains, or enjoins or prohibits the consummation of the transactions contemplated by this Agreement and the Arrangement;

(n)

none of the consents, orders, regulations or approvals contemplated herein shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the Parties, acting reasonably;

(o)	other than as previously disclosed to the other Party, no Material Event shall have occurred or been threatened in the business, property, prospect or financial condition of Merus or Envoy;

(p)

no judgment or order shall have been issued by any agency, no actions, suits or proceedings shall have been threatened or taken by any agency, and no law, regulation or policy shall have been proposed, enacted, or promulgated or applied:

(i) to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement; or

(ii) that, if the Arrangement were completed, could reasonably be expected to have a Material Adverse Effect on any of the Parties to this Agreement;

(q)	Merus and Envoy shall be satisfied that the Arrangement can be consummated on commercially reasonable terms; and

(r)	this Agreement shall not have been terminated under Article 6.

5.2        CONDITIONS IN FAVOUR OF MERUS

The obligations of Merus to complete the transactions contemplated by this Agreement pursuant to Section 288 of the BCBCA to give effect to the Arrangement shall be subject to the satisfaction of the following conditions, unless otherwise waived by Merus:

(a)	Envoy will have cash and cash equivalents on hand equal to $9,500,000 exclusive of the proceeds of the Private Placements and loans made by Envoy to Merus;

(b)

the representations and warranties of Envoy contained in this Agreement shall be true as of the Effective Date (except to the extent that the representations and warranties speak as of an earlier date, in which event they shall be true as of such earlier date) as if made on and as of that date except for any failures or breaches of representations and warranties that have not had, or would not have, individually or in the aggregate, a Material Adverse Effect on Envoy or prevent or delay the completion of the Arrangement or the transactions contemplated by this Agreement to be completed on the Effective Date;

(c)

Envoy shall have complied with its obligations under this Agreement, except to the extent the failure to comply with those obligations has not had, or would not have, individually or in the aggregate, a Material Adverse Effect on Envoy or prevent or delay the completion of the Arrangement or the transactions contemplated by this Agreement to be completed on the Effective Date; and

(d)

the aggregate number of Merus Shares in respect of which the Merus Shareholders shall have exercised, and not withdrawn the exercise of, rights of dissent provided pursuant to the terms of the Plan of Arrangement and the Interim Order shall not be in excess of such number as Merus’ management believes would prevent the meeting of the objectives of the Arrangement.

5.3        CONDITIONS IN FAVOUR OF ENVOY

The obligations of Envoy to complete the transactions contemplated by this Agreement pursuant to Section 288 of the BCBCA to give effect to the Arrangement shall be subject to the satisfaction of the following conditions, unless otherwise waived by Envoy:

(a)

the representations and warranties of Merus contained in this Agreement shall be true as of the Effective Date (except to the extent that the representations and warranties speak as of an earlier date, in which event they shall be true as of such earlier date) as if made on and as of that date except for any failures or breaches of representations and warranties that have not had, or would not have, individually or in the aggregate, a Material Adverse Effect on Merus or prevent or delay the completion of the Arrangement or the transactions contemplated by this Agreement to be completed on the Effective Date;

(b)

Merus shall have complied with its obligations under this Agreement, except to the extent the failure to comply with those obligations has not had, or would not have, individually or in the aggregate, a Material Adverse Effect on Merus or prevent or delay the completion of the Arrangement or the transactions contemplated by this Agreement to be completed on the Effective Date; and

(c)	the aggregate number of Envoy Shares in respect of which the Envoy Shareholders shall have exercised, and not withdrawn the exercise of, rights of dissent provided pursuant to the terms of the Plan of Arrangement and the Interim Order shall not be in excess of such number as Envoy’s management believes would prevent the meeting of the objectives of the Arrangement.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1        AMENDMENT AND VARIATION

Subject to Sections 6.2 and 6.5 hereof, this Agreement may, at any time and from time to time, before and after the holding of the Meetings, but not later than the Effective Date, be amended or varied by written agreement of Merus and Envoy, subject to applicable law, without further notice to or authorization on the part of the Merus Shareholders and Envoy Shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a)	change the time for the performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto; or

(c)	waive compliance with or modify any of the covenants contained herein or waive or modify the performance of any of the obligations of the Parties contained herein.

6.2        AMENDMENT OF PLAN

The Plan of Arrangement may be amended, modified or supplemented in accordance with Section 6.1 of the Plan of Arrangement.

6.3        RIGHTS OF TERMINATION

If any of the conditions contained in Sections 5.1, 5.2 or 5.3 are not fulfilled or performed on or before the Effective Date, the Party not responsible hereunder to fulfill or perform any such condition may terminate this Agreement by notice to the other Party, as the case may be, in writing, and in such event, Merus or Envoy, as the case may be, shall be released from all obligations under this Agreement, all rights of specific performance by the Parties shall terminate and the other Party shall also be released from all obligations hereunder.

6.4        NOTICE OF UNFULFILLED CONDITIONS

If any Party shall determine at any time prior to the Effective Date that it intends to refuse to consummate the Arrangement or any of the transactions contemplated thereby because of any unfulfilled or unperformed condition precedent contained in this Agreement on the part of the other Party to be fulfilled or performed, such Party, as the case may be, shall so notify the other Party forthwith upon making such determination in order that the other Party shall have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition precedent within a reasonable period of time.

6.5        MUTUAL TERMINATION

This Agreement may, at any time before or after the holding of the Meetings, but no later than the Effective Date, be terminated by agreement in writing executed by Merus and Envoy without further action on the part of either of the Merus Shareholders or Envoy Shareholders, and if the Effective Date does not occur on or before the Termination Date, each Party may unilaterally terminate this Agreement without further action on the part of the Merus Shareholders and Envoy Shareholders, which termination shall be effective upon notice thereof being given to the other Party to this Agreement.

6.6        EFFECT OF TERMINATION

Upon the termination of this Agreement pursuant to Article 6 hereof, neither Party shall have any liability or further obligation to the other Party.

ARTICLE 7
MERGER

7.1        MERGER OF CONDITIONS

The conditions set out in Sections 5.1, 5.2 and 5.3 hereof shall be conclusively deemed to have been satisfied or waived upon the later of (i) the Effective Date of (ii) the date upon which the Registrar accepts for filing the documents required to be filed pursuant to Section 292 of the BCBCA giving effect to the Arrangement.

7.2        MERGER OF COVENANTS

The provisions of Sections 4.1 and 4.2 hereof shall be conclusively deemed to have been satisfied in all respects upon the Registrar accepting for filing the documents required to be filed pursuant to Section 292 of the BCBCA giving effect to the Arrangement.

7.3        INDEMNIFICATION

Each of the Parties hereto (the “Indemnifying Party”) hereby undertakes with the other Party to this Agreement (the “Indemnified Party”) to indemnify and hold harmless the Indemnified Party from and against all losses, claims, damages, liabilities, actions or demands including, without limiting the generality of the foregoing, amounts paid in any settlement approved by the Indemnifying Party of any action, suit, proceeding or claim but excluding lost profits and consequential damages of the Indemnified Party, to which the Indemnified Party may become subject insofar as such losses, claims, damages, liabilities, actions or demands arise out of or are based upon any breach of a representation, warranty, covenant or obligation of the Indemnifying Party contained in this Agreement or any certificate or notice delivered by it in connection herewith, and will reimburse the Indemnified Party for any legal or other expenses reasonably incurred by the Indemnified Party in connection with investigating or defending any such loss, claim, damage, liability, action or demand.

7.4        DEFENCE

Promptly after receipt by the Indemnified Party of notice of a possible action, suit, proceeding or claim referred to in Section 7.3 hereof, the Indemnified Party, if a claim in respect thereof is to be made against the Indemnifying Party under such section, shall provide the Indemnifying Party with written particulars thereof; provided that the failure to so provide the Indemnifying Party with such particulars shall not relieve such Indemnifying Party from any liability which it might have on account of the indemnity provided for in this Article 7, except insofar as such failure shall prejudice such Indemnifying Party. The Indemnified Party shall also provide the Indemnifying Party with copies of all relevant documentation, and unless the Indemnifying Party assumes the defence thereof, shall keep such Indemnifying Party advised of the progress thereof and shall keep such Indemnifying Party advised of all significant actions proposed. An Indemnifying Party shall be entitled, at its own expense, to participate in and, to the extent that it may wish, to assume the defence of any such action, suit, proceeding or claim but such defence shall be conducted by counsel of good standing approved by the Indemnified Party, such approval not to be unreasonably withheld. Upon the Indemnifying Party notifying the Indemnified Party of its election so to assume the defence and retaining such counsel, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by it in connection with such defence other than for reasonable costs of investigation. If such defence is assumed by the Indemnifying Party, it shall, throughout the course thereof, provide copies of all relevant documentation to the Indemnified Party, keep such Indemnified Party advised of the progress thereof and shall discuss with the Indemnified Party all significant actions proposed. No Indemnifying Party shall enter into any settlement without the consent of the Indemnified Party, but such consent shall not be unreasonably withheld. Notwithstanding the foregoing, the Indemnified Party shall have the right, at the Indemnifying Party's expense, to employ counsel of their own choice in respect of the defence of any such action, suit, proceeding or claim if:

(a)	the employment of such counsel has been authorized by the Indemnifying Party in connection with such defence;

(b)

counsel retained by the Indemnifying Party or the Indemnified Party shall have advised the Indemnified Party that there may be legal defences available to it which are different from or in addition to those available to the Indemnifying Party (in which event, and to that extent, the Indemnifying Party shall not have the right to assume or direct the defence on behalf of the Indemnified Party) or that there may be a conflict of interest between the Indemnifying Party and the Indemnified Party; or

(c)	the Indemnifying Party shall not have assumed such defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding or claim.

7.5        TERM

The obligations of the Parties under this Article 7 shall terminate when the Arrangement is consummated, failing which they shall survive and continue with respect to all losses, claims, damages, liabilities, actions or demands, notice of which is given to the Indemnifying Party by the Indemnified Party, on or before 12 months from the date hereof in compliance with Section 7.4 hereof.

ARTICLE 8
GENERAL

8.1        NOTICES

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile, in each case to the attention of the senior officer at the following addresses or at such other address as shall be specified by a Party by like notice:

(a)	if to Merus:

Suite 2007 – 1177 West Hastings Street
Vancouver, British Columbia V6E 2K3

Attention:        Ahmad Doroudian
Facsimile:         604.225.0588

with a copy to:

Clark Wilson LLP
Suite 800 – 885 West Georgia Street
Vancouver, British Columbia V6C 3H1

Attention:        Stewart Muglich
Facsimile:         604.687.6314

(b)	if to Envoy:

30 St. Patrick Street Ste. 301
Toronto, Ontario M5T 3A3

Attention:        Andrew Patient
Facsimile:         416.593.4434

with a copy to:

Peterson Law Professional Corporation
Suite 806 – 390 Bay Street
Toronto, Ontario M5H 2Y2

Attention:        Dennis Peterson
Facsimile:         416.777.6772

Any notice that is delivered to such address shall be deemed to be delivered on the date of delivery if delivered on a Business Day prior to 5:00 p.m. (local time at the place of receipt) or on the next Business Day if delivered after 5:00 p.m. or on a non-Business Day. Any notice delivered by facsimile transmission shall be deemed to be delivered on the date of transmission if delivered on a Business Day prior to 5:00 p.m. (local time at the place of receipt) or on the next Business Day if delivered after 5:00 p.m. or on a non-Business Day.

8.2        TIME OF THE ESSENCE

Time shall be of the essence in this Agreement.

8.3        ASSIGNMENT

Neither Merus nor Envoy may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other of them.

8.4        BINDING EFFECT

This Agreement and the Plan of Arrangement shall be binding upon and shall enure to the benefit of each of Envoy and Merus and the respective successors and permitted assigns thereof.

8.5        WAIVER

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting such waiver or release.

8.6        FURTHER ASSURANCES

Each Party shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts, and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as may be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Arrangement.

8.7        GOVERNING LAW

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia. Each Party hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.

8.8        EXPENSES

Each Party to this Agreement will be responsible for all of its own expenses, legal and other professional fees, disbursements, and all other costs incurred in connection with the negotiation, preparation, execution, and delivery of this Agreement and all documents and instruments relating hereto and the consummation of the transactions contemplated hereby.

8.9        SEVERABILITY

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable, then:

(a)	that provision shall (to the extent of the invalidity, illegality or unenforceability) be given no effect and shall be deemed not to be part of this Agreement; and

(b)

the Parties hereto shall use all reasonable commercial efforts to replace each invalid, illegal or unenforceable provision with a valid, legal and enforceable substitute provision, the effect of which is as close as possible to the intended effect of the invalid, illegal or unenforceable provision.

8.10      PARTIES IN INTEREST

This Agreement will be binding upon and inure solely to the benefit of each Party, and, other than pursuant to Article 7 hereof, nothing in this Agreement, express or implied, is intended to or will confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.11      COUNTERPARTS

This Agreement may be executed in one or more counterparts, manually or by facsimile, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date and year first above written.

MERUS LABS INTERNATIONAL INC.

Per:	/s/ Ahmad Doroudian
Name:	Ahmad Doroudian
Title:	Chief Executive Officer

ENVOY CAPITAL GROUP INC.

Per:	/s/ Robert Pollock
Name:	Robert Pollock
Title:	Chief Executive Officer

APPENDIX I

TO THE ARRANGEMENT AGREEMENT MADE AS OF NOVEMBER 9, 2011
BETWEEN MERUS LABS INTERNATIONAL INC. AND ENVOY CAPITAL GROUP INC.

PLAN OF ARRANGEMENT UNDER
SECTION 291 OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1        Definitions

Certain capitalized terms used in this Plan of Arrangement which are not defined herein are defined in the Arrangement Agreement. In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)	“Amalco” means the successor to Envoy and Merus under the BCBCA following the effectiveness of the Arrangement contemplated hereby;

(b)	“Amalco Shares” means common shares in the capital of Amalco;

(c)

“Arrangement” means the arrangement pursuant to the provisions of Section 288 of the BCBCA to be undertaken on the terms set out in this Plan of Arrangement, subject to any amendment or supplement thereto made in accordance with the Arrangement Agreement, this Plan of Arrangement or at the discretion of the Court;

(d)	“Arrangement Agreement” means the arrangement agreement dated November 9, 2011 between Envoy and Merus, including the appendices attached thereto, as supplemented or amended from time to time;

(e)	“BCBCA” means the British Columbia Business Corporations Act, S.B.C. 2002, c. 57, and the regulations made under that enactment, as amended;

(f)	“Business Day” means any day other than a Saturday, Sunday, a federal holiday in Canada or a day on which banks are not open for business in Vancouver, British Columbia;

(g)	“Court” means the Supreme Court of British Columbia;

(h)

“Dissent Procedures” means the procedures set forth in Section 238 of the BCBCA required to be taken by a registered holder of Merus Shares to exercise the right of dissent in respect of such Merus Shares in connection with the Arrangement and the procedures set forth in Section 185 of the OBCA required to be taken by a registered holder of Envoy Shares to exercise the right of dissent of such Envoy Shares in connection with the Arrangement;

(i)	“Dissenting Shareholder” means a registered holder of either Merus Shares or Envoy Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures;

(j)

“Effective Date” means the date on which the Final Order together with this Plan of Arrangement, and such other documents as are required to be filed under the BCBCA to give effect to the Arrangement, have been accepted for filing by the Registrar under the BCBCA giving effect to the Arrangement or such later date as determined by the board of directors of Merus or as specified by the Court;

(k)	“Effective Time” means the time on the Effective Date that the Arrangement becomes effective in accordance with its terms;

(l)	“Envoy” means Envoy Capital Group Inc., a corporation existing under the OBCA;

(m)	“Envoy Options” means the stock options to purchase Envoy Shares outstanding as of the Effective Date;

(n)	“Envoy Shareholders” means the holders of Envoy Shares at the applicable time;

(o)	“Envoy Shares” means the common shares in the capital of Envoy;

(p)	“Envoy Warrants” means the warrants to purchase Envoy Shares outstanding as of the Effective Date;

(q)	“Final Order” means the final order of the Court approving the Arrangement pursuant to the BCBCA;

(r)

“Meetings” means the annual general and special meeting of the Merus Shareholders and the special meeting of the Envoy Shareholders to be held to consider, among other matters, the Arrangement, and any adjournment or postponement thereof;

(s)	“Merus” means Merus Labs International, Inc., a corporation existing under the BCBCA;

(t)	“Merus Options” means the stock options to purchase Merus Shares outstanding as of the Effective Date;

(u)	“Merus Shareholders” means the holders of Merus Shares at the applicable time;

(v)	“Merus Shares” means the common shares in the capital of Merus;

(w)	“Merus Warrants” means the warrants to purchase Merus Shares outstanding as of the Effective Date;

(x)

“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

(y)	“Plan of Arrangement” means this plan of arrangement;

(z)	“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA; and

(aa)	“Shareholders” means the Merus Shareholders and Envoy Shareholders Common Shares at the applicable time.

(bb)	“Transfer Agent” means, in the case of Merus, Olympia Trust Company or, in the case of Envoy, Computershare Trust Company of Canada

1.2        Interpretation Not Affected By Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and other portions and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, paragraph or part hereof. Unless something in the subject matter or context is inconsistent therewith, all references herein to articles, sections, paragraphs and other portions are to articles, sections, paragraphs and other portions of this Plan of Arrangement.

1.3        Number and Gender

In this Plan of Arrangement, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine gender and neuter and words importing persons shall include individuals, partnerships, associations, forms, trusts, unincorporated organizations and corporations.

1.4        Statutes

A reference to a statute shall be deemed to include every regulation made pursuant thereto, all amendments to the statute or to any such regulation enforced from time to time, and any statute or regulation that supplements or supersedes such statute or any such regulation.

1.5        Currency

All references to currency herein are to lawful money of Canada unless otherwise specified herein.

1.6        Time and Date for Action

Time shall be of the essence in each matter or thing herein provided. Unless otherwise indicated, all times expressed herein are local time, Vancouver, British Columbia. In the event that the date on or by which any action is required to be taken hereunder is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on or by the next succeeding day which is a Business Day in such place.

1.7        Deeming Provisions

In this Plan of Arrangement, the deeming provisions are not rebutable and are conclusive and irrevocable.

1.8        Successors, Assigns, Etc.

At the Effective Time, this Plan of Arrangement will be binding upon Merus, Envoy, the Merus Shareholders and the Envoy Shareholders and their respective heirs, executors, administrators, legal representatives, successors and assigns.

1.9        Legislation

References in this Plan of Arrangement to any statute or sections thereof shall include any statute as amended or substituted, and any regulations promulgated thereunder, from time to time in effect.

1.10      Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1        Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

ARTICLE 3
THE ARRANGEMENT

3.1	The Arrangement

(a)

On the Effective Date (or on such other date as may be determined by the board of directors of Merus and Envoy) the events and transactions set out in Section 3.1(b) below shall occur and be deemed to occur on the Effective Date (or on such other date as may be determined by the board of directors of Merus and Envoy);

(b)

The following events and transactions shall occur and be deemed to occur in the order in which they are listed and without further act or formality and with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:

(i)

Immediately prior to the Effective Time, the Merus Shares and Envoy Shares held by Dissenting Shareholders shall be deemed to have been surrendered for cancellation, and such Dissenting Shareholders shall cease to be the holders of such Merus Shares and Envoy Shares, as applicable, and to have any rights as holders of such Merus Shares and Envoy Shares, as applicable, other than the right to be paid the fair value for such Merus Shares and Envoy Shares, as applicable, and such Dissenting Shareholders’ names shall be removed as the holders of such Merus Shares and Envoy Shares, as applicable, from the central securities register of Merus or Envoy, as applicable;

		(ii)	Merus and Envoy shall amalgamate to form Amalco with the same effect as if they had amalgamated under Section 270 of the BCBCA, in accordance with the following:

A.

Merus Shareholders (other than the Dissenting Shareholders) exchange each four Merus Shares for one Amalco Share, or such other ratio as necessary to account for the consolidation of the Envoy Shares (the “Merus Exchange Ratio”) provided that no fractional Amalco Shares will be distributed to Merus Shareholders and the number of Amalco Shares to which each Merus Shareholder is entitled will be rounded down to the next whole number and no payment will be made in respect of such a fractional share;

B.	Envoy Shareholders (other than the Dissenting Shareholders) exchange each Envoy Share for one Amalco Share;

C.

notwithstanding the terms of any of the Merus Warrant, holders of Merus Warrants shall be entitled to receive upon exercise of such holder’s Merus Warrants in accordance with its terms, the number of Amalco Shares as is equal to the product of:

	I.	the number of Merus Shares issuable pursuant to such Merus Warrant immediately prior to the Effective Time; and

	II.	the Merus Exchange Ratio; and

the exercise price per Amalco Share of any such amended Merus Warrant shall be the amount (rounded up to the nearest cent) equal to the quotient of:

	III.	the original exercise price per Merus Share of such Merus Warrant immediately before the Effective Time; and

	IV.	the Exchange Ratio;

D.

notwithstanding the terms of any of the Merus Option, holders of Merus Options shall be entitled to receive upon exercise of such holder’s Merus Options in accordance with its terms, the number of Amalco Shares as is equal to the product of:

	I.	the number of Merus Shares issuable pursuant to such Merus Option immediately prior to the Effective Time; and

	II.	the Merus Exchange Ratio; and

the exercise price per Amalco Share of any such amended Merus Option shall be the amount (rounded up to the nearest cent) equal to the quotient of:

	I.	the original exercise price per Merus Share of such Merus Option immediately before the Effective Time; and

	II.	the Exchange Ratio;

E.

notwithstanding the terms of any Envoy Warrant, holders of outstanding Envoy Warrants shall be entitled to receive upon exercise of such holder’s Envoy Warrant in accordance with its terms, the number of Amalco Shares as is equal to the number of Envoy Shares issuable pursuant to such Envoy Warrant immediately prior to the Effective Time. The exercise price per Amalco Share of any such amended Envoy Warrant shall be the amount equal to the original exercise price per Envoy Share of such Envoy Warrant immediately before the Effective Time;

F.

notwithstanding the terms of any Envoy Option, holders of Envoy Options shall be entitled to receive upon exercise of such holder’s Envoy Options in accordance with its terms, the number of Amalco Shares as is equal to the number of Envoy Shares issuable pursuant to such Envoy Option immediately prior to the Effective Time and the exercise price per Amalco Share of any such amended Envoy Option shall be the original exercise price per Envoy Share of such Envoy Option immediately before the Effective Time;

G.	the notice of articles of amalgamation and articles of Amalco shall be substantially in the form of the notice of articles and articles of Merus, taking into account the transactions set forth herein;

H.	the property, rights and interests of Merus and Envoy will be the property, rights and interests of Amalco;

I.	Amalco shall be liable for the obligations of Merus and Envoy;

J.	any existing cause of action, claim or liability to prosecution of Merus or Envoy shall be unaffected;

K.	any legal proceeding being prosecuted or pending by or against either Merus or Envoy may be prosecuted, or its prosecution may be continued, as the case may be, by or against Amalco;

L.	a conviction against, or ruling, order or judgment in favour or against either Merus or Envoy may be enforced by or against Amalco;

M.	Amalco’s name shall be Merus Labs International Inc.;

N.	the board of directors of Amalco shall consist of the following Persons:

Name

Ahmad Doroudian
David Guebert
Robert Pollock
Joseph Rus
Timothy Sorensen

O.	the officers of Amalco shall consist of the following Persons:

Name	Title
Ahmad Doroudian	President and Chief Executive Officer
Andrew Patient	Chief Financial Officer
Moira Ong	Vice President, Finance and Secretary
Ali Moghaddam	V.P Business Development & Commercial Operations

P.

the first auditors of Amalco shall be Saturna Group, who shall hold office until the first annual meeting of Amalco following the amalgamation or until their successors are elected or appointed, and for the purposes of Section 204 of the BCBCA.

3.2        Arrangement Effectiveness

The Arrangement shall be deemed effective as of the Effective Time.

3.3        Deemed Fully Paid and Non-Assessable Securities

All Amalco Shares distributed pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the laws of British Columbia.

3.4        Supplementary Actions

Notwithstanding that the transaction and events set out in Section 3.1 hereof shall occur, and shall be deemed to occur, in the order therein set out without any other act or formality, each of Merus and Envoy shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to further document or evidence any of the transactions or events set out in Section 3.1 hereof, including without limitation, any resolution of directors authorizing the issue, transfer or purchase for cancellation of securities, any security transfer powers evidencing the transfer of securities and any receipt therefor, any promissory notes and receipts therefor and any necessary additions to, or deletions from, share registers.

ARTICLE 4
DISSENT PROCEDURES

4.1        Dissent Procedures

Holders of Merus Shares and Envoy Shares may exercise a right of dissent in connection with the Arrangement in accordance with the Dissent Procedures provided that, notwithstanding the provisions of subsection 238 of the BCBCA and subsection 185 of the OBCA, the written objection to the special resolution to approve the Arrangement contemplated by subsection 242 of the BCBCA is received by Merus or Envoy, as applicable, not later than 5:00 p.m. (Vancouver time) two Business Days prior to the date of the Meetings and provided further that holders who exercise such right of dissent and who:

(a)	are ultimately entitled to be paid fair value for their either their Merus Shares or Envoy Shares, shall be deemed to have transferred such shares to Amalco for cancellation at the Effective Time; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Merus Shares or Envoy Shares shall be deemed to have participated in the Arrangement on the basis set forth in Section 3.1 hereof, but further provided that in no case shall Merus, Envoy or any other Person be required to recognize Dissenting Shareholders as holders of Amalco Shares after the Effective Time and the names of such Dissenting Shareholders shall be deleted from the register of holders of Amalco Shares at the Effective Time.

ARTICLE 5
DISTRIBUTION OF AMALCO SHARES

5.1	Delivery of Amalco Shares

(a)

Subject to surrender to the Transfer Agent for cancellation of a certificate which immediately prior to the Effective Time represented either Merus Shares or Envoy Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Transfer Agent may reasonably require, following the Effective Time the holder of such surrendered certificate shall be entitled to receive in exchange thereof, and the Transfer Agent shall deliver to such holder, the certificate representing that number of Amalco Shares which such holder has the right to receive, taking into account the transactions contemplated herein, and the certificate so surrendered shall forthwith be cancelled; and

(b)

Until surrendered as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented either Merus Shares or Envoy Shares shall be deemed after the Effective Time to represent only the right to receive, upon such surrender, the certificate representing that number of Amalco Shares which such holder has the right to receive, taking into account the transactions contemplated herein.

5.2        Withholding Rights

Merus, Envoy and their agents shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any holder of either Merus Shares or Envoy Shares such amounts as Merus, Envoy or their agents are required or permitted to deduct and withhold with respect to such payment under the ITA and the regulations thereunder, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.3        Limitation and Proscription

To the extent that Amalco (or its designated agent) is unable to deliver the Amalco Shares to which a Merus Shareholder or Envoy Shareholder is entitled on or before the date which is six years after the Effective Date (the “Final Proscription Date”), then the Amalco Shares which such Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificate representing any Merus Shares or Envoy Shares shall be delivered to Amalco (or its designated agent) for cancellation and shall be cancelled by Amalco and the interest of either the Merus Shareholder or Envoy Shareholder in such shares shall be terminated as of the Final Proscription Date.

5.4        Illegality of Delivery of Amalco Shares

Notwithstanding the foregoing, if it appears to Amalco, acting reasonably, that it would be contrary to applicable law to deliver the Amalco Shares pursuant to the Arrangement to a Person that is not a resident of Canada or the United States, the Amalco Shares that otherwise would be delivered to that Person shall be held by Amalco or its designated agent for sale by Amalco or such other Person as appointed by Amalco on behalf of that Person.

ARTICLE 6
AMENDMENT

6.1        Amendment

This Plan of Arrangement may at any time and from time to time before or after the holding of the Meetings, but not later than the Effective Date, be amended provided that such amendment is filed with the Court.

APPENDIX C
INTERIM ORDER

C-1

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

NOV - 9 2011
ENTERED

S-117579

Form 35 (Rules 8-4(1), 13-1(3) and 17-1(2))

No. _________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 TO 299 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, CHAPTER 57, AS AMENDED

- and -

IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG ENVOY CAPITAL GROUP INC., MERUS LABS INTERNATIONAL INC. and THEIR RESPECTIVE SECURITYHOLDERS

ENVOY CAPITAL GROUP INC. and MERUS LABS INTERNATIONAL INC.

PETITIONERS

INTERIM ORDER MADE AFTER APPLICATION

BEFORE	) THE HONOURABLE) ~~JUSTICE~~ MASTER BISHOP)	09/Nov/2011

☑ without notice coming on for hearing at Vancouver, B.C. on 09/Nov/2011 and on hearing Oliver C. Hanson, counsel for the Petitioners, for an interim order pursuant to section 288 of the *Business Corporations Act*, S.B.C. 2002, c-57 ("***BCBCA***") and upon reading the materials and pleadings filed herein;

THIS COURT ORDERS that:

I. GENERAL

A. Definitions

1. As used in this Interim Order Made After Application, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the draft Notice of Annual General and Special Meeting of Merus Shareholders, Notice of Special Meeting of Envoy Shareholders and the draft Joint Management Information Circular (collectively, the

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"**Draft Circular**") attached as Exhibit "A" to the 1st Affidavit of Ahmad Doroudian sworn November 9, 2011 (the "**Doroudian Affidavit**").

I. MERUS

a. The Meeting

2. Pursuant to the *BCBCA* and the Merus articles of incorporation, Merus is authorized and directed to call, hold and conduct an annual general and special meeting (the "**Merus Meeting**") of the holders (the "**Merus Shareholders**") of the common shares of Merus (the "**Merus Shares**"), to be held at Clark Wilson LLP, 800, 885 W. Georgia Street, V6C 3H1, on Friday, December 9, 2011 at 10:00 a.m. (Vancouver time) for the following purposes:

3. The record date for the Merus Meeting (the "**Merus Record Date**") for determining the Merus Shareholders entitled to receive notice of, attend and vote at the Merus Meeting shall be November 8, 2011, as approved by the board of directors of Merus (the "**Merus Board**"), and shall not change in respect of any adjournment to the Merus Meeting.

4. The Merus Meeting shall be called, held and conducted in accordance with the *BCBCA*, the Draft Circular and the articles of incorporation, subject to the terms of this Interim Order Made After Application (the "**Interim Order**"), and any further order of this Court, and the rulings and directions of the Chair of the Merus Meeting, such rulings and directions not to be inconsistent with this Interim Order.

5. The only persons entitled to attend the Merus Meeting shall be the Merus Shareholders as of the Merus Record Date or their proxyholders, the Merus Board, auditors and advisors, and any other person admitted on invitation or consent of the Chair of the Merus Meeting.

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b. Adjournments

6. Notwithstanding the provisions of the *BCBCA*, Merus, if it deems it so advisable, is specifically authorized to adjourn or postpone the Merus Meeting on one or more occasions, without the necessity of first convening the Merus Meeting or first obtaining any vote of the Merus Shareholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by such method as Merus may determine is appropriate in the circumstances, including by press release, news release, newspaper advertisement, or by notice sent to the Merus Shareholders by one of the methods specified in paragraph 10 of this Interim Order.

7. The Merus Record Date shall not change in respect of adjournments or postponements of the Merus Meeting.

c. Amendments

8. Prior to or after the Merus Meeting, Merus is authorized to make such amendments, revisions or supplements to the Arrangement in accordance with the Arrangement Agreement without any additional notice to the Merus Shareholders, and the Arrangement as so amended, revised and supplemented shall be the Arrangement and the subject of the Arrangement Resolution.

d. Notices of Meeting

9. The Draft Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(1)(a) of the *BCBCA*, and Merus shall not be required to send to the Merus Shareholders any other or additional statement pursuant to section 290(1)(a) of the *BCBCA*.

e. Method of Distribution of Meeting Materials

10. The Draft Circular and the form of proxy (collectively referred to as the "**Merus Meeting Materials**") with such deletions, amendments or additions thereto as counsel for Merus may advise as necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, shall be distributed not later than twenty-one (21) days prior to the Merus Meeting as follows:

(a) in the case of the registered Merus Shareholders, by unregistered mail, postage prepaid addressed to each registered Merus Shareholder at his/her last address on the books of Merus, mailed at least 21 days before the Merus Meeting;

(b) in the case of the Merus Board and auditors of Merus, by pre-paid ordinary mail, by expedited parcel post, by email or by facsimile, by courier or by delivery in person, addressed to the individual directors and the auditors; and

(c) in the case of holders of non-registered Merus Shares, by providing copies of the relevant portion of the Meeting Materials to intermediaries and registered nominees for sending to beneficial owners in accordance with National

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Instrument 54-101 – *Communications with Beneficial Owners of Securities* of a Reporting Issuer of the Canadian Securities Administrators.

Compliance with this paragraph shall constitute good and sufficient notice of the Merus Meeting.

11. Accidental failure of or omission by Merus to give notice to any one or more Merus Shareholders, directors or the auditors of Merus or the non-receipt of such notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Merus (including, without limitation, any inability to use postal services) shall not constitute a breach of this Interim Order, or in relation to notice to the Merus Shareholders, the Merus Board or the auditors of Merus, a defect in the calling of the Merus Meeting shall not invalidate any resolution passed or proceeding taken at the Merus Meeting, but if any such failure or omission is brought to the attention of Merus then it shall use reasonable efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

f. Deemed Receipt of Notice

12. The Merus Meeting Materials shall be deemed, for the purposes of this Interim Order, to have been received:

(a) in the case of mailing, when deposited in a post office or public letter box;

(b) when provided to intermediaries and registered nominees; and

(c) in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

g. Updating Meeting Materials

13. Notice of any amendments, updates or supplements to any of the information provided in the Merus Meeting Materials, if required, may be communicated to the Merus Shareholders by press release, news release, newspaper advertisement or by notice sent to the Merus Shareholders by one of the methods specified in paragraph 10 of this Interim Order.

h. Quorum and Voting

14. The quorum for the Merus Meeting shall consist of at least two people who are, or who represent proxy, shareholders who, in aggregate, hold at least 5% of the Merus Shares entitled to be voted at the Merus Meeting.

15. The vote required to pass the Arrangement Resolution must, subject to further orders of the Court, be approved by at least 66⅔% of the aggregate votes cast by the Merus Shareholders as at the Merus Record Date, present in person or represented by proxy at the Merus Meeting, with each Merus Shareholder having one vote for each Merus Share.

16. For the purposes of counting votes respecting the Arrangement Resolution, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast and the Merus Shares represented by such spoiled votes, illegible votes, defective votes and abstentions shall not be counted in determining the number of Merus Shares represented at the

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Merus Meeting. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

17. In all other respects, the terms, restrictions and conditions of the Merus articles of incorporation will apply in respect of the Merus Meeting.

i. Scrutineer

18. A representative of the Registrar and transfer agent (or any agent thereof) of Merus is authorized to act as scrutineer for the Merus Meeting.

j. Solicitation of Proxies

19. Merus is authorized to use proxies at the Merus Meeting in accordance with the Merus articles of incorporation. Merus is authorized, at its own expense, to solicit proxies, directly and through its directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

20. The procedure for delivery, revocation and use of proxies at the Merus Meeting shall be as set out in the Merus Meeting Materials.

k. Dissent Rights

III. ENVOY

a. The Meeting

23. Pursuant to the *Ontario Business Corporations Act*, R.S.O. 1990, c. B-16 ("***ONBCA***") and the Envoy articles of incorporation, Envoy is authorized and directed to call, hold and conduct a special meeting (the "**Envoy Meeting**") of the holders (the "**Envoy Shareholders**") of the common shares of Envoy (the "**Envoy Shares**"), to be held at Suite 2110, 130 King Street West, Toronto, Ontario, on Friday, December 9, 2011 at 10:00 a.m. (Toronto time) for the following purposes:

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(a) to consider, and if thought advisable, to pass, with or without variation, a special resolution (the "**Continuation Resolution**"), the full text of which is set forth in Appendix A to the Draft Circular, which is attached as Exhibit "A" to the Doroudian Affidavit, to approve the continuance of Envoy under the *BCBCA*;

24. The record date for the Envoy Meeting (the "**Envoy Record Date**") for determining the Envoy Shareholders entitled to receive notice of, attend and vote at the Envoy Meeting shall be November 8, 2011, as approved by the board of directors of Envoy (the "**Envoy Board**"), and shall not change in respect of any adjournment to the Envoy Meeting.

25. The Envoy Meeting shall be called, held and conducted in accordance with the *ONBCA*, the Draft Circular and the Envoy articles of incorporation, subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the Chair of the Envoy Meeting, such rulings and directions not to be inconsistent with this Interim Order.

26. The only persons entitled to attend the Envoy Meeting shall be the Envoy Shareholders as of the Envoy Record Date or their proxyholders, the Envoy Board, auditors and advisors, and any other person admitted on invitation or consent of the Chair of the Envoy Meeting.

b. Adjournments

27. Notwithstanding the provisions of the *ONBCA*, Envoy, if it deems it so advisable, is specifically authorized to adjourn or postpone the Envoy Meeting on one or more occasions, without the necessity of first convening the Envoy Meeting or first obtaining any vote of the Envoy Shareholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by such method as Envoy may determine is appropriate in the circumstances, including by press release, news release, newspaper advertisement, or by notice sent to the Envoy Shareholders by one of the methods specified in paragraph 31 of this Interim Order.

28. The Envoy Record Date shall not change in respect of adjournments or postponements of the Envoy Meeting.

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c. Amendments

29. Prior to or after the Envoy Meeting, Envoy is authorized to make such amendments, revisions or supplements to the Arrangement in accordance with the Arrangement Agreement without any additional notice to the Envoy Shareholders, and the Arrangement as so amended, revised and supplemented shall be the Arrangement and the subject of the Arrangement Resolution.

d. Notices of Meeting

30. The Draft Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(1)(a) of the *BCBCA*, and Envoy shall not be required to send to the Envoy Shareholders any other or additional statement pursuant to section 290(1)(a) of the *BCBCA*.

e. Method of Distribution of Meeting Materials

31. The Draft Circular and the form of proxy (collectively referred to as the "**Envoy Meeting Materials**") with such deletions, amendments or additions thereto as counsel for Envoy may advise as necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, shall be distributed not later than twenty-one (21) days prior to the Envoy Meeting as follows:

(a) in the case of the registered Envoy Shareholders, by unregistered mail, postage prepaid addressed to each Envoy Shareholder at his/her last address on the books of Envoy, mailed at least 21 days before the Envoy Meeting;

(b) in the case of the Envoy Board and auditors of Envoy, by pre-paid ordinary mail, by expedited parcel post, by email or by facsimile, by courier or by delivery in person, addressed to the individual directors and the auditors; and

(c) in the case of holders of non-registered Envoy Shares, by providing copies of the relevant portion of the Meeting Materials to intermediaries and registered nominees for sending to beneficial owners in accordance with National Instrument 54-101 – *Communications with Beneficial Owners of Securities* of a Reporting Issuer of the Canadian Securities Administrators.

Compliance with this paragraph shall constitute good and sufficient notice of the Envoy Meeting.

32. Accidental failure of or omission by Envoy to give notice to any one or more Envoy Shareholders, directors or the auditors of Envoy or the non-receipt of such notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Envoy (including, without limitation, any inability to use postal services) shall not constitute a breach of this Interim Order, or in relation to notice to the Envoy Shareholders, the Envoy Board or the auditors of Envoy, a defect in the calling of the Envoy Meeting shall not invalidate any resolution passed or proceeding taken at the Envoy Meeting, but if any such failure or omission is brought to the attention of Envoy then it shall use reasonable efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

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f. Deemed Receipt of Notice

33. The Envoy Meeting Materials shall be deemed, for the purposes of this Interim Order, to have been received:

(a) in the case of mailing, when deposited in a post office or public letter box;

(b) when provided to intermediaries and registered nominees; and

(c) in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

g. Updating Meeting Materials

34. Notice of any amendments, updates or supplements to any of the information provided in the Envoy Meeting Materials, if required, may be communicated to the Envoy Shareholders by press release, news release, newspaper advertisement or by notice sent to the Envoy Shareholders by one of the methods specified in paragraph 31 of this Interim Order.

h. Quorum and Voting

35. The quorum for the Envoy Meeting shall consist of at least two people who are, or who represent proxy, shareholders who, in aggregate, hold at least 5% of the Envoy Shares entitled to be voted at the Envoy Meeting.

36. The vote required to pass the Arrangement Resolution must, subject to further orders of the Court, be approved by at least 66⅔% of the aggregate votes cast by the Envoy Shareholders as at the Envoy Record Date, present in person or represented by proxy at the Envoy Meeting, with each Envoy Shareholder having one vote for each Envoy Share.

37. For the purposes of counting votes respecting the Arrangement Resolution, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast and the Envoy Shares represented by such spoiled votes, illegible votes, defective votes and abstentions shall not be counted in determining the number of Envoy Shares represented at the Envoy Meeting. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

38. In all other respects, the terms, restrictions and conditions of the Envoy articles of incorporation will apply in respect of the Envoy Meeting.

i. Scrutineer

39. A representative of the Registrar and transfer agent (or any agent thereof) of Envoy is authorized to act as scrutineer for the Envoy Meeting.

j. Solicitation of Proxies

40. Envoy is authorized to use proxies at the Envoy Meeting in accordance with the Envoy articles of incorporation. Envoy is authorized, at its own expense, to solicit proxies,

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directly and through its directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

41. The procedure for delivery, revocation and use of proxies at the Envoy Meeting shall be as set out in the Envoy Meeting Materials.

k. Dissent Rights

IV. APPLICATION FOR FINAL ORDER

44. Upon the approval, with or without variation, by the Merus Shareholders and the Envoy Shareholders of the Arrangement, in the manner set forth in this Interim Order, Merus and Envoy may apply to this Court for an Order:

(a) approving the Arrangement pursuant to section 291(4)(a) of the *BCBCA*; and

(b) declaring that the terms and conditions of the Arrangement are substantively and procedurally fair with respect to the Merus Shareholders and the Envoy Shareholders pursuant to section 291(4)(c) of the *BCBCA*;

(collectively, the "**Final Order**") and that the hearing of the Final Order will be held on December 12, 2011 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, B.C. or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as this Court may direct.

45. Any Merus Shareholder or Envoy Shareholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order. Any Merus Shareholder or Envoy Shareholder seeking to appear at the hearing of the application for the Final Order shall:

(a) file a Response to Petition, in the form prescribed by the Supreme Court Civil Rules, with this Court; and

(b) serve the filed Response to Petition on the Petitioners' solicitors at:

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Clark Wilson LLP
Barristers and Solicitors
800 – 885 West Georgia Street
Vancouver, B.C. V6C 3H1
Attention: Oliver C. Hanson/Stewart Muglich

46. Sending the Petition and this Interim Order in accordance with paragraphs 10 and 31 of this Interim Order shall:

(a) constitute good and sufficient service of the within proceedings and no other form of service need to be made and no other material need to be served on such persons in respect of these proceedings and that service of the affidavits in support is dispensed with; and

(b) to the extent necessary, shorten the time period provided in the Supreme Court Civil Rules for filing a Response to Petition and for delivery of a Notice of Hearing of this Petition for final order.

47. The only persons entitled to receive notice of any further proceedings herein, including any hearing to sanction or approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for Merus and Envoy.

48. In the event that the hearing for the Final Order is adjourned, only those persons who have filed and served a Response to Petition in accordance with this Interim Order need to be served and provided with notice of the adjourned hearing date.

49. Accidental failure of or omission by Merus or Envoy to send the Petition and this Interim Order in accordance with paragraphs 10 and 31, respectively, to Merus Shareholders, Envoy Shareholders or any of the directors or auditors of Merus or Envoy, shall not invalidate any order made by this Honourable Court to approve the Arrangement, but if any such failure or omission is brought to the attention of Merus or Envoy, then they shall use reasonable efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

a. Variance

50. Merus and Envoy shall be entitled, at any time, to apply to vary this Interim Order.

51. Part 8 of the *Supreme Court Civil Rules* will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.

b. Extra-Territorial Assistance

52. This Court seeks and requests the aid and recognition of any court of any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the

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legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of Lawyer for the Petitioners
Lawyer: Oliver C. Hanson

BY THE COURT

Registrar

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APPENDIX D
PETITION

D-1

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

NOV 0 9 2011

S-117579

Form 66 (Rules 16-1(2) and 21-5(14))

No. ___________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 TO 299 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, CHAPTER 57, AS AMENDED

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IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG ENVOY CAPITAL GROUP INC., MERUS LABS INTERNATIONAL INC. and THEIR RESPECTIVE SECURITYHOLDERS

ENVOY CAPITAL GROUP INC. and MERUS LABS INTERNATIONAL INC.

PETITIONERS

PETITION TO THE COURT

This proceeding has been started by the Petitioners for the relief set out in Part 1 below.

If you intend to respond to this Petition, you or your lawyer must

(a) file a Response to Petition in Form 67 in the above-named registry of this court within the time for response to Petition described below, and

(b) serve on the Petitioners

(i) 2 copies of the filed Response to Petition, and

(ii) 2 copies of each filed Affidavit on which you intend to rely at the hearing.

Orders, including orders granting the relief claimed, may be made against you, without any further notice to you, if you fail to file the Response to Petition within the time for response.

Time for Response to Petition

A Response to Petition must be filed and served on the Petitioners,

(a) if you were served with the Petition anywhere in Canada, within 21 days after that service,

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(b) if you were served with the Petition anywhere in the United States of America, within 35 days after that service,

(c) if you were served with the Petition anywhere else, within 49 days after that service, or

(d) if the time for Response has been set by order of the court, within that time.

(1)	The address of the registry is:	800 Smithe Street Vancouver, BC, V6Z 2E1
(2)	The ADDRESS FOR SERVICE of the Petitioners is: Fax number address for service (if any) of the Petitioners: E-mail address for service (if any) of the Petitioners:	Oliver C. Hanson **Clark Wilson LLP** 800 – 885 West Georgia Street Vancouver, BC V6C 3H1 (Direct Number: 604-643-3120) 604.687.6314 N/A
(3)	The name and office address of the Petitioners' lawyer is:	Oliver C. Hanson **Clark Wilson LLP** 800 – 885 West Georgia Street Vancouver, BC V6C 3H1 (Direct Number: 604-643-3120)

CLAIM OF THE PETITIONERS

PART 1: ORDERS SOUGHT

1. The Petitioners seek:

(a) An Order (the "**Interim Order**") in the form attached as Schedule "A" to this Petition to the Court; and

(b) An Order (the "**Final Order**") in the form attached as Schedule "B" to this Petition to the Court.

PART 2: FACTUAL BASIS

A. The Petitioners

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pharmaceutical products. Merus utilizes its expertise in the North American pharmaceutical markets and its access to capital to acquire and license niche branded products in Canada and United States.

2. **Envoy** – Envoy is a Toronto based merchant banking company existing under the laws of the Province of Ontario and is in the business of providing financial services, as well as debt and equity capital, to small and mid-cap companies.

B. The Arrangement

3. As of November 9, 2011, Merus and Envoy have entered into an arrangement agreement (the "**Arrangement Agreement**") to amalgamate Merus and Envoy to form Amalco by means of a plan of arrangement (the "**Arrangement**") pursuant to the *Business Corporations Act*, S.B.C. 2002, c-57 ("***BCBCA***"). Under the Arrangement, Amalco will continue Merus' business of acquiring and licensing pharmaceutical products.

4. On the effective date of the Arrangement (the "**Effective Date**"), which is currently contemplated to be on or about December 13, 2011, holders of common shares (the "**Merus Shares**") of Merus ("**Merus Shareholders**") and holders of common shares (the "**Envoy Shares**") of Envoy ("**Envoy Shareholders**") will become common shareholders of Amalco (the "**Amalco Shareholders**"). The common shares of Amalco (the "**Amalco Shares**") are anticipated to trade on the Toronto Stock Exchange ("**TSX**") and the NASDAQ Stock Market ("**NASNAQ**").

5. By proceeding by way of a plan of arrangement under the *BCBCA*, the Final Order will constitute the basis for an exemption from the registration requirements of the *Securities Act of 1933*, as amended, of the United States of America (the "***1933 Act***") with respect to the securities to be issued in the United States of America under the Arrangement.

C. Effect of the Arrangement

6. Pursuant to the Arrangement Agreement, all of the outstanding Merus Shares held by Merus Shareholders will be exchanged for Amalco Shares on a 4 to 1 ratio, meaning Merus Shareholders will receive 1 Amalco Share for every 4 Merus Shares (the "**Merus Exchange Ratio**").

8. All of the outstanding Envoy Shares held by Envoy Shareholders will be exchanged for Amalco Shares on a 1 to 1 ratio, meaning Envoy Shareholders will receive 1 Amalco Share for every 1 Envoy Shares (the "**Envoy Exchange Ratio**").

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D. Procedures for the Arrangement Becoming Effective

10. The Arrangement is proposed to be carried out pursuant to sections 288 to 299 of the *BCBCA*. The following procedural steps must be taken for the Arrangement to become effective:

E. Reasons for the Arrangement

11. Merus requires capital to move forward and to pursue its business objectives, which includes expanding its business and acquiring additional product lines.

12. Merus has successfully concluded various debt and equity financings since February 2011; however, additional financing is still required.

13. In an effort to raise funds, Merus has received two term sheets for debt financing and one term sheet for equity financing.

14. On or about July 17, 2011, Robert Pollock, the CEO of Envoy, suggested that Merus consider merging with Envoy as a way to raise capital. Mr. Pollock was familiar with Merus as he had, *inter alia*, participated in a $2 million private placement financing conducted by Merus in March 2011.

15. After careful consideration of all options and a review of Envoy assets ($10.5 million in cash or near cash, TSX and NASDAQ listing and approximately $26 million in tax losses), Merus decided to formally engage in discussions with Envoy to conclude a merger of the two companies.

F. Board Approval

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aggregate votes cast by the Envoy Shareholders as at the Envoy Record Date, present in person or represented by proxy at the Envoy Meeting.

20. The Draft Circular and form of proxy for both Merus and Envoy (collectively, referred to as the "**Meeting Materials**") with such deletions, amendments or additions thereto as counsel for the Petitioners may advise as necessary or desirable, provided that such amendments are not inconsistent with the terms of the Interim Order, shall be distributed not later than twenty-one (21) days prior to the Merus Meeting and the Envoy Meeting to each of the Merus Shareholders, Envoy Shareholders, the Merus Board, the Envoy Board and the holders of non-registered Merus Shares and Envoy Shares.

21. The quorum for both the Merus Meeting and Envoy Meeting shall consist of at least two people who are, or who represent proxy, shareholders who, in aggregate, hold at least 5% of the Merus Shares or Envoy Shares entitled to be voted at their respective meeting.

H. UNITED STATES SECURITIES LAWS

24. Section 3(a)(10) of the *1933 Act* provides an exemption from the registration requirements of that statute for the issue of securities in exchange for other outstanding securities, where the terms and conditions of the issue and exchange are approved by a court of competent jurisdiction after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue such securities shall have the right to appear.

25. In order to ensure the securities issued to Merus Shareholders and Envoy Shareholders, who are resident in the United States of America, pursuant to the Arrangement be exempt from the registration requirements of the *1933 Act*, it is necessary that:

(a) the Court is advised of the intention of the parties to rely on section 3(a)(10) of the *1933 Act* prior to the hearing required to approve the Arrangement;

(b) the Interim Order approving the relevant meeting or meetings to approve the Arrangement specify that Merus Shareholders and Envoy Shareholders will have the right to appear before the court, so long as Merus Shareholders and Envoy Shareholders file a Response to Petition within a reasonable time;

(c) all Merus Shareholders and Envoy Shareholders be given adequate notice advising them of their rights to attend the hearing of the Court to approve the

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Arrangement Resolution and given sufficient information necessary for them to exercise that right, and there is no improper impediments to the appearance of those persons at the hearing;

(d) the Court satisfies itself as to the fairness of the Arrangement to Merus Shareholders and Envoy Shareholders;

(e) the Court determine, prior to approving the Final Order, that the terms and conditions of the exchanges of securities comprising the Arrangement are substantively and procedurally fair to Merus Shareholders and Envoy Shareholders; and

(f) the order of the Court approving the Arrangement expressly states that the Arrangement is approved by the Court as being substantively and procedurally fair to Merus Shareholders and Envoy Shareholders.

26. Merus and Envoy have registered shareholders in the United States of America. Since the completion of the Arrangement involves issuances of securities to Merus Shareholders and Envoy Shareholders in the United States of America, Merus and Envoy hereby give notice to the Court of its intention to rely on section 3(a)(10) of the *1933 Act* in completing the Arrangement based on the Court's approval of the Arrangement.

27. Counsel for Merus and Envoy have advised that Merus Shareholders and Envoy Shareholders to whom securities will be issued under the Arrangement shall receive such securities in reliance on the exemption from the registration requirements of the *1933 Act* contained in section 3(a)(10) thereof, based on the Court's approval of the Arrangement.

PART 3: LEGAL BASIS

1. Pursuant to section 288(g) of the *BCBCA*, a company may propose an arrangement with shareholders, creditors or other persons and may, in that arrangement, make any proposal it considers appropriate, including a proposal for one or more of the following:

> ...
>
> *(g) an amalgamation of the company with one or more corporations.*

2. Merus is a "company" as defined in section 1(1) of the *BCBCA* and Envoy is a "corporation" as defined in section 1(1) of the *BCBCA*.

3. The Arrangement constitutes an "arrangement" under the *BCBCA*: see s. 288 of the *BCBCA* and *Protiva Biotherapeutics Inc. v. Inex Pharmaceuticals Corp*, 2006 BCSC 1729.

4. Pursuant to section 288 to 291 of the *BCBCA*, the Arrangement requires the approval of this Honourable Court to proceed.

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5. Section 291 of the *BCBCA* contemplates the approval of a plan of arrangement as a three-step process:

(a) the first step is an application for an interim order for directions for calling a securityholders' meeting to consider and vote on the proposed arrangement. The first application proceeds ex parte because of the administrative burden of serving securityholders;

(b) the second step is the meeting of the securityholders, where the proposed arrangement is voted upon, and must be approved by a special resolution; and

(c) the third step is the application for final Court approval of the arrangement.

6. The final approval of the plan of arrangement should be granted if the Court is satisfied that:

(a) the statutory requirements have been complied with;

(b) each class of securityholders was fairly represented;

(c) the arrangement is fair and reasonable in the sense of being one that a businessperson would reasonably approve; and

(d) the arrangement is compatible with the section of the *BCBCA* under which it is to be approved.

7. The Arrangement is fair and reasonable to the Unitholders: see *St. Lawrence & Hudson Railway Co.*, [1998] O.J. No. 3934; *BCE Inc.*, [2008] 3 S.C.R. 560; and *Firm Capital Mortgage Investment Trust (Re)*, 2010 ONSC 7173;

8. The Petitioners further rely on:

(a) sections 1, 180 and 288 through 291 of the *Business Corporations Act*;

(c) the inherent jurisdiction of the Honourable Court.

PART 4: MATERIAL TO BE RELIED ON

1. At the hearing of this Petition to the Court, the Petitioners will rely upon:

(a) Affidavit #1 of Ahmad Doroudian made 09/Nov/2011;

(b) Affidavit #1 of Robert Pollock made 09/Nov/2011; and

(c) such other documents as counsel may advise.

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The Petitioners estimate that the hearing of the Petition will take 15 minutes.

Date: 09/Nov/2011

Signature of Lawyer for Petitioners
Lawyer: Oliver C. Hanson

This PETITION TO THE COURT is prepared by Oliver C. Hanson of the firm of **Clark Wilson LLP** whose place of business is 800 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1 (Direct #: 604-643-3120, Fax #: 604.687.6314, Email: och@cwilson.com) (File #: 35528-0018).

To be completed by the court only:

Order made

☐ in the terms requested in paragraphs __________ of Part 1 of this Petition

☐ with the following variations and additional terms:

____

____

____

Date: ________________ [dd/mmm/yyyy]   ________________ Signature of ☐ Judge ☐ Master

CW4798682.1

Schedule A

Form 35 (Rules 8-4(1), 13-1(3) and 17-1(2))

No. ___________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 TO 299 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, CHAPTER 57, AS AMENDED

- and -

IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG ENVOY CAPITAL GROUP INC., MERUS LABS INTERNATIONAL INC. and THEIR RESPECTIVE SECURITYHOLDERS

ENVOY CAPITAL GROUP INC. and MERUS LABS INTERNATIONAL INC.

PETITIONERS

INTERIM ORDER MADE AFTER APPLICATION

BEFORE	)	JUSTICE	)	09/Nov/2011

☑ without notice coming on for hearing at Vancouver, B.C. on 09/Nov/2011 and on hearing Oliver C. Hanson, counsel for the Petitioners, for an interim order pursuant to section 288 of the *Business Corporations Act*, S.B.C. 2002, c-57 ("***BCBCA***") and upon reading the materials and pleadings filed herein;

THIS COURT ORDERS that:

I. GENERAL

A. Definitions

1. As used in this Interim Order Made After Application, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the draft Notice of Annual General and Special Meeting of Merus Shareholders, Notice of Special Meeting of Envoy Shareholders and the draft Joint Management Information Circular (collectively, the

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"**Draft Circular**") attached as Exhibit "A" to the 1st Affidavit of Ahmad Doroudian sworn November 9, 2011 (the "**Doroudian Affidavit**").

I. MERUS

a. The Meeting

2. Pursuant to the *BCBCA* and the Merus articles of incorporation, Merus is authorized and directed to call, hold and conduct an annual general and special meeting (the "**Merus Meeting**") of the holders (the "**Merus Shareholders**") of the common shares of Merus (the "**Merus Shares**"), to be held at Clark Wilson LLP, 800, 885 W. Georgia Street, V6C 3H1, on Friday, December 9, 2011 at 10:00 a.m. (Vancouver time) for the following purposes:

3. The record date for the Merus Meeting (the "**Merus Record Date**") for determining the Merus Shareholders entitled to receive notice of, attend and vote at the Merus Meeting shall be November 8, 2011, as approved by the board of directors of Merus (the "**Merus Board**"), and shall not change in respect of any adjournment to the Merus Meeting.

4. The Merus Meeting shall be called, held and conducted in accordance with the *BCBCA*, the Draft Circular and the articles of incorporation, subject to the terms of this Interim Order Made After Application (the "**Interim Order**"), and any further order of this Court, and the rulings and directions of the Chair of the Merus Meeting, such rulings and directions not to be inconsistent with this Interim Order.

5. The only persons entitled to attend the Merus Meeting shall be the Merus Shareholders as of the Merus Record Date or their proxyholders, the Merus Board, auditors and advisors, and any other person admitted on invitation or consent of the Chair of the Merus Meeting.

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b. Adjournments

6. Notwithstanding the provisions of the *BCBCA*, Merus, if it deems it so advisable, is specifically authorized to adjourn or postpone the Merus Meeting on one or more occasions, without the necessity of first convening the Merus Meeting or first obtaining any vote of the Merus Shareholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by such method as Merus may determine is appropriate in the circumstances, including by press release, news release, newspaper advertisement, or by notice sent to the Merus Shareholders by one of the methods specified in paragraph 10 of this Interim Order.

7. The Merus Record Date shall not change in respect of adjournments or postponements of the Merus Meeting.

c. Amendments

8. Prior to or after the Merus Meeting, Merus is authorized to make such amendments, revisions or supplements to the Arrangement in accordance with the Arrangement Agreement without any additional notice to the Merus Shareholders, and the Arrangement as so amended, revised and supplemented shall be the Arrangement and the subject of the Arrangement Resolution.

d. Notices of Meeting

9. The Draft Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(1)(a) of the *BCBCA*, and Merus shall not be required to send to the Merus Shareholders any other or additional statement pursuant to section 290(1)(a) of the *BCBCA*.

e. Method of Distribution of Meeting Materials

10. The Draft Circular and the form of proxy (collectively referred to as the "**Merus Meeting Materials**") with such deletions, amendments or additions thereto as counsel for Merus may advise as necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, shall be distributed not later than twenty-one (21) days prior to the Merus Meeting as follows:

(a) in the case of the registered Merus Shareholders, by unregistered mail, postage prepaid addressed to each registered Merus Shareholder at his/her last address on the books of Merus, mailed at least 21 days before the Merus Meeting;

(b) in the case of the Merus Board and auditors of Merus, by pre-paid ordinary mail, by expedited parcel post, by email or by facsimile, by courier or by delivery in person, addressed to the individual directors and the auditors; and

(c) in the case of holders of non-registered Merus Shares, by providing copies of the relevant portion of the Meeting Materials to intermediaries and registered nominees for sending to beneficial owners in accordance with National

CW4786862.2

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Instrument 54-101 – *Communications with Beneficial Owners of Securities* of a Reporting Issuer of the Canadian Securities Administrators.

Compliance with this paragraph shall constitute good and sufficient notice of the Merus Meeting.

11. Accidental failure of or omission by Merus to give notice to any one or more Merus Shareholders, directors or the auditors of Merus or the non-receipt of such notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Merus (including, without limitation, any inability to use postal services) shall not constitute a breach of this Interim Order, or in relation to notice to the Merus Shareholders, the Merus Board or the auditors of Merus, a defect in the calling of the Merus Meeting shall not invalidate any resolution passed or proceeding taken at the Merus Meeting, but if any such failure or omission is brought to the attention of Merus then it shall use reasonable efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

f. Deemed Receipt of Notice

12. The Merus Meeting Materials shall be deemed, for the purposes of this Interim Order, to have been received:

(a) in the case of mailing, when deposited in a post office or public letter box;

(b) when provided to intermediaries and registered nominees; and

(c) in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

g. Updating Meeting Materials

13. Notice of any amendments, updates or supplements to any of the information provided in the Merus Meeting Materials, if required, may be communicated to the Merus Shareholders by press release, news release, newspaper advertisement or by notice sent to the Merus Shareholders by one of the methods specified in paragraph 10 of this Interim Order.

h. Quorum and Voting

14. The quorum for the Merus Meeting shall consist of at least two people who are, or who represent proxy, shareholders who, in aggregate, hold at least 5% of the Merus Shares entitled to be voted at the Merus Meeting.

15. The vote required to pass the Arrangement Resolution must, subject to further orders of the Court, be approved by at least 66⅔% of the aggregate votes cast by the Merus Shareholders as at the Merus Record Date, present in person or represented by proxy at the Merus Meeting, with each Merus Shareholder having one vote for each Merus Share.

16. For the purposes of counting votes respecting the Arrangement Resolution, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast and the Merus Shares represented by such spoiled votes, illegible votes, defective votes and abstentions shall not be counted in determining the number of Merus Shares represented at the

CW4786862.2

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Merus Meeting. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

17. In all other respects, the terms, restrictions and conditions of the Merus articles of incorporation will apply in respect of the Merus Meeting.

i. Scrutineer

18. A representative of the Registrar and transfer agent (or any agent thereof) of Merus is authorized to act as scrutineer for the Merus Meeting.

j. Solicitation of Proxies

19. Merus is authorized to use proxies at the Merus Meeting in accordance with the Merus articles of incorporation. Merus is authorized, at its own expense, to solicit proxies, directly and through its directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

20. The procedure for delivery, revocation and use of proxies at the Merus Meeting shall be as set out in the Merus Meeting Materials.

k. Dissent Rights

III. ENVOY

a. The Meeting

23. Pursuant to the *Ontario Business Corporations Act*, R.S.O. 1990, c. B-16 ("***ONBCA***") and the Envoy articles of incorporation, Envoy is authorized and directed to call, hold and conduct a special meeting (the "**Envoy Meeting**") of the holders (the "**Envoy Shareholders**") of the common shares of Envoy (the "**Envoy Shares**"), to be held at Suite 2110, 130 King Street West, Toronto, Ontario, on Friday, December 9, 2011 at 10:00 a.m. (Toronto time) for the following purposes:

CW4786862.2

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(a) to consider, and if thought advisable, to pass, with or without variation, a special resolution (the "**Continuation Resolution**"), the full text of which is set forth in Appendix A to the Draft Circular, which is attached as Exhibit "A" to the Doroudian Affidavit, to approve the continuance of Envoy under the *BCBCA*;

24. The record date for the Envoy Meeting (the "**Envoy Record Date**") for determining the Envoy Shareholders entitled to receive notice of, attend and vote at the Envoy Meeting shall be November 8, 2011, as approved by the board of directors of Envoy (the "**Envoy Board**"), and shall not change in respect of any adjournment to the Envoy Meeting.

25. The Envoy Meeting shall be called, held and conducted in accordance with the *ONBCA*, the Draft Circular and the Envoy articles of incorporation, subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the Chair of the Envoy Meeting, such rulings and directions not to be inconsistent with this Interim Order.

26. The only persons entitled to attend the Envoy Meeting shall be the Envoy Shareholders as of the Envoy Record Date or their proxyholders, the Envoy Board, auditors and advisors, and any other person admitted on invitation or consent of the Chair of the Envoy Meeting.

b. Adjournments

27. Notwithstanding the provisions of the *ONBCA*, Envoy, if it deems it so advisable, is specifically authorized to adjourn or postpone the Envoy Meeting on one or more occasions, without the necessity of first convening the Envoy Meeting or first obtaining any vote of the Envoy Shareholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by such method as Envoy may determine is appropriate in the circumstances, including by press release, news release, newspaper advertisement, or by notice sent to the Envoy Shareholders by one of the methods specified in paragraph 31 of this Interim Order.

28. The Envoy Record Date shall not change in respect of adjournments or postponements of the Envoy Meeting.

CW4786862.2

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c. Amendments

29. Prior to or after the Envoy Meeting, Envoy is authorized to make such amendments, revisions or supplements to the Arrangement in accordance with the Arrangement Agreement without any additional notice to the Envoy Shareholders, and the Arrangement as so amended, revised and supplemented shall be the Arrangement and the subject of the Arrangement Resolution.

d. Notices of Meeting

30. The Draft Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of section 290(1)(a) of the *BCBCA*, and Envoy shall not be required to send to the Envoy Shareholders any other or additional statement pursuant to section 290(1)(a) of the *BCBCA*.

e. Method of Distribution of Meeting Materials

31. The Draft Circular and the form of proxy (collectively referred to as the "**Envoy Meeting Materials**") with such deletions, amendments or additions thereto as counsel for Envoy may advise as necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, shall be distributed not later than twenty-one (21) days prior to the Envoy Meeting as follows:

(a) in the case of the registered Envoy Shareholders, by unregistered mail, postage prepaid addressed to each Envoy Shareholder at his/her last address on the books of Envoy, mailed at least 21 days before the Envoy Meeting;

(b) in the case of the Envoy Board and auditors of Envoy, by pre-paid ordinary mail, by expedited parcel post, by email or by facsimile, by courier or by delivery in person, addressed to the individual directors and the auditors; and

(c) in the case of holders of non-registered Envoy Shares, by providing copies of the relevant portion of the Meeting Materials to intermediaries and registered nominees for sending to beneficial owners in accordance with National Instrument 54-101 – *Communications with Beneficial Owners of Securities* of a Reporting Issuer of the Canadian Securities Administrators.

Compliance with this paragraph shall constitute good and sufficient notice of the Envoy Meeting.

32. Accidental failure of or omission by Envoy to give notice to any one or more Envoy Shareholders, directors or the auditors of Envoy or the non-receipt of such notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Envoy (including, without limitation, any inability to use postal services) shall not constitute a breach of this Interim Order, or in relation to notice to the Envoy Shareholders, the Envoy Board or the auditors of Envoy, a defect in the calling of the Envoy Meeting shall not invalidate any resolution passed or proceeding taken at the Envoy Meeting, but if any such failure or omission is brought to the attention of Envoy then it shall use reasonable efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

CW4786862.2

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f. Deemed Receipt of Notice

33. The Envoy Meeting Materials shall be deemed, for the purposes of this Interim Order, to have been received:

(a) in the case of mailing, when deposited in a post office or public letter box;

(b) when provided to intermediaries and registered nominees; and

(c) in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

g. Updating Meeting Materials

34. Notice of any amendments, updates or supplements to any of the information provided in the Envoy Meeting Materials, if required, may be communicated to the Envoy Shareholders by press release, news release, newspaper advertisement or by notice sent to the Envoy Shareholders by one of the methods specified in paragraph 31 of this Interim Order.

h. Quorum and Voting

35. The quorum for the Envoy Meeting shall consist of at least two people who are, or who represent proxy, shareholders who, in aggregate, hold at least 5% of the Envoy Shares entitled to be voted at the Envoy Meeting.

36. The vote required to pass the Arrangement Resolution must, subject to further orders of the Court, be approved by at least 66⅔% of the aggregate votes cast by the Envoy Shareholders as at the Envoy Record Date, present in person or represented by proxy at the Envoy Meeting, with each Envoy Shareholder having one vote for each Envoy Share.

37. For the purposes of counting votes respecting the Arrangement Resolution, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast and the Envoy Shares represented by such spoiled votes, illegible votes, defective votes and abstentions shall not be counted in determining the number of Envoy Shares represented at the Envoy Meeting. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

38. In all other respects, the terms, restrictions and conditions of the Envoy articles of incorporation will apply in respect of the Envoy Meeting.

i. Scrutineer

39. A representative of the Registrar and transfer agent (or any agent thereof) of Envoy is authorized to act as scrutineer for the Envoy Meeting.

j. Solicitation of Proxies

40. Envoy is authorized to use proxies at the Envoy Meeting in accordance with the Envoy articles of incorporation. Envoy is authorized, at its own expense, to solicit proxies,

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directly and through its directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

41. The procedure for delivery, revocation and use of proxies at the Envoy Meeting shall be as set out in the Envoy Meeting Materials.

k. Dissent Rights

IV. APPLICATION FOR FINAL ORDER

44. Upon the approval, with or without variation, by the Merus Shareholders and the Envoy Shareholders of the Arrangement, in the manner set forth in this Interim Order, Merus and Envoy may apply to this Court for an Order:

(a) approving the Arrangement pursuant to section 291(4)(a) of the *BCBCA*; and

(b) declaring that the terms and conditions of the Arrangement are substantively and procedurally fair with respect to the Merus Shareholders and the Envoy Shareholders pursuant to section 291(4)(c) of the *BCBCA*;

(collectively, the "**Final Order**") and that the hearing of the Final Order will be held on December 12, 2011 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, B.C. or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as this Court may direct.

45. Any Merus Shareholder or Envoy Shareholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order. Any Merus Shareholder or Envoy Shareholder seeking to appear at the hearing of the application for the Final Order shall:

(a) file a Response to Petition, in the form prescribed by the Supreme Court Civil Rules, with this Court; and

(b) serve the filed Response to Petition on the Petitioners' solicitors at:

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Clark Wilson LLP
Barristers and Solicitors
800 – 885 West Georgia Street
Vancouver, B.C. V6C 3H1
Attention: Oliver C. Hanson/Stewart Muglich

46. Sending the Petition and this Interim Order in accordance with paragraphs 10 and 31 of this Interim Order shall:

(a) constitute good and sufficient service of the within proceedings and no other form of service need to be made and no other material need to be served on such persons in respect of these proceedings and that service of the affidavits in support is dispensed with; and

(b) to the extent necessary, shorten the time period provided in the Supreme Court Civil Rules for filing a Response to Petition and for delivery of a Notice of Hearing of this Petition for final order.

47. The only persons entitled to receive notice of any further proceedings herein, including any hearing to sanction or approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for Merus and Envoy.

48. In the event that the hearing for the Final Order is adjourned, only those persons who have filed and served a Response to Petition in accordance with this Interim Order need to be served and provided with notice of the adjourned hearing date.

49. Accidental failure of or omission by Merus or Envoy to send the Petition and this Interim Order in accordance with paragraphs 10 and 31, respectively, to Merus Shareholders, Envoy Shareholders or any of the directors or auditors of Merus or Envoy, shall not invalidate any order made by this Honourable Court to approve the Arrangement, but if any such failure or omission is brought to the attention of Merus or Envoy, then they shall use reasonable efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

a. Variance

50. Merus and Envoy shall be entitled, at any time, to apply to vary this Interim Order.

51. Part 8 of the *Supreme Court Civil Rules* will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.

b. Extra-Territorial Assistance

52. This Court seeks and requests the aid and recognition of any court of any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the

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legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

____

Signature of Lawyer for Merus Labs International Inc.
Lawyer: Oliver C. Hanson

____

Signature of Lawyer for Envoy Capital Group Inc.
Lawyer: Dennis H. Peterson

BY THE COURT

____

Registrar

CW4786862.2

No. __________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, CHAPTER 57, AS AMENDED

- and -

IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG HUNTINGDON REAL ESTATE INVESTMENT TRUST, 0918070 B.C. LTD., IAT AIR CARGO FACILITIES INCOME FUND, HREIT PROPERTIES INC. and CONSOLIDATED REAL ESTATE SERVICES INC.

HUNTINGDON REAL ESTATE INVESTMENT TRUST, 0918070 B.C. LTD., IAT AIR CARGO FACILITIES INCOME FUND, HREIT PROPERTIES INC. and CONSOLIDATED REAL ESTATE SERVICES INC.

PETITIONERS

INTERIM ORDER MADE AFTER APPLICATION

File No.: 35528-0018

LAWYER: Oliver C. Hanson
(Direct #: 604-643-3210)

CW4786862.2

Schedule B

Form 35 (Rules 8-4(1), 13-1(3) and 17-1(2))

No. __________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 TO 299 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, CHAPTER 57, AS AMENDED

- and -

IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG ENVOY CAPITAL GROUP INC., MERUS LABS INTERNATIONAL INC. and THEIR RESPECTIVE SECURITYHOLDERS

ENVOY CAPITAL GROUP INC. and MERUS LABS INTERNATIONAL INC.

PETITIONERS

FINAL ORDER MADE AFTER APPLICATION

BEFORE	)	JUSTICE	)	___/Dec/2011

ON THE APPLICATION of the Petitioners, Envoy Capital Group Inc. and Merus Labs International Inc.;

☑ coming on for hearing at Vancouver, B.C. on 12/Dec/2011 and on hearing Oliver C. Hanson, counsel for the Petitioners, for a final order pursuant to section 291 of the *Business Corporations Act ("**BCBCA**")*, and upon reading the materials and pleadings filed herein, and upon being advised that it is the intention of the Petitioners to rely on section 3(a)(10) of the United States *Securities Act of 1933*, as amended, and that the declaration of the fairness, and the approval, of the Arrangement contemplated in the Plan of Arrangement by this Honourable Court will serve as a basis for an exemption from the registration requirement set out in the United States *Securities Act of 1933*, as amended, for the distributions of securities contemplated in connection with the Arrangement.

THIS COURT ORDERS that:

1. Pursuant to the provisions of section 291(4)(c) of the *BCBCA*, the Arrangement, as described in the Plan of Arrangement annexed to this Final Order Made After Application as Schedule "A", including the terms and conditions thereof, and the distributions of securities

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contemplated therein, is an arrangement, and is substantively and procedurally fair and reasonable to the securityholders of the Petitioners.

2. The Arrangement, as described in the Plan of Arrangement annexed to this Final Order Made After Application as Schedule "A", shall be and is hereby approved pursuant to the provisions of section 291(4)(a) of the *BCBCA.*

3. The Petitioners shall be entitled, at any time, to seek leave to vary this Final Order Made After Application, to seek advice and direction of this Honourable Court as to the implementation of this Final Order Made After Application or to apply for such further order or orders as may be appropriate.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

____

Signature of Lawyer for the Petitioners
Lawyer: Oliver C. Hanson

BY THE COURT

____

Registrar

CW4786860.1

APPENDIX E
FAIRNESS OPINION

E-1

Stephen W. Semeniuk, CFA
Capital Research & Consulting

Merus Labs International Inc.

Fairness Opinion on the Proposed Arrangement with Envoy Capital Group Inc.

Prepared by: Stephen W. Semeniuk, CFA

Submitted: November 4, 2011

3845 Southridge Avenue, West Vancouver, B.C. V7V 3H9
Phone 604.926.6481 Email stephen_semeniuk@shaw.ca

2

Summary and Conclusions

This report presents the fairness opinion on the proposed plan of arrangement (‘Arrangement’) by which Merus Labs International Inc. (‘Merus’) and Envoy Capital Group Inc. (‘Envoy’) have agreed to amalgamate. As agreed, all outstanding common shares of Merus will be exchanged on a 4:1 basis for common shares of the amalgamated company (‘Amalco’) and all outstanding Envoy common shares will be exchanged for Amalco common shares on a 1:1 ratio. The exchange ratio is the rounded ratio of the companies’ share trading prices for the week prior to their announcement made on October 11, 2011. Prior to completion of the Arrangement, Envoy may consolidate its common shares on the basis of one new common share for every two old common shares. Nevertheless, Merus’ ratio of Amalco shares would be altered, such that the common shares of Merus will reflect the original 4:1 exchange ratio adjusted for any subsequent consolidation of Envoy shares.. As this consolidation will not affect the exchange ratio, it will not have any impact on the fairness of the Arrangement.

On a pre consolidation basis, Amalco will have approximately 16.0 million shares outstanding and the current Envoy shareholders of Envoy will, in total, hold approximately 50.1% and the current Merus shareholders, as a group, will hold approximately 49.9% of Amalco’s issued and outstanding shares on a non-diluted basis. If a planned private placement financing proceeds as planned the total number of Amalco shares could increase to 20.3 million shares. Options and warrants of Merus and Envoy will convert to Amalco options and warrants with terms adjusted to reflect the share exchange ratios.

Merus is a relatively new specialty pharmaceutical company that has acquired all Canadian rights to product and market the oral form of vancomycin under the product name Vancocin® used only for the treatment of severe infections caused by methicillin-resistant strains of Stphylococcus Aureus and Clostridium Difficile usually associated health care facilities. Merus is engaged in the acquisition and licensing of other pharmaceutical other products but has only commenced to generating sales revenues cash flow in the quarter ended on August 31, 2011.

The amalgamation of Merus and Envoy will create a profitable company with greater critical mass than had the companies elected to remain separate. Merus is faced with the need to make another payment of US$9.0 million to Iroko Pharmaceutical by November 30, 2011. Had the company been able to raise equity capital as a separate company, the pricing of such a share issue would be price at a discount to the present market price of the shares. Assuming a pricing of $0.40 a share, this alternative would involve the issuance of 22.5 million shares and current Merus shareholders’ position in the Company would be reduced to a 25.6% holding of the 30.24 million shares that would then be outstanding. Under the Arrangement, the position of Merus shareholders will improve on a relative basis with their combined holding amounting to approximately 49.9% of Amalco’s shares.

On the part of Envoy, the Arrangement will transform the company from a merchant bank valued on the basis of, or at a discount to, book value into a company that will be valued on the basis of sales and growth. This statement is based on the fact that Merus was able to report positive earnings on the basis of last quarter’s results. As the number of Amalco shares to will increase by a factor of just over 2.6 times to approximately 20.3 million shares (post private placement), the operating results of Amalco on a per share basis should equal or exceed Merus’s results for the quarter ended on August 31st. This statement is based on the annualization of Mersus’ August quarter by a factor of four times whereas the number of outstanding Amalco shares to Mersus’ current capitalizatiion will increase by a factor of only 2.6 times.

Based on the above information, observations and analyses conducted by the writer as well as other relevant factors, it is the writer’s considered opinion that the amalgamation of Merus and Envoy under the Arrangement whereby all outstanding common shares of Merus will be exchanged on a 4:1 basis for common shares of the Amalco and all outstanding Envoy common shares will be exchanged for Amalco common shares on a 1:1 ratio ratio is fair, from a financial point of view, to all Merus and Envoy securityholders.

3

November 4, 2011

Board of Directors	Board of Directors
Merus Labs International Inc.	Envoy Capital Group Inc.
2080 - 777 Hornby Street	172 John Street
Vancouver, B.C. V6Z 1S4	Toronto, Ontario M5T 1X5

Gentlemen:

Re:	Proposed Plan of Arrangement between Merus Labs International Inc. and Envoy Capital Group Inc.

Introduction

Sirs and Madame:

You have asked the writer to provide a fairness opinion on the proposed plan of arrangement (‘Arrangement’) by which Merus Labs International Inc. (‘Merus’ or the ‘Company’) and Envoy Capital Group Inc. (‘Envoy’) have agreed to amalgamate under a plan of arrangement (‘Arrangement’). Under the Arrangement, all outstanding common shares of Merus will be exchanged on a 4:1 basis for common shares of the amalgamated company (‘Amalco’) and all outstanding Envoy common shares will be exchanged for Amalco common shares on a 1:1 ratio.

Upon completion of the arrangement, Amalco will have approximately 16.0 million shares outstanding and the current Envoy shareholders of Envoy will, in total, hold approximately 50.1% and the current Merus shareholders, as a group, will hold approximately 49.9% of Amalco’s issued and outstanding shares on a non-diluted basis. Holders of options and warrants of Merus and Envoy will receive Amalco options and warrants with the same terms and conditions subject to adjustment to reflect the share exchange ratios.

Prior to completion of the arrangement, Envoy, in addition to its current net tangible assets of approximately $10.0 -million, will complete a private placement financing of up to $9.0 million consisting of the sale of up to 4.5 million units. Each unit will consist of one Envoy common share and one-half of one warrant exercisable for another common share of Envoy exercisable at $3.00 per unit for a period of three years. All such warrants have a compulsory exercise feature if the closing price of Amalco shares on the Toronto Stock Exchange remains at or above $4.00 a share for 30 consecutive days.

The closing of the Arrangement is subject to mutual agreement by Merus and Envoy, but in no event shall the closing occur later than December 13, 2011. Completion of the Arrangement is subject to a number of conditions, including but not limited to, receipt of all regulatory and shareholder approvals, and the negotiation and execution of a definitive agreement between the parties, among other conditions.

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Description of Merus

Merus is a relatively new specialty pharmaceutical company, with a limited corporate history. The Company is engaged in the acquisition and licensing of pharmaceutical products and has only commenced to generating sales revenues and cash flow in the quarter ended on September 30, 2011. The Company was incorporated as ‘0865346 B.C. Ltd.’ under the British Columbia Business Corporations Act on November 2, 2009 and was a subsidiary of Range Gold Corp. (‘Range’).

On March 25, 2010, Merus, then known as 0865346 B.C. Ltd., completed an Arrangement that had been entered into on January 22, 2010 with Range, its then parent company, and MerusLabs. (‘Merus Labs’The following transactions occurred upon completion of the Arrangement:
(a) The Company issued approximately 349,732 common shares to Range at a price of $1.00 per share,
(b) Range distributed one common share of the Company to its shareholders for every 50 Range common shares,
(c) Range issued to the Company 10,000 Range preferred shares having the same rights and restrictions as set out in the articles of incorporation of Range Gold in exchange for $100 and one Company common share,
(d) Shareholders of Merus transferred all outstanding common shares of Merus held by them to the Company free of any claims or encumbrances in exchange for the Company's common shares on a one-for-one basis,
(e) The Company issued to Range warrants to purchase up to 5,000,000 common shares of the Company at a price of $0.10 per share exercisable for a period of six months following the effective time of the Arrangement, and
(f) Range repurchased from the preferred shares issued to the Company for cancellation.

As a result of that Arrangement, Merus Labs shareholders became shareholders of Merus holding 97.3% of the then issued shares while Range shareholdes, as a group, held 2.7% . Merus is a specialty pharmaceutical company formed to engage in the acquisition and licensing of legacy-branded prescription and over-the-counter pharmaceutical products. Merus intends to enhance the sale and distribution of the legacy products by developing enhanced marketing and promotional plans to re-launch such products. Merus’ shares trade on the Canadian National Stock Exchange (‘CNSE’), but the Company has made application for a listing on the TSX Venture Exchange.

On September 17, 2010 Merus announced an agreement with Innocoll Pharmaceuticals Limited (‘Innocoll’) to an exclusive license for three advanced wound products for the Canadian market with right of first refusal for all current pipeline advanced wound care products for the Canadian market. The products are directed to the management of painful wounds, diabetic ulcers, first and second degree burns and surgical wounds. Innocoll focuses on biodegradable surgical implants and topically applied health products using proprietary collagen-based technologies.

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On May 13, 2011 Merus announced the acquisition of all rights and title to manufacture and market Vancocin® capsules from Iroko International LP (‘Iroko’). Vancocin is a registered brand name of vancomycin a broad spectrum antibiotic still used as a recommended treatment for some serious infections caused by methicillin-resistant staphylococci (‘MRSA’). Vancomycin can be administered intravenously as a treatment for endocarditis, meningitis and prophylaxis for the surgical implantation of prosthetic materials. The oral form of vancomycin, which is the subject of Merus’s license, is used mainly for the treatment of antibiotic induced pseudomembranous colitis, a toxin produced by Clostridium Difficile. Due to the emergence of resistant organisms, vancomycin is a ‘restricted antibiotic’ and its use in many hospitals is subject to an approval protocol.

According to DrugBank, a drug data base, Vancomycin is a relatively small glycoprotein derived from Nocardia Orientalis (formerly known as Streptomyces Orientalis). Vancomycin is active against most G(+) bacteria including Streptococci, Corynebacteria, Clostridia, Listeria, and Bacillus species. It is bactericidal to most susceptible G(+) bacteria at levels 0.5 - 3 mg/L. Staphylococci including ß-lactamase producing and methicillin resistant species are killed at levels <10 mg/L. Resistant mutants are rare, except for vancomycin resistant enterococcus (VRE). Vancomycin kills bacteria by inhibiting bacterial cell wall synthesis. However, it also damages the bacterial cell membrane and interferes with bacterial RNA synthesis. No significant post-antibiotic effect (PAE) has been observed for vancomycin and any of the susceptible organisms.

According to the Drug Monitor, oral vancomycin is used only for the treatment of antibiotic-induced pseudomembranous colitis, which is caused by a toxin produced by Clostridium Difficile, a spore-forming, G(+) obligate anaerobic bacillus. Vancomycin is often reserved as the "drug of last resort", used only after treatment with other antibiotics had failed. Vancomycin has been shown to be active against most strains of the following microorganisms, both in vitro and in clinical infections: Listeria monocytogenes, Streptococcus pyogenes, Streptococcus pneumoniae (including penicillin-resistant strains), Streptococcus agalactiae, Actinomyces species, and Lactobacillus species. The combination of vancomycin and an aminoglycoside acts synergistically in vitro against many strains of Staphylococcus aureus, Streptococcus bovis, enterococci, and the viridans group streptococci.

Merus’s acquisition price for the rights to manufacture, market and sell Vancocin Oral 125 mg and 250 mg capsules in the Canadian market amounted to $20,198,577 (US$20,804,133) for the rights to Vanocin $592,548 (US$608,493) for the inventory of Vancocin on the acquisition date. A payment of US$8,000,000 was made on signing. A payment of US$9,000,000 is due by November 30, 2011 and a final payment of US$3,804,133 is due by May 13, 2012.

To make the initial cash payment to Iroko, Merus borrowed a gross amount of $6,000,000 in the form of a short term loan of which amount $1.85 million was advanced by Envoy with the balance syndicated with another financing group. Merus issued 3,000,000 incentive bonus units in connection with this loan, which has now been repaid in full.

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Description of Envoy

Envoy was originally incorporated in December 1973 under the laws of the British Columbia as ‘Potential Mines Ltd.’ In December 1997, Envoy shifted its business focus to providing integrated marketing, communications and retail branding services for promoting its clients’ products, services by utilizing print, broadcast and the Internet. Envoy’s clients benefited from the economies of scale provided by working with a single firm. Envoy’s services were offered by Communique Advertising in Canada and Hampel Stefanides in the United States. In June 1999, Envoy completed the acquisition of Watt Design Group Inc. one of leading packaging and environment design businesses serving some of North America’s leading retail chains. As of May 1, 1999 Watt had approximately 201 employees based in Toronto, 59 based in New York.

To support the company’s growth, in July 1999 Envoy completed a prospectus offering of 3,300,000 units priced at $5.50, which raise a gross amount of $18.15 million. Some of Envoy’s clients named in the prospectus included Microsoft Canada Co., Wal-mart Stores Inc. Castrol North America Inc., Toshiba of Canada Limited, Bridgestone/Firestone, Inc., Federal Express Corporation as well as others.

Envoy subsequently completed two public offerings in fiscal year 2004 that raised a net amount of $60.1 million. In February 2005, Envoy acquired 65% of Parker Williams Design Limited (‘PWD’), a design and branding company located in the United Kingdom. Envoy subsequently increased its ownership in PWD to 80% in June 2006.

Effective September 15, 2006, Envoy completed the sale of all of the shares of its wholly owned UK subsidiary, including the related business and assets of Gilchrist and PWD. The sale price of $27 million was paid in cash with $2.7 million held in escrow and subsequently paid out with accrued interest. Also on September 15, 2006, Envoy announced its intention to repurchase common shares under a modified ‘Dutch Auction’ offer. On January 30, 2007, Envoy took up 9,002,383 common shares at a price of US$2.70 (Cdn$3.19) per common share. Payment for the shares was made from available cash on hand.

In 2006, Envoy established a merchant banking organization focused on providing financial services as well as equity and debt capital to small and mid-cap companies. At Envoy’s annual general meeting held on March 30, 2007 its shareholders voted to change its name to Envoy Capital Group Inc. In addition, the shareholders also voted to reduce Envoy’s stated capital by $40.3 million to eliminate the deficit on the consolidated balance sheet as at September 30, 2006.

On November 25, 2008, Envoy established a new foreign subsidiary in Monaco, Envoy Capital Group Monaco, S.A.M (‘Envoy Monaco’) for carrying Envoy’s merchant banking business. However, Envoywas faced with maintaining overhead cost in Canada as well as Monaco and in 2010, Envoy completed a restructuring intended to reduce Envoy's corporate structure and associated costs. As part of the restructuring, all of the assets of Envoy Monaco were repatriated to Canada to support the company’s merchant banking business. The total one-time

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cost of the restructuring was estimated to be approximately $5.6 million. In April 2011, Envoy announced its plan to divest all non-merchant bank assets. The sale of Watt International for gross proceeds of $2.2 million was announced on September 30, 2011.

As the table shown below shows, Envoy has not reported positive earnings since 2007.

Year	Net	Earnings	e.p.s.
	Revenue	(Loss)
2011 (9 mo)	n.a.	(6.31)	(0.79)
2010	9.58	4.14	(0.50)
2009	12.32	(10.48)	(1.22)
2008	11.26	(10.16)	(1.11)
2007	17.55	3.02	0.23
2006	9.67	2.14	0.10
2005	43.16	5.94	0.27
2004	36.96	(3.11)	(0.18)
2003	37.74	2.54	0.58
2002	54.85	(53.38)	(12.71)
2001	79.69	(2.90)	(0.70)

Reasons for the Arrangement

Merus and Envoy view the Arrangement as mutually beneficial because it provides Merus with the means to fulfil its obligations to Iroko for the purchase of the rights to manufacture, market and sell Vancocin capsules in the Canadian market. Merus is obliged to make a payment of US$9.0 million by November 30, 2011 and a final payment of US$3,804,133 on or before May 13, 2012. On the part of Envoy shareholders, the Arrangement facilitates Envoy’s transition from a merchant bank to step into a viable business that generated sales at a rate of of approximately $766,000 per month for the quarter ended on August 31st.

Merus is currently listed on the CNSE whereas Envoy is listed for trading on the Toronto Exchange as well as on Nasdaq. Although Merus has applied for a listing on the TSX Venture Exchange, the Arrangement, on completion, will provide all shareholders with greater visibility for their shares as the combined company will have greater critical mass in terms of combined market capitalization of the two companies as well as the planned private placement of shares, see table below. One benefit of the Arrangement for Merus shareholders is that greater liquidity for their shares as it is expected that Envoy will retain its listings on the two senior exchanges. This is an important consideration as Merus will be able to consider the option of making acquisitions through the exchange of shares, an option that may not have been available while the Company was listed on CNSE. Additionally, with more liquid and actively traded shares it will be easier for Merus to retain key employees.

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The table shown below reflects the main structure of the Arrangement and the intentions of the parties on the numbers of securities of Amalco will have outstanding upon completion of the Arrangement. Merus shareholders will receive one Amalco share for every four Merus shares and Envoy shareholders will receive one Amalco Share for every one Envoy share held. Holders of common share purchase warrants and options in the capital of Merus and Envoy, as the case may be, shall receive common share purchase warrants and options in the capital of Amalco on the same terms and conditions after adjustment for the foregoing exchange ratios.

Primary Shares Outstanding – Post Arrangement and Planned Private Placement

Amalco shares for 8,028,377 Envoy shares	8,028,377
Amalco shares for 30,954,916 Merus shares	7,738,729
Potential Private Placement @ $2 per share	4,500,000
Shares outstanding, Post Arrangement & Financing	20,267,106

Qualifications of the Writer

The writer is a CFA® charter holder awarded by the CFA Institute, a global membership organization that awards the Chartered Financial Analyst® (CFA®) designation upon completion of an assigned curriculum and examinations. The CFA Institute leads the investment industry by setting the highest standards of ethics and professional excellence and vigorously advocating fair and transparent capital markets. The writer also holds an M.B.A. degree granted by Michigan State University.

From 1987 to 1991, the writer was Vice President, Research, LOM Western Securities Ltd., now known as Canaccord Capital Corp., a leading underwriter of resources and industrial companies in Western Canada. As a condition of his employment, the writer was required to pass the Partners, Directors and Officers examination administered by the Canadian Securities Institute and was subsequently registered by the British Columbia Securities Commission under the category: Trading Partner, Director, Officer.

The writer is a past director of the Canadian Council of Financial Analysts and since 1991, the writer has been an Independent Financial Consultant providing securities valuation services, fairness opinions, financial research and related consulting services and assignments for over one hundred Canadian and International clients such as mining and exploration companies and companies operating in other sectors, financial institutions, law firms, governments and investment dealers.

The writer also acts as an advisor to companies on merger and acquisition matters. The writer has been accepted by the Tax Court of Canada, the British Columbia Supreme Court and the

Alberta Court of the Queen’s Bench as an expert witness on matters relating to the stock market and mineral exploration company share prices, coal mining, placer gold mining, gold company share prices and mineral claims and mineral royalty matters. The writer served as a Research

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and Financial Analyst with the Vancouver Stock Exchange & Securities Regulation Commission (i.e. Matkin Commission) in 1993.

Relationship of Writer with Interested Parties

The writer has no past, present or intended interest in the shares and interests of Merus nor with Envoy and their associated companies. The writer is not an insider, associate or affiliated with such parties.

The writer will be paid a fee for this work in accordance with normal professional consulting practice. The writer may in the future - in the course of conducting financial advisory services to a broad spectrum of corporate clients - perform financial and research services for companies referred to in the preparation of this report.

Definition of Value

Normally, the definition of value that applies for the purposes of a valuation report or fairness opinion is ‘Fair Market Value’. This concept of value, assuming a going concern scenario, is the highest price obtainable, expressed in terms of money, in an open and unrestricted market between knowledgeable, prudent and willing parties, dealing at arm’s length, who are fully informed and not under compulsion to transact.

A characteristic of companies in the initial stage of their business development is that such companies are typically cash short due to the ongoing expenses of market development and initial working capital requirements. As long as companies in they are able to finance the launching of their business development activities by accessing internal or external sources of funding, the going concern criterion is appropriate. Merus presents an unusual example of having raised sufficient capital to purchase a heritage drug product with an established market demand that has enabled the company to report earnings in the company’s latest quarterly report.

The issue of fairness applying to arrangements between companies is usually based on the values that can be attributed to shareholders’ ownership rights. On a post Arrangement basis, the pro rata tangible and intangible values attributed to such shareholders’ interests should equate to or exceed the prior amount of such values.

Scope of Review

In performing this assignment, the writer relied on information provided by the managements of Merus and Envoyand referred to publicly available information on other companies and transactions mentioned in this report.

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In the course of this engagement, the writer held a number of discussions with the management of Envoy and Merus. The writer had access to all information requested from the companies and no suggestions were requested of or offered as to the approach or methodology used in the preparation of this report. Documents and sources of information accessed by the writer include:

  Letter of Intent, issued by Envoy to Merus dated October 11, 2011
  Formal agreement on the proposed business Arrangement, in final draft form, between Merus and Envoy
  Valuation report prepared for Merus Labs International Inc. concerning the acquisition of the Canadian rights, title and interest in Vancocin® from Iroko
  Merus, Power Point presentation dated September 2011, available on the Merus’s website
  Credit agreement between Envoy and Merus dated May 12, 2011.
  Envoy, final prospectus dated July 30, 1999
  Envoy, short form prospectus dated February 13, 2004
  Data and background information on Vancomycin and Vancomycin Hydrochloride available on various websites with particular references made on DrugBank.ca, Drugs.com, thedrugmonitor.com and e-therapeutics.ca
  Merus, MD&A and unaudited Financial Statements for the period ended August 31, 2011
  Envoy, MD&A and audited Financial Statements for the period ended July 31, 2010 and October 31, 2010 (unaudited)
  Listing Standards & Fees, The NASDAQ Group, Inc, September 14, 2011

Considerations as to Fairness

  In assessing the fairness of the Arrangement, the writer has analyzed, reviewed and considered numerous factors. Among these are the following:
  The relative selected past trading volumes and prices of Merus and Envoyshares on CNSE and Toronto Stock Exchange, respectively, over recent selected periods of time.
  The current working capital requirements of Merus to meet the payment requirements under its purchase of the Canadian rights to Vancocin® from Iroko
  The ownership and value dilution implications inherent in the Arrangement to Merus shareholders relative to the proportional ownership position of Merus shareholders had Merus opted to secure additional equity financing at accepted discounts to the recent trading values of Merus shares
  The Arrangement will provide Merus shareholders with liquidity as Merus shares are listed on the CNSE.

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Recent Trading Performance of the Companies’ Shares

The letter agreement between Merus and Envoy was announced on October 11, 2011. The tables below show the trading in Envoy and Merus shares for the prior five weeks leading to the announcement. The respective shares are not active traders. The total dollar volume in Envoy shares in the five week period amounted to approximately $143,000. This number is the result of the total five weeks of volume of 81,229 shares multiplied by the mid-point closing value of $1.755. With respect to Merus, the dollar volume of trading is estimated to have been approximately $245,000 with no trades having occurred in the week beginning on September 5th. In making this estimate, it was noted that approximately one half of the total of 534,500 share volume was record in the week prior to announcement when the closing price of the shares was $0.41 a share.

Envoy trading wk. of	Volume	High	Low	Close

10/03	7,160	1.74	1.57	1.68
09/26	6,869	1.85	1.66	1.85
09/19	1,720	1.80	1.70	1.72
09/12	65,480	1.75	1.63	1.68
09/05	540	1.66	1.66	1.66
Total (last 4 weeks)	81,229
Av. prices (last 4wks)		1.785	1.640	1.733

Merus trading wk. of	Volume	High	Low	Close

10/03	277,000	0.44	0.41	0.41
09/26	92,500	0.50	0.42	0.41
09/19	70,000	0.60	0.53	0.55
09/12	95,000	0.70	0.53	0.55
09/05	-- nil -	nil	nil	nil
Total (last 4 weeks)	534,500
Av. prices (last 4wks)		0.560	0.473	0.480

The following table shows the ratio of the average weekly high, low and closing prices of Envoy shares relative to the respective average values calculated for Merus shares. The immediate prior to the companies’ announcement, the market ratio approaches 4:1, over a longer period the ratios are lower.

Av price ratios - Envoy/Merus	3.19	3.47	3.61
Last week only	3.96	3.83	4.10

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Book Value Backing of Merus Shares

As of August 31, 2011, the book value of Merus amounted to approximately $0.503 per share, but this amount is dependent on the value of the Company’s rights to Vancocin from Iroko are carried on Merus’s balance sheet as an intangible asset of $19.93 million. Envoy shareholders have to be assured that the acquisition cost of approximately 2.67 annual sales is in line with industry norms.

At the time of acquisition, Merus announced that the acquisition of the rights to Vancocin were in line with the typical acquisition price for pharmaceutical brands that a range from 2.5 to 3.5 times net annual sales of the product. The writer believes that the multiple of sales ratio is valid valuation method. In reviewing a number of smaller drug companies listed on Nasdaq, it was observed that the shares were currently being priced within a range of 1.5 to 6.1 times sales.

For the first quarter ended August 31, 2011, Merus reported net sales of $2,246,899 in representing a 20% increase over the same previous year period as disclosed to Merus by Iroko. For the quarter Merus achieved gross profit of $2,075,782, representing gross margin of 89.7% and earnings before interest, taxes, depreciation and amortization of $1,542,429. These results enabled Merus to reduced short-term debt by $1.2 million. Realized net income of for the quarter amounted to $488,521 or $0.02 per share.

Working Capital Position of Envoy

Based on Envoy’s financial statements as of June 30, 2011, the company’s working capital position at that time amounted to approximately $10 million. However, this amount includes a short term loan of $1.85 million to Merus part of which has been paid down by Merus as the result of the positive contribution of the sales of Vancocin. Consequently, after considering the recently disclosed sale of Watt International Inc., Envoy will have sufficient liquid resources to meet Merus’s $9.0 obligation to Iroko due on November 30, 2011.

Tax Implications to Certain Shareholders

Merus and Envoyexpect that for the most part, the Arrangement will have no material adverse effects on the majority of its Canadian shareholders. As a corporate entity, Envoy and Merus must be able to manage their affairs as best they can to maximize value for shareholders. Consequently, this Fairness Opinion relates to the proposed Arrangement and its effect on current Merus and Envoy shareholders on a pre tax basis. As Envoy shares were listed on NASDAQ, there could be tax consequences of the Arrangement for certain shareholders resident in the United States.

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Observations

The amalgamation of Merus and Envoy under the terms of the Arrangement reflects the rounded ratio of the companies’ share trading prices for the week prior to the announcement of their amalgamation agreement made on October 11, 2011.

The amalgamation of Merus and Envoy under the Arrangement will create a profitable company with greater critical mass than had the companies decided to remain separate. Merus is faced with the need to make another payment of US$9.0 million to Iroko by November 30th. Had Merus elected to raise equity capital as a separate company, the pricing of such a share issue would have been priced at a discount to the present market price of the shares. Assuming a pricing of $0.40 a share, this alternative would have involved the issuance of 22.5 million shares and current Merus shareholders’ position in their Company would have been reduced to a 25.6% holding of the 30.24 million shares that would then have been outstanding. Under the Arrangement, the position of Merus shareholders will result in an improvement with their combined holding amounting to approximately 49.9% of Amalco’s shares.

On the part of Envoy, the Arrangement will transform the company from a merchant banking company valued on or at a discount to book value to a company that will be valued on the basis of sales and earnings growth. This statement is based on the fact that Merus was able to report positive earnings on the basis of one quarter’s results. As the number of Amalco shares to will increase by a factor of just over 2.6 times to approximately 20.3 million shares (post private placement), the operating results of Amalco on a per share basis should equal or exceed Merus’s results reported for the quarter ended on August 31st. This statement is based on the annualization of Mersus’ August quarter by a factor of four times whereas the number of outstanding Amalco shares to Mersus’ current capitalizatiion will increase by a factor of only 2.6 times.

Not to be minimized is the fact that even though Merus has applied for a listing on the TSX Venture Exchange, the Arrangement will provide Merus’ shareholders with securities listed on the considered more senior Toronto Stock Exchange and NASDAQ. This fact has potential value implications as it may qualify Amalco shares for consideration by a wider range of institutional investors.

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Conclusions as to Fairness

Based on the above information, observations and analyses conducted by the writer as well as other relevant factors, it is the writer’s considered opinion that the amalgamation of Merus and Envoy under the Arrangement whereby all outstanding common shares of Merus will be exchanged on a 4:1 basis for common shares of the Amalco and all outstanding Envoy common shares will be exchanged for Amalco common shares on a 1:1 ratio ratio is fair, from a financial point of view, to all Merus and Envoy securityholders.

This fairness opinion is provided for the exclusive use of the Boards of Directors of the respective companies and to the companies’ securityholders. The writer reserves the right to amend or withdraw the conclusions reached in this Fairness Opinion, if a material change occurs in any of the facts, representations and reports relied upon in preparing this report, or if information provided to the writer and upon which he has relied, is inaccurate in any material respect. This report has been prepared solely for the purpose of providing information. It should not be construed as a recommendation to buy or sell any of the securities mentioned herein and no representations or warranties of any kind are intended, neither implied nor should be inferred.

Yours truly,

Stephen W. Semeniuk, CFA

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Certificate of Qualifications

I, Stephen Semeniuk, of 3845 Southridge Avenue, West Vancouver, Canada hereby certify that:

1.	I graduated, B. Comm. (Hons.) from the University of Windsor.

2.	I was granted a M.B.A. in finance from Michigan State University.

3.	I am a CFA® charter holder, having completed the program offered by the Institute of Chartered Financial Analysts in 1982.

4.

I have been practicing as an independent financial consultant since January 1991 in providing securities valuation services, fairness opinions, and financial consulting and research services to lawyers, government, investment dealers and industry.

5.

I was formerly Vice President, Research of LOM Western Securities Ltd., at that time, the leading underwriter of junior resources and industrial companies in Western Canada. I have also held securities research positions with Vancouver-based Odlum Brown Ltd. and Brink Hudson and Lefever Ltd.

6.	I have also held financial planning and operations analysis positions with B.C.R.I.C., Power Corporation of Canada, Chemcell Ltd. and Ford Motor Company of Canada.

7.

The attached Fairness Opinion on the Arrangement between Merus Labs International Inc. and Envoy Capital Group Inc., was prepared for the Special Committees of the companies’ Boards of Directors and is based on information, documents, and data provided to me as well as other data, materials and analyses I collected or prepared. I reserve the right to amend or withdraw the conclusions reached in this report, if a material change occurs in or if any of the facts, information or representations provided to me is materially inaccurate.

8.	In undertaking this project, I was not required to visit the properties and premises held by the companies.

9.	I have no past, present or intended interest in the shares or holdings of the companies discussed in the Fairness Opinion.

10.

I consent to use of this Fairness Opinion by Merus Labs International Inc. and Envoy Capital Group Inc., for their respective corporate, judicial and regulatory purposes as well as to its inclusion in the companies Information Circular and public files, if so required. The report, however, should not be construed as a recommendation to buy or sell any shares mentioned in this report. No such representations are intended or implied.

_________________________, West Vancouver, B.C., November 4, 2011.
Stephen W. Semeniuk, CFA

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APPENDIX F
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)
Sections 237 to 247

Division 2 — Dissent Proceedings

Definitions and application

237 (1)  In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)

in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)

in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)	This Division applies to any right of dissent exercisable by a shareholder except to the extent that

	(a)	the court orders otherwise, or

	(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(2)	A shareholder wishing to dissent must

	(a)	prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

	(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

	(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)        Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)	A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

	(a)	provide to the company a separate waiver for

		(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

		(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3)           If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)

any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)           If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)           If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3)           If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4)           Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241       If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1)   A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)

if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

	(i)	the date on which the shareholder learns that the resolution was passed, and

	(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)           A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)           A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)           A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

	(i)	the names of the registered owners of those other shares,

	(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

	(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

	(i)	the name and address of the beneficial owner, and

	(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5)           The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243	(1) A company that receives a notice of dissent under section 242 from a dissenter must,

	(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

		(i)	the date on which the company forms the intention to proceed, and

		(ii)	the date on which the notice of dissent was received, or

	(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)	A notice sent under subsection (1) (a) or (b) of this section must

	(a)	be dated not earlier than the date on which the notice is sent,

	(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

	(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

	(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

	(b)	the certificates, if any, representing the notice shares, and

	(c)	if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2)	The written statement referred to in subsection (1) (c) must

	(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

	(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3)	After the dissenter has complied with subsection (1),

	(a)	the dissenter is deemed to have sold to the company the notice shares, and

	(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)           Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)           Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)           A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)           A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)

determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)	make consequential orders and give directions it considers appropriate.

(3)           Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)

pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)	If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)

the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)

if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)           A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246       The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247       If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)

the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

BUSINESS CORPORATIONS ACT (ONTARIO)
Section 185

Rights of dissenting shareholders

185. (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

(e) sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1).

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170 (5) or (6). R.S.O. 1990, c. B.16, s. 185 (2).

One class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares. 2006, c. 34, Sched. B, s. 35.

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder’s right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (5).

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent. R.S.O. 1990, c. B.16, s. 185 (6).

Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185 (8).

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c. B.16, s. 185 (11).

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section. R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee. R.S.O. 1990, c. B.16, s. 185 (14).

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (15).

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c. B.16, s. 185 (16).

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (18).

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c. B.16, s. 185 (19).

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19). R.S.O. 1990, c. B.16, s. 185 (20).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c. B.16, s. 185 (23).

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (25).

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b). R.S.O. 1990, c. B.16, s. 185 (26).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (28).

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c. B.16, s. 185 (29).

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990, c. B.16, s. 185 (30).

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).

APPENDIX G
PRO FORMA FINANCIAL STATEMENTS

G-1

AMALCO
Consolidated pro-forma balance sheets
(Expressed in Canadian dollars)
(unaudited)

	Envoy Capital	Merus Labs
	June 30,	September 30,	Pro-forma		Pro-forma
	2011	2011	Adjustments	Note 4	Amalco
	$	$	$		$

Assets

Current Assets

Cash	2,803,422	347,721	2,150,000	a	2,841,719
			6,272,918	b
			(4,311,067)	b
			9,000,000	c
			(13,421,176)	d
Investments held for trading	4,163,710	--	--		4,163,710
Accounts receivable, net	56,605	1,407,052	--		1,463,657
Prepaid expenses	38,018	16,478	--		54,496
Inventory	--	421,756	--		421,756
Loans receivable	1,503,426	--	--		1,503,426
Assets held for disposal	2,442,307	--	(2,442,307)	a	--

	11,007,488	2,193,007	(2,751,731)		10,448,764
Real estate	1,116,000	--	--		1,116,000
Property, plant and equipment	13,365	--	--		13,365
Intangible assets	--	19,810,393	--		19,810,393
Goodwill	--	--	17,529,040	e	17,529,040

	12,136,853	22,003,400	14,777,309		48,917,562

Liabilities and Shareholders’ Equity

Current Liabilities

Accounts payable and accrued liabilities	176,052	245,533	300,000	f	721,585
Due to related party	--	2,000	--		2,000
Income taxes payable	--	178,796	--		178,796
Current portion of long-term loan payable	--	157,500	--		157,500
Short-term loan payable	--	4,311,067	(4,311,067)	b	--
Due to Iroko	--	13,421,275	(13,421,275)	d	--
Liabilities related to assets held for disposal	821,480	--	(821,480)	a	--

	997,532	18,316,171	(18,253,822)		1,059,881
Long-term loan payable	--	342,500	--		342,500
Future income tax liability	--	1,382,878	--		1,382,878

	997,532	20,041,549	(18,253,822)		2,785,259

Shareholders’ Equity

Share capital	8,762,524	3,648,664	6,272,918	b	41,564,482
			9,000,000	c
			17,529,040	e
			(3,648,664)	g
Contributed surplus	29,781,172	450,992	(450,992)	g, i	29,781,172
Deficit	(27,404,375)	(2,137,805)	529,173	a	(25,213,351)
			(300,000)	f
			2,137,805	g
			1,961,851	g

	11,139,321	1,961,851	33,031,131		46,132,303

	12,136,853	22,003,400	14,777,309		48,917,562

AMALCO
Consolidated pro-forma statements of operations and comprehensive loss
(Expressed in Canadian dollars)
(unaudited)

	Envoy Capital	Merus Labs
	Nine Months	Twelve Months
	Ended	Ended
	June 30,	September 30,	Pro-forma		Proforma
	2011	2011	Adjustments	Note 4	Amalco
	$	$	$		$

Revenues
Sales	--	3,477,380	–		3,477,380
Net investment gains	2,093,701	--	–		2,093,701
Interest and dividend income	187,364	--			187,364

	2,281,065	3,477,380			5,758,445
Cost of goods sold	--	396,475	–		396,475

Gross margin	2,281,065	3,080,905			5,361,970

Expenses

Amortization and depreciation	15,847	539,589	–		555,436
Foreign exchange loss	--	1,004,260	–		1,004,260
Management fees	--	82,500	--		82,500
Professional fees	--	148,520	300,000	f	448,520
Selling, general and administrative	543,341	265,172	--		808,513
Occupancy costs	64,857	--	--		64,857
Salaries and benefits	829,451	151,507	--		980,958
Stock-based compensation	--	41,142	--		41,142
Transfer agent and filing fees	--	43,745	--		43,745

	1,453,496	2,276,435	300,000		4,029,931

Net income before other income (expense)	827,569	804,470	300,000		1,332,039

Other income (expense)

Accretion of discount on loan payable	--	(451,202)			(451,202)
Interest expense and financing costs	(10,865)	(256,951)			(267,816)
Restructuring expense	(6,061,413)	--	6,061,413	h	--
Other income	--	3,506	–		3,506

	(6,072,278)	(704,647)	6,061,413		(715,512)

Net income/(loss) before income taxes, minority interest and discontinued operations	(5,244,709)	99,823	5,761,413		616,527

Income tax expense
Current	--	178,796	--		178,796
Future	--	1,382,878	–		1,382,878

Net income/(loss) before minority interest and discontinued operations	(5,244,709)	(1,461,851)	5,761,413		(945,147)

Minority interest	(7,018)	--	--		(7,018)

Net income/(loss) before discontinued	(5,237,691)	(1,461,851)	5,761,413		(938,129)
operations

Loss from discontinued operations, net of taxes	(484,372)	--	484,372	h	--

Net income/(loss) and comprehensive income (loss)	(5,722,063)	(1,461,851)	6,245,785		(938,129)

Net earnings/(loss) per share, basic	(0.71)	(0.07)			(0.04)
Net earnings/(loss) per share, diluted	(0.71)	(0.07)			(0.04)

Weighted average shares outstanding, basic	8,028,377	22,281,000			25,163,500
Weighted average shares outstanding, diluted	8,028,377	22,281,000			25,163,500

AMALCO
Notes to the consolidated pro-forma financial statements
(Expressed in Canadian dollars)

1.	Description of Transaction

On November 9, 2011, Envoy Capital Group Inc. (“Envoy”) and Merus Labs International Inc. (“ Merus”) entered into an arrangement agreement, whereby Envoy and Merus agreed to amalgamate (the “Amalgamation”) to form a new company (“Amalco”). The proposed Amalgamation will be effected by way of a Plan of Arrangement completed under the British Columbia Business Corporations Act. It will feature a common share exchange through which:

	•	Envoy shareholders will receive one common shares of Amalco (each, an “Amalco Common Share”) for each common share of Envoy (each, an “Envoy Common Share”) owned; and

	•	Merus shareholders will receive 0.25 Amalco Common Shares for each common share of Merus (each, a “Merus Common Share”) owned.

Prior to the Amalgamation, Envoy may consolidate its shares, as determined by Envoy’s board of directors, on the basis of up to one new Envoy Common Share for every three old Envoy Common Shares. The exchange ratio for Merus will be adjusted to account for any consolidation of Envoy Common Shares. On closing of the Amalgamation, under the terms of the arrangement agreement, all outstanding Envoy Common Share stock options and warrants will be exchanged for Amalco Common Share stock options, adjusted based on the Envoy exchange ratio of 1:1.

On closing of the Amalgamation, under the terms of the arrangement agreement, all outstanding Merus Common Share stock options and warrants will be exchanged for Amalco Common Share stock options, adjusted based on the Merus exchange ratio of 0.25:1, as adjusted to account for any consolidation of the Envoy Common Shares.

The transaction is subject to approval by Envoy and Merus common shareholders as well as regulatory, stock exchange and court approvals. The required shareholder approval will be 66% of the votes cast by each of the holders of Envoy and Merus Common Shares at shareholder meetings held to consider the proposed amalgamation transaction.

2.	Basis of Presentation

The accompanying unaudited pro-forma combined financial statements of Amalco have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (Canadian “GAAP”) from information derived from the financial statements of Envoy Capital Group Inc. (“Envoy”) and Merus Labs International Inc. (“Merus”) together with other information available to Amalco. The unaudited pro-forma combined financial statements have been prepared for inclusion in the Joint Management Information Circular involving Envoy and Merus dated November 10, 2011 in conjunction with the transaction described in Note 1 above.

The unaudited pro-forma consolidated financial statements have been prepared from:

	•	Envoy’s unaudited interim Consolidated Financial Statements as at and for the nine months ended June 30, 2011, and
	•	Merus’s audited Consolidated Financial Statements as at and for the year ended September 30, 2011.

The unaudited pro-forma consolidated financial statements have been prepared as follows:

	•	To include all adjustments necessary for fair presentation in accordance with Canadian GAAP,
•

To illustrate the impact of the transaction. The unaudited pro-forma consolidated financial statements may not be indicative of the operating results or financial condition that actually would have occurred if the transaction had been completed on the dates or for the periods presented, nor do they purport to project the results that may be obtained in the future.

5

AMALCO
Notes to the consolidated pro-forma financial statements
(Expressed in Canadian dollars)

3.	Significant Accounting Policies

Envoy and Merus prepare their consolidated financial statements in accordance with Canadian GAAP.

The unaudited pro-forma consolidated financial statements have been prepared on the basis that Envoy will acquire Merus using the purchase method of accounting. Accordingly, the assets and liabilities of Merus will be recorded at their estimated fair value using CICA 1582 Business Combinations.

4.	Preliminary Purchase Price Calculation and Allocation

The transaction described above in Note 1 has resulted in the following estimated purchase price allocation:

Estimated Purchase Price
Amalco Common Shares issued to Merus shareholders	11,900,979
Value of shares issued (per common share)	$2.00
23,801,958

The above purchase price has been allocated based on management’s preliminary estimates of fair values as follows:

Allocation of Purchase Price
Cash	347,721
Accounts receivable	1,407,052
Prepaid expenses	16,478
Inventory	421,756
Intangible assets	19,810,393
Accounts payable and accrued liabilities	(245,533)
Due to related party	(2,000)
Income taxes payable	(178,796)
Due to Iroko	(13,421,275)
Long-term loan payable	(500,000)
Future income tax liability	(1,382,878)
Goodwill	17,529,040

23,801,958

The unaudited pro-forma consolidated financial statements include the following pro-forma adjustments and assumptions:

a.	Watt International Inc. was divested by Envoy for proceeds of $2,150,000. As such, assets of $2,442,307, liabilities of $821,480 and equity of $529,173 were eliminated.
b.	In October 2011, 16,324,250 warrants of Merus were exercised for total proceeds of $6,272,918. Part of these proceeds was used to repay Merus’s short-term loan payable of $4,311,067.
c.	Planned private placement of 4,500,000 Amalco Shares at $2 per share for proceeds of $9,000,000.
d.	Repayment of due to Iroko of $13,421,275 by Amalco.

6

AMALCO
Notes to the consolidated pro-forma financial statements
(Expressed in Canadian dollars)

4.	Preliminary Purchase Price Calculation and Allocation (continued)

e.

11,900,979 shares of Amalco will be issued to holders of Merus Shares at $2 per share for total consideration of $23,801,958. Allocation of the consideration to Merus’s net assets and liabilities assumed will result in goodwill of $17,529,040.

	f.	Estimated transaction costs of plan of arrangement of $300,000.

	g.	Elimination of historical share capital of $3,648,664, contributed surplus of $450,992 and deficit of $2,137,805 belonging to Merus, resulting in $1,961,851 being eliminated from Amalco’s deficit.

	h.	Elimination of one-time restructuring expense of $6,061,413 incurred by Envoy and elimination of loss from discontinued operations of $484,372 related to Watt International Inc.

	i.	Assumption that the replacement of Envoy and Merus options and warrants will not result in an increase in fair value of Amalco’s options and warrants.

The calculation and purchase price allocation is a preliminary estimate and will change depending on several factors. The impact of these factors will not be known until the completion of the transaction. The factors are as follows:

•	Changes in fair values of Merus’s assets and liabilities between September 30, 2011 and the closing date of the transaction and as further analysis is completed.
•	Actual number of Merus Common Shares outstanding at the closing of the transaction.

5.	Pro-forma Share Capital

The pro-forma share capital has been determined as follows:

	Number of Shares	Amount
Number of shares issued to Merus shareholders	11,900,979	23,801,958
Number of shares issued to Envoy shareholders	8,762,524	8,762,524
Planned private placement of 4,500,000 Amalco shares at $2/share	4,500,000	9,000,000

	25,163,503	41,564,482

The pro-forma share capital assumes the minimum number of Amalco Shares of 25,163,503 is issued. The effect of the maximum number of shares that could be issued upon the amalgamation being effected of 30,291,664 Amalco Shares has not been included.

7

APPENDIX H
MERUS FINANCIAL STATEMENTS

H-1

MERUS LABS INTERNATIONAL INC.

Consolidated Financial Statements

Year Ended September 30, 2011

(Expressed in Canadian dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Merus Labs International Inc.

We have audited the accompanying consolidated financial statements of Merus Labs International Inc. (the “Company”), which comprise the consolidated balance sheet as at September 30, 2011, and the consolidated statement of operations, comprehensive loss, deficit and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also involves evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our modified audit opinion.

Qualified Opinion

These consolidated financial statements are presented without comparative figures, In our opinion, except for comparative figures not being presented, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2011 and the results of its operations and its cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 of the consolidated financial statements which indicates the existence of a material uncertainty that may cast significant doubt on the ability of the Company to continue as a going concern.

/s/ SATURNA GROUP CHARTERED ACCOUNTANTS LLP

Saturna Group Chartered Accountants LLP

Vancouver, Canada

November 9, 2011

MERUS LABS INTERNATIONAL INC.
Consolidated balance sheet
(Expressed in Canadian dollars)

September 30,
2011
$

Assets
Current Assets
Cash	347,721
Accounts receivable	1,407,052
Prepaid expenses	16,478
Inventory (Note 3)	421,756
2,193,007
Intangible assets (Note 4)	19,810,393
22,003,400

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	245,533
Due to related party (Note 7)	2,000
Income taxes payable	178,796
Loan payable (Note 5)	4,311,067
Current portion of note payable (Note 6)	157,500
Due to Iroko (Note 4)	13,421,275
18,316,171
Note payable (Note 6)	342,500
Future income tax liability (Note 13)	1,382,878
20,041,549

Shareholders’ Equity
Share capital (Note 8)	3,648,664
Contributed surplus (Note 8)	450,992
Deficit	(2,137,805)
1,961,851
22,003,400
Nature of operations and continuance of business (Note 1)
Subsequent events (Note 14)

Approved on behalf of the Board:

/s/ “Ahmad Doroudian”	/s/ “Ali Moghaddam”
Ahmad Doroudian, Director	Ali Moghaddam, Director

(The accompanying notes are an integral part of these consolidated financial statements)

2

MERUS LABS INTERNATIONAL INC.
Consolidated statement of operations, comprehensive loss, and deficit
(Expressed in Canadian dollars)

Year Ended
September 30,
2011
$
Sales revenue	3,477,380
Cost of goods sold	396,475
Gross margin	3,080,905
Expenses
Amortization	539,589
Foreign exchange loss	1,004,260
Management fees (Note 7)	82,500
Professional fees	148,520
Selling, general and administrative	265,172
Stock-based compensation (Note 9)	41,142
Transfer agent and filing fees	43,745
Wages and salaries	151,507
2,276,435
Income before other income (expense)	804,470
Other income (expense)
Accretion of discount on loan payable (Note 5)	(451,202)
Interest expense	(256,951)
Other income	3,506
(704,647)
Income before income taxes	99,823
Income tax expense
Current	(178,796)
Future	(1,382,878)
(1,561,674)
Net loss and comprehensive loss	(1,461,851)
Deficit, beginning of year	(675,954)
Deficit, end of year	(2,137,805)

Net loss per share, basic and diluted	(0.07)

Weighted average shares outstanding, basic and diluted	22,281,000

(The accompanying notes are an integral part of these consolidated financial statements)

3

MERUS LABS INTERNATIONAL INC.
Consolidated statement of cash flows
(Expressed in Canadian dollars)

Year Ended
September 30,
2011
$
Operating Activities
Net loss for the year	(1,461,851)
Items not involving cash:
Accretion of discount on loan payable	451,202
Amortization	539,589
Current income tax expense	178,796
Forgiveness of related party debt	3,090
Future income tax expense	1,382,878
Stock-based compensation	41,142
Unrealized foreign exchange	1,108,548
Changes in non-cash working capital items:
Accounts receivable	(1,400,713)
Inventory	(421,756)
Prepaid expenses	(16,478)
Accounts payable and accrued liabilities	215,837
Due to related party	2,000
622,284
Investing Activities

Acquisition of intangible assets	(7,958,857)
(7,958,857)
Financing Activities

Proceeds from loan payable	6,000,000
Repayment of loan payable	(1,570,000)
Proceeds from note payable	500,000
Proceeds from issuance of common shares	2,866,750
Proceeds from exercise of options and warrants	60,080
Share issuance costs	(186,520)
7,670,310
Increase in cash	333,737
Cash, beginning of year	13,984
Cash, end of year	347,721

Non-cash investing and financing activities:
Issuance of bonus units for loan payable	570,136

Supplemental disclosures:
Interest paid	256,951
Income tax paid	–

(The accompanying notes are an integral part of these consolidated financial statements)

4

MERUS LABS INTERNATIONAL INC.
Notes to the consolidated financial statements
For the year ended September 30, 2011
(Expressed in Canadian dollars)

1.	Nature of Operations and Continuance of Business

Merus Labs International Inc. (formerly 0865346 B.C. Ltd.) (the “Company”) was incorporated in British Columbia under the Business Corporations Act on November 2, 2009. The Company is a specialty pharmaceutical company engaged in the acquisition and licensing of legacy-branded prescription and over-the-counter pharmaceutical products.

The Company’s registered office is located at 2007 – 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3.

These consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at September 30, 2011, the Company has an accumulated deficit of $2,137,805 and a working capital deficit of $16,123,164. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. These factors raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recorded assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies

	(a)	Basis of Presentation

The consolidated financial statements and the related notes of the Company have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its’ wholly owned subsidiary, Merus Labs Inc. All inter-company balances and transactions have been eliminated on consolidation.

	(b)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to allowance for doubtful accounts, valuation of inventory, impairment of intangible assets, stock- based compensation, equity portion of loan payable, and future income tax asset valuation allowances. Financial results as determined by actual events could differ from those estimates.

	(c)	Cash and Cash Equivalents

Cash equivalents include highly liquid term investments, where the initial terms to maturity are less than 90 days.

	(d)	Basic and Diluted Net Earnings Per Share

The earnings per share figures are calculated using the weighted average number of common shares outstanding during the respective fiscal periods. Diluted earnings per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share purchase options and warrants are used to repurchase common shares at the average market price during the period.

5

MERUS LABS INTERNATIONAL INC.
Notes to the consolidated financial statements
For the year ended September 30, 2011
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	(e)	Income Taxes

The Company accounts for income taxes using the asset and liability method, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

	(f)	Foreign Currency Translation

Monetary assets and liabilities expressed in foreign currencies are translated to Canadian dollars at exchange rates in effect at the balance sheet date. Other assets and liabilities have been translated at exchange rates in effect at the transaction date. Revenues and expenses are translated at the average exchange rate for the period. Foreign exchange gains and losses are included in the statement of operations.

	(g)	Comprehensive Loss

The Company follows the accounting guidelines of CICA Handbook Section 1530 “Comprehensive Income”. Section 1530 establishes standards for reporting and presenting of comprehensive income or loss, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net earnings. As at September 30, 2011, the Company has no items representing comprehensive income or loss.

	(h)	Financial Instruments

The Company classifies all financial instruments as either held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities. Financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on the financial instruments classification. Held-for-trading instruments are measured at fair value with unrealized gains and losses recognized in results of operations. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost.

The Company has classified its financial instruments as follows:

•	Cash as held-for-trading;
•	Accounts receivable as loans and receivables; and
•	Accounts payable and accrued liabilities, amounts due to related party, loan payable, note payable, and amount due to Iroko as other financial liabilities.

(i)	Inventory

Inventory is comprised of raw materials, work-in-progress and finished goods of Vancocin and is recorded at the lower of cost or net realizable value on a first-in first-out basis. The Company establishes inventory reserves for estimated obsolete or unsaleable inventory equal to the difference between the cost of inventory and the estimated realizable value based upon assumptions about future and market conditions.

6

MERUS LABS INTERNATIONAL INC.
Notes to the consolidated financial statements
For the year ended September 30, 2011
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	(j)	Accounts Receivable

Accounts receivable are stated at their principal balances and are non-interest bearing and unsecured. Management conducts a periodic review of the collectability of accounts receivable and deems all unpaid amounts greater than 90 days to be uncollectible. The Company records an allowance for doubtful accounts if any uncertainty exists with respect to the recoverability of certain amounts based on historical experience or economic climate.

	(k)	Revenue Recognition

Revenue from product sales of Vancocin, including shipments to distributors, is recognized when the product is shipped, the price is fixed or determinable, and collection is reasonably assured.

The Company’s return policy is limited to damaged or expired product. The return allowance is determined based on analysis of the historical rate of returns, which is applied directly against sales.

	(l)	Intangible Assets

Intangible assets include all costs incurred to acquire licensing and distribution agreements and trademarks. Intangible assets are recorded at cost and amortized over useful lives of 5 to 15 years.

The Company evaluates the recoverability of long-lived assets and the related estimated remaining lives at each balance sheet date. The Company records an impairment or change in useful life whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed.

	(m)	Stock-based Compensation

The Company recognizes stock-based compensation expense in accordance with CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. When stock or stock options are issued to employees, compensation expense is recognized based on the fair value of the stock or stock options issued on the date of grant, over the vesting period of the stock or stock options. Stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. On the exercise of stock options, share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus.

	(n)	Future Changes in Accounting Standards

In August 2009, the Accounting Standards Board (“AcSB”) issued CICA Handbook Section 1625, “Comprehensive Revaluation of Assets and Liabilities” for consistency with new Section 1582, “Business Combinations”. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. The section is applicable for the Company for the fiscal year beginning October 1, 2011, and is not expected to have a material impact on the Company’s consolidated financial statements.

7

MERUS LABS INTERNATIONAL INC.
Notes to the consolidated financial statements
For the year ended September 30, 2011
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(n) Future Changes in Accounting Standards (continued)

In August 2009, AcSB issued CICA Handbook Section 3251, “Equity” in response to issuing Section 1602, “Non-controlling Interests”. The amendments require non-controlling interests to be recognized as a separate component of equity. The amendments apply only to entities that have adopted Section 1602. The adoption of this section is not expected to have a material impact on the Company’s consolidated financial statements.

In January 2009, the AcSB issued CICA Handbook Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements” and 1602, “Non-controlling Interests” which replace CICA Handbook Sections 1581, “Business Combinations” and 1600, “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual financial statements for its fiscal year beginning June 1, 2011. Early adoption of this section is permitted and all three sections must be adopted concurrently. The adoption of these sections is not expected to have a material effect on the Company’s consolidated financial statements.

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The date is for interim and annual financial statements beginning on or after January 1, 2011. Implementation of the change will require the restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2012. The Company has completed its IFRS changeover and has not identified any material changes.

3.	Inventory

2011
$
Finished goods	295,769
Work-in-process	69,216
Raw materials	56,771
421,756

4.	Intangible Assets

			2011
		Accumulated	Net Carrying
	Cost	Amortization	Value
	$	$	$
Licensing and distribution	151,405	22,439	128,966
Trademark	20,198,577	517,150	19,681,427

	20,349,982	539,589	19,810,393

8

MERUS LABS INTERNATIONAL INC.
Notes to the consolidated financial statements
For the year ended September 30, 2011
(Expressed in Canadian dollars)

4.	Intangible Assets (continued)

Licensing and Distribution Agreement

In September 2010, the Company acquired an exclusive licensing and distribution agreement to import, distribute and sell products of Innocoll Pharmaceuticals Inc. (“Innocoll”). Pursuant to an agreement, the Company will make the following payments to Innocoll:

•	US$75,000 upon execution of the agreement (paid);
•	US$75,000 upon earlier of regulatory approval for any product or six months after execution of agreement (paid);
•	6% of sales for all products for the second year following the first sale of any product, subject to a minimum of $87,500; and
•	15% of sales for all products for the third year following the first sale of any product, subject to a minimum of $200,000.

Trademark

In May 2011, the Company completed the acquisition of Vancocin (vancomycin hydrochloride) capsules from Iroko International LP (“Iroko”). The acquisition includes all rights to manufacture, market and sell Vancocin Oral 125 mg and 250 mg capsules in the Canadian market. Pursuant to the asset purchase agreement of Vancocin, the Company paid $20,198,577 (US$20,804,133) for the rights to the trademark and $592,548 (US$608,493) for the inventory of Vancocin on the acquisition date. The payment terms for the trademark are as follows:

•	US$8,000,000 on the date of the agreement (paid);
•	US$9,000,000 on or before November 30, 2011; and
•	US$3,804,133 on or before May 13, 2012.

As at September 30, 2011, the Company owes $13,421,275 (US$12,804,133) to Iroko for the amounts owing on the acquisition agreement.

5.	Loan Payable

On May 13, 2011, the Company borrowed $6,000,000 from a non-related party to finance its acquisition of Vancocin. The amounts owing is secured a general security agreement, bears interest at 12% per annum, and is due on or before November 10, 2011. The Company is committed to principal repayments of $400,000 plus accrued interest on the last business day of each month and issued 3,000,000 incentive bonus units. Each incentive bonus unit is comprised of one common share and one share purchase warrant which grants the holder to purchase one additional common share at $0.40 per share until May 12, 2013.

Pursuant to CICA 3863, “Financial Instruments – Presentation”, the Company split the proceeds of the loan between the debt and equity, based on the relative fair values of the debt and the shares. At inception, the amount attributable to the debt was $5,429,865, and the amount attributable to the units was $570,135. This amount represented a deemed discount on the debt issuance and is being accreted accordingly in the statement of operations over the term of the debt. For the year ended September 30, 2011, the Company recorded accretion expense of $451,202 and repaid principal amounts of $1,570,000. As at September 30, 2011, the carrying value of the loan was $4,311,067.

9

MERUS LABS INTERNATIONAL INC.
Notes to the consolidated financial statements
For the year ended September 30, 2011
(Expressed in Canadian dollars)

6.	Note Payable

On July 1, 2011, the Company entered into a support services agreement with a distribution services provider. Under the terms of the agreement, the distribution services provider provided the Company with loan of $500,000 to be used for working capital purposes in consideration for being the Company’s exclusive provider of certain distribution services of the Company’s products in Canada. Payment term for the loan is 1.5% of net sales of Vancocin. The agreement is for a five year term with automatic renewal terms of two years until terminated. The current portion of the note payable of $157,500 has been determined based on management’s estimate of sales for the next 12 months.

7.	Related Party Transactions

(a) During the year ended September 30, 2011, the Company incurred management fees of $72,500 to a company controlled by a director of the Company.

(b) During the year ended September 30, 2011, the Company incurred management fees of $10,000 to a former director of the Company.

(c) As at September 30, 2011, the Company owed $2,000 to the President of the Company. The amount owing is unsecured, non-interest bearing, and due on demand.

All of the above transactions have been in the normal course of operations and have been recorded at their exchange amounts, which are the amounts agreed upon by the transacting parties.

8.	Share Capital

Authorized:

Preferred Shares, no maximum, without par value
Common Shares, no maximum, without par value

	Common shares		Subscriptions	Contributed
		Amount	receivable	surplus
	Number	$	$	$

Balance, September 30, 2010	13,682,716	470,551	(8,750)	283,178
Subscriptions received	–	–	8,750	–
Shares issued for cash	13,927,000	2,858,000	–	–
Shares issued for stock options exercised	260,000	61,615	–	(35,615)
Shares issued for warrants exercised	85,200	37,072	–	(2,992)
Incentive shares issued for loan payable	3,000,000	570,135	–	–
Fair value of agents’ warrants	–	(162,189)	–	162,189
Share issuance costs	–	(186,520)	–	–
Forgiveness of related party debt	–	–	–	3,090
Fair value of stock options granted	–	–	–	41,142
Balance, September 30, 2011	30,954,916	3,648,664	–	450,992

10

MERUS LABS INTERNATIONAL INC.
Notes to the consolidated financial statements
For the year ended September 30, 2011
(Expressed in Canadian dollars)

8.	Share Capital (continued)

(a)

On November 15, 2010, the Company issued 952,000 units at $0.25 per unit for proceeds of $238,000. Each unit consisted of one common share and one share purchase warrant which entitles the holder to purchase one common share at a price of $0.40 per share until May 15, 2012.

As part of the private placement, the Company paid $18,920 in agent’s commissions and issued 75,680 agent’s warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.40 per share until May 15, 2012. The fair value of the warrants issued was determined to be $6,433 using the Black-Scholes option pricing model assuming a two year useful life, 100% volatility, risk-free rate of 1.29%, and no expected dividends.

(b)

On March 22, 2011, the Company issued 10,475,000 units at $0.20 per unit for proceeds of $2,095,000. Each unit consisted of one common share and one share purchase warrant which entitles the holder to purchase one common share at a price of $0.40 per share until March 21, 2013.

As part of the private placement, the Company paid $167,600 in agent’s commissions and issued 1,047,500 agent’s warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.20 per share until March 21, 2013. The fair value of the warrants issued was determined to be $94,885 using the Black-Scholes option pricing model assuming a 2 year useful life, 100% volatility, risk-free rate of 1.83%, and no expected dividends.

(c)

On May 10, 2011, the Company issued 2,500,000 units at $0.21 per unit for proceeds of $525,000. Each unit consisted of one common share and one share purchase warrant which entitles the holder to purchase one common share at a price of $0.40 per share until May 10, 2013.

As part of the private placement, the Company issued 250,000 agent’s warrants. Each warrant entitles the holder to purchase one common share at a price of $0.21 per share until May 10, 2013. The fair value of the warrants issued was determined to be $60,871 using the Black- Scholes option pricing model assuming a two year useful life, 100% volatility, risk-free rate of 1.83%, and no expected dividends.

(d)

On May 12, 2011, the Company issued 3,000,000 bonus units with a fair value of $570,135 as additional consideration to the lender for issuance of the loan payable. Each unit consisted of one common share and one share purchase warrant which entitles the holder to purchase one common share at a price of $0.40 per share until May 12, 2013.

	(e)	On June 1, 2011, the Company issued 50,000 common shares at $0.40 per share pursuant to share purchase warrants exercised for proceeds of $20,000.

	(f)	On June 2, 2011, the Company issued 160,000 common shares at $0.10 per share pursuant to stock options exercised for proceeds of $16,000.

	(g)	On August 15, 2011, the Company issued 35,200 common shares at $0.40 per share pursuant to share purchase warrants exercised for proceeds of $14,080.

	(h)	On August 16, 2011, the Company issued 100,000 common shares at $0.10 per share pursuant to stock options exercised for proceeds of $10,000.

11

MERUS LABS INTERNATIONAL INC.
Notes to the consolidated financial statements
For the year ended September 30, 2011
(Expressed in Canadian dollars)

9.	Stock Options

On April 4, 2011, the Company granted 20,000 stock options to officers and directors of the Company at an exercise price of $0.14 per common share expiring on April 4, 2013.

On June 27, 2011, the Company granted 100,000 stock options to an officer of the Company at an exercise price of $0.75 per common share expiring on June 27, 2013.

The following table summarizes the continuity of the Company’s stock options:

		Weighted
		average
		exercise
	Number	price
	of options	$
Outstanding, September 30, 2010	1,050,000	0.10
Granted	120,000	0.65
Exercised	(260,000)	(0.10)
Outstanding, September 30, 2011	910,000	0.17

The following stock options were outstanding and exercisable at September 30, 2011:

	Exercise
Number	price
of options	$	Expiry date
50,000	0.10	March 30, 2012
740,000	0.10	July 9, 2012
20,000	0.14	April 4, 2013
100,000	0.75	April 4, 2013
910,000

The weighted average remaining contractual life of the outstanding stock options is 1.2 years and the weighted average fair value on grant date was $0.40. For the year ended September 30, 2011, the fair value for the stock options granted was $41,142 using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

2011
Risk-free interest rate	2.18%
Expected life (in years)	2.0
Expected volatility	100%

12

MERUS LABS INTERNATIONAL INC.
Notes to the consolidated financial statements
For the year ended September 30, 2011
(Expressed in Canadian dollars)

10.	Share Purchase Warrants

The following table summarizes the continuity of share purchase warrants:

		Weighted
		average
		exercise
	Number of	price
	warrants	$
Balance, September 30, 2010	–	–
Issued	18,300,180	0.39
Exercised	(85,200)	0.40
Balance, September 30, 2011	18,214,980	0.39

The following share purchase warrants were outstanding as at September 30, 2011:

	Exercise
Number	price
of warrants	$	Expiry date
902,000	0.40	May 15, 2012
40,480	0.40	November 15, 2012
10,475,000	0.40	March 21, 2013
1,047,500	0.20	March 21, 2013
2,500,000	0.40	May 10, 2013
250,000	0.21	May 10, 2013
3,000,000	0.40	May 12, 2013
18,214,980

11.	Financial Instruments and Risk Management

	(a)	Fair Values

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s balance sheet as at September 30, 2011 as follows:

	Fair Value Measurements Using
	Quoted prices in active	Significant other	Significant
	markets for identical	observable	unobservable	Balance,
	instruments	inputs	inputs	September 30,
	(Level 1)	(Level 2)	(Level 3)	2011
	$	$	$	$
Cash	347,721	–	–	347,721

The fair values of other financial instruments, which include accounts receivable, accounts payable and accrued liabilities, due to related party, loan payable, note payable, and amount due to Iroko approximate their carrying values due to the relatively short-term maturity of these instruments.

13

MERUS LABS INTERNATIONAL INC.
Notes to the consolidated financial statements
For the year ended September 30, 2011
(Expressed in Canadian dollars)

11.	Financial Instruments and Risk Management (continued)

	(b)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s exposure to credit risk is in its cash and receivables. Cash is held with a major bank in Canada, which has a high credit quality as determined by rating agencies. Receivables represent amounts owing from creditors from sales and is continually monitored by management for collectability. If amounts are deemed to be uncollectible from a specific creditor, no future sales will be conducted with that creditor.

	(c)	Interest Rate Risk

The Company is not exposed to any significant interest rate risk.

	(d)	Foreign Currency Risk

The Company is exposed to foreign currency risk on its U.S. dollar denominated accounts receivable, accounts payable, and amount due to Iroko. The Company does not have any hedging contracts to manage its foreign currency risk.

	(e)	Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available capital in order to meet its liquidity requirements. Management maintains sufficient cash to satisfy short-term liabilities in highly liquid investments.

12.	Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity comprised of issued share capital, contributed surplus, and deficit.

Management reviews the capital management approach on an ongoing basis and believes that this approach is reasonable given the current state of financial markets. If there is uncertainty over the ability to raise funds in current or future economic conditions, the Company would manage capital by minimizing ongoing expenses.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended September 30, 2010.

13.	Income Taxes

The tax effect (computed by applying the Canadian federal and provincial statutory rate) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

2011
$
Canadian statutory income tax rate	26.5%
Income tax expense at statutory rate	26,453
Tax effect of:
Permanent differences and other	1,709,866
Change in enacted tax rates	(88,162)
Change in valuation allowance	(86,483)
Income tax provision	1,561,674

14

MERUS LABS INTERNATIONAL INC.
Notes to the consolidated financial statements
For the year ended September 30, 2011
(Expressed in Canadian dollars)

13.	Income Taxes (continued)

The significant components of future income tax assets and liabilities are as follows:

2011
$
Future income tax assets (liabilities)
Share issuance costs	37,304
Intangible assets	(1,420,182)
Net future income tax liability	(1,382,878)

14.	Subsequent Events

(a)

On October 10, 2011, the Company entered into a letter of intent with Envoy Capital Group Inc. pursuant to which both companies will amalgamate. This Plan of Arrangement for amalgamation will be conditional upon receipt of all required approvals.

(b)

In October 2011, the Company issued 1,297,500 share purchase warrants pursuant to agent warrants exercised. 16,649,000 warrants, including the 1,297,500 share purchase warrants issued, were exercised into common shares for proceeds of $6,402,600. Holders of warrants who exercised their warrants prior to October 12, 2011 were granted one half of a bonus warrant exercisable at $0.65 per common share and expiring April 30, 2013. A total of 7,675,750 bonus warrants were issued.

15